UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Rio Novo Gold Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Virgin Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

Aura Minerals Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares, no par value
(Title of Class of Subject Securities)

G06973
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

701 Fifth Avenue, Suite 6100

Seattle, WA 98104

Telephone: (206) 903-8800

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 31, 2018
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Notices of Special Meetings and Joint Management Proxy Circular (the “Circular”)

Rio Novo Gold Inc. (“Rio Novo”) Form of Proxy

Rio Novo Voting Instruction Form

Rio Novo Letter of Transmittal

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “Notice to United States Shareholders” preceding the table of contents to the Circular.

NOTICES OF SPECIAL MEETINGS

AND

JOINT MANAGEMENT PROXY CIRCULAR

with respect to the proposed

MERGER

of

AURA MINERALS INC.

and

RIO NOVO GOLD INC.

January 23, 2018

These materials are important and require your immediate attention. They require shareholders of Aura Minerals Inc. and Rio Novo Gold Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a holder of shares of Aura Minerals Inc. and have any questions or require more information with regard to voting your shares please contact Ryan Goodman, Corporate Secretary of Aura Minerals Inc. (i) by telephone at 305-239-9332, or (ii) by e-mail at info@auraminerals.com. If you are a holder of shares of Rio Novo Gold Inc. and have any questions or require more information with regard to voting your shares please contact Patrick Panero, President and Chief Executive Officer of Rio Novo Gold Inc., (i) by telephone at +55 (21) 3956-5025, or (ii) by e-mail at info@rnovogold.com.

Notice to United States Shareholders

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included (or incorporated by reference) in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

LETTER TO AURA SHAREHOLDERS	i	GENERAL PROXY MATTERS – AURA			87

LETTER TO RIO NOVO SHAREHOLDERS	iv	GENERAL PROXY MATTERS – RIO NOVO			89

NOTICE OF SPECIAL MEETING OF AURA SHAREHOLDERS	vii	QUESTIONS AND OTHER ASSISTANCE			91

NOTICE OF SPECIAL MEETING OF RIO NOVO SHAREHOLDERS	ix	APPROVED BY DIRECTORS			92

GENERAL QUESTIONS AND ANSWERS FOR AURA SHAREHOLDERS	xi	EXPERTS’ CONSENTS			93

GENERAL QUESTIONS AND ANSWERS FOR RIO NOVO SHAREHOLDERS	xiv	APPENDICES

JOINT MANAGEMENT PROXY CIRCULAR	1	APPENDIX A	–	Aura Resolutions
		APPENDIX B	–	Rio Novo Resolutions
FORWARD-LOOKING INFORMATION	4	APPENDIX C	–	Plan of Merger
		APPENDIX D	–	Section 179 of the BVIBCA
GLOSSARY OF TERMS	7	APPENDIX E	–	Aura Fairness Opinion
		APPENDIX F	–	Aura Independent Valuation
INFORMATION FOR NON-REGISTERED SHAREHOLDERS	17	APPENDIX G	–	Rio Novo Fairness Opinion
		APPENDIX H	–	Rio Novo Independent Valuation
SUMMARY	19	APPENDIX I	–	Information Concerning Aura Minerals Inc.
		APPENDIX J	–	Information Concerning Rio Novo Gold Inc.
THE MERGER	34	APPENDIX K	–	Aura Minerals Inc. Unaudited Pro Forma Financial Statements

EFFECT OF THE MERGER	47

PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE	59

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	65

RIO NOVO SHAREHOLDER DISSENT RIGHTS	68

COSTS OF MERGER	69

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	69

TIMING	72

BUSINESS OF AURA AFTER GIVING EFFECT TO THE MERGER	73

RISK FACTORS	82

INTERESTS OF EXPERTS	86

INFORMATION CONCERNING AURA MINERALS INC. AND RIO NOVO GOLD INC.	86

MATTERS TO BE CONSIDERED AT THE AURA MEETING	86

MATTERS TO BE CONSIDERED AT THE RIO NOVO MEETING	87

January 23, 2018

Dear Aura Shareholders:

You are invited to attend a special meeting (the “Aura Meeting”) of holders (“Aura Shareholders”) of shares (“Aura Shares”) in Aura Minerals Inc. (“Aura”) to be held at the BVI International Arbitration Centre, Ritter House, 3rd Floor, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands on February 22, 2018 at 12:00 p.m. (BVI time). At the Aura Meeting, Aura Shareholders will be asked to consider and vote upon a proposed plan of merger (the “Plan of Merger”) to implement the proposed merger (the “Merger”) under section 170 of the BVI Business Companies Act, 2004 between Aura and Rio Novo Gold Inc. (“Rio Novo”). Aura will survive the Merger as the surviving company.

On December 18, 2017, Aura and Rio Novo entered into a merger agreement (the “Merger Agreement”) to effect the Merger. A copy of the Merger Agreement is available on the SEDAR website at www.sedar.com under Aura’s profile. Upon consummation of the Merger all of the issued and outstanding shares in Rio Novo (“Rio Novo Shares”), other than Rio Novo Shares held by or on behalf of shareholders who have properly exercised their statutory right to dissent under the laws of the British Virgin Islands, or certain ineligible shareholders (if any), will be converted into Aura Shares, and each holder of Rio Novo Shares whose Rio Novo Shares are so converted will receive 0.053 of an Aura Share for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole share).

We anticipate the Merger will benefit Aura and Aura Shareholders in a variety of ways, including (among others) by:

•	Adding a low-cost opportunity, the Almas Gold Project, that has the potential to extend Aura’s gold production and cash flow profile. The Almas Gold Project is a largely de-risked, open-pit gold project with compelling economics.

•	Providing Aura with increased critical mass, an improved capital markets profile and the opportunity to garner greater institutional interest through the addition of the Almas Gold Project to Aura’s asset porfolio.

•	Achieving synergies by combining certain operational and administrative functions of Aura and Rio Novo.

•	Lowering Aura’s average cash cost per ounce of produced gold.

•	Increasing the liquidity in the market for Aura Shares.

The resolutions approving the Plan of Merger and the Merger (the “Aura Resolutions”) must be approved by at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting. In addition, (i) the Aura Resolutions must be approved by a majority of the votes cast by Aura Shareholders, other than Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as the Merger constitutes a “related party transaction” for Aura for the purposes of MI 61-101; and (ii) in accordance with the rules of the Toronto Stock Exchange (the “TSX”), the Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders that are not both (a) insiders of Aura and (b) receiving any consideration in the Merger.

The board of directors of Aura (excluding one member of the board, Paulo Carlos de Brito, who has, in accordance with Aura’s memorandum and articles of association, declared an interest in, and refrained from voting in respect of, the transactions contemplated by the Merger Agreement) has unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Aura, (ii) based upon, among other factors, a fairness opinion delivered by Aura’s financial advisor, Canaccord Genuity Corp., that the consideration to be issued by Aura in connection with the Merger is fair, from a financial point of view, to Aura Shareholders (other than Northwestern Enterprises Ltd., which currently owns a majority of the outstanding Aura Shares and a majority of the outstanding Rio Novo Shares), and (iii) to recommend that Aura Shareholders vote in favour of the Aura Resolutions.

- i -

On December 18, 2017, Northwestern Enterprises Ltd. and each of the directors and officers of Aura, who collectively hold an aggregate of approximately 52.4% of the outstanding Aura Shares, entered into voting support agreements with Aura pursuant to which they have agreed to vote their Aura Shares in favour of the Aura Resolutions. On the same date, Northwestern Enterprises Ltd. and each of the directors and officers of Rio Novo, who collectively hold an aggregate of approximately 66.3% of the outstanding Rio Novo Shares, entered into voting support agreements with Aura pursuant to which they agreed to vote in favour of the Rio Novo Resolutions (as defined below).

At a meeting of holders of Rio Novo Shares (“Rio Novo Shareholders”) scheduled to be held on the same date as the Aura Meeting (the “Rio Novo Meeting”), Rio Novo Shareholders will also be asked to consider and, if thought advisable, pass resolutions (the “Rio Novo Resolutions”) approving the Plan of Merger and the Merger. The Rio Novo Resolutions must be approved by at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting. In addition, the Rio Novo Resolutions must be approved by a majority of the votes cast by Rio Novo Shareholders, other than Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “business combination” and a “related party transaction” for Rio Novo for the purposes of MI 61-101.

Additional conditions to the completion of the Merger include that the TSX conditionally approves the listing of the Aura Shares to be issued pursuant to the Merger and the receipt of all necessary regulatory approvals. On January 18, 2018, Aura obtained the TSX’s conditional approval to list up to 9,942,369 new Aura Shares in connection with the Merger, subject only to the satisfaction of customary listing conditions of the TSX.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will become effective on or about March 16, 2018. Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares.

The accompanying joint management proxy circular (the “Circular”) contains a detailed description of the Merger and the other matters to be considered at the Aura Meeting and the Rio Novo Meeting, as well as detailed information regarding Aura and Rio Novo and certain pro forma financial information regarding Aura after giving effect to the Merger. It also includes certain risk factors relating to the completion of the Merger and the potential consequences of an Aura Shareholder continuing to hold Aura Shares following the Merger. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

If you are a registered Aura Shareholder (i.e., you are registered in the register of members of Aura as the holder of your Aura Shares in your own name) and are unable to attend the Aura Meeting in person, please exercise your right to vote by completing, signing and delivering the enclosed form of Aura proxy (which is printed on green paper) c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

In order to be valid and acted upon at the Aura Meeting, your proxy must be received no later than 12:00 p.m. (BVI time) on February 20, 2018 or, if the Aura Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Aura Meeting. Further instructions with respect to voting by proxy at the Aura Meeting are provided in the form of Aura proxy included with these materials and in the Circular. If you are unable to attend the Aura Meeting, we encourage you to submit the enclosed form of Aura proxy as soon as possible.

- ii -

Aura Shareholders may beneficially own Aura Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Aura Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Aura Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf. Failure to do so may result in your Aura Shares not being eligible to be voted at the Aura Meeting.

If you have any questions or require more information with regard to the Merger or voting your Aura Shares, please feel free to contact Ryan Goodman, Corporate Secretary of Aura (i) by telephone at 305-239-9332, or (ii) by e-mail at info@auraminerals.com.

Yours very truly, (signed) “Rodrigo Barbosa” Rodrigo Barbosa President & CEO Aura Minerals Inc.

- iii -

January 23, 2018

Dear Rio Novo Shareholders:

You are invited to attend a special meeting (the “Rio Novo Meeting”) of holders (“Rio Novo Shareholders”) of shares (“Rio Novo Shares”) in Rio Novo Gold Inc. (“Rio Novo”) to be held at the BVI International Arbitration Centre, Ritter House, 3rd Floor, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands on February 22, 2018 at 11:00 a.m. (BVI time). At the Rio Novo Meeting, Rio Novo Shareholders will be asked to consider and vote upon a proposed plan of merger (the “Plan of Merger”) to implement the proposed merger (the “Merger”) under section 170 of the BVI Business Companies Act, 2004 between Rio Novo and Aura Minerals Inc. (“Aura”). Aura will survive the Merger as the surviving company.

On December 18, 2017, Rio Novo and Aura entered into a merger agreement (the “Merger Agreement”) to effect the Merger. A copy of the Merger Agreement is available on the SEDAR website at www.sedar.com under Rio Novo’s profile. Upon consummation of the Merger all of the issued and outstanding Rio Novo Shares, other than Rio Novo Shares held by or on behalf of shareholders who have properly exercised their statutory right to dissent under the laws of the British Virgin Islands, or certain ineligible shareholders (if any), will be converted into Aura Shares, and each holder of Rio Novo Shares whose Rio Novo Shares are so converted will receive 0.053 of an Aura Share for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share).

We anticipate that the Merger will have the following benefits for Rio Novo Shareholders (among others):

•	Aura’s portfolio of operating assets is highly complementary to Rio Novo’s existing project portfolio. This enhanced combination of producing assets and a robust development pipeline better positions post-Merger Aura as a growing mid-tier gold producer.

•	Aura’s producing, cash flow generating properties, together with its balance sheet, should enable, at the appropriate times, Rio Novo’s projects to be brought out of care-and-maintenance and facilitate the development of the Almas Gold Project.

•	Aura’s management and skilled personnel have relevant experience and country-specific knowledge and are well-suited to fast-track the development of the Almas Gold Project.

•	The potential for significant synergies from combining certain administrative and operational functions of Aura and Rio Novo.

•	A more liquid market and greater market presence.

Rio Novo Shareholders will be asked to consider and pass resolutions (the “Rio Novo Resolutions”) that must be approved by at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting, authorizing and approving the Plan of Merger and the Merger. In addition, the Rio Novo Resolutions must be approved by a majority of the votes cast by Rio Novo Shareholders, other than Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as the Merger constitutes a “business combination” (and a “related party transaction”) for Rio Novo for the purposes of MI 61-101.

The board of directors of Rio Novo has unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Rio Novo, (ii) based upon, among other factors, a fairness opinion delivered by MNP LLP that the Merger is fair to Rio Novo Shareholders (other than Northwestern Enterprises Ltd., which currently owns a majority of the outstanding Rio Novo Shares and a majority of the outstanding Aura Shares), and (iii) to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions.

- iv -

On December 18, 2017, Northwestern Enterprises Ltd. and each of the directors and officers of Rio Novo, who collectively hold an aggregate of approximately 66.3% of the outstanding Rio Novo Shares, entered into voting support agreements with Aura pursuant to which they agreed to vote in favour of the Rio Novo Resolutions. On the same date, Northwestern Enterprises Ltd. and each of the directors and officers of Aura, who collectively hold an aggregate of approximately 52.4% of the outstanding Aura Shares, entered into voting support agreements with Aura pursuant to which they have agreed to vote their Aura Shares in favour of the Aura Resolutions (as defined below).

At a meeting of holders of Aura Shares (“Aura Shareholders”) scheduled to be held on the same date as the Rio Novo Meeting (the “Aura Meeting”), Aura Shareholders will also be asked to consider, and if thought advisable, pass resolutions (the “Aura Resolutions”) approving the Plan of Merger and the Merger. The Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting. In addition, (i) the Aura Resolutions must be approved by a majority of the votes cast by Aura Shareholders, other than Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger also constitutes a “related party transaction” for Aura for the purposes of MI 61-101; and (ii) in accordance with the rules of the Toronto Stock Exchange (the “TSX”), the Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders that are not both (a) insiders of Aura and (b) receiving any consideration in the Merger.

Additional conditions to the completion of the Merger include that the TSX conditionally approves the listing of the Aura Shares to be issued pursuant to the Merger and the receipt of all necessary regulatory approvals. On January 18, 2018, Aura obtained the TSX’s conditional approval to list up to 9,942,369 new Aura Shares in connection with the Merger, subject only to the satisfaction of customary listing conditions of the TSX.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will become effective on or about March 16, 2018. Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares.

The accompanying joint management proxy circular (the “Circular”) contains a detailed description of the Merger and the other matters to be considered at the Rio Novo Meeting and the Aura Meeting, as well as detailed information regarding Rio Novo and Aura and certain pro forma financial information regarding Aura after giving effect to the Merger. It also includes certain risk factors relating to the completion of the Merger and the potential consequences of a Rio Novo Shareholder exchanging such holder’s Rio Novo Shares for Aura Shares in connection with the Merger. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

If you are a registered Rio Novo Shareholder (i.e., you are registered in the register of members of Rio Novo as the holder of your Rio Novo Shares in your own name) and are unable to attend the Rio Novo Meeting in person, please exercise your right to vote by completing, signing and delivering the enclosed form of Rio Novo proxy (which is printed on blue paper) c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

In order to be valid and acted upon at the Rio Novo Meeting, your proxy must be received no later than 11:00 a.m. (BVI time) on February 20, 2018 or, if the Rio Novo Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Rio Novo Meeting. Further instructions with respect to voting by proxy at the Rio Novo Meeting are provided in the form of Rio Novo proxy included with these materials and in the Circular. If you are unable to attend the Rio Novo Meeting, we encourage you to submit the enclosed form of Rio Novo proxy as soon as possible.

Rio Novo Shareholders may beneficially own Rio Novo Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Rio Novo Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Rio Novo Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf. Failure to do so may result in your Rio Novo Shares not being eligible to be voted at the Rio Novo Meeting.

- v -

If you have any questions or require more information with regard to the Merger or voting your Rio Novo Shares, please feel free to contact Patrick Panero, President and Chief Executive Officer of Rio Novo, (i) by telephone at +55 (21) 3956-5025, or (ii) by e-mail at info@rnovogold.com.

On behalf of our board, I would like to express our gratitude for the support you have given us to date. I would also like to thank our directors and our employees for their hard work and their support for the Merger. We look forward to seeing you at the Rio Novo Meeting and to the next phase of the Rio Novo story – as part of a larger Aura.

Yours very truly, (signed) “Robert Patrick Panero” Robert Patrick Panero President & CEO Rio Novo Gold Inc.

- vi -

AURA MINERALS INC.

NOTICE OF SPECIAL MEETING OF AURA SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Aura Meeting”) of the holders (“Aura Shareholders”) of shares (“Aura Shares”) in the capital of Aura Minerals Inc. (“Aura”) will be held at the BVI International Arbitration Centre, Ritter House, 3rd Floor, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands on February 22, 2018 at 12:00 p.m. (BVI time), for the following purposes:

(a)	to consider and, if thought advisable, to pass, with or without variation, resolutions (the “Aura Resolutions”), the full text of which are set forth in Appendix A to the accompanying joint management proxy circular of Aura and Rio Novo Gold Inc. (“Rio Novo”) dated January 23, 2018 (the “Circular”), to approve a plan of merger (the “Plan of Merger”) to implement the proposed merger (the “Merger”) under section 170 of the BVI Business Companies Act, 2004 between Aura and Rio Novo pursuant to the Merger Agreement (as defined in the accompanying Circular); and

(b)	to transact such further and other business as may properly be brought before the Aura Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters proposed to be put before the Aura Meeting (including a copy of the Plan of Merger) are set forth in the Circular, which should be read in conjunction with this notice.

The board of directors of Aura (excluding one member of the board, Paulo Carlos de Brito, who has, in accordance with Aura’s memorandum and articles of association, declared an interest in, and refrained from voting in respect of, the transactions contemplated by the Merger Agreement (as defined in the Circular)) unanimously recommends that Aura Shareholders vote in favour of the Aura Resolutions. It is a condition to the completion of the Merger that the Aura Resolutions be approved at the Aura Meeting.

Each Aura Share entitled to be voted at the Aura Meeting will entitle the holder to one vote at the Aura Meeting. The Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting. In addition, (i) the Aura Resolutions must be approved by a majority of the votes cast by Aura Shareholders, other than Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as the Merger constitutes a “related party transaction” for Aura for the purposes of MI 61-101; and (ii) in accordance with the rules of the Toronto Stock Exchange, the Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders that are not both (a) insiders of Aura and (b) receiving any consideration in the Merger.

The record date (the “Aura Record Date”) for the determination of Aura Shareholders entitled to receive notice of and to vote at the Aura Meeting is January 18, 2018. Only Aura Shareholders whose names have been entered in the register of Aura Shareholders on the close of business on the Aura Record Date will be entitled to receive notice of and to vote at the Aura Meeting and any adjournment(s) or postponement(s) of the Aura Meeting.

Registered Aura Shareholders (i.e., Aura Shareholders who are registered in the register of members of Aura on the close of business on the Aura Record Date as the holder(s) of Aura Shares in their own name) may attend the Aura Meeting in person or may be represented thereat by proxy. If you are a registered Aura Shareholder and are unable to attend the Aura Meeting in person, please exercise your right to vote by completing, signing and delivering the enclosed form of Aura proxy (which is printed on green paper) c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

Registered Aura Shareholders may also, rather than returning the enclosed form of proxy by mail or hand delivery, elect to submit a proxy by use of the Internet. Registered Aura Shareholders electing to vote via the Internet must follow the instructions included in the enclosed form of proxy.

In order to be valid and acted upon at the Aura Meeting, proxies must be received no later than 12:00 p.m. (BVI time) on February 20, 2018 or, if the Aura Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Aura Meeting. Further instructions with respect to voting by proxy are provided in the form of Aura proxy and in the Circular. If you are unable to attend the Aura Meeting, we encourage you to submit the enclosed form of Aura proxy as soon as possible. If an Aura Shareholder receives more than one form of proxy because such holder owns Aura Shares registered in different names or addresses, each form of proxy should be completed and returned.

- vii -

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in this Notice, and with respect to other matters which may properly come before the Aura Meeting. In the event that amendments or variations to matters identified in this Notice are properly brought before the Aura Meeting or any further or other business is properly brought before the Aura Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of the Circular, management of Aura knows of no such amendment, variation or other matter which may be presented to the Aura Meeting.

It is the intention of the persons named in the enclosed form of Aura proxy, if not expressly directed to the contrary in duly completed proxies, to vote in favour of the Aura Resolutions.

Aura Shareholders may beneficially own Aura Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Aura Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Aura Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf. Failure to do so may result in your Aura Shares not being eligible to be voted at the Aura Meeting.

Dated this 23rd day of January, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF AURA MINERALS INC. (signed) “Rodrigo Barbosa” Rodrigo Barbosa President & CEO Aura Minerals Inc.

- viii -

RIO NOVO GOLD INC.

NOTICE OF SPECIAL MEETING OF RIO NOVO SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Rio Novo Meeting”) of the holders (“Rio Novo Shareholders”) of shares (“Rio Novo Shares”) in Rio Novo Gold Inc. (“Rio Novo”) will be held at the BVI International Arbitration Centre, Ritter House, 3rd Floor, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands on February 22, 2018 at 11:00 a.m. (BVI time) for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, resolutions (the “Rio Novo Resolutions”), the full text of which is set forth in Appendix B to the accompanying joint management proxy circular of Rio Novo and Aura Minerals Inc. (“Aura”) dated January 23, 2018 (the ‘‘Circular’’), to authorize and approve a plan of merger (the “Plan of Merger”) to implement the proposed merger (the “Merger”) under section 170 of the BVI Business Companies Act, 2004 between Aura and Rio Novo pursuant to the Merger Agreement (as defined in the accompanying Circular); and

2.	to transact such further and other business as may properly be brought before the Rio Novo Meeting or any adjournment(s) or postponement(s) thereof.

The specific details of the matters proposed to be put before the Rio Novo Meeting (including a copy of the Plan of Merger) are set forth in the Circular, which should be read in conjunction with this notice.

The board of directors of Rio Novo unanimously recommends that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions. It is a condition to the completion of the Merger that the Rio Novo Resolutions be approved at the Rio Novo Meeting.

Each Rio Novo Share entitled to be voted at the Rio Novo Meeting will entitle the holder to one vote at the Rio Novo Meeting. The Rio Novo Resolutions must be approved by at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting. In addition, the Rio Novo Resolutions must be approved by a majority of the votes cast by Rio Novo Shareholders, other than Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as the Merger constitutes a “business combination” and a “related party transaction” for Rio Novo for purposes of MI 61-101.

The record date (the “Rio Novo Record Date”) for the determination of Rio Novo Shareholders entitled to receive notice of and to vote at the Rio Novo Meeting is January 18, 2018. Only Rio Novo Shareholders whose names have been entered in the register of Rio Novo Shareholders on the close of business on the Rio Novo Record Date will be entitled to receive notice of and to vote at the Rio Novo Meeting and any adjournment(s) or postponement(s) of the Rio Novo Meeting.

Registered Rio Novo Shareholders (i.e., Rio Novo Shareholders who are registered in the register of members of Rio Novo on the close of business on the Rio Novo Record Date as the holder(s) of Rio Novo Shares in their own name) may attend the Rio Novo Meeting in person or may be represented thereat by proxy. If you are a registered Rio Novo Shareholder and are unable to attend the Rio Novo Meeting in person, please exercise your right to vote by completing, signing and delivering the enclosed form of Rio Novo proxy (which is printed on blue paper) c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

Registered Rio Novo Shareholders may also, rather than returning the enclosed form of proxy by mail or hand delivery, elect to submit a proxy by use of the Internet. Registered Rio Novo Shareholders electing to vote via the Internet must follow the instructions included in the enclosed form of proxy.

In order to be valid and acted upon at the Rio Novo Meeting, proxies must be received no later than 11:00 a.m. (BVI time) on February 20, 2018 or, if the Rio Novo Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Rio Novo Meeting. Further instructions with respect to voting by proxy are provided in the form of Rio Novo proxy and in the Circular. If you are unable to attend the Rio Novo Meeting, we encourage you to submit the enclosed form of Rio Novo proxy as soon as possible. If a Rio Novo Shareholder receives more than one form of proxy because such holder owns Rio Novo Shares registered in different names or addresses, each form of proxy should be completed and returned.

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The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in this Notice, and with respect to other matters which may properly come before the Rio Novo Meeting. In the event that amendments or variations to matters identified in this Notice are properly brought before the Rio Novo Meeting or any further or other business is properly brought before the Rio Novo Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of the Circular, management of Rio Novo knows of no such amendment, variation or other matter which may be presented to the Rio Novo Meeting.

It is the intention of the persons named in the enclosed form of Rio Novo proxy, if not expressly directed to the contrary in duly completed proxies, to vote in favour of the Rio Novo Resolutions.

As described in the Circular, Rio Novo Shareholders whose names are entered in the register of members of Rio Novo have a right to dissent in respect of the Merger and to be paid an amount equal to the fair value of their Rio Novo Shares (but it should be noted that one of the conditions to the Merger in favour of Aura is that dissent rights not have been exercised in respect of more than 5% of the outstanding Rio Novo Shares). The dissent procedures require that a registered Rio Novo Shareholder who wishes to dissent must give a written notice of objection to the Merger to Rio Novo either (a) before the Rio Novo Meeting by valid notice to Rio Novo at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands, or (b) at the Rio Novo Meeting but before the vote on the Rio Novo Resolutions, and must otherwise strictly comply with the procedures and requirements for exercising dissenters’ rights under section 179 of the BVIBCA (an extract of which is included as Appendix D to this Circular). In accordance with the MAA of Rio Novo, a written notice of objection to the Merger may be validly given by leaving it for, or by sending it by registered mail to, Rio Novo at its registered office (being at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands), or by leaving it with, or by sending it by registered mail to, the registered agent of Rio Novo (being Maples Corporate Services (BVI) Limited, at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the section titled “Rio Novo Shareholder Dissent Rights” in the Circular and Appendix D to the Circular. Non-registered holders of Rio Novo Shares who hold Rio Novo Shares registered in the name of a broker or other intermediary should be aware that only holders of Rio Novo Shares whose names have been entered in the register of members of Rio Novo have a right to dissent in respect of the Merger.

Rio Novo Shareholders may beneficially own Rio Novo Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Rio Novo Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Rio Novo Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf. Failure to do so may result in your Rio Novo Shares not being eligible to be voted at the Rio Novo Meeting.

Dated this 23rd day of January, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF RIO NOVO GOLD INC. (signed) “Robert Patrick Panero” Robert Patrick Panero President & CEO Rio Novo Gold Inc.

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GENERAL QUESTIONS AND ANSWERS FOR AURA SHAREHOLDERS

All capitalized terms used in this “General Questions and Answers for Aura Shareholders” but not otherwise defined herein have the meanings set forth under “Glossary of Terms” in the Circular.

Q.	What is the proposed Merger?

A.	At the Aura Meeting and the Rio Novo Meeting, each scheduled to be held on February 22, 2018, Aura Shareholders and Rio Novo Shareholders (as applicable) will be asked to consider and vote upon the Plan of Merger and the proposed Merger under section 170 of the BVI Business Companies Act, 2004 between Aura and Rio Novo pursuant to the Merger Agreement. Pursuant to the Merger, all Rio Novo Shares (other than those held by Ineligible Shareholders or those in respect of which Dissent Rights have been exercised) will be converted into Aura Shares based on a conversion ratio of 0.053 of an Aura Share per Rio Novo Share (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share).

Upon completion of the Merger, Aura will be merged with Rio Novo, the separate corporate existence of Rio Novo will cease and Aura will continue as the surviving company in the Merger.

Q.	How does the Aura Board recommend that I vote?

A.	The Aura Board (excluding the Aura Interested Director) unanimously recommends that Aura Shareholders vote FOR the Aura Resolutions.

Q.	What are the benefits of the Merger?

A.	The Aura Board anticipates that the Merger will benefit Aura and Aura Shareholders in a variety of ways, including (among others) by:

•	Adding a low-cost opportunity, the Almas Gold Project, that has the potential to extend Aura’s gold production and cash flow profile. The Almas Gold Project is a largely de-risked, open-pit gold project with compelling economics.

•	Providing Aura with increased critical mass, an improved capital markets profile and the opportunity to garner greater institutional interest through the addition of the Almas Gold Project to Aura’s asset porfolio.

•	Achieving synergies by combining certain operational and administrative functions of Aura and Rio Novo.

•	Lowering Aura’s average cash cost per ounce of produced gold.

•	Increasing the liquidity in the market for Aura Shares.

Q.	How will the Merger impact the capitalization of Aura?

A.	Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, immediately following the completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger are anticipated to represent approximately 22.0% of the issued and outstanding Aura Shares.

Q.	What is required for the Merger to become effective?

A.	The Merger is subject to a number of conditions, including (among others):

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(a)	the Aura Resolutions must be approved by:

(i)	at least a majority of the votes cast at the Aura Meeting, and

(ii)	a majority of the votes cast by Aura Shareholders, other than those required to be excluded in determining minority approval pursuant to MI 61-101;

(b)	the Rio Novo Resolutions must be approved by:

(i)	at least a majority of the votes cast at the Rio Novo Meeting, and

(ii)	a majority of the votes cast by Rio Novo Shareholders, other than those required to be excluded in determining minority approval pursuant to MI 61-101; and

(c)	the TSX must have conditionally approved the listing of the Aura Shares to be issued pursuant to the Merger and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger (such conditional approval was obtained by Aura on January 18, 2018).

Q.	When do you expect the Merger to be completed?

A.	If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will become effective on or about March 16, 2018.

Q.	Am I entitled to vote?

A.	Only Aura Shareholders who are registered as the holders of one or more Aura Share(s) in the register of members of Aura as at the close of business on January 18, 2018 are entitled to receive notice of and vote at the Aura Meeting either in person or by proxy. If you are a Non-Registered Shareholder of Aura Shares, you must ensure that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by such broker, intermediary or agent, to ensure that such broker, intermediary or agent is able to provide voting instructions on your behalf (see “How can I vote?” below).

Q.	How can I vote?

A.	Registered Aura Shareholders as at the close of business on the Aura Record Date are entitled to attend the Aura Meeting and vote in person. If you are a registered Aura Shareholder and are unable to attend the Aura Meeting in person, you are requested to complete, sign and deliver the enclosed form of Aura proxy (which is printed on green paper) in order to ensure that your Aura Shares are voted at the Aura Meeting.

Registered Aura Shareholders should complete, sign and deliver the enclosed form of proxy as instructed c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1. In order to be valid and acted upon at the Aura Meeting, Aura proxies must be returned to the aforesaid address not later than 12:00 p.m. (BVI time) on February 20, 2018 (or no later than 48 hours, excluding Saturday, Sundays and holidays, before any reconvened meeting if the Aura Meeting is adjourned or postponed). Further instructions with respect to voting by proxy are provided in the form of proxy.

If you are a Non-Registered Shareholder of Aura Shares, you will have received this Circular from your intermediary along with an Aura voting instruction form. You may receive more than one set of voting materials and multiple proxy forms or voting instruction forms if you hold Aura Shares in multiple accounts. Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Shareholder of Aura Shares, it is vital that the Aura voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf.

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Q.	Who votes my securities and how will they be voted if I return a form of proxy?

A.	The Aura Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Aura proxy will be voted or withheld from voting in accordance with the instructions of the Aura Shareholder appointing the proxyholder on any ballot that may be called for; and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

On a poll, such Aura Shares will be voted in favour of the Aura Resolutions where no choice has been specified, or where both choices have been specified by the Aura Shareholder.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my securities?

A.	Yes, you have the right to appoint the person of your choice, who does not need to be an Aura Shareholder, to attend and act on your behalf at the Aura Meeting. If you wish to appoint a person other than those named in the form of Aura proxy, then strike out those printed names appearing on the form of Aura proxy and insert the desired person’s name in the blank space provided in the form of Aura proxy and send or deliver the completed proxy to the offices of TSX Trust Company before the above-mentioned deadline. IF YOU APPOINT A NON-MANAGEMENT PROXYHOLDER, PLEASE MAKE THEM AWARE AND ENSURE THEY WILL ATTEND THE AURA MEETING IN ORDER FOR THE VOTE TO COUNT.

Q.	Can I revoke a proxy or voting instruction?

A.	An Aura Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her duly authorized attorney or representative or, where the Aura Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 at any time up to and including the last business day preceding the day of the Aura Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Aura Meeting on the day of the Aura Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

A Non-Registered Shareholder may revoke a voting instruction form that has been given to an Intermediary at any time in accordance with the Aura voting information form.

Q.	What do I need to do now?

A.	Carefully read and consider the information contained, and incorporated by reference in this Circular. You are required to make an important decision. If you have any questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor. Your vote is important and you are encouraged to vote promptly.

Q.	What if I have other questions?

A.	Aura Shareholders that have questions regarding the Merger or require further assistance are encouraged to contact Ryan Goodman, Corporate Secretary of Aura (i) by telephone at 305-239-9332, or (ii) by e-mail at info@auraminerals.com.

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GENERAL QUESTIONS AND ANSWERS FOR RIO NOVO SHAREHOLDERS

All capitalized terms used in this “General Questions and Answers for Rio Novo Shareholders” but not otherwise defined herein have the meanings set forth under “Glossary of Terms” in the Circular.

Q.	What is the proposed Merger?

A.	At the Aura Meeting and the Rio Novo Meeting, each scheduled to be held on February 22, 2018, Aura Shareholders and Rio Novo Shareholders (as applicable) will be asked to consider and vote upon the Plan of Merger and the proposed Merger under section 170 of the BVI Business Companies Act, 2004 between Aura and Rio Novo pursuant to the Merger Agreement. Pursuant to the Merger, all Rio Novo Shares (other than those held by Ineligible Shareholders or those in respect of which Dissent Rights have been exercised) will be converted into Aura Shares based on a conversion ratio of 0.053 of an Aura Share per Rio Novo Share (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share).

Upon completion of the Merger, Aura will be merged with Rio Novo, the separate corporate existence of Rio Novo will cease and Aura will continue as the surviving company in the Merger.

Q.	How does the Rio Novo Board recommend that I vote?

A.	The Rio Novo Board unanimously recommends that Rio Novo Shareholders vote FOR the Rio Novo Resolutions.

Q.	What are the benefits of the Merger?

A.	The Rio Novo Board anticipates that the Merger will benefit Rio Novo and Rio Novo Shareholders in a variety of ways, including (among others):

•	Aura’s portfolio of operating assets is highly complementary to Rio Novo’s existing project portfolio. This enhanced combination of producing assets and a robust development pipeline better positions post-Merger Aura as a growing mid-tier gold producer.

•	Aura’s producing, cash flow generating properties, together with its balance sheet, should enable, at the appropriate times, Rio Novo’s projects to be brought out of care-and-maintenance and facilitate the development of the Almas Gold Project.

•	Aura’s management and skilled personnel have relevant experience and country-specific knowledge and are well-suited to fast-track the development of the Almas Gold Project.

•	The potential for significant synergies from combining certain administrative and operational functions of Aura and Rio Novo.

•	A more liquid market and greater market presence.

Q.	What will Rio Novo Shareholders receive in the Merger?

A.	Rio Novo Shareholders (other than any Rio Novo Dissenting Shareholders who have properly and validly exercised Dissent Rights and Ineligible Shareholders) will receive 0.053 of an Aura Share for every Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share). Upon consummation of the Merger, each Rio Novo Share issued and outstanding immediately prior to the effective time of the Merger (other than any Rio Novo Share(s) held by any Rio Novo Dissenting Shareholder(s) in respect of which Dissent Rights have been properly and validly exercised and Rio Novo Shares held by any Ineligible Shareholders) will be converted into the relevant number of Aura Shares, to be issued by Aura (as the surviving company in the Merger) and each Rio Novo Share so converted will automatically be cancelled and will cease to exist. Rio Novo Share(s) held by any Rio Novo Dissenting Shareholder(s) in respect of which Dissent Rights have been properly and validly exercised will automatically be cancelled and will cease to exist and each relevant Rio Novo Dissenting Shareholder will cease to have any of the rights of a member of Rio Novo other than the right to be paid the fair value of its Rio Novo Shares (and for the avoidance of doubt will not be entitled to receive any Aura Shares or any rights as a member of Aura, as the surviving company). Ineligible Shareholders, if any, will receive the Cash Consideration.

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Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following the completion of the Merger, on a non-diluted basis, the Aura Shares issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares.

Q.	What is required for the Merger to become effective?

A.	The Merger is subject to a number of conditions, including (among others):

(a)	the Aura Resolutions must be approved by:

(i)	at least a majority of the votes cast at the Aura Meeting, and

(ii)	a majority of the votes cast by Aura Shareholders, other than those required to be excluded in determining minority approval pursuant to MI 61-101;

(b)	the Rio Novo Resolutions must be approved by:

(i)	at least a majority of the votes cast at the Rio Novo Meeting, and

(ii)	a majority of the votes cast by Rio Novo Shareholders, other than those required to be excluded in determining minority approval pursuant to MI 61-101; and

(c)	the TSX must have conditionally approved the listing of the Aura Shares to be issued pursuant to the Merger and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger (such conditional approval was obtained by Aura on January 18, 2018).

Q.	When do you expect the Merger to be completed?

A.	If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will become effective on or about March 16, 2018.

Q.	Am I entitled to vote?

A.	Only Rio Novo Shareholders who are registered as the holders of one or more Rio Novo Share(s) in the register of members of Rio Novo as at the close of business on January 18, 2018 are entitled to receive notice of and vote at the Rio Novo Meeting either in person or by proxy. If you are a Non-Registered Shareholder of Rio Novo Shares, you must ensure that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by such broker, intermediary or agent, to ensure that such broker, intermediary or agent is able to provide voting instructions on your behalf (see “How can I vote?” below).

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Q.	How can I vote?

A.	Registered Rio Novo Shareholders as at the close of business on the Rio Novo Record Date are entitled to attend the Rio Novo Meeting and vote in person. If you are a registered Rio Novo Shareholder and are unable to attend the Rio Novo Meeting in person, you are requested to complete, sign and deliver the enclosed form of Rio Novo proxy (which is printed on blue paper) in order to ensure that your Rio Novo Shares are voted at the Rio Novo Meeting.

Registered Rio Novo Shareholders should complete, sign and deliver the enclosed form of Rio Novo proxy as instructed c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1. In order to be valid and acted upon at the Rio Novo Meeting, Rio Novo proxies must be returned to the aforesaid address not later than 11:00 a.m. (BVI time) on February 20, 2018 (or no later than 48 hours, excluding Saturday, Sundays and holidays, before any reconvened meeting if the Rio Novo Meeting is adjourned or postponed). Further instructions with respect to voting by proxy are provided in the form of Rio Novo proxy.

If you are a Non-Registered Shareholder of Rio Novo Shares, you will have received this Circular from your intermediary along with a Rio Novo voting instruction form. You may receive more than one set of voting materials and multiple proxy forms or voting instruction forms if you hold Rio Novo Shares in multiple accounts. Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Shareholder of Rio Novo Shares, it is vital that the Rio Novo voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf.

Q.	Who votes my securities and how will they be voted if I return a form of proxy?

A.	The Rio Novo Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Rio Novo proxy will be voted or withheld from voting in accordance with the instructions of the Rio Novo Shareholder appointing the proxyholder on any ballot that may be called for; and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

On a poll, such Rio Novo Shares will be voted in favour of the Rio Novo Resolutions where no choice has been specified, or where both choices have been specified by the Rio Novo Shareholder.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my securities?

A.	Yes, you have the right to appoint the person of your choice, who does not need to be a Rio Novo Shareholder, to attend and act on your behalf at the Rio Novo Meeting. If you wish to appoint a person other than those named in the form of Rio Novo proxy, then strike out those printed names appearing on the form of Rio Novo proxy and insert the desired person’s name in the blank space provided in the form of Rio Novo proxy and send or deliver the completed proxy to the offices of TSX Trust Company before the above-mentioned deadline. IF YOU APPOINT A NON-MANAGEMENT PROXYHOLDER, PLEASE MAKE THEM AWARE AND ENSURE THEY WILL ATTEND THE RIO NOVO MEETING IN ORDER FOR THE VOTE TO COUNT.

Q.	Can I revoke a proxy or voting instruction?

A.	A Rio Novo Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her duly authorized attorney or representative or, where the Rio Novo Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 at any time up to and including the last business day preceding the day of the Rio Novo Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Rio Novo Meeting on the day of the Rio Novo Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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A Non-Registered Shareholder may revoke a voting instruction form that has been given to an Intermediary at any time in accordance with the Rio Novo voting information form.

Q.	What do I need to do now?

A.	Carefully read and consider the information contained, and incorporated by reference into this Circular. You are required to make an important decision. If you have any questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor. Your vote is important and you are encouraged to vote promptly.

Q.	What if I have other questions?

A.	Rio Novo Shareholders that have questions regarding the Merger or require further assistance are encouraged to contact Patrick Panero, President and Chief Executive Officer of Rio Novo, (i) by telephone at +55 (21) 3956-5025, or (ii) by e-mail at info@rnovogold.com.

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JOINT MANAGEMENT PROXY CIRCULAR

These securityholder materials are being sent to both registered and non-registered holders of Aura Shares and Rio Novo Shares. If you are a non-registered holder, and Aura or Rio Novo, as applicable, or their respective agents, have sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Aura Shares or the Rio Novo Shares, as applicable, on your behalf.

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of Aura and Rio Novo for use at the Aura Meeting and the Rio Novo Meeting, respectively, and at any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or make any representation in connection with the Merger or the issuance of Aura Shares in connection with the Merger, or other matters to be considered at the Aura Meeting or the Rio Novo Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

The information concerning Aura contained in this Circular has been provided by Aura. Although Rio Novo has no knowledge that would indicate that any of such information is untrue or incomplete, Rio Novo does not assume any responsibility for the accuracy or completeness of such information or the failure by Aura to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Rio Novo.

The information concerning Rio Novo contained in this Circular has been provided by Rio Novo. Although Aura has no knowledge that would indicate that any of such information is untrue or incomplete, Aura does not assume any responsibility for the accuracy or completeness of such information or the failure by Rio Novo to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Aura.

All summaries of, and references to, the Merger Agreement and the Plan of Merger in this Circular are qualified in their entirety by reference to the complete text of the Merger Agreement and the Plan of Merger. A copy of the Merger Agreement is available on the SEDAR website at www.sedar.com under Aura’s profile and under Rio Novo’s profile. A copy of the Plan of Merger is attached as Appendix C to this Circular. You are urged to carefully read the full text of the Merger Agreement and the Plan of Merger.

All capitalized terms used in this Circular (excluding the Appendices hereto, unless stated otherwise) but not otherwise defined herein have the meanings set forth under “Glossary of Terms” below. Information contained in this Circular is given as of January 23, 2018 unless otherwise specifically stated.

Supplemental Disclosure – Non-IFRS Measures

This Circular and certain documents incorporated by reference herein make reference to certain non-IFRS financial measures to assist in assessing Aura’s financial performance. Some of these non-IFRS measures include references to earnings before interest and tax, earnings before interest, tax, depreciation and amortization, realized average gold price per ounce sold, gross, realized average gold price per ounce sold – net of local sales taxes, hedging and gold loan repayments, cash operating cost per ounce produced and all-in costs per ounce sold. Non-IFRS financial measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. For additional information regarding these non-IFRS measures, see the Aura Annual MD&A and the Aura Interim MD&A, each of which is incorporated by reference herein. See also Appendix I “Information Concerning Aura Minerals Inc. – Documents Incorporated by Reference” to this Circular.

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Information for United States Shareholders

Each of Aura and Rio Novo is a business company incorporated in the BVI, and the solicitation of proxies for the Aura Meeting and the Rio Novo Meeting by means of this Circular is not subject to the requirements of Section 14(a) of the 1934 Act. Both Aura and Rio Novo are listed on the TSX and, accordingly, the solicitations and transactions contemplated in this Circular are being made in accordance with applicable BVI corporate Laws and Canadian Securities Laws, and this Circular has been prepared in accordance with disclosure and other requirements applicable in the BVI and/or Canada. Aura Shareholders and Rio Novo Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Information concerning the assets and operations of Aura and Rio Novo, respectively, contained or incorporated by reference herein has been prepared in accordance with Canadian Securities Laws and is not comparable in all respects to similar information disclosed by United States companies. In addition, the financial statements of Aura and Rio Novo contained or incorporated by reference in this Circular have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the Canadian Institute of Mines and Metallurgy (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM council, as amended. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Disclosure of “contained tonnes” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. U.S. holders of Aura Shares and Rio Novo Shares are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, U.S. holders of Aura Shares and Rio Novo Shares are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, U.S. holders of Aura Shares and Rio Novo Shares are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

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The enforcement by Aura Shareholders and Rio Novo Shareholders of civil liabilities under United States federal securities Laws may be affected adversely by the fact that both Aura and Rio Novo are incorporated under the laws of the BVI, that some or all of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Aura, Rio Novo and such persons are located outside the United States. As a result, it may be difficult or impossible for Aura Shareholders or Rio Novo Shareholders in the United States to effect service of process within the United States upon Aura, Rio Novo or their directors or officers, or to realize, against any of them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” laws of any state within the United States. In addition, Aura Shareholders and Rio Novo Shareholders in the United States should not assume that the courts of Canada or the BVI: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” laws of any state within the United States.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Aura or Rio Novo.

The Merger

The Aura Shares issuable to Rio Novo Shareholders in exchange for their Rio Novo Shares pursuant to the Merger have not been and will not be registered under the 1933 Act, and will be issued in reliance upon exemptions from the registration requirements of the 1933 Act. Aura intends to rely on the exemption provided by Rule 802 under the 1933 Act for the issuance of such Aura Shares.

The Aura Shares issuable to Rio Novo Shareholders pursuant to the Merger will be, immediately following completion of the Merger, “restricted securities” within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the relevant Rio Novo Shares being converted were “restricted securities” within the meaning of Rule 144 under the 1933 Act, and such Aura Shares may bear a restrictive legend under the 1933 Act. Any resale of Aura Shares that are “restricted securities” will be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Aura Shares issued in the Merger in exchange for Rio Novo Shares that are not “restricted securities” will not be “restricted securities” and will not be subject to resale restrictions under the 1933 Act, except with respect to Persons who are “affiliates” of Aura or were affiliates of Aura within the three month period before the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Aura Shares by such an affiliate (or former affiliate) will be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See “Procedure for the Merger to Become Effective – Other Securities Laws Matters in Connection with the Merger – United States”.

Pursuant to the Merger Agreement, if Aura, acting in its sole discretion, determines that any state or other jurisdiction within the United States does not exempt the issuance of Share Consideration from such jurisdiction’s registration or qualification requirements, Aura may, acting in its sole discretion, determine that holders of Rio Novo Shares resident in any such jurisdiction will receive an equivalent value of cash consideration in lieu of the Share Consideration.

The tax consequences of the Merger to Rio Novo Shareholders subject to United States federal taxation are not described in this Circular. Such Rio Novo Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of participating in the Merger and the ownership and disposition of Aura Shares acquired pursuant to the Merger.

THE MERGER HAS NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SEC NOR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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Currency

Except as otherwise indicated, all dollar amounts indicated in this Circular are expressed in Canadian dollars. The following table sets forth, other than for the year ended December 31, 2017, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, and for the year ended December 31, 2017, the period-end, average, high, and low exchange rates expressed in Canadian dollars per one U.S. dollar, based on the data published by the Bank of Canada.

	Year Ended December 31
	2017	2016	2015
Rate at end of Period	$1.2545	$1.3427	$1.3840
Average rate during Period	$1.2986	$1.3248	$1.2787
High during Period	$1.3743	$1.4589	$1.3990
Low during Period	$1.2128	$1.2544	$1.1728

On January 22, 2018, the daily exchange rate as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.2458.

FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference herein contain certain forward-looking information and forward-looking statements (collectively referred to as “forward-looking statements”) within the meaning of applicable securities laws that is based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “predict”, “project”, “should”, “target”, “will”, or similar words suggesting future outcomes or language suggesting an outlook. In particular, this Circular and the documents incorporated by reference herein contain forward-looking statements pertaining to, among other things, the following:

•	the Merger;

•	covenants of Aura and Rio Novo under the Merger Agreement;

•	the anticipated tax treatment of the Merger for Rio Novo Shareholders;

•	the anticipated effective date of the Merger;

•	the listing of the Aura Shares issued pursuant to the Merger and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger on the TSX;

•	the timing for the implementation of the Merger and the anticipated benefits of the Merger;

•	the timing and anticipated receipt of required regulatory and shareholder approvals for the Merger;

•	the ability of Aura and Rio Novo to satisfy the conditions to, and to complete, the Merger;

•	the exercise of Dissent Rights by Rio Novo Shareholders with regards to the Merger;

•	the likelihood of the Merger being completed;

•	the issued and outstanding shares of Aura (as the surviving company) following completion of the Merger;

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•	statements made in, and based upon, the Aura Fairness Opinion, the Aura Independent Valuation, the Rio Novo Fairness Opinion and the Rio Novo Independent Valuation;

•	statements relating to the business and future activities of, and developments related to, Aura and Rio Novo after the date of this Circular and prior to the Effective Time;

•	market position, and future financial or operating performance of Aura and Rio Novo;

•	liquidity of Aura Shares following the Effective Time;

•	statements based on the unaudited pro forma financial statements of Aura attached as Appendix K to this Circular;

•	the timing and amount of estimated future production;

•	costs of production and capital expenditures;

•	costs and timing of exploration and development and capital expenditures related thereto;

•	operating expenditures;

•	success of exploration activities;

•	estimated exploration budgets;

•	currency fluctuations;

•	requirements for additional capital (including the required project finance to develop Rio Novo’s Almas Gold Project);

•	government regulation of mining operations;

•	environmental, political and social licence risks;

•	title disputes or claims;

•	limitations on insurance coverage;

•	the timing and possible outcome of regulatory and permitted matters; and

•	other events or conditions that may occur in the future.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse. Forward-looking statements are provided for the purpose of providing information about current expectations of Aura and Rio Novo management and plans relating to the future. Reliance on such information may not be appropriate for other purposes, such as making investment or voting decisions.

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Forward-looking statements are based on the current beliefs of Aura and Rio Novo, as well as assumptions made by, and information currently available to, Aura and Rio Novo, as applicable, concerning, among other things, matters relating to the Merger, the timely receipt of required regulatory approvals and the satisfaction of other closing conditions in accordance with the terms of the Merger Agreement, satisfaction of the listing criteria of the TSX, the success of Aura’s and Rio Novo’s operations, prevailing regulatory and tax laws and regulations, stock market volatility and market valuations, and that there will be no significant events occurring outside of the normal course of business of Aura or Rio Novo, as applicable. Although the management of Aura and Rio Novo consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. See “Cautionary Statement Regarding Forward-Looking Information” in the Aura AIF, in the Rio Novo AIF, in the Aura Annual MD&A and in the Rio Novo Annual MD&A.

By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aura or Rio Novo to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information is subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Merger Agreement may be terminated in certain circumstances; there can be no certainty that all conditions precedent to the Merger will be satisfied; there can be no certainty that the Merger will be completed; uncertainty surrounding the Merger may adversely impact Aura’s or Rio Novo’s retention of strategic partners and personnel and negatively impact future business and operations; interim operating covenants may affect Aura’s or Rio Novo’s performance; general business, economic, competitive, political, regulatory and social uncertainties; risks related to credit availability; risks associated with operating in Central and South America; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of each of Aura’s and Rio Novo’s material properties and to finance the development of relevant projects; uncertainties related to mineral resource and mineral reserve estimates, which are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated; risks related to unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold and copper; fluctuations in currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to factors beyond the control of Aura or Rio Novo; risks and uncertainties associated with exploration, mining and production; the issue of the Aura Shares pursuant to the Merger and their subsequent sale may cause the market price of Aura Shares to decline from current or anticipated levels; Aura and Rio Novo may not realize the benefits of the Merger currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Aura and Rio Novo; unknown environmental risks; the limited number of exploration prospects relied on; Aura and Rio Novo will incur costs even if the Merger is not completed, and also may be required to pay the expenses of the other Party in certain circumstances; risk that the market price for Aura Shares and/or Rio Novo Shares may decline; risks related to successful integration of future acquisitions and to joint venture operations, such as new geographic, political, operating, financial and geological risks or risks related to assimilating operations and employees; risks related to the prior business of Aura and Rio Novo; the potential for additional financings and dilution of the equity interests of Aura Shareholders and Rio Novo Shareholders; that Rio Novo Shareholders will receive a fixed number of Aura Shares that will not be adjusted to reflect any change in the market value of the Rio Novo Shares or the Aura Shares prior to completion of the Merger; risks related to the nature of mineral exploration and development; uncertainties related to health risks associated with the mining workforce in Central and South America; risks related to international operations; foreign investment risks; risks related to Aura and Rio Novo being incorporated under the laws of a foreign jurisdiction; risks related to competition in the mineral industry; risks related to regulatory requirements including environmental laws and regulations and liabilities; risks related to obtaining and maintaining necessary licenses and permits; risks related to Aura’s and Rio Novo’s ability to adequately insure their respective businesses and operations; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Aura’s and Rio Novo’s operations; risks related to political developments and policy shifts; risks related to costs of land reclamation; uncertainties related to title to Aura’s and Rio Novo’s mineral projects; risks related to dependence on key personnel; risks related to amendments to Laws; risks related to the involvement of some of the directors and officers of Aura and Rio Novo with other natural resource companies; risks related to the market value of Aura Shares and Rio Novo Shares; changes in labour costs or other costs of production; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which Aura and Rio Novo operate; actual resolutions of legal and tax matters; increased infrastructure and/or operating costs; risks related to reliance on adequate infrastructure; risks of not meeting exploration budget forecasts; and risks related to the unaudited pro forma consolidated financial statements of Aura, which are presented for illustrative purposes only and may not be an indication of Aura’s financial condition or results of operations following the completion of the Merger. See “Cautionary Statement Regarding Forward-Looking Information” in the Aura AIF, in the Rio Novo AIF, in the Aura Annual MD&A and in the Rio Novo Annual MD&A.

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Aura Shareholders and Rio Novo Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Accordingly, Aura Shareholders and Rio Novo Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Aura Shareholders and Rio Novo Shareholders are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Aura or Rio Novo that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Circular and the documents incorporated by reference herein are made as of the date of such documents, and neither Aura nor Rio Novo undertakes any obligation, except as required by applicable securities Laws, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including the Summary and Appendices.

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Acquisition Proposal” means, at any time, whether or not in writing, any: (i) offer or proposal with respect to: (A) any direct or indirect acquisition by any Person or group of Persons of any class of voting or equity securities of Rio Novo or any of the Rio Novo Subsidiaries whose assets represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated annual revenue of Rio Novo and the Rio Novo Subsidiaries (based on the financial statements of Rio Novo most recently filed prior to such time as part of the Rio Novo Public Documents), or securities convertible into or exchangeable or exercisable for such voting or equity securities, representing 20% or more of such class of voting or equity securities then outstanding (assuming, if applicable, the conversion, exchange or exercise of the acquired securities convertible into or exchangeable or exercisable for such voting or equity securities) whether by share purchase, take-over bid, exempt bid, plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution, business combination, or in any other manner; or (ii) any direct or indirect acquisition by any Person or group of Persons of any assets of Rio Novo and/or any one or more of the Rio Novo Subsidiaries that individually or in the aggregate represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated annual revenue of Rio Novo and the Rio Novo Subsidiaries (based on the financial statements of Rio Novo most recently filed prior to such time as part of the Rio Novo Public Documents), or any lease, license, royalty, joint venture, long-term supply agreement, liquidation, dissolution or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions, or any modification or proposed modification of any of the foregoing, excluding the Merger; (ii) inquiry, expression or other indication of interest or offer to, or public announcement of, or of an intention to do any of the foregoing; (iii) modification or proposed modification of any such proposal, expression or indication of interest, in each case excluding the Merger and the other transactions contemplated by the Merger Agreement; or (iv) any substantially similar transaction effected in any manner whatsoever;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Articles of Merger” means the articles of merger under section 171 of the BVIBCA, substantially in the form set out in Part 2 of Schedule B of the Merger Agreement to be approved and executed by Aura and Rio Novo and filed with the Registrar, in each case, in accordance with the Merger Agreement and Applicable Law;

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“Aura” means Aura Minerals Inc., a business company incorporated and existing under the laws of the British Virgin Islands (number 1932701), having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands;

“Aura 2017 AGM Circular” means the management information circular of Aura dated April 25, 2017 in connection with the annual and special meeting of Aura Shareholders held on May 26, 2017;

“Aura AIF” means the annual information form of Aura dated March 24, 2017 for the year ended December 31, 2016;

“Aura Annual Financial Statements” means the audited consolidated statements of financial position and related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows of Aura as at and for the financial years ended December 31, 2016 and 2015;

“Aura Annual MD&A” means the management’s discussion and analysis of Aura for the years ended December 31, 2016 and 2015;

“Aura Board” means the board of directors of Aura;

“Aura Disclosure Letter” means the disclosure letter delivered by Aura to Rio Novo contemporaneously with the execution and delivery of the Merger Agreement;

“Aura Fairness Opinion” means the opinion of the Aura Financial Advisor to the effect that, as of the date of such opinion, the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Aura Shareholders other than Northwestern, a copy of which is attached as Appendix E to this Circular;

“Aura Financial Advisor” or “Canaccord Genuity” means Canaccord Genuity Corp.;

“Aura Independent Valuation” means the independent valuation of the Aura Shares dated January 15, 2018 (with a valuation date as at December 11, 2017), provided by the Valuator in accordance with the requirements of MI 61-101, a copy of which is attached as Appendix F to this Circular;

“Aura Interested Director” means Paulo Carlos de Brito, Chairman of the Aura Board;

“Aura Interim Financial Statements” means Aura’s condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and 2016;

“Aura Interim MD&A” means the management’s discussion and analysis of Aura for the three and nine months ended September 30, 2017 and 2016;

“Aura Meeting” means a duly convened and constituted meeting of Aura Shareholders held in order to consider the Aura Resolutions, including any adjournments or postponements thereof;

“Aura Option Plan” means Aura’s stock option plan;

“Aura Options” means options to acquire Aura Shares;

“Aura Public Documents” means (i) the Aura 2017 AGM Circular; (ii) Aura’s management information circular dated November 11, 2016 in respect of the special meeting of shareholders held December 13, 2016; (iii) the Aura Annual Financial Statements and the Aura Annual MD&A; (iv) the Aura Interim Financial Statements and the Aura Interim MD&A; (v) any material change reports filed between December 31, 2016 and December 18, 2017; (vi) the Aura AIF; (vii) the Aura Technical Reports; (viii) all press releases filed by Aura on SEDAR after December 31, 2016; and (ix) any such documents or information filed by Aura on SEDAR after December 18, 2017 and before the Effective Time;

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“Aura Record Date” means January 18, 2018;

“Aura Resolutions” means the resolutions of Aura Shareholders approving the Merger in accordance with Applicable Laws, including MI 61-101, substantially in the form attached as Appendix A to this Circular;

“Aura Shareholder Approval” means the approval by the affirmative vote of a majority of all votes cast in person or by proxy by Persons entitled to vote and voting on the Aura Resolutions at the Aura Meeting;

“Aura Shareholders” means the holders of issued and outstanding Aura Shares as at the relevant time;

“Aura Shares” means the authorized shares of no par value in Aura, as currently constituted;

“Aura Special Committee” means the special committee of the Aura Board comprised of Stephen Keith, Roberto Giannetti Da Fonseca and Philip Reade, each of whom is an independent director under Canadian Securities Laws, established to consider and make recommendations to the Aura Board regarding the Merger;

“Aura Subsidiaries” means the material Subsidiaries of Aura as set out in the Aura Public Documents;

“Aura Support Agreements” means the separate voting support agreements entered into between Aura and Northwestern and each of the directors and officers of Aura pursuant to which each such Person has agreed to vote their Aura Shares in favour of, and to otherwise support, the Merger;

“Aura Technical Reports” means (i) the technical report with an effective date of July 31, 2016 titled “Feasibility Study and Technical Report on the EPP Project Mato Grosso, Brazil 15°20’S Latitude 59°16’ W Longitude for Aura Minerals Inc.” and (ii) the technical report with an effective date of December 31, 2013 titled “Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan, Honduras”;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located in Rio de Janeiro, Brazil, Toronto, Canada, Miami, Florida, U.S.A. and the BVI are open for business;

“BVI” means the Territory of the British Virgin Islands;

“BVIBCA” means the BVI Business Companies Act, 2004, as amended;

“Canadian Securities Laws” means the Securities Act (Ontario) and any other applicable Canadian provincial or territorial securities laws, rules and regulations and published policies thereunder;

“Cash Consideration” means an equivalent value of cash consideration to be received by any Ineligible Shareholders in lieu of the Share Consideration;

“Change in Recommendation” means:

(i) in respect of Rio Novo (A) the Rio Novo Board fails to recommend, in accordance with Section 2.5(b)(i) of the Merger Agreement, or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm, within five (5) Business Days after having been requested in writing by Aura to do so, the Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after first learning of an Acquisition Proposal, (B) the Rio Novo Board or any committee of the Rio Novo Board approves or recommends an Acquisition Proposal, or (C) the Rio Novo Board or any committee of the Rio Novo Board accepts, approves, recommends or authorizes Rio Novo to enter into a written agreement (other than a confidentiality agreement contemplated in section 5.3 of the Merger Agreement concerning a Superior Proposal) with respect to a Superior Proposal or, prior to the approval of the Rio Novo Resolutions, Rio Novo breaches Section 5.1(a) of the Merger Agreement in any material respect; and

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(ii) in respect of Aura, the Aura Board or any committee of the Aura Board fails to recommend, in accordance with section 2.5(b)(i) of the Merger Agreement, or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm, within five (5) Business Days after having been requested in writing by Rio Novo to do so, the Recommendation;

“Circular” means this joint management proxy circular, including the Notice of the Aura Meeting, the Notice of the Rio Novo Meeting, the Plan of Merger (a copy of which is attached as Appendix C) and all other schedules, appendices and exhibits hereto;

“Completion Deadline” means April 30, 2018 or such later date as Aura and Rio Novo may mutually agree;

“Contract” means any note, mortgage, indenture, non-governmental permit or license, franchise, lease or other contract, agreement, commitment or arrangement binding upon the subject Person;

“CRA” means the Canada Revenue Agency;

“Dissent Rights” means the rights of dissent exercisable by Rio Novo Shareholders in respect of the Merger under section 179 of the BVIBCA;

“Effective Date” means the Filing Date or such other date as shall be specified in the Articles of Merger as the date on which the Merger is to be effective (provided that such date shall be a Business Day falling not more than thirty days following the date on which the Articles of Merger are registered by the Registrar, pursuant to section 173(1) of the BVIBCA);

“Effective Time” means the time on the Effective Date stated as the effective time of the Merger in the Articles of Merger;

“Filing Date” means the date on which the Articles of Merger are filed at the Registry of Corporate Affairs in the BVI;

“Governmental Entity” means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (iv) company registry, including the Registry of Corporate Affairs in the BVI; or (v) stock exchange, including the TSX;

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time;

“Ineligible Shareholder” means a holder of Rio Novo Shares in the United States that Aura, pursuant to the Merger Agreement, has determined is ineligible to receive the Share Consideration and will therefore receive the Cash Consideration;

“Intermediary” has the meaning ascribed thereto under the heading “Information for Non-Registered Shareholders”;

“Key Regulatory Approvals” means the approvals listed in Schedule F of the Merger Agreement;

“Law” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “Applicable Laws” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (or any other Person) having jurisdiction over such Person or Persons or its or their business, undertaking, property or securities (and includes the BVIBCA in the case of each of Aura and Rio Novo and the relevant requirements of the MAA of each of them);

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“MAA” means, in respect of a BVI company, its current memorandum and articles of association from time to time;

“Matching Period” has the meaning ascribed thereto under the heading “Effect of the Merger – The Merger Agreement – Covenants of Aura and Rio Novo – Covenants Regarding Non-Solicitation and Acquisition Proposals – Right to Match”;

“Material Adverse Change” or “Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event which, individually or in the aggregate with other facts or state of facts, circumstances, changes, effects, occurrences or events, (i) is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of the applicable Party and its Subsidiaries, taken as a whole, except to the extent resulting directly or indirectly (whether alone or in combination with another effect) from or arising in connection with:

(i)	changes in Applicable Laws (including any Applicable Laws in respect to taxes), IFRS or regulatory accounting requirements;

(ii)	any change in general economic, political, business, regulatory, or market conditions or in national or global financial or capital markets;

(iii)	any changes or developments in relation to currency exchange or interest rates;

(iv)	any earthquake, hurricane, tornado, tsunami, flood or other natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(v)	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

(vi)	any actions taken (or omitted to be taken) by the applicable Party or its Subsidiaries with the prior written consent of the other Party; or

(vii)	any action that is explicitly contemplated by the Merger Agreement;

provided, however, that (A) with respect to paragraphs (i), (ii), (iii) and (iv) above, such matters will be considered a Material Adverse Change or Material Adverse Effect if they have a materially disproportionate effect on the applicable Party and its Subsidiaries, taken as a whole, relative to comparable entities operating in the same business or industries as the applicable Party and its Subsidiaries; and (B) references in certain sections of the Merger Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Change or Material Adverse Effect has occurred or would prevent or materially impede or delay the completion of the Merger;

“Material Contracts” means all Contracts or other obligations or rights (and all amendments, modifications and supplements thereto and all side letters to which the subject Person is a party affecting the obligations of any party thereunder) to which the subject Person or its Subsidiary is a party or by which any of their respective properties or assets are bound that are material to the business, properties or assets of the subject Person and its Subsidiaries, taken as a whole, including all:

(a)	employment, severance, personal services, consulting, non-competition or indemnification contracts;

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(b)	Contracts granting a right of first refusal or first negotiation;

(c)	partnership or joint venture agreements;

(d)	Contracts for the acquisition, sale or lease of material properties or assets or any economic interest therein (by purchase or sale of assets or stock or otherwise), including any streaming, royalty or mineral loan agreement;

(e)	Contracts with any Governmental Entity;

(f)	loan or credit agreements, mortgages, indentures or other Contracts or instruments evidencing indebtedness for borrowed money or any such agreement pursuant to which indebtedness for borrowed money may be incurred;

(g)	Contracts that purport to limit, curtail or restrict the ability to compete in any geographic area or line of business;

(h)	commitments and agreements to enter into any of the foregoing; and

(i)	all Contracts that provide for annual payments in excess of $50,000 per annum;

“Merger” means the merger of Aura and Rio Novo (with Aura being the surviving company) under section 170 of the BVIBCA on the terms and subject to the conditions set out in the Plan of Merger and the Merger Agreement;

“Merger Agreement” means the Merger Agreement between Aura and Rio Novo dated December 18, 2017, as amended or supplemented from time to time, providing for, among other things, the Plan of Merger and the Articles of Merger and all amendments thereto, a copy of which is available on the SEDAR website at www.sedar.com under Aura’s profile and under Rio Novo’s profile;

“Merger Documents” means the Merger Agreement, the Articles of Merger and the Plan of Merger;

“MI 61-101” means the Canadian Securities Administrators’ Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 43-101” means the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Non-Registered Shareholders” has the meaning ascribed thereto under the heading “Information for Non-Registered Shareholders”;

“Northwestern” means Northwestern Enterprises Ltd., a company beneficially owned and controlled by the Aura Interested Director;

“Ordinary Course” means, with respect to an action taken by, as applicable, Aura or any Aura Subsidiary or Rio Novo or any Rio Novo Subsidiary, that such action is taken in the ordinary course of the normal day-to-day operations of the business of, as applicable, Aura and the Aura Subsidiaries or Rio Novo and the Rio Novo Subsidiaries and is consistent with such entities’ past practice;

“Party” means, as the context requires, either Aura or Rio Novo and “Parties” means both of them;

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“Person” means any individual, firm, partnership, joint venture, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Merger” means the plan of merger under section 170(2) of the BVIBCA, a copy of which is attached as Appendix C to this Circular;

“Recommendation” means the recommendation of the Aura Board or the Rio Novo Board, as applicable, that the applicable Shareholders vote in favour of the applicable Shareholder Resolutions;

“Registrar” means the Registrar of Corporate Affairs (British Virgin Islands);

“Regulatory Approvals” means, any applicable consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Applicable Laws or a Governmental Entity, in each case required or advisable under Applicable Laws in connection with the Merger, including the Key Regulatory Approvals;

“Representatives” of a Party means any officer, director, employee, representative (including any financial or other advisor) or agent of the Party;

“Required Shareholder Approvals” means (i) in respect of the Aura Meeting, the Aura Shareholder Approval together with majority of the minority approval of the Aura Resolutions by the relevant Aura Shareholders (in accordance with MI 61-101 and the MAA of Aura), and (ii) in respect of the Rio Novo Meeting, the Rio Novo Shareholder Approval together with majority of the minority approval of the Rio Novo Resolutions by the relevant Rio Novo Shareholders (in accordance with MI 61-101 and the MAA of Rio Novo);

“Rio Novo” means Rio Novo Gold Inc., a business company incorporated and existing under the laws of the British Virgin Islands (number 1455734), having its registered office at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands;

“Rio Novo 2017 AGM Circular” means the management information circular of Rio Novo dated August 31, 2017 in connection with the annual meeting of Rio Novo Shareholders held on September 29, 2017;

“Rio Novo AIF” means the annual information form of Rio Novo dated March 23, 2017 for the year ended December 31, 2016;

“Rio Novo Annual Financial Statements” means the audited consolidated statements of financial position and related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows of Rio Novo as at and for the financial years ended December 31, 2016 and 2015;

“Rio Novo Annual MD&A” means the management’s discussion and analysis of Rio Novo for the years ended December 31, 2016 and 2015;

“Rio Novo Board” means the board of directors of Rio Novo, each of the members of which is an independent director under Canadian Securities Laws;

“Rio Novo Disclosure Letter” means the disclosure letter delivered by Rio Novo to Aura contemporaneously with the execution and delivery of the Merger Agreement;

“Rio Novo Dissenting Shareholder” means a Rio Novo Shareholder who has properly and validly exercised Dissent Rights in strict compliance with the dissent procedures described under the heading “Rio Novo Shareholder Dissent Rights” in this Circular and who has not withdrawn or been deemed to have withdrawn such dissent (to the extent permitted by Applicable Laws);

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“Rio Novo DSUs” means the 7,073,672 outstanding deferred share units issued under Rio Novo’s deferred share unit plan;

“Rio Novo Fairness Opinion” means the opinion of MNP dated January 10, 2018 to the effect that, as of December 17, 2017, the Share Consideration to be received by Rio Novo Shareholders pursuant to the Merger is fair, from a financial point of view, to Rio Novo Shareholders other than Northwestern, a copy of which is attached as Appendix G to this Circular;

“Rio Novo Financial Advisor” or “BNP” means BNP Paribas Securities Corp.;

“Rio Novo Independent Valuation” means the independent valuation of the Rio Novo Shares dated January 15, 2018 (with a valuation date as at December 11, 2017), provided by the Valuator in accordance with the requirements of MI 61-101, a copy of which is attached as Appendix H to this Circular;

“Rio Novo Interim Financial Statements” means Rio Novo’s condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and 2016;

“Rio Novo Interim MD&A” means the management’s discussion and analysis of Rio Novo for the three and nine months ended September 30, 2017 and 2016;

“Rio Novo Meeting” means a duly convened and constituted meeting of Rio Novo Shareholders held in order to consider the Rio Novo Resolutions, including any adjournments or postponements thereof;

“Rio Novo Optionholders” means the holders of outstanding Rio Novo Options immediately prior to completion of the Merger;

“Rio Novo Options” means the outstanding options to acquire an aggregate of 2,910,000 Rio Novo Shares;

“Rio Novo Public Documents” means (i) the Rio Novo 2017 AGM Circular; (ii) Rio Novo’s management information circular dated May 11, 2016 in respect of the annual meeting of shareholders held June 30, 2016; (iii) the Rio Novo Annual Financial Statements and the Rio Novo Annual MD&A; (iv) the Rio Novo Interim Financial Statements and the Rio Novo Interim MD&A; (v) any material change reports that have been filed by Rio Novo between December 31, 2016 and December 18, 2017; (vii) the Rio Novo Technical Reports; (viii) all press releases filed by Rio Novo on SEDAR after December 31, 2016; and (ix) any such documents or information filed by Rio Novo on SEDAR after the date hereof and before the Effective Time;

“Rio Novo Record Date” means January 18, 2018;

“Rio Novo Resolutions” means the resolutions of Rio Novo Shareholders approving the Merger in accordance with Applicable Laws, including MI 61-101, substantially in the form attached as Appendix B to this Circular;

“Rio Novo Shareholder Approval” means the approval by the affirmative vote of at least a majority of all votes cast in person or by proxy by Persons entitled to vote and voting on the Rio Novo Resolutions at the Rio Novo Meeting;

“Rio Novo Shareholders” means the holders of issued and outstanding Rio Novo Shares as at the relevant time;

“Rio Novo Shares” means the authorized shares of no par value in Rio Novo, as currently constituted;

“Rio Novo Subsidiaries” means the Subsidiaries of Rio Novo as set out in the Rio Novo Public Documents;

“Rio Novo Support Agreements” means the separate voting support agreements entered into between Aura and Northwestern and each of the directors and officers of Rio Novo pursuant to which each such Person has agreed to vote their Rio Novo Shares in favour of, and to otherwise support, the Merger;

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“Rio Novo Technical Reports” means (i) the technical report dated August 9, 2016 titled “Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil”, (ii) the technical report dated February 12, 2010 titled “Technical Report and Audit of the Preliminary Resource Estimate on the Matupa Gold Project, Mato Grosso State, Brazil” and (iii) the technical report dated May 31, 2011 titled “NI 43-101 Technical Report on the Tolda Fria Project, Manizales, Colombia”;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Administrators;

“Share Consideration” means 0.053 of an Aura Share to be issued in exchange for each Rio Novo Share (other than any Rio Novo Shares held by Rio Novo Dissenting Shareholders and Ineligible Shareholders, for the avoidance of doubt) pursuant to the Merger (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share);

“Shareholders” means the Aura Shareholders or the Rio Novo Shareholders, as applicable;

“Shareholder Meeting” means the Aura Meeting or the Rio Novo Meeting, as applicable;

“Shareholder Resolutions” means the Aura Resolutions or the Rio Novo Resolutions, as applicable;

“Subsidiary” means, with respect to a Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of the Merger Agreement: (i) to acquire not less than all of the outstanding Rio Novo Shares or all or substantially all of the assets of Rio Novo and the Rio Novo Subsidiaries on a consolidated basis that did not result from a breach of Article 5 of the Merger Agreement; (ii) that complies with Applicable Laws; (iii) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Rio Novo Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (v) that is not subject to any due diligence condition; and (vi) after receiving the advice of its outside legal counsel and its financial advisors, and after taking into account all the terms and conditions of the Acquisition Proposal and the Person making such proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which the Rio Novo Board determines in its good faith judgement is more favourable, from a financial point of view, to Rio Novo Shareholders than the transaction contemplated by the Merger Agreement and the Merger (including any amendments to the terms and conditions of the Merger Agreement proposed by Aura pursuant to Section 5.4(b) of the Merger Agreement);

“Superior Proposal Notice” has the meaning ascribed thereto under the heading “Effect of the Merger – The Merger Agreement – Covenants of Aura and Rio Novo – Covenants Regarding Non-Solicitation and Acquisition Proposals – Right to Match”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Transfer Agent” means TSX Trust Company;

“TSX” means the Toronto Stock Exchange;

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“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“Valuator” or “MNP” means MNP LLP.

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INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders of Aura or Rio Novo, as applicable, or the persons they validly appoint as their proxies are permitted to vote at the Aura Meeting or Rio Novo Meeting, as applicable. Most shareholders of Aura and Rio Novo are “non-registered” shareholders (“Non- Registered Shareholders”) because the Aura Shares or Rio Novo Shares, as applicable, that they own are not registered in their names but are instead registered in the name of a depositary or the brokerage firm, bank or trust company through which they purchased such shares. Shares beneficially owned by a Non- Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Aura Shares or Rio Novo Shares, as applicable (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities Law requirements, Aura and Rio Novo have distributed copies of this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Aura Shares or Rio Novo Shares, as applicable, beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Aura or Rio Novo, as applicable, c/o TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Aura Shares or Rio Novo Shares, as applicable, that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Aura Meeting or Rio Novo Meeting, as applicable, in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form that has been given to an Intermediary at any time in accordance with that voting instruction form.

These materials are being sent to both registered and Non-Registered Shareholders of Aura and Rio Novo. If you are a Non-Registered Shareholder, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

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By choosing to send these materials to you directly, Aura or Rio Novo, as applicable (and not the Intermediary holding on your behalf), has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to shareholders in this Circular and the accompanying form(s) of proxy, Notice of Aura Meeting and Notice of Rio Novo Meeting are to registered shareholders of record unless specifically stated otherwise.

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SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Terms with initial capital letters used in this Summary but not otherwise defined are defined in the Glossary of Terms.

Aura Meeting

The Aura Meeting will be held at 12:00 p.m. (BVI time) on February 22, 2018, at the BVI International Arbitration Centre, Ritter House, 3rd Floor, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, for the purposes set forth in the accompanying Notice of the Aura Meeting. The business of the Aura Meeting will be to consider and vote upon the Aura Resolutions and to transact such further and other business as may properly be brought before the Aura Meeting. See “The Merger” and “Matters to be Considered at the Aura Meeting”.

Rio Novo Meeting

The Rio Novo Meeting will be held at 11:00 a.m. (BVI time) on February 22, 2018, at the BVI International Arbitration Centre, Ritter House, 3rd Floor, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, for the purposes set forth in the accompanying Notice of the Rio Novo Meeting. The business of the Rio Novo Meeting will be to consider and vote upon the Rio Novo Resolutions and to transact such further and other business as may properly be brought before the Rio Novo Meeting. See “The Merger” and “Matters to be Considered at the Rio Novo Meeting”.

Aura Minerals Inc.

Aura is a mid-tier gold and copper production company focused on the development and operation of gold and base metal projects in the Americas. Aura is a reporting issuer under the securities Laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. The Aura Shares are listed on the TSX under the symbol “ORA”. Aura’s assets include the San Andres (Honduras) and Ernesto/Pau-a-Pique (Brazil) producing gold mines and the Sao Francisco (Brazil) gold mine and the copper-gold-silver Aranzazu (Mexico) mine (currently on care-and-maintenance). On December 1, 2017, Aura announced an agreement to sell its Mineração Vale Verde Ltda subsidiary, which owns the copper-gold-iron Serrote da Laje project, for aggregate consideration of US$40 million. The transaction is expected to close before the end of February 2018, subject to customary closing conditions. See Appendix I – Information Concerning Aura Minerals Inc. to this Circular.

Aura’s mailing address is 78 SW 7th St – Suite 7115, Miami, Florida, 33130, U.S.A. Aura’s registered office is located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands.

Rio Novo Gold Inc.

Rio Novo is a gold mining exploration company with assets located in Brazil and Colombia. Rio Novo is a reporting issuer under the securities Laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Rio Novo Shares are listed on the TSX under the symbol “RN”. Rio Novo has two projects in Brazil – the Almas Gold Project, located in Tocantins State, Brazil, and the Matupá Gold Project (formerly the Guarantã Gold Project), located in Mato Grosso State, Brazil – and one project, the Tolda Fria Gold Project, located in Caldas State, Colombia. See Appendix J – Information Concerning Rio Novo Gold Inc. to this Circular.

Following completion of the Merger, it is anticipated that the Rio Novo Shares will be delisted from the TSX.

Rio Novo’s mailing address is 82 Richmond Street East, Suite 201, Toronto, Ontario, M5C 1P1. Rio Novo’s registered office is located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands.

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Combined Entity

The purpose of the Merger is to combine the businesses of Aura and Rio Novo. Upon completion of the Merger, Aura will be merged with Rio Novo, the separate corporate existence of Rio Novo will cease and Aura will continue as the surviving company in the Merger and will continue the operations of Aura and Rio Novo on a combined basis. See “Business of Aura After Giving Effect to the Merger” and “Risk Factors”.

Aura and Rio Novo expect that, following completion of the Merger, Aura will benefit from an added low-cost development opportunity, the Almas Gold Project, that has the potential to extend its gold production and cash flow profile relative to Aura’s current profile (the Almas Gold Project is a largely de-risked, open-pit gold project with compelling economics); increased critical mass, an improved capital markets profile and the opportunity to garner greater institutional interest through the addition of the Almas Gold Project to Aura’s asset portfolio; synergies achieved by combining certain operational and administrative functions of Aura and Rio Novo; lower average cash cost per ounce of produced gold relative to Aura’s current average cash cost per ounce; and increased liquidity in the market for Aura Shares. See “The Merger – Background to the Merger – Reasons for the Merger – Aura” and “– Reasons for the Merger – Rio Novo”.

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The following chart illustrates the anticipated principal entities in the organizational structure of the combined entity after giving effect to the Merger:

For further information regarding the combined entity, see “Business of Aura After Giving Effect to the Merger”.

The Merger

On December 18, 2017, Aura and Rio Novo agreed to combine their respective businesses and entered into the Merger Agreement, a copy of which is available on the SEDAR website at www.sedar.com under Aura’s profile and under Rio Novo’s profile. Pursuant to the Merger, Rio Novo Shareholders (excluding Rio Novo Dissenting Shareholders and Ineligible Shareholders) will receive 0.053 of an Aura Share for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share). Upon completion of the Merger, Aura will be merged with Rio Novo, the separate corporate existence of Rio Novo will cease, the Rio Novo Shares will automatically be cancelled and will cease to exist and Aura will continue as the surviving company in the Merger and will continue the operations of Aura and Rio Novo on a combined basis. The Rio Novo Shares held by any Rio Novo Dissenting Shareholder(s) in respect of which Dissent Rights have been properly and validly exercised will automatically be cancelled and will cease to exist and each relevant Rio Novo Dissenting Shareholder will cease to have any of the rights of a member of Rio Novo other than the right to be paid the fair value of its Rio Novo Shares. Ineligible Shareholders, if any, will receive the Cash Consideration.

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As at December 18, 2017, there were 33,565,194 Aura Shares and 178,754,016 Rio Novo Shares outstanding (each on a non-diluted basis). Assuming that there are no Rio Novo Dissenting Shareholders or Ineligible Shareholders and assuming no Aura Shares are issued pursuant to Aura Options, there will be, immediately following the completion of the Merger approximately 43,039,156 Aura Shares issued and outstanding. Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares. The number of new Aura Shares to be issued to Rio Novo Shareholders in connection with the Merger is 9,473,962. The maximum number of Aura Shares to be issued upon the exercise of the new Aura Options to be issued in connection with the Merger is 154,230. The number of new Aura Shares to be issued to holders of Rio Novo DSUs is 314,186. The aggregate number of new Aura Shares to be issued in connection with the Merger, including upon the exercise of the new Aura Options, is 9,942,378, which represents 29.6% of the currently issued and outstanding Aura Shares.

Background to the Merger

The Merger Agreement is the result of a lengthy and detailed series of discussions and negotiations between representatives of Aura and Rio Novo and their respective legal and financial advisors. At all times, the discussions and negotiations were treated as between arm’s length third parties, with each of the Aura Interested Director and Northwestern being excluded from any discussions and negotiations between Aura and Rio Novo. See “The Merger – Background to the Merger”.

Reasons for the Merger – Aura

Following receipt of the advice and assistance of the Aura Financial Advisor, MNP and legal counsel, including the Aura Fairness Opinion and a written presentation from the Valuator summarizing the analysis and the conclusions to be reflected in the Aura Independent Valuation, the Aura Special Committee and the Aura Board carefully evaluated the terms of the proposed Merger at meetings of the Aura Special Committee and the Aura Board held on December 17, 2017 and, on the recommendation of the Aura Special Committee, the Aura Board (excluding the Aura Interested Director) unanimously determined (a) that the Merger and the entry into the Merger Agreement are in the best interests of Aura, (b) based upon, among other factors, the Aura Fairness Opinion, that the Merger is fair to Aura Shareholders other than Northwestern, and (c) to recommend that Aura Shareholders vote in favour of the Aura Resolutions. In reaching these determinations and making these recommendations, the Aura Board considered, among other things, the following factors:

•	Complementary portfolios. Rio Novo’s asset portfolio (and in particular the Almas Gold Project) is complementary to Aura’s existing portfolio. The Almas Gold Project is an open-pit gold mine located in Brazil, where Aura has significant operating history.

•	The rejuvenation of Aura’s asset portfolio. The addition of the Almas Gold Project is expected to provide Aura with increased critical mass, an improved capital markets profile and the opportunity to garner greater interest from institutional investors and research analysts seeking a fresh value creation growth gold story. Upon completion of the Merger, it is anticipated that the combined entity will more than double Aura’s current life-of-mine (“LOM”) production profile.

•	The Almas Gold Project is a low-cost development opportunity with potential to extend Aura’s gold production and cash flow profile. The Merger presents Aura with a unique opportunity to acquire a greenfield project with limited cash needed. The Almas Gold Project is a low-cost development opportunity that has the potential to extend Aura’s gold production and cash flow profile.

•	The Almas Gold Project is a largely de-risked, open-pit gold project with compelling economics. The Almas Gold Project is an open-pit gold project with compelling economics and a low-risk operational profile. The technology and expertise used to operate Aura’s existing producing mines is expected to be transferrable to the Almas Gold Project.

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•	Aura’s management and skilled personnel have relevant experience and country-specific knowledge and are well-suited to fast-track the development of the Almas Gold Project. With their experience and country-specific knowledge of operating gold mines in Brazil, particularly the Ernesto/Pau-a-Pizue (“EPP”) mine and the São Francisco gold mine, which is also located within Mato Grosso State, Aura’s management and skilled personnel are well-suited to not only fast-track the Almas Gold Project through development, but also to assume responsibility for its operation.

•	Potential for synergies. The combined entity is expected to be able to achieve synergies by combining certain operational and administrative functions of Aura and Rio Novo, including accounting, legal, operational, and information technology personnel.

•	A more liquid market for Aura Shares as a combined entity and greater market presence on the TSX. The combined entity’s increased scale is expected to improve access to global capital markets to assist future growth efforts.

•	Aura Fairness Opinion. The Aura Board considered the Aura Fairness Opinion delivered orally to the Aura Board on December 17, 2017, and subsequently confirmed in writing as of such date, as to the fairness to Aura Shareholders other than Northwestern, from a financial point of view, of the Share Consideration. A copy of the written Aura Fairness Opinion is attached as Appendix E to this Circular. Aura Shareholders should read the Aura Fairness Opinion in its entirety.

•	Aura Independent Valuation. The Aura Board considered a written presentation from the Valuator summarizing the analysis and the conclusions to be reflected in the Aura Independent Valuation. A copy of the Aura Independent Valuation is attached as Appendix F to this Circular. Aura Shareholders should read the Aura Independent Valuation in its entirety.

•	Aura Support Agreements. Northwestern and each of the directors and officers of Aura, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 52.4% of the outstanding Aura Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Aura Shares in favour of the Aura Resolutions. Northwestern and each of the directors and officers of Rio Novo, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 66.3% of the outstanding Rio Novo Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Rio Novo Shares in favour of the Rio Novo Resolutions.

•	Required shareholder approval. The Aura Board considered that the Aura Resolutions must be approved at the Aura Meeting by: (a) at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting; and (b) in particular, a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting, other than by those Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “related party transaction” for Aura for the purposes of MI 61-101.

•	Reasonable terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including Aura’s and Rio Novo’s representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of Aura, reasonable.

•	Likelihood of completion. It is likely that the conditions to complete the Merger will be satisfied, including taking into account the nature of the approvals required by both Aura and Rio Novo to be obtained as a condition to completing the Merger.

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The information and factors described above and considered by the Aura Board in reaching its determinations and making its recommendations are not intended to be exhaustive but include material factors considered by the Aura Board. In view of a wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Aura Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Aura Board may have given different weight to different factors.

For further information regarding the factors considered by the Aura Board, see “The Merger – Reasons for the Merger – Aura”.

Aura Fairness Opinion

The Aura Special Committee retained the Aura Financial Advisor to, among other things, provide the Aura Special Committee with an opinion as to the fairness to Aura Shareholders other than Northwestern, from a financial point of view, of the Share Consideration. In connection with this mandate, the Aura Financial Advisor prepared the Aura Fairness Opinion, which states that, on the basis of the assumptions and limitations summarized therein, in the opinion of the Aura Financial Advisor, as of December 17, 2017, the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Aura Shareholders other than Northwestern. The Aura Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Merger – Aura Fairness Opinion” and Appendix E to this Circular.

Aura Independent Valuation

The Aura Special Committee retained the Valuator to, among other things, provide the Aura Special Committee and the Aura Board with the Aura Independent Valuation. The Aura Independent Valuation concludes that, as at December 11, 2017, and subject to the assumptions, qualifications and limitations set forth therein, the fair market value of Aura was in the range of US$184,910,000 to US$198,274,000. The Aura Independent Valuation is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Merger – Aura Independent Valuation” and Appendix F to this Circular.

Recommendation of the Aura Board

The Aura Board (excluding the Aura Interested Director) has unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Aura, (ii) based upon, among other factors, the Aura Fairness Opinion, that the Merger is fair to Aura Shareholders other than Northwestern, and (iii) to recommend that Aura Shareholders vote in favour of the Aura Resolutions. See “The Merger – Recommendation of the Aura Board”.

Reasons for the Merger – Rio Novo

Following receipt of the advice and assistance of the Rio Novo Financial Advisor, MNP and legal counsel, including (among other information and opinions) summaries of the conclusions to be reflected in the Rio Novo Independent Valuation, the Aura Independent Valuation and the Rio Novo Fairness Opinion, the Rio Novo Board carefully evaluated the terms of the proposed Merger at meetings of the Rio Novo Board held on December 17 and 18, 2017 and (a) determined that (i) based upon, among other factors, the Rio Novo Fairness Opinion, that the Merger is fair to Rio Novo Shareholders other than Northwestern; and (ii) the Merger and the entering into of the Merger Agreement are in the best interests of Rio Novo; (b) approved the entering into of the Merger Agreement and the other definitive agreements in connection with the transactions related to the Merger; and (c) resolved to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions. In reaching these determinations and granting these approvals, the Rio Novo Board considered, among other things, the following factors:

•	Complementary portfolios. Aura’s portfolio of operating assets is highly complementary to Rio Novo’s existing project portfolio. Aura already operates the São Francisco gold mine and the EPP mine in Brazil where Rio Novo’s Almas Gold Project is located. Aura’s other operating asset and Rio Novo’s other development assets form a strong base in Latin America. The enhanced combination of producing assets and a robust development pipeline which would result from the Merger better position Aura as a growing mid-tier gold producer.

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•	Access to existing cash flow of Aura. Rio Novo’s assets have largely comprised a care-and-maintenance portfolio since December 2012. The combination with Aura’s producing, cash flow generating properties will enable, at the appropriate times, the Rio Novo assets to be brought out of care and maintenance and facilitate the funding of the Almas Gold Project.

•	Aura’s management and skilled personnel have relevant experience and country-specific knowledge and are well-suited to fast-track the development of the Almas Gold Project. With their experience and country-specific knowledge of operating gold mines in Brazil, particularly the EPP mine and the São Francisco gold mine, which is also located within Mato Grosso State, Aura’s management and skilled personnel are well-suited to not only fast-track the Almas Gold Project through development, but also to assume responsibility for its operation.

•	Aura’s asset portfolio. Aura’s assets include two producing mines: the San Andres gold mine in Honduras and the EPP gold mine in Brazil. Additionally, operations at the copper-gold-silver Aranzazu mine in Mexico, currently in care-and-maintenance, present an opportunity to provide additional medium term growth with a low initial investment. Aura management is evaluating options to re-start its operations. Furthermore, on December 1, 2017, Aura announced that it has agreed to sell its copper-gold-iron Serrote da Laje project in Brazil for US$40 million, with the proceeds expected to further position its balance sheet for future growth.

•	Potential for synergies. It is expected that Aura will be able to achieve synergies by combining certain operational and administrative functions of Aura and Rio Novo, including accounting, legal, operational, and information technology personnel.

•	A more liquid market as a combined entity and greater market presence on the TSX. Aura’s increased scale following the Merger is expected to improve access to global capital markets to assist future growth efforts. In particular, Rio Novo Shareholders will benefit from a more liquid stock, as the Aura Shares traded, on average, 71 times as much value on a daily basis as the Rio Novo Shares over the six months prior to the announcement of the proposed Merger.

•	Rio Novo Fairness Opinion. The Rio Novo Board considered the Rio Novo Fairness Opinion delivered orally to the Rio Novo Board on December 17, 2017, and subsequently confirmed in writing as of such date, as to the fairness, from a financial point of view, of the Merger to Rio Novo Shareholders other than Northwestern. A copy of the written Rio Novo Fairness Opinion is attached as Appendix G to this Circular. Rio Novo Shareholders should read the Rio Novo Fairness Opinion in its entirety.

•	Independent Valuations. The Rio Novo Board considered summaries of the conclusions to be reflected in both the Rio Novo Independent Valuation and the Aura Independent Valuation (the latter of which was provided to it by Aura). A copy of the Rio Novo Independent Valuation is attached as Appendix H to this Circular. A copy of the Aura Independent Valuation is attached as Appendix F to this Circular. Rio Novo Shareholders should read the Rio Novo Independent Valuation and the Aura Independent Valuation in their entirety.

•	Rio Novo Support Agreements. Northwestern and each of the directors and officers of Rio Novo, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 66.3% of the outstanding Rio Novo Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Rio Novo Shares in favour of the Rio Novo Resolutions. Northwestern and each of the directors and officers of Aura, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 52.4% of the outstanding Aura Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Aura Shares in favour of the Aura Resolutions.

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•	Required shareholder approval. The Rio Novo Board considered that the Rio Novo Resolutions must be approved at the Rio Novo Meeting by: (a) at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting; and (b) in particular, a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting other than by those Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “business combination” (and also a “related party transaction”) for Rio Novo for the purposes of MI 61-101.

•	Reasonable terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including Rio Novo’s and Aura’s representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of Rio Novo, reasonable.

•	Likelihood of completion. It is likely that the conditions to complete the Merger will be satisfied, including taking into account the nature of the approvals required by both Rio Nov and Aura to be obtained as a condition to completing the Merger.

The information and factors described above and considered by the Rio Novo Board in reaching its determinations and making its recommendations are not intended to be exhaustive but include material factors considered by the Rio Novo Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Rio Novo Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Rio Novo Board may have given different weight to different factors.

For further information regarding the factors considered by the Rio Novo Board, see “The Merger – Reasons for the Merger – Rio Novo”.

Rio Novo Fairness Opinion

The Rio Novo Board retained MNP to, among other things, provide the Rio Novo Board with an opinion as to the fairness, from a financial point of view, of the Share Consideration. In connection with this mandate, MNP prepared the Rio Novo Fairness Opinion which states that, on the basis of the assumptions and limitations summarized therein, in the opinion of MNP, as of December 17, 2017, the Share Consideration to be received by Rio Novo Shareholders pursuant to the Merger is fair, from a financial point of view, to Rio Novo Shareholders other than Northwestern. The Rio Novo Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Merger – Rio Novo Fairness Opinion” and Appendix G to this Circular.

Rio Novo Independent Valuation

The Rio Novo Board retained the Valuator to, among other things, provide the Rio Novo Board with the Rio Novo Independent Valuation. The Rio Novo Independent Valuation concludes that, as at December 11, 2017, and subject to the assumptions, qualifications and limitations set forth therein, the fair market value of Rio Novo was in the range of US$49,144,000 to US$65,040,000. The Rio Novo Independent Valuation is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Merger – Rio Novo Independent Valuation” and Appendix H to this Circular.

Recommendation of the Rio Novo Board

The Rio Novo Board has unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Rio Novo, (ii) based upon, among other factors, the Rio Novo Fairness Opinion, that the Merger is fair, from a financial point of view, to Rio Novo Shareholders other than Northwestern, and (iii) to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions. See “The Merger – Recommendation of the Rio Novo Board”.

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Effect of the Merger

The following is a summary only of the Plan of Merger and reference should be made to the full text of the Merger Agreement and the Plan of Merger. A copy of the Merger Agreement is available on the SEDAR website at www.sedar.com under Aura’s profile and under Rio Novo’s profile. A copy of the Plan of Merger is attached as Appendix C to this Circular.

The terms and conditions of the Merger will be as follows and as further set forth in the Merger Agreement and the Plan of Merger. At the Effective Time:

(a)	Aura will (i) issue the Share Consideration to Rio Novo Shareholders (other than Rio Novo Dissenting Shareholders and Ineligible Shareholders, for the avoidance of doubt) pursuant to the Merger (provided that, in the case of any fractional entitlements, the number of Aura Shares to be issued to each relevant Rio Novo Shareholder pursuant to such conversion (in aggregate) will be rounded down to the nearest whole Aura Share), such Aura Shares to be “freely tradeable”, subject only to “control person” restrictions under Canadian Securities Laws; and (ii) pay the Cash Consideration to any Ineligible Shareholders;

(b)	In respect of the Rio Novo Options that were outstanding as of the date of the Merger Agreement, Aura will issue Aura Options to Rio Novo Optionholders in exchange for such Rio Novo Options, which will be cancelled, on the basis of 0.053 of an Aura Option for each Rio Novo Option. In each case, the exercise price of the Aura Options so issued will be the exercise price of the Rio Novo Options for which they are exchanged after dividing such exercise price by 0.053. For greater certainty, such Aura Options (whether or not issued under the Aura Option Plan) will expire on the expiry date set out in the corresponding Rio Novo Option and will not be subject to the applicable expiry provisions of the Aura Option Plan or any analogous provision; and

(c)	Aura will issue an aggregate of 314,186 Aura Shares to the holders of the Rio Novo DSUs in exchange for their Rio Novo DSUs, which will be cancelled, and will further pay an aggregate of $60,213 in lieu of the additional Rio Novo DSUs that would have been issued but for black-out restrictions.

The respective obligations of Aura and Rio Novo to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions which must be satisfied in order for the Merger to become effective. The Merger will be effective on the date that the Articles of Merger are registered by the Registrar.

Upon the consummation of the Merger the current MAA of Aura will continue to be the MAA of Aura (as the surviving company).

Aura and Rio Novo expect the Effective Date to occur on, or as soon as practicable after, March 16, 2018. See “Procedure for the Merger to Become Effective” and “Timing”.

Merger Agreement

The Merger will be effected pursuant to the Merger Agreement. The Merger Agreement contains, among other things, covenants, representations and warranties of and from each of Aura and Rio Novo and various conditions precedent to the completion of the Merger.

The Merger Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to reimburse the other Party up to $1,000,000 for the payment of reasonable costs and documented expenses incurred in connection with the transactions contemplated by the Merger Agreement. See “Effect of the Merger – Expenses and Expense Reimbursement upon Termination”.

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This Circular contains a summary of certain provisions of the Merger Agreement which is qualified in its entirety by the full text of the Merger Agreement, a copy of which is available on the SEDAR website at www.sedar.com under Aura’s profile and Rio Novo’s profile.

Aura Support Agreements

On December 18, 2017, Northwestern and each of the directors and officers of Aura (collectively holding an aggregate of 18,239,366 Aura Shares, representing approximately 52.4% of the issued and outstanding Aura Shares), entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote the Aura Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Aura Meeting in favour of the Aura Resolutions and the transactions contemplated by the Merger Agreement.

Rio Novo Support Agreements

On December 18, 2017, Northwestern and each of the directors and officers of Rio Novo (collectively holding an aggregate of 118,461,644 Rio Novo Shares, representing approximately 66.3% of the issued and outstanding Rio Novo Shares), entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote the Rio Novo Shares owned or controlled or directed by them, directly or indirectly, at the Rio Novo Meeting in favour of the Rio Novo Resolutions and the transactions contemplated by the Merger Agreement.

Procedure for the Merger to Become Effective

Procedural Steps

The Merger is proposed to be carried out pursuant to section 170 of the BVIBCA. The following procedural steps must be taken in order for the Merger to become effective:

(a)	the Plan of Merger must be approved by Aura Shareholders at the Aura Meeting;

(b)	the Plan of Merger must be approved by Rio Novo Shareholders at the Rio Novo Meeting;

(c)	all other conditions precedent to the Merger, as set forth in the Merger Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Articles of Merger (containing the Plan of Merger) must be executed by each of Aura and Rio Novo and filed with and registered by the Registrar and the Registrar must issue a certificate of merger in the approved form.

There is no assurance that the conditions set out in the Merger Agreement will be satisfied or waived on a timely basis or at all.

Aura Shareholder Approval

The Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting. In addition, the Aura Resolutions must be approved by a majority of the votes cast by Aura Shareholders other than Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. In addition, and in accordance with TSX rules, the Aura Resolutions must be approved by at least a majority of the votes of cast by Aura Shareholders that are not both (a) insiders of Aura and (b) receiving any consideration in the Merger. If the Aura Resolutions are not approved by Aura Shareholders, the Merger cannot be completed. See Appendix A to this Circular for the full text of the Aura Resolutions. See “Procedure for the Merger to Become Effective – Shareholder Approvals”, “Matters to be Considered at the Aura Meeting” and “Procedure for the Merger to Become Effective – MI 61-101 Matters”.

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Rio Novo Shareholder Approval

The Rio Novo Resolutions must be approved by at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting. In addition, the Rio Novo Resolutions must be approved by a majority of the votes cast by Rio Novo Shareholders other than Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. If the Rio Novo Resolutions are not approved by Rio Novo Shareholders, the Merger cannot be completed. See Appendix B to this Circular for the full text of the Rio Novo Resolutions. See “Procedure for the Merger to Become Effective – Shareholder Approvals”, “Matters to be Considered at the Rio Novo Meeting” and “Procedure for the Merger to Become Effective – MI 61-101 Matters”.

Stock Exchange Listings

Aura Shares are listed and posted for trading on the TSX under the symbol “ORA”. On December 15, 2017, the last trading day on which the Aura Shares traded prior to announcement of the Merger, the closing price of the Aura Shares on the TSX was $2.50. On January 22, 2018, the closing price of the Aura Shares on the TSX was $2.90.

Rio Novo Shares are listed and posted for trading on the TSX under the symbol “RN”. On December 15, 2017, the last trading day on which the Rio Novo Shares traded prior to announcement of the Merger, the closing price of the Rio Novo Shares on the TSX was $0.095. On January 22, 2018, the closing price of the Rio Novo Shares on the TSX was $0.145.

It is a condition to the completion of the Merger that the TSX have conditionally approved the listing of the Aura Shares to be issued pursuant to the Merger and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger. Pursuant to the Merger Agreement, Aura agreed to use its commercially reasonable efforts to obtain the conditional approval of the TSX for the listing of the Aura Shares (including the Aura Shares issuable pursuant to the Merger and the Aura Shares issuable upon the exercise of Aura Options) on the TSX effective on the Effective Date.

Aura applied to the TSX to list the Aura Shares to be issued pursuant to the Merger and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger. On January 18, 2018, Aura obtained the TSX’s conditional approval to list up to 9,942,369 new Aura Shares in connection with the Merger, subject only to the satisfaction of customary listing conditions of the TSX, including the Required Shareholder Approvals.

For information with respect to the trading history of the Aura Shares and Rio Novo Shares, see Appendix I and Appendix J to this Circular, as applicable.

MI 61-101 Matters

Both Aura and Rio Novo are subject to the provisions of MI 61-101, as each is a reporting issuer in the provinces of Alberta, Manitoba and Ontario (among others). MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to “business combinations” that terminate the interests of securityholders without their consent and to “related party transactions”.

For Aura, the Merger constitutes a “related party transaction” under MI 61-101 and, consequently, completion of the Merger is subject to obtaining minority approval of the Aura Resolutions. For Rio Novo, the Merger constitutes a “business combination” (and also a “related party transaction”) under MI 61-101 and, consequently, completion of the Merger is subject to obtaining minority approval of the Rio Novo Resolutions. Furthermore, formal valuations of the Aura Shares and the Rio Novo Shares were required to be prepared in accordance with MI 61-101. The Aura Independent Valuation was prepared by the Valuator under the supervision of the Aura Special Committee and the Rio Novo Independent Valuation was prepared by the Valuator under the supervision of the Rio Novo Board to satisfy these requirements. See “Procedure for the Merger to Become Effective – MI 61-101 Matters.”

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Other Securities Laws Matters in Connection with the Merger

The distribution of Aura Shares to Rio Novo Shareholders pursuant to the Merger is exempt from the prospectus requirements of Canadian Securities Laws, and the first trade of such Aura Shares will not be subject to resale restrictions under Canadian Securities Laws, other than as a result of any control block restrictions which may arise under such Laws by virtue of the ownership of Aura Shares.

The Aura Shares issuable to Rio Novo Shareholders pursuant to the Merger will be, immediately following completion of the Merger, “restricted securities” within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the relevant Rio Novo Shares being converted were “restricted securities” within the meaning of Rule 144 under the 1933 Act, and such Aura Shares may bear a restrictive legend under the 1933 Act. Any resale of Aura Shares that are “restricted securities” will be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Aura Shares issued in the Merger in exchange for Rio Novo Shares that are not “restricted securities” will not be “restricted securities” and will not be subject to resale restrictions under the 1933 Act, except with respect to Persons who are “affiliates” of Aura or were affiliates of Aura within a three month period before the Effective Date. Any resale of such Aura Shares by such an affiliate (or former affiliate) will be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See “Procedure for the Merger to Become Effective – Other Securities Laws Matters in Connection with the Merger – United States”.

Procedure for Exchange of Rio Novo Share Certificates

Any registered Rio Novo Shareholder (i.e., a shareholder registered in the register of members of Rio Novo as the holder of Rio Novo Shares in its own name) that, following completion of the Merger, wishes to exchange a certificate that, prior to the completion of the Merger, represented its registered holdings of Rio Novo Shares, for a certificate representing its registered holdings of Aura Shares should contact TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1. Upon the consummation of the Merger registered positions in Rio Novo Shares will be converted into registered positions in Aura Shares in accordance with the Plan of Merger. If a Rio Novo Shareholder does not exchange a certificate representing a registered position in Rio Novo Shares for a certificate representing a registered position in Aura Shares, its rights as an Aura Shareholder will not be effected. See “Procedure for the Merger to Become Effective – Procedure for Exchange of Rio Novo Share Certificates”.

Rio Novo Shareholder Dissent Rights

Under the laws of the British Virgin Islands and section 179 of the BVIBCA (an extract of which is included as Appendix D to this Circular), Rio Novo Shareholders are entitled to dissent from the Merger. Pursuant to section 179 of the BVIBCA, a dissenting Rio Novo Shareholder will not be entitled to receive the Share Consideration upon consummation of the Merger as they will only be entitled to the right to payment of the “fair value” of their Rio Novo Shares, as determined in accordance with section 179 of the BVIBCA. To the extent that Aura (as the surviving company in the Merger) and a dissenting Rio Novo Shareholder are unable to agree such “fair value”, a statutory appraisal process is required to determine the fair value of a dissenting Rio Novo Shareholder’s Rio Novo Shares. While the fair value of a Rio Novo Shareholder’s Rio Novo Shares as determined under this appraisal procedure could be more than or the same as the value of the Share Consideration, Rio Novo Shareholders are cautioned that the fair value of their Rio Novo Shares could also be determined to be less than the value of the Share Consideration.

Dissenters’ rights are available only to registered Rio Novo Shareholders whose name is entered in the register of members of Rio Novo as a registered holder of Rio Novo Shares. Any person who holds Rio Novo Shares via a depository, nominee, broker or other intermediary and who wishes to exercise his, her or its statutory right to dissent from the Merger should first ensure that he, she or it is entered in the register of members of Rio Novo and therefore becomes a “member” for the purposes of the BVIBCA. Rio Novo Shareholders must comply with the procedures and requirements for exercising dissenters’ rights with respect to Rio Novo Shares under section 179 of the BVIBCA including the requirement that a registered Rio Novo Shareholder who wishes to dissent must give a written notice of objection to the Merger to Rio Novo either (a) before the Rio Novo Meeting by valid notice to Rio Novo at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands or (b) at the Rio Novo Meeting but before the vote on the Rio Novo Resolutions, and must otherwise strictly comply with the procedures and requirements for exercising dissenters’ rights to Rio Novo Shares under section 179 of the BVIBCA (an extract of which is included as Appendix D to this Circular).

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Rio Novo Shareholders are also cautioned that the Rio Novo Board has determined that the Share Consideration presents fair consideration for the Rio Novo Shares and that, if a Rio Novo Shareholder initiates an appraisal process, he, she or it may be responsible for a portion of the costs of the appraisal.

Rio Novo Shareholders should understand that, unless otherwise waived by Aura, it is a condition to the obligations of Aura to effect the Merger that statutory dissenters’ rights have not been validly exercised with respect to more than 5% of the issued and outstanding Rio Novo Shares.

Any Rio Novo Shareholder considering exercising dissent rights is strongly advised to consult legal counsel in the British Virgin Islands.

Summary of Certain Canadian Federal Income Tax Considerations

Generally, an Aura Shareholder or a Rio Novo Shareholder who is resident in Canada and holds Aura Shares or Rio Novo Shares, as applicable, as capital property will not realize a capital gain (or a capital loss) as a result of the Merger, except in the case of a Rio Novo Shareholder who elects for a certain provision of the Tax Act not to apply.

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to Rio Novo Shareholders and Aura Shareholders who are resident in Canada in respect of the Merger, and the above comments are qualified in their entirety by reference to such summary. For more information, see “Certain Canadian Federal Income Tax Considerations”.

Other Tax Considerations

This Circular discusses certain Canadian federal income tax considerations generally applicable to Rio Novo Shareholders and Aura Shareholders. Foreign tax consequences to Rio Novo Shareholders and Aura Shareholders who are resident in jurisdictions other than Canada are not discussed. Such Rio Novo Shareholders and Aura Shareholders should consult their tax advisors with respect to the tax implications of the Merger, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Aura Shares after the Merger.

Timing

Subject to all conditions precedent to the Merger as set forth in the Merger Agreement being satisfied or waived by the appropriate Party, the Merger will become effective on the Effective Date. If each of the Shareholder Meetings is held as scheduled and is not adjourned, the Required Shareholder Approvals are obtained and all other conditions specified in the Merger Agreement are satisfied or waived, Aura and Rio Novo expect the Effective Date to occur on or about March 16, 2018. It is not possible, however, to state with certainty when the Effective Date will occur.

Selected Unaudited Pro Forma Financial Information for Aura Minerals Inc.

The following tables set out certain unaudited pro forma financial information for Aura after giving effect to the Merger for the year ended December 31, 2016 and as at and for the nine months ended September 30, 2017.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Aura for the year ended December 31, 2016 and the nine months ended September 30, 2017, including the notes thereto, attached as Appendix K to this Circular. Reference should also be made to: (a) the Aura Annual Financial Statements; (b) the Aura Interim Financial Statements; (c) the Rio Novo Annual Financial Statements; and (d) the Rio Novo Interim Financial Statements, each of which is incorporated by reference herein. See “Business of Aura After Giving Effect to the Merger – Selected Unaudited Pro Forma Financial Information of Aura”.

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Unaudited Pro Forma Financial Information (US$000s) For the Year Ended December 31, 2016

	Aura Minerals Inc.	Rio Novo Gold Inc.	Pro Forma Adjustments	Pro Forma Information for Aura Minerals Inc. Following the Merger
Income (loss) for the period	$ 19,020	$ 4,428	$ -	$ 23,448

Unaudited Pro Forma Financial Information (US$000’s) as at and for the Nine Months Ended September 30, 2017

	Aura Minerals Inc.	Rio Novo Gold Inc.	Pro Forma Adjustments	Pro Forma Information for Aura Minerals Inc. Following the Merger
Income (loss) for the period	$ 3,813	$ (496)	$ -	$ 3,317
Total assets	183,090	79,551	(30,705)	231,936
Total liabilities	102,817	12,954	(2,800)	112,971
Total shareholders’ equity	80,273	66,597	(27,905)	118,965

Risk Factors

Aura Shareholders voting in favour of the Aura Resolutions and Rio Novo Shareholders voting in favour of the Rio Novo Resolutions will be choosing to combine the businesses of Aura and Rio Novo. The completion of the Merger involves risks. In addition to the risk factors described under the heading “Risk Factors” in the Aura AIF and under the heading “Risk Factors” in the Aura Annual MD&A, which are specifically incorporated by reference into this Circular, the following are additional and supplemental risk factors which Aura Shareholders should carefully consider before making a decision regarding approving the Aura Resolutions and which Rio Novo Shareholders should carefully consider before making a decision regarding approving the Rio Novo Resolutions. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Aura and Rio Novo, may also adversely affect the Aura Shares and the Rio Novo Shares before the Merger, and the Aura Shares following the Merger, and/or the business of Aura and Rio Novo before the Merger and that of Aura following the Merger.

The following is a list of certain risk factors associated with the Merger that Aura Shareholders and Rio Novo Shareholders should carefully consider before approving the Aura Resolutions and the Rio Novo Resolutions, respectively:

•	the Merger is subject to satisfaction or waiver of several conditions;

•	the Merger Agreement may be terminated;

•	required shareholder approvals may not be obtained;

•	Aura may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Aura and Rio Novo;

•	the unaudited pro forma consolidated financial statements may not be an indication of Aura’s financial condition or results of operations following the Merger;

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•	Aura may not realize the benefits of all of Aura’s and Rio Novo’s respective growth projects following the Merger;

•	the issuance of a significant number of Aura Shares and resulting “market overhang” could adversely affect the market price of Aura Shares following the Merger;

•	the ratio of the market prices for Aura Shares and Rio Novo Shares may change in various circumstances;

•	interests of certain persons in the Merger may be different from other Aura Shareholders or Rio Novo Shareholders;

•	dissent rights payments may affect Aura’s cash position;

•	the application of interim operating covenants may preclude certain business opportunities;

•	Aura and Rio Novo will be subject to business uncertainties while the Merger is pending;

•	Aura is incorporated under the laws of a foreign jurisdiction; and

•	Income Tax Laws.

See “Risk Factors”.

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THE MERGER

Overview of the Merger

The purpose of the Merger is to combine the businesses of Aura and Rio Novo. Pursuant to the Merger, Rio Novo Shareholders (excluding Rio Novo Dissenting Shareholders and Ineligible Shareholders (if any)) will receive 0.053 of an Aura Share in exchange for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share). Upon completion of the Merger, Aura will be merged with Rio Novo, the separate corporate existence of Rio Novo will cease and Aura will continue as the surviving company in the Merger and will continue the operations of Aura and Rio Novo on a combined basis. Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares. Ineligible Shareholders, if any, will receive the Cash Consideration. See “Effect of the Merger”, “Business of Aura After Giving Effect to the Merger” and “Risk Factors”.

Background to the Merger

The Merger Agreement is the result of a lengthy and detailed series of discussions and negotiations between representatives of Aura and Rio Novo and their respective legal and financial advisors. At all times, the discussions and negotiations were treated as between arm’s length third parties, with each of the Aura Interested Director and Northwestern being excluded from any discussions and negotiations. The following is a summary description of the meetings and deliberations leading up to the announcement of the Merger.

Preliminary Discussions and Processes

In December 2016, Rodrigo Barbosa, then CFO of Aura, approached Northwestern regarding whether it would be open to discussions about a potential business combination of Aura and Rio Novo. A representative of Northwestern met informally with members of the Rio Novo Board and informed them of Northwestern’s desire for the Rio Novo Board to explore Rio Novo’s strategic alternatives for financing its portfolio of development stage properties. One of the potential alternatives that was discussed was a combination with Aura, given Aura’s complementary portfolio of assets.

In January and February 2017, Rodrigo Barbosa, CEO of Aura, and Patrick Panero, CEO of Rio Novo, had a series of preliminary discussions and correspondence regarding a potential combination of the two companies.

On February 15, 2017, Aura and Rio Novo entered into a confidentiality agreement for the purpose of conducting initial due diligence with respect to a potential merger transaction between Aura and Rio Novo.

On February 28, 2017, the Aura Board established the Aura Special Committee, each member of which is independent within the meaning of MI 61-101. Upon the establishment of the Aura Special Committee, a mandate for the Aura Special Committee was approved by the Aura Board, which included, among other things: (i) examining and reviewing, from the point of view of the best interests of Aura and its shareholders, the merits and fairness of any transaction; (ii) assessing, examining and advising the Aura Board regarding any and all alternatives to any potential transaction available to Aura; (iii) considering and advising the Aura Board as to whether any potential transaction is in the best interests of Aura and its shareholders and whether any potential transaction should be pursued by Aura, including whether any potential transaction should be recommended to Aura’s shareholders; (iv) negotiating or supervising the negotiation of the final terms of any transaction and any agreements necessary to give effect thereto; and (v) reporting to the Aura Board on its activities and recommendations from time to time and providing such advice as may be requested by the Aura Board. The mandate of the Aura Special Committee also authorized it to retain its own legal and financial advisors, at Aura’s expense.

On April 10, 2017, the Aura Financial Advisor was engaged to act as financial advisor to the Aura Special Committee. Aura and the Aura Special Committee engaged Blake, Cassels & Graydon LLP to act as Canadian legal counsel and Harney Westwood & Riegels to act as BVI legal counsel.

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On May 23, 2017, in accordance with MI 61-101, the Valuator was retained by the Aura Special Committee to provide a formal valuation of the Aura Shares and by the Rio Novo Board to provide a formal valuation of the Rio Novo Shares. As discussed below, between April and December 2017, reciprocal financial, technical and legal due diligence was conducted by each of Aura and Rio Novo and their respective advisors, and the Valuator completed its work in order to provide the Aura Independent Valuation and the Rio Novo Independent Valuation.

On June 9, 2017, the Rio Novo Board (which consists entirely of directors who are independent within the meaning of MI 61-101) engaged the Rio Novo Financial Advisor to act as financial advisor to the Rio Novo Board. Rio Novo engaged McCarthy Tétrault LLP to act as Canadian legal counsel and Maples and Calder to act as BVI legal counsel. Rio Novo management and the Rio Novo Board had previously entered into informal arrangements with a commercial banking team of BNP under which it was carrying out preliminary work in preparation for a potential lead arranger mandate in respect of project finance for the Almas Gold Project. The Rio Novo Board was also made aware that a separate team at BNP was assisting Aura in its efforts to sell Aura’s indirect interest in the Serrote da Laje project (and that the respective teams would remain fully screened and operate independently throughout the respective processes).

Between May and December 2017, management of Aura and management of Rio Novo separately provided Northwestern with periodic updates on the negotiations. In December 2017, management of Aura contacted Northwestern to explore the possibility of Northwestern entering into voting support agreements to support the transaction.

Review Processes

Between May and December 2017, the Aura Special Committee undertook a review of the potential transaction and obtained advice from the Aura Financial Advisor and its legal advisors for that purpose. To ensure the Valuator and the Aura Financial Advisor had all the information necessary to prepare the Aura Independent Valuation and deliver the Aura Fairness Opinion, the Aura Special Committee instructed senior management to grant the Valuator and the Aura Financial Advisor full access to the necessary Aura personnel and provide all necessary information concerning Aura’s business, operations, assets, financial condition, strategic and technical plans, operating results, and prospects. To this end, senior management assembled this information for the Valuator and the Aura Financial Advisor and organized regular meetings (including teleconferences) between members of Aura management and representatives of the Valuator and the Aura Financial Advisor. Each of the Valuator and the Aura Financial Advisor confirmed to the Aura Special Committee that it received from management all of the information requested.

Each of the Valuator and the Aura Financial Advisor provided updates to the Aura Special Committee with respect to their respective progress, including methodologies and assumptions utilized in their respective assessments of the fair value of Aura and the Aura Shares in connection with the preparation of their respective opinions.

In June 2017, Aura commenced a detailed due diligence process on the Almas Gold Project oriented to review key areas within the project. The due diligence was executed over a period of three months from mid-June to September 2017 with Aura’s technical group and a group of expert independent third-party consultants. Multiple site visits were conducted, and Rio Novo provided Aura management with full access to Rio Novo’s technical team and their third-party consultants. The key areas reviewed included, among others: mineral reserves and mining; mineral resource estimates; metallurgy; capital costs; operational costs; and licensing and permitting regarding the Almas Gold Project concessions. A detailed project risk assessment was then conducted by Aura, which included project opportunities. Detailed findings of the due diligence were included in a memorandum and presentation which was reported to the Aura Special Committee and the Aura Board, excluding the Aura Interested Director, on November 8, 2017.

Between May and December 2017, the Rio Novo Board undertook a review of the potential transaction and obtained advice from the Rio Novo Financial Advisor and its legal advisors for that purpose. To ensure the Valuator had all the information necessary to prepare the Rio Novo Independent Valuation and deliver the Rio Novo Fairness Opinion, the Rio Novo Board instructed senior management to grant the Valuator full access to the necessary Rio Novo personnel and provide all necessary information concerning Rio Novo’s business, operations, assets, financial condition, strategic and technical plans, operating results, and prospects. To this end, senior management assembled this information for the Valuator and organized regular meetings (including teleconferences) between members of Rio Novo management and representatives of the Valuator. The Valuator confirmed to the Rio Novo Board that it received from management all of the information requested.

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The Valuator provided updates to the Rio Novo Board with respect to its progress, including methodologies and assumptions utilized in its assessments of the fair value of Rio Novo and the Rio Novo Shares in connection with the preparation of its opinions.

In June 2017, Rio Novo commenced a detailed due diligence process on Aura oriented to review its public disclosure and related documentary support. The due diligence was carried out over a period of three months from early September to November 2017 with the assistance of Rio Novo management and legal counsel. Detailed findings of the due diligence were included in memoranda and other reports to the Rio Novo Board in late October and prior to the determination of the Rio Novo Board to approve the Merger Agreement.

Valuation Processes

On June 30, 2017, the Valuator provided its preliminary views on the value of the Rio Novo Shares to Rio Novo management, the Rio Novo Board and the Rio Novo Financial Advisor. The presentation by the Valuator included a description of the review and analysis carried out by the Valuator to date and the approaches being taken to value the Rio Novo Shares, including valuation methodologies and assumptions. On July 3, 2017, the Rio Novo Financial Advisor met with Rio Novo management and the Rio Novo Board to discuss the preliminary views of the Valuator with respect to the Rio Novo Shares. The Rio Novo Board asked a number of follow-up questions, which the Rio Novo Financial Advisor agreed to discuss with the Valuator.

On October 24, 2017, the Valuator provided an update to its preliminary views on the value of the Rio Novo Shares to Rio Novo management, the Rio Novo Board and the Rio Novo Financial Advisor. The presentation by the Valuator included an updated description of the review and analysis carried out by the Valuator to date and the approaches being taken to value the Rio Novo Shares, including valuation methodologies and assumptions. On October 30, 2017, the Rio Novo Financial Advisor met with Rio Novo management and the Rio Novo Board to discuss the preliminary views of the Valuator with respect to the Rio Novo Shares. The Rio Novo Board once again asked a number of follow-up questions, which the Rio Novo Financial Advisor agreed to discuss with the Valuator.

On October 27, 2017, the Valuator provided its preliminary views on the value of the Aura Shares to Aura, the Aura Special Committee and the Aura Financial Advisor. The presentation by the Valuator included a description of the review and analysis carried out by the Valuator to date and the approaches being taken to value the Aura Shares, including valuation methodologies and assumptions. On October 30, 2017, the Aura Financial Advisor met with Aura and the Chair of the Aura Special Committee to discuss the preliminary views of the Valuator with respect to the Aura Shares. The Chair of the Aura Special Committee asked a number of follow-up questions, which the Aura Financial Advisor agreed to discuss with the Valuator.

On November 10, 2017, Aura provided draft summary materials in respect of the Aura Independent Valuation to Rio Novo and Rio Novo provided draft summary materials in respect of the Rio Novo Independent Valuation to Aura.

On November 13, 2017, Aura and the Chair of the Aura Special Committee met to discuss the draft summary material in respect of the Aura Independent Valuation and the draft summary materials in respect of the Rio Novo Independent Valuation. Also on that date, Rio Novo management, the Rio Novo Board and the Rio Novo Financial Advisor met to discuss the draft summary material in respect of the Rio Novo Independent Valuation and the draft summary materials in respect of the Aura Independent Valuation.

On November 23, 2017, the Aura Financial Advisor provided comments to the Rio Novo Financial Advisor with respect to the draft summary materials in respect of the Rio Novo Independent Valuation, with a request that such comments would be raised with the Valuator by the Rio Novo Financial Advisor. Also on that date, the Rio Novo Financial Advisor provided comments to the Aura Financial Advisor with respect to the draft summary materials in respect of the Aura Independent Valuation, with a request that such comments would be raised with the Valuator by the Aura Financial Advisor.

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Over the course of November and early December, the Chair of the Aura Special Committee, Stephen Keith, also had various meetings with the Aura Financial Advisor to discuss various valuation and strategic issues connected with the transaction.

Discussions, Negotiations and Settlement of Merger Agreement

On November 14, 2017 and November 16, 2017, the Aura Financial Advisor and the Rio Novo Financial Advisor met by telephone to discuss process, status of due diligence and conceptual framework for a transaction.

On November 27, 2017, the Aura Special Committee met with the Aura Financial Advisor and Aura’s Canadian legal counsel, Blake, Cassels & Graydon LLP. The Aura Financial Advisor provided a comprehensive report on the process and the separate exchanges that it and Aura management had with Rio Novo and the Valuator regarding the Aura Independent Valuation. The Aura Financial Advisor advised the Aura Special Committee regarding the valuation materials which it had received from Rio Novo, and there was discussion regarding an appropriate share exchange ratio for a merger transaction with Rio Novo. At the conclusion of the meeting, the Aura Special Committee resolved to instruct Aura’s management to pursue a merger transaction with Rio Novo within certain parameters.

On November 29, 2017, Aura, Rio Novo and their respective financial advisors met in New York City to discuss the terms of a potential transaction and the earlier provided preliminary draft summary materials which would form the bases for the Aura Independent Valuation and the Rio Novo Independent Valuation.

On December 1, 2017, Aura announced the sale of Mineração Vale Verde Ltda, which owns the Serrote da Laje copper-gold-iron project, for an aggregate consideration of US$40 million. The purpose of the sale was to unlock value for Aura Shareholders and allow Aura to pursue growth opportunities, including those expected under the proposed Merger.

On December 3, 2017, Blake, Cassels & Graydon LLP circulated an initial draft of the Merger Agreement to McCarthy Tétrault LLP.

On December 5, 2017, management of Aura and the Aura Special Committee corresponded regarding an offer letter to be submitted to Rio Novo in respect of a merger transaction.

On December 6, 2017, on the instruction of the Aura Special Committee, Aura management and the Aura Financial Advisor submitted to the Rio Novo Board an offer to acquire Rio Novo at an exchange ratio of 0.0500 (implying the issue of a number of Aura Shares which would reflect aggregate pro forma basic ownership of 21.0% of the merged company). On December 6, 2017, Rio Novo management, the Rio Novo Board, the Rio Novo Financial Advisor and McCarthy Tétrault LLP met to discuss the offer submitted by Aura to the Rio Novo Board. On December 7, 2017, Rio Novo countered at an implied exchange ratio of 0.0577 (based on a proposed issue of a number of Aura Shares which would reflect aggregate pro forma basic ownership of 23.5% of the merged company).

On December 12, 2017, McCarthy Tétrault LLP circulated to Blake, Cassels & Graydon LLP Rio Novo’s comments on the draft Merger Agreement.

On December 13, 2017, management of Aura, the Aura Special Committee, the Aura Financial Advisor and Blake, Cassels & Graydon LLP attended a meeting where management presented to the Aura Special Committee regarding the business and operational rationale for the proposed transaction, including with respect to the operational and technical profile of the Almas Gold Project. The Aura Financial Advisor provided an update to the group regarding transaction pricing and valuation. At the conclusion of the meeting, the Aura Special Committee instructed Aura’s management to pursue a merger transaction with Rio Novo within certain parameters, which included a mandate that allowed management to negotiate an exchange ratio with Rio Novo that would result in pro forma basic ownership for Rio Novo Shareholders of greater than 21.0% of the combined company.

Between December 13 and 16, 2017, the teams of each of Aura and Rio Novo continued to negotiate the terms of the Merger Agreement, including consideration involving a conversion ratio of 0.053 of an Aura Share per Rio Novo Share. On December 16, 2017, Aura’s management and Rio Novo’s management agreed in principle to the terms of the Merger Agreement, subject to the consideration and approval by the Aura Special Committee and Aura Board, and the Rio Novo Board.

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On December 17, 2017, the Aura Special Committee met to consider the Merger on the terms and conditions provided in the Merger Agreement. In its deliberations the Aura Special Committee considered legal and financial advice, including the oral opinion of the Aura Financial Advisor that the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Aura Shareholders other than Northwestern, and the Aura Independent Valuation prepared by the Valuator. Based on this advice and its own deliberations, the Aura Special Committee unanimously determined that the Merger was in the best interests of Aura and recommended to the Aura Board that it approve the Merger Agreement and the transactions contemplated thereby. The Special Committee noted that it had been provided with the technical review of the Almas Gold Project by Aura’s management team and was given sufficient time to properly review all the applicable documents. It further noted that the Aura Special Committee was provided with a number of opportunities to ask questions of Aura management, and specifically the technical lead on the due diligence review, with all questions raised being answered to their satisfaction.

At the conclusion of the Aura Special Committee meeting, the Aura Board, other than the Aura Interested Director, convened to consider the Merger and received the unanimous recommendation of the Aura Special Committee. At the meeting, following a further overview by the Aura Financial Advisor, the Aura Financial Advisor provided the Aura Board with its oral opinion that the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Aura Shareholders other than Northwestern. The Aura Board, other than the Aura Interested Director, based on the unanimous recommendation of the Aura Special Committee, the Aura Fairness Opinion and the Aura Independent Valuation, and after consultation with its financial and legal advisors and its own deliberations, unanimously (i) determined that the Merger and the entry into the Merger Agreement are in the best interests of Aura, (ii) approved and authorized the entering into of the Merger Agreement, (iii) determined that based upon, among other factors, the Aura Fairness Opinion, the Merger is fair to Aura Shareholders, other than Northwestern, and (iv) determined to recommend that Aura Shareholders vote in favour of the Aura Resolutions.

As part of the consideration and discussion with respect to the Merger, the Aura Board considered that the Merger represented Aura with a new growth asset that has compelling economics and is located in a well-established, familiar mining jurisdiction. In addition, (i) the acquisition of Rio Novo presents a low-cost opportunity that has the potential to extend Aura’s gold production and cash flow profile; (ii) the Almas Gold Project is a largely de-risked, open-pit gold project with compelling economics; (iii) the addition of Almas to Aura’s asset portfolio provides the Company with increased critical mass, an improved capital markets profile and opportunity to garner greater institutional interest; (iv) Aura already has experience and country specific knowledge of operation open-pit gold mines Brazil; and (v) the exploration pipeline of Rio Novo is attractive from a long-term growth perspective.

On December 17 and 18, 2017, the Rio Novo Board met to consider the Merger on the terms and conditions provided in the Merger Agreement. At the meetings, the Rio Novo Board discussed valuations, exchange ratios, the merits of the proposed Merger and the terms of the Merger Agreement with the Rio Novo Financial Advisor and McCarthy Tétrault LLP. The Rio Novo Board also considered the Rio Novo Fairness Opinion. The Rio Novo Board, based on the Rio Novo Fairness Opinion, and after consultation with its financial and legal advisors and its own deliberations, unanimously (i) determined that the Merger and the entry into the Merger Agreement are in the best interests of Rio Novo, (ii) approved and authorized the entering into of the Merger Agreement, (iii) determined that based upon, among other factors, the Rio Novo Fairness Opinion, the Merger is fair to Rio Novo Shareholders other than Northwestern, and (iv) determined to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions.

On December 18, 2017, Aura and Rio Novo signed the Merger Agreement and issued a joint press release announcing the Merger.

On January 22, 2018, the Aura Special Committee received the written Aura Independent Valuation from the Valuator and the Aura Fairness Opinion from the Aura Financial Advisor. On January 22, 2018, the Aura Special Committee unanimously resolved to recommend that the Aura Board approve the contents of this Circular and the delivery of it to the Aura Shareholders. On the same day, the Aura Board received the recommendation of the Aura Special Committee and the Aura Board approved the contents and delivery of this Circular.

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On January 22, 2018, the Rio Novo Board received the written Rio Novo Independent Valuation and the Rio Novo Fairness Opinion from the Valuator. On January 22, 2018, the Rio Novo Board unanimously approved the contents and delivery of this Circular and the delivery of it to the Rio Novo Shareholders.

Reasons for the Merger – Aura

Following receipt of the advice and assistance of the Aura Financial Advisor, MNP and legal counsel, including the Aura Fairness Opinion and a written presentation from the Valuator summarizing the analysis and the conclusions to be reflected in the Aura Independent Valuation, the Aura Special Committee and the Aura Board carefully evaluated the terms of the proposed Merger at meetings of the Aura Special Committee and the Aura Board held on December 17, 2017 and, on the recommendation of the Aura Special Committee, the Aura Board (excluding the Interested Director) unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Aura, (ii) based upon, among other factors, the Aura Fairness Opinion delivered by Aura’s Financial Advisor and the Aura Independent Valuation, that the Merger is fair to Aura Shareholders other than Northwestern, and (iii) to recommend that Aura Shareholders vote in favour of the Aura Resolutions. In reaching these determinations and making these recommendations, the Aura Board considered, among other things, the following factors:

•	Complementary portfolios. Rio Novo’s asset portfolio (and in particular the Almas Gold Project) is complementary to Aura’s existing portfolio. The Almas Gold Project is an open-pit gold mine located in Brazil, where Aura has significant operating history.

•	The rejuvenation of Aura’s asset portfolio. The addition of the Almas Gold Project is expected to provide Aura with increased critical mass, an improved capital markets profile and the opportunity to garner greater interest from institutional investors and research analysts seeking a fresh value creation growth gold story. Upon completion of the Merger, it is anticipated that the combined entity will more than double Aura’s current LOM production profile.

•	The Almas Gold Project is a low-cost development opportunity with potential to extend Aura’s gold production and cash flow profile. The Merger presents Aura with a unique opportunity to acquire a greenfield project with limited cash needed. The Almas Gold Project is a low-cost development opportunity that has the potential to extend Aura’s gold production and cash flow profile.

•	The Almas Gold Project is a largely de-risked, open-pit gold project with compelling economics. The Almas Gold Project is an open-pit gold project with compelling economics and a low-risk operational profile. The technology and expertise used to operate Aura’s existing producing mines is expected to be transferrable to the Almas Gold Project.

•	Aura’s management and skilled personnel have relevant experience and country-specific knowledge and are well-suited to fast-track the development of the Almas Gold Project. With their experience and country-specific knowledge of operating gold mines in Brazil, particularly the EPP mine and the São Francisco gold mine, which is also located within Mato Grosso State, Aura’s management and skilled personnel are well-suited to not only fast-track the Almas Gold Project through development, but also to assume responsibility for its operation.

•	Potential for synergies. The combined entity is expected to be able to achieve synergies by combining certain operational and administrative functions of Aura and Rio Novo, including accounting, legal, operational, and information technology personnel.

•	A more liquid market for Aura Shares as a combined entity and greater market presence on the TSX. The combined entity’s increased scale is expected to improve access to global capital markets to assist future growth efforts.

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•	Aura Fairness Opinion. The Aura Board considered the Aura Fairness Opinion delivered orally to the Aura Board on December 17, 2017, and subsequently confirmed in writing as of such date, as to the fairness to Aura Shareholders other than Northwestern, from a financial point of view, of the Share Consideration. A copy of the written Aura Fairness Opinion is attached as Appendix E to this Circular. Aura Shareholders should read the Aura Fairness Opinion in its entirety.

•	Aura Independent Valuation. The Aura Board considered a written presentation from the Valuator summarizing the analysis and the conclusions to be reflected in the Aura Independent Valuation. A copy of the Aura Independent Valuation is attached as Appendix F to this Circular. Aura Shareholders should read the Aura Independent Valuation in its entirety.

•	Aura Support Agreements. Northwestern and each of the directors and officers of Aura, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 52.4% of the outstanding Aura Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Aura Shares in favour of the Aura Resolutions. Northwestern and each of the directors and officers of Rio Novo, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 66.3% of the outstanding Rio Novo Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Rio Novo Shares in favour of the Rio Novo Resolutions.

•	Required shareholder approval. The Aura Board considered that the Aura Resolutions must be approved at the Aura Meeting by: (a) at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting; and (b) in particular, a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting, other than by those Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “related party transaction” for Aura for the purposes of MI 61-101.

•	Reasonable terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including Aura’s and Rio Novo’s representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of Aura, reasonable.

•	Likelihood of completion. It is likely that the conditions to complete the Merger will be satisfied, including taking into account the nature of the approvals required by both Aura and Rio Novo to be obtained as a condition to completing the Merger.

The information and factors described above and considered by the Aura Board in reaching its determinations and making its recommendations are not intended to be exhaustive but include material factors considered by the Aura Board. In view of a wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Aura Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Aura Board may have given different weight to different factors.

Aura Fairness Opinion

Aura initially contacted the Aura Financial Advisor regarding a potential advisory assignment in March 2017, and the Aura Financial Advisor was formally engaged by the Aura Special Committee through a letter agreement between Aura and the Aura Financial Advisor dated April 7, 2017, as executed by Aura on April 10, 2017. Pursuant to this agreement, the Aura Financial Advisor agreed to act as the exclusive financial advisor to Aura, the Aura Board and the Aura Special Committee in connection with the Merger, including the provision of an opinion as to the fairness, from a financial point of view, of the Share Consideration to Aura Shareholders other than Northwestern.

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Neither the Aura Financial Advisor nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Aura or Rio Novo or any of their respective associates or affiliates. Neither the Aura Financial Advisor nor any of its affiliates or associates is acting as an advisor to Aura or Rio Novo in connection with any matter, other than acting as a financial advisor to Aura in respect of the Merger.

In consideration for its services, Aura agreed to pay fees to the Aura Financial Advisor, including fees upon delivery of the Aura Fairness Opinion and fees that are contingent upon the completion of the Merger or certain other events. In addition, Aura is to reimburse the Aura Financial Advisor for its reasonable out-of-pocket expenses and to indemnify the Aura Financial Advisor in certain circumstances.

The Aura Financial Advisor has provided the Aura Board with the Aura Fairness Opinion that, as of December 17, 2017, the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Aura Shareholders other than Northwestern. The Aura Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix E to this Circular.

The Aura Board concurs with the views of the Aura Financial Advisor and such views were an important consideration in the Aura Board’s decision to proceed with the Merger.

Aura Independent Valuation

Engagement of the Valuator, Independence and Credentials

See “Procedure for the Merger to Become Effective – MI 61-101 Matters – Independent Valuations” for information relating the engagement of the Valuator, the independence of the Valuator and its credentials.

Assumptions, Limitations and Qualifications

The full text of the Aura Independent Valuation is attached as Appendix F to this Circular and sets out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Aura Independent Valuation. The Aura Independent Valuation should be read carefully and in its entirety.

Formal Valuation Scope of Review

Before reaching its conclusions contained in the Aura Independent Valuation, the Valuator relied primarily on the information set out in Appendix B – “Scope of Review” to the Aura Independent Valuation, which is attached as Appendix F to this Circular.

Definition of Fair Market Value

The Valuator used to following definition of “fair market value” for purposes of the Aura Independent Valuation: “The highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.”

Valuation Methodologies

In preparing the Aura Independent Valuation, the Valuator considered a number of different approaches and concluded that an asset based approach was appropriate. The Valuator did not make any adjustment to reflect any discount with respect to the value of the Aura Shares, including in respect of the liquidity of the Aura Shares or the effect of the Merger on the Aura Shares.

The Valuator applied a discount cash flow (“DCF”) approach to value Aura’s San Andres, Aranzazu and Ernesto Pau-a-pique projects and applied a market approach (utilizing a publicly traded comparable transaction multiples approach) to calculate the fair value of the resources associated with the Ernesto Pau-a-pique project. The DCF approach was selected for these properties based on, among other considerations, such projects having current or recent histories of production, the availability of life of mine models and the expectation that such projects will operate for the foreseeable future. The Valuator determined that the fair market value of the Sao Francisco project is nil, based on the fact that Sao Francisco has reached the end of its mine life and ceased operations in October 2016 (currently on care-and-maintenance). The Valuator applied US$40 million as the fair market value for Serrote based on that being the consideration payable pursuant to the terms of the announced sale.

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The DCF method is generally used in situations where the future cash flows of the business entity can be reasonably forecast and are expected to differ from historical results as a result of various changes. Under the DCF method, fair market value is calculated as the net present value of expected future free cash flows. Future free cash flows (i.e. after reflecting items such as income taxes, sustaining capital expenditures, and changes in working capital) are projected over a discrete projection period and discounted by a suitable rate of return (the discount rate), which considers a number of risk factors – company specific, industry specific, forecast risk as well as the time value of money. Where applicable, the “residual” or “terminal” value of the business or asset at the end of the projection period is included in the calculation. The terminal value calculation assumes that cash flows from operations will continue to be realized at an assumed growth rate, or the business will be disposed of or exited and converted to cash. This approach considers the amount, timing and relative certainty of projected cash flows expected to be generated by the net operating assets. Assumptions must be made regarding several items, including timing and amount of future cash flows, discount rates and terminal values. The risk that some of the assumptions will prove to be inaccurate (i.e. forecast risk) is one of the risk factors evaluated in the determination of the discount rate to be used in establishing a range of values.

The publicly traded comparable transaction multiples approach is a market-based approach that requires the development of valuation multiples utilizing publicly available information on public transactions such as public filings. In the context of the Aura Independent Valuation, the Valuator considered the valuation multiple enterprise value to in-situ resource for a calculation of the fair market value of the properties to be appropriate. In doing so, it screened for comparable companies utilizing the following criteria:

Company type:	Public company, listed in Canada;
Transaction type:	Merger / acquisition, closed
Industry:	Gold
Revenue:	Non revenue generating; and,
Enterprise value:	Less than C$100.0 million.

Based on the information and documents reviewed, and subject to the assumptions, limitations and qualifications noted in the Aura Independent Valuation, the Valuator concluded that the fair market value of Aura was in the range of US$184,910,000 to US$198,274,000. The Aura Independent Valuation is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix F to this Circular.

Recommendation of the Aura Board

At a meeting of the Aura Board held on December 17, 2017, the Aura Board considered the Merger with Rio Novo on the terms and conditions provided in the Merger Agreement. At the meeting, the Aura Board received the unanimous recommendation of the Aura Special Committee, a written presentation from the Valuator summarizing the analysis and conclusions to be reflected in the Aura Independent Valuation and the oral opinion from the Aura Financial Advisor stating that the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Aura Shareholders other than Northwestern. The Aura Board (excluding the Aura Interested Director) has unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Aura, (ii) based upon, among other factors, the Aura Fairness Opinion, that the Merger is fair to Aura Shareholders other than Northwestern, and (iii) to recommend that Aura Shareholders vote in favour of the Aura Resolutions. In coming to its conclusion and recommendations the Aura Board considered, among others, the following factors:

•	the unanimous recommendation of the Aura Special Committee;

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•	the purpose and benefits of the Merger as outlined elsewhere in this Circular including under “Reasons for the Merger – Aura” above;

•	information concerning the financial condition, results of operations, business plans and prospects of Aura, and the resulting potential for the enhancement of the management effectiveness and financial results of the combined entity;

•	the alternatives available to Aura;

•	a written presentation from the Valuator summarizing the analysis and conclusions to be reflected in the Aura Independent Valuation; and

•	the advice and assistance of the Aura Financial Advisor in evaluating the Merger. See Appendix E to this Circular.

The Aura Board realizes that there are risks associated with the Merger, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Aura Board believes that the factors in favour of the Merger outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Business of Aura After Giving Effect to the Merger” and “Risk Factors”.

Reasons for the Merger – Rio Novo

Following receipt of the advice and assistance of the Rio Novo Financial Advisor, MNP and legal counsel, including (among other information and opinions) summaries of the conclusions to be reflected in the Rio Novo Independent Valuation, the Aura Independent Valuation and the Rio Novo Fairness Opinion, the Rio Novo Board carefully evaluated the terms of the proposed Merger at meetings of the Rio Novo Board held on December 17 and 18, 2017 and (a) unanimously determined that (i) based upon, among other factors, the Rio Novo Fairness Opinion, the Merger is fair to Rio Novo Shareholders other than Northwestern; and (ii) the Merger and the entering into of the Merger Agreement are in the best interests of Rio Novo; (b) approved the entering into of the Merger Agreement and the other definitive agreements in connection with the transactions related to the Merger; and (c) resolved to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions. In reaching these determinations and granting these approvals, the Rio Novo Board considered, among other things, the following factors:

•	Complementary portfolios. Aura’s portfolio of operating assets is highly complementary to Rio Novo’s existing project portfolio. Aura already operates the São Francisco gold mine and the EPP mine in Brazil where Rio Novo’s Almas Gold Project is located. Aura’s other operating asset and Rio Novo’s other development assets form a strong base in Latin America. The enhanced combination of producing assets and a robust development pipeline which would result from the Merger better position Aura as a growing mid-tier gold producer.

•	Access to existing cash flow of Aura. Rio Novo’s assets have largely comprised a care-and-maintenance portfolio since December 2012. The combination with Aura’s producing, cash flow generating properties will enable, at the appropriate times, the Rio Novo assets to be brought out of care and maintenance and facilitate the funding of the Almas Gold Project.

•	Aura’s management and skilled personnel have relevant experience and country-specific knowledge and are well-suited to fast-track the development of the Almas Gold Project. With their experience and country-specific knowledge of operating gold mines in Brazil, particularly the EPP mine and the São Francisco gold mine, which is also located within Mato Grosso State, Aura’s management and skilled personnel are well-suited to not only fast-track the Almas Gold Project through development, but also to assume responsibility for its operation.

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•	Aura’s asset portfolio. Aura's assets include two producing mines: the San Andres gold mine in Honduras and the EPP gold mine in Brazil. Additionally, operations at the copper-gold-silver Aranzazu mine in Mexico, currently in care-and-maintenance, present an opportunity to provide additional medium term growth with a low initial investment. Aura management is evaluating options to re-start its operations. Furthermore, on December 1, 2017, Aura announced that it has agreed to sell its copper-gold-iron Serrote da Laje project in Brazil for US$40 million, with the proceeds expected to further position its balance sheet for future growth.

•	Potential for synergies. It is expected that Aura will be able to achieve synergies by combining certain operational and administrative functions of Aura and Rio Novo, including accounting, legal, operational, and information technology personnel.

•	A more liquid market as a combined entity and greater market presence on the TSX. Aura’s increased scale following the Merger is expected to improve access to global capital markets to assist future growth efforts. In particular, Rio Novo Shareholders will benefit from a more liquid stock, as the Aura Shares traded, on average, 71 times as much value on a daily basis as the Rio Novo Shares over the six months prior to the announcement of the proposed Merger.

•	Rio Novo Fairness Opinion. The Rio Novo Board considered the Rio Novo Fairness Opinion delivered orally to the Rio Novo Board on December 17, 2017, and subsequently confirmed in writing as of such date, as to the fairness, from a financial point of view, of the Merger to Rio Novo Shareholders other than Northwestern. A copy of the written Rio Novo Fairness Opinion is attached as Appendix G to this Circular. Rio Novo Shareholders should read the Rio Novo Fairness Opinion in its entirety.

•	Independent Valuations. The Rio Novo Board considered summaries of the conclusions to be reflected in both the Rio Novo Independent Valuation and the Aura Independent Valuation (the latter of which was provided to it by Aura). A copy of the Rio Novo Independent Valuation is attached as Appendix H to this Circular. A copy of the Aura Independent Valuation is attached as Appendix F to this Circular. Rio Novo Shareholders should read both the Rio Novo Independent Valuation and the Aura Independent Valuation in their entirety.

•	Rio Novo Support Agreements. Northwestern and each of the directors and officers of Rio Novo, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 66.3% of the outstanding Rio Novo Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Rio Novo Shares in favour of the Rio Novo Resolutions. Northwestern and each of the directors and officers of Aura, who at the time of the signing of the Merger Agreement on December 18, 2017 collectively held an aggregate of approximately 52.4% of the outstanding Aura Shares, entered into voting support agreements with Aura pursuant to which they agreed, among other things, to vote their Aura Shares in favour of the Aura Resolutions.

•	Required shareholder approval. The Rio Novo Board considered that the Rio Novo Resolutions must be approved at the Rio Novo Meeting by: (a) at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting; and (b) in particular, a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting other than by those Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “business combination” (and also a “related party transaction”) for Rio Novo for the purposes of MI 61-101.

•	Reasonable terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including Rio Novo’s and Aura’s representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of Rio Novo, reasonable.

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•	Likelihood of completion. It is likely that the conditions to complete the Merger will be satisfied, including taking into account the nature of the approvals required by both Rio Nov and Aura to be obtained as a condition to completing the Merger.

The information and factors described above and considered by the Rio Novo Board in reaching its determinations and making its recommendations are not intended to be exhaustive but include material factors considered by the Rio Novo Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Rio Novo Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Rio Novo Board may have given different weight to different factors.

Rio Novo Fairness Opinion

Rio Novo initially contacted MNP regarding the potential valuation and fairness opinion assignments in March 2017, and MNP was formally engaged by the Rio Novo Board through a letter agreement between Rio Novo and MNP dated May 23, 2017. Pursuant to this agreement, MNP agreed to (in addition to providing the Rio Novo Independent Valuation) the provision of an opinion as the fairness to Rio Novo Shareholders other than Northwestern, from a financial point of view, of the consideration to be provided by Aura under the Merger.

Neither MNP nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Aura or Rio Novo or any of their respective associates or affiliates. Neither MNP nor any of its affiliates or associates is acting as an advisor to Aura or Rio Novo in connection with any matter.

In consideration for its services, Rio Novo agreed to pay fees to MNP (none of which are contingent upon the completion of the Merger), including fees upon delivery of the Rio Novo Fairness Opinion. In addition, Rio Novo is to reimburse MNP for its reasonable out-of-pocket expenses and to indemnify MNP in certain circumstances.

MNP has provided the Rio Novo Board with the Rio Novo Fairness Opinion that, as of December 17, 2017, the Share Consideration to be issued by Aura pursuant to the Merger is fair, from a financial point of view, to Rio Novo Shareholders other than Northwestern. The Rio Novo Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix G to this Circular.

The Rio Novo Board concurs with the views of MNP and such views were an important consideration in the Rio Novo Board’s decision to proceed with the Merger.

Rio Novo Independent Valuation

Engagement of the Valuator, Independence and Credentials

See “Procedure for the Merger to Become Effective – MI 61-101 Matters – Independent Valuations” for information relating the engagement of the Valuator, the independence of the Valuator and its credentials.

Assumptions, Limitations and Qualifications

The full text of the Rio Novo Independent Valuation is attached as Appendix H to this Circular and sets out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Rio Novo Independent Valuation. The Rio Novo Independent Valuation should be read carefully and in its entirety.

Formal Valuation Scope of Review

Before reaching its conclusions contained in the Rio Novo Independent Valuation, the Valuator relied primarily on the information set out in Appendix B – “Scope of Review” to the Rio Novo Independent Valuation, which is attached as Appendix H to this Circular.

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Definition of Fair Market Value

The Valuator used the following definition of “fair market value” for purposes of the Rio Novo Independent Valuation: “The highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.”

Valuation Methodologies

In preparing the Rio Novo Independent Valuation, the Valuator considered a number of different approaches and concluded that an asset-based approach was appropriate. The Valuator did not make any adjustment to reflect any discount with respect to the value of the Rio Novo Shares, including in respect of the liquidity of the Rio Novo Shares or the effect of the Merger on the Rio Novo Shares.

The Valuator applied a discount cash flow (“DCF”) approach to value the Almas Gold Project and applied a market approach (utilizing a publicly traded comparable transaction multiples approach) to value the Matupa and Tolda Fria Projects. The DCF approach was selected for the Almas Gold Project based on, among other considerations, the availability of a detailed life-of-mine model and all required permitting and licenses having been obtained for the property. The publicly traded comparable transaction multiples approach was utilized for the Matupa and Tolda Fria Projects because they are exploration properties with no expectation of development in the near future.

The DCF method is generally used in situations where the future cash flows of the business entity can be reasonably forecast and are expected to differ from historical results as a result of various changes. Under the DCF method, fair market value is calculated as the net present value of expected future free cash flows. Future free cash flows (i.e. after reflecting items such as income taxes, sustaining capital expenditures, and changes in working capital) are projected over a discrete projection period and discounted by a suitable rate of return (the discount rate), which considers a number of risk factors – company specific, industry specific, forecast risk as well as the time value of money. Where applicable, the “residual” or “terminal” value of the business or asset at the end of the projection period is included in the calculation. The terminal value calculation assumes that cash flows from operations will continue to be realized at an assumed growth rate, or the business will be disposed of or exited and converted to cash. This approach considers the amount, timing and relative certainty of projected cash flows expected to be generated by the net operating assets. Assumptions must be made regarding several items, including timing and amount of future cash flows, discount rates and terminal values. The risk that some of the assumptions will prove to be inaccurate (i.e. forecast risk) is one of the risk factors evaluated in the determination of the discount rate to be used in establishing a range of values.

The publicly traded comparable transaction multiples approach is a market based approach that requires the development of valuation multiples utilizing publicly available information on public transactions such as public filings. In the context of the Rio Novo Independent Valuation, the Valuator considered the valuation multiple enterprise value to in-situ resource for a calculation of the fair market value of the properties to be appropriate. In doing so, it screened for comparable companies utilizing the following criteria:

Company type:	Public company, listed in Canada;
Transaction type:	Merger / acquisition, closed
Industry:	Gold
Revenue:	Non revenue generating; and,
Enterprise value:	Less than C$100.0 million.

Based on the information and documents reviewed, and subject to the assumptions, limitations and qualifications noted in the Rio Novo Independent Valuation, the Valuator concluded that the fair market value of Rio Novo was in the range of US$49,144,000 to US$65,040,000. The Rio Novo Independent Valuation is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix H to this Circular.

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Recommendation of the Rio Novo Board

At meetings of the Rio Novo Board held on December 17 and 18, 2017, the Rio Novo Board considered (i) the Merger with Aura on the terms and conditions provided in the Merger Agreement, (ii) an oral summary by the Valuator of the conclusions to be reflected in the Rio Novo Independent Valuation, the Aura Independent Valuation and the Rio Novo Fairness Opinion (including the oral opinion from the Valuator stating that the Merger is fair, from a financial point of view, to Rio Novo Shareholders other than Northwestern), and (iii) the advice provided by the Rio Novo Financial Advisor prior to, and at, such meetings. The Rio Novo Board has unanimously determined (i) that the Merger and the entry into the Merger Agreement are in the best interests of Rio Novo, (ii) based upon, among other factors, the Rio Novo Fairness Opinion, that the Merger is fair, from a financial point of view, to Rio Novo Shareholders other than Northwestern, and (iii) to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions. In coming to its conclusion and recommendations the Rio Novo Board considered, among others, the following factors:

•	the purpose and benefits of the Merger as outlined elsewhere in this Circular including under “Reasons for the Merger – Rio Novo” above;

•	information concerning the financial condition, results of operations, business plans and prospects of Rio Novo and Aura, and the resulting potential for the enhancement of the management effectiveness and financial results of the combined entity;

•	the alternatives available to Rio Novo;

•	the oral summaries by the Valuator of the conclusions to be reflected in the Rio Novo Independent Valuation and the Aura Independent Valuation; and

•	the advice and assistance of the Rio Novo Financial Advisor in evaluating the Merger.

The Rio Novo Board realizes that there are risks associated with the Merger, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Rio Novo Board believes that the factors in favour of the Merger outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Business of Aura After Giving Effect to the Merger” and “Risk Factors”.

EFFECT OF THE MERGER

General

Pursuant to the Merger, Rio Novo Shareholders (excluding Rio Novo Dissenting Shareholders and Ineligible Shareholders) will receive 0.053 of an Aura Share for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share), Rio Novo Optionholders will receive 0.053 of an Aura Option for each Rio Novo Option held (with all Rio Novo Options being cancelled), holders of Rio Novo DSUs will receive an aggregate of 314,186 Aura Shares in exchange for all Rio Novo DSUs and Aura will further pay an aggregate of $60,213 in lieu of the additional Rio Novo DSUs that would have been issued but for black-out restrictions. Ineligible Shareholders, if any, will receive the Cash Consideration. Upon completion of the Merger, Aura will be merged with Rio Novo, the separate corporate existence of Rio Novo will cease and Aura will continue as the surviving company in the Merger.

Upon the consummation of the Merger, each Rio Novo Share issued and outstanding immediately prior to the effective time of the Merger (other than any Rio Novo Share(s) held by any Rio Novo Dissenting Shareholder(s) in respect of which Dissent Rights have been properly and validly exercised or held by Ineligible Shareholders (if any)) will be converted into 0.053 of an Aura Share (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share), to be issued by Aura as the surviving company in the Merger (and each Rio Novo Share so converted will automatically be cancelled and will cease to exist). Rio Novo Shares held by any Rio Novo Dissenting Shareholders in respect of which Dissent Rights have been properly and validly exercised will automatically be cancelled and will cease to exist and each Rio Novo Dissenting Shareholder will cease to have any of the rights of a member of Rio Novo other than the right to be paid the fair value of their Rio Novo Shares, and for the avoidance of doubt will not be entitled to receive any Aura Shares or any rights as a member of Aura (as the surviving company). Ineligible Shareholders, if any, will receive the Cash Consideration.

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As at December 18, 2017, there were 33,565,194 Aura Shares and 178,754,016 Rio Novo Shares outstanding (each on a non-diluted basis). Assuming that there are no Rio Novo Dissenting Shareholders or Ineligible Shareholders and assuming no Aura Shares are issued pursuant to Aura Options, there will be, immediately following the completion of the Merger, 43,039,156 Aura Shares issued and outstanding. Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares. The number of new Aura Shares to be issued to Rio Novo Shareholders in connection with the Merger is 9,473,962. The maximum number of Aura Shares to be issued upon the exercise of the new Aura Options to be issued in connection with the Merger is 154,230. The number of new Aura Shares to be issued to holders of Rio Novo DSUs is 314,186. The aggregate number of new Aura Shares to be issued in connection with the Merger, including upon the exercise of the new Aura Options, is 9,942,378, which represents 29.6% of the currently issued and outstanding Aura Shares. See “Business of Aura After Giving Effect to the Merger”.

Details of the Merger

The following is a summary only of the Plan of Merger and reference should be made to the full text of the Merger Agreement and the Plan of Merger. A copy of the Merger Agreement is available on the SEDAR website at www.sedar.com under Aura’s profile and under Rio Novo’s profile. A copy of the Plan of Merger is attached as Appendix C to this Circular.

The terms and conditions of the Merger will be as follows and as further set forth in the Merger Agreement and the Plan of Merger. At the Effective Time:

(a)	Aura will (i) issue the Share Consideration to Rio Novo Shareholders (other than any Rio Novo Dissenting Shareholders and Ineligible Shareholders, for the avoidance of doubt) pursuant to the Merger (provided that, in the case of any fractional entitlements, the number of Aura Shares to be issued to each relevant Rio Novo Shareholder pursuant to such conversion (in aggregate) will be rounded down to the nearest whole Aura Share), such Aura Shares to be “freely tradeable”, subject only to “control person” restrictions under Canadian Securities Laws; and (ii) pay the Cash Consideration to any Ineligible Shareholders;

(b)	in respect of Rio Novo Options that were outstanding as of the date of the Merger Agreement, Aura will issue Aura Options to the Rio Novo Optionholders in exchange for such Rio Novo Options, which will be cancelled, on the basis of 0.053 of an Aura Option for each Rio Novo Option. In each case, the exercise price of the Aura Options so issued will be the exercise price of the Rio Novo Option after dividing such exercise price by 0.053. Such Aura Options (whether or not issued under the Aura Option Plan) will expire on the expiry date set out in the corresponding Rio Novo Option and will not be subject to Section 2.5 of the Aura Option Plan or any analogous provision; and

(c)	Aura will issue an aggregate of 314,186 Aura Shares to the holders of the Rio Novo DSUs outstanding as of the date of the Merger Agreement in exchange for their Rio Novo DSUs, which will be cancelled, and will further pay an aggregate of $60,213 in lieu of the additional Rio Novo DSUs that would have been issued but for black-out restrictions.

The respective obligations of Aura and Rio Novo to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions which must be satisfied in order for the Merger to become effective. The Merger will be effective at the Effective Time.

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Upon the consummation of the Merger, the current MAA of Aura will continue to be the MAA of Aura (as the surviving company).

Aura and Rio Novo expect the Effective Date to occur on, or as soon as practicable after, March 16, 2018.

The Merger Agreement

General

The Merger will be effected pursuant to the Merger Agreement. The Merger Agreement contains, among other things, covenants, representations and warranties of and from each of Aura and Rio Novo and various conditions precedent, certain being mutual and others with respect only to Aura or Rio Novo. Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Merger will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Merger Agreement, which is qualified in its entirety by the full text of the Merger Agreement, available on the SEDAR website at www.sedar.com under Aura’s profile and under Rio Novo’s profile. The Aura Shareholders and the Rio Novo Shareholders are urged to read the Merger Agreement in its entirety.

Effective Date

If the Required Shareholder Approvals are obtained, every requirement of the BVIBCA relating to the Merger has been complied with and all other conditions precedent are satisfied or waived, the Merger will become effective on the Effective Date.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Aura to Rio Novo and customary representations and warranties made by Rio Novo to Aura. Those representations and warranties were made solely for purposes of the Merger Agreement, were made as of a specified date and may be subject to contractual standards of materiality different from what may be viewed as material to the Aura Shareholders and the Rio Novo Shareholders. For the foregoing reasons, the Aura Shareholders and the Rio Novo Shareholders should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Aura in favour of Rio Novo relate to: organization and qualification, subsidiaries, compliance with law and licenses, capitalization, corporate authority and enforceability, no conflicts, operational matters, material contracts, shareholder and similar agreements, filings, books and records, financial statements, undisclosed liabilities, interest in properties, absence of certain changes or events, no defaults, employment agreements, litigation, environmental matters, taxes, no insolvency, fairness and valuation opinions, intellectual property, insurance, guarantees, business, full disclosure, change of control, mineral resources and reserves, related party transactions, finder’s fees, antitrust approvals, the Corruption of Foreign Public Officials Act (Canada) and money laundering laws.

In addition to providing reciprocal representations and warranties to those provided by Aura in favour of Rio Novo, Rio Novo additionally provided representations and warranties in favour of Aura related to pension and employee benefits and United States securities matters.

Conditions Precedent to the Merger

In order for the Merger to become effective, certain conditions must have been satisfied, waived or released on or before the Effective Time, which conditions are summarized below.

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Mutual Conditions Precedent

The respective obligations of Aura and Rio Novo to complete the transactions contemplated by the Merger Agreement are subject to the fulfillment, at or before the Filing Date or such other time as is specified below, of the following conditions, each of which may only be waived, in whole or in part, with the mutual consent of Aura and Rio Novo in writing: (a) the Aura Resolutions shall have been approved by the affirmative vote of at least a majority of all votes cast at the Aura Meeting and a majority of the minority of the relevant Aura Shareholders as required by MI 61-101; (b) the Rio Novo Resolutions shall have been approved by the affirmative vote of at least a majority of all votes cast at the Rio Novo Meeting and a majority of the minority of the relevant Rio Novo Shareholders as required by MI 61-101; (c) the TSX shall have conditionally approved the listing on the TSX of the Aura Shares to be issued pursuant to the Merger, and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger, in each case on terms and conditions acceptable to each of the Parties, acting reasonably; (d) there shall not be in force any order or decree issued in accordance with Applicable Law restraining or enjoining the consummation of the transactions contemplated by the Merger Agreement and there shall be no proceeding under Applicable Law of a judicial or administrative nature or otherwise in progress or threatened that relates to or results from the transactions contemplated by the Merger Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by the Merger Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Regulatory Approvals that have been obtained; and (e) each of the Key Regulatory Approvals shall have been made, given or obtained on terms acceptable to Aura and Rio Novo, each acting reasonably (and taking into account the terms of Section 4.4 of the Merger Agreement), and each such Key Regulatory Approval shall be in force and shall not have been modified in a manner not acceptable to each of Aura and Rio Novo, each acting reasonably.

Additional Conditions Precedent to the Obligations of Rio Novo

The obligation of Rio Novo to complete the transactions contemplated by the Merger Agreement will also be subject to the fulfillment of each of the following additional conditions at or before the Filing Date or such other time as is specified below, each of which is for the exclusive benefit of Rio Novo and may be waived, in whole or part, by Rio Novo in writing at any time: (a) the representations and warranties of Aura in the Merger Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Filing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Aura in the Merger Agreement shall be true and correct in all material respects as of the Filing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case except where any failures or breaches of representations and warranties would not either individually or in the aggregate have a Material Adverse Effect on Aura; (b) Aura shall have complied in all material respects with its covenants in the Merger Agreement, (c) Aura shall have provided to Rio Novo a certificate of two senior officers certifying the matters set out in (a) and (b) as of the Filing Date; (d) there shall not have been or occurred a Material Adverse Effect in respect of Aura (i) prior to the date of the Merger Agreement that has not been publicly disclosed by Aura on SEDAR or (ii) since the date of the Merger Agreement; and (e) the Aura Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Aura to permit the consummation of the Merger and the transactions to be completed by Aura pursuant to the terms of the Merger Agreement and the Merger Documents.

Additional Conditions Precedent to the Obligations of Aura

The obligation of Aura to complete the transactions contemplated by the Merger Agreement will also be subject to the fulfillment of each of the following additional conditions at or before the Filing Date or such other time as is specified below, each of which is for the exclusive benefit of Aura and may only be waived, in whole or in part, by Aura in writing at any time: (a) (i) certain fundamental representations of Rio Novo shall be true and correct as of the date of the Merger Agreement and as of the Filing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), (ii) certain other fundamental representations and warranties of Rio Novo shall be true and correct other than de minimis inaccuracies as of the date of the Merger Agreement and as of the Filing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), and (iii) all other representations and warranties made by Rio Novo in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Filing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except, in the case of (iii), to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect”, or other concepts of materiality in such representations and warranties shall be ignored); (b) Rio Novo shall have complied in all material respects with its covenants in the Merger Agreement; (c) Rio Novo shall have provided to Aura a certificate of two officers certifying the matters set out in (a) and (b) above as of the Filing Date; (d) all Regulatory Approvals (other than the Key Regulatory Approvals) and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect shall have been obtained or received on terms acceptable to Aura, acting reasonably; (e) Aura shall be satisfied that the issuance of Aura securities in connection with the Merger is exempt from the registration requirements of the 1933 Act; (f) Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Rio Novo Shares (and, where written objection has been received from a Rio Novo Shareholder pursuant to section 179(2) of the BVIBCA, such objection shall for the purposes of this condition be treated as the exercise of such Rio Novo Shareholder’s Dissent Rights unless and until such time as Rio Novo has received confirmation in a form satisfactory to Aura that such objection has been irrevocably withdrawn and such Rio Novo Shareholder is not exercising any Dissent Rights); (g) there shall not have been or occurred a Material Adverse Effect in respect of Rio Novo (i) prior to the date of the Merger Agreement that has not been publicly disclosed by Rio Novo on SEDAR or (ii) since the date of the Merger Agreement; (h) receipt by Aura of any requested legal opinions respecting the business or assets of Rio Novo, in form and substance satisfactory to Aura and its outside legal counsel, acting reasonably; (i) no officer, director or other “insider” (within the meaning of Canadian Securities Laws) of Rio Novo will have been in breach of his, her or its Rio Novo Support Agreement; and (j) the Rio Novo Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Rio Novo to permit the consummation of the Merger and the transactions to be completed by Rio Novo pursuant to the terms of the Merger Agreement and the Merger Documents.

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Covenants of Aura and Rio Novo

Covenants Relating to the Conduct of Business

In the Merger Agreement, Aura and Rio Novo agreed to certain customary negative and affirmative covenants, modified as necessary, relating to the operation of their businesses between the date of the Merger Agreement and until the earlier of the Effective Time and the time that the Merger Agreement is terminated in accordance with its terms. These include: (a) covenants that Rio Novo and each of the Rio Novo Subsidiaries will conduct its business in the Ordinary Course and in accordance with Applicable Law, and each of Aura and Rio Novo, as applicable, will, and will cause the Aura Subsidiaries or the Rio Novo Subsidiaries, as applicable, to, use commercially reasonable efforts to maintain and preserve its and the Aura Subsidiaries’ or the Rio Novo Subsidiaries’, as applicable, business organization, assets, properties (including, for greater certainty, the properties of Aura, Rio Novo and their respective Subsidiaries described in Schedule E to the Merger Agreement, as applicable), employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which such Party (or the Aura Subsidiaries or the Rio Novo Subsidiaries, as applicable) has business relations and to perform and comply with all of its obligations under Material Contracts; and (b) covenants relating to, among other things, (i) amendments to constating documents, (ii) capital structure, (iii) acquisitions and dispositions, (iv) accounting, tax and employment matters, (v) discharging and satisfying obligations, (vi) litigation, (vii) material contracts and other contracts, (viii) insurance, and (viii) dividends.

Covenants Relating to the Merger

Pursuant to the Merger Agreement, each of Aura and Rio Novo agreed, as applicable, to perform and cause the Aura Subsidiaries or the Rio Novo Subsidiaries, as applicable, to perform, all obligations required or desirable to be performed by the Party or any of its Subsidiaries under the Merger Agreement, cooperate with the other Party in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Merger, including: (a) furnishing to the other Party a copy of any filing under any Applicable Laws and any dealings or communications with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated by the Merger Agreement; (b) using all commercially reasonable efforts to, (i) satisfy, or cause to be satisfied, all conditions precedent in the Merger Agreement, (ii) take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated by the Merger Agreement, (iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Merger Agreement, the transactions contemplated thereby or seeking to enjoin or delay, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated thereby, (iv) cooperate with the other Party in connection with the performance by such Party of its obligations under the Merger Agreement, (v) obtain and maintain the Regulatory Approvals, and (vi) at the time of closing of the transactions contemplated by the Merger Agreement, execute and deliver, or cause to be executed and delivered, such customary agreements, certificates, opinions, resolutions and other closing documents as may be reasonably requested by the other Party, all in form satisfactory to such Party, acting reasonably; (c) for Aura, (i) issuing the Share Consideration to Rio Novo Shareholders pursuant to the Merger, such Aura Shares to be “freely tradeable”, subject only to “control person” restrictions under applicable Canadian Securities Laws, (ii) issuing, at the Effective Time, Aura Options to Rio Novo Optionholders in exchange for such Rio Novo Options, which will be cancelled, on the basis of 0.053 of an Aura Option for each Rio Novo Option, (iii) issuing, at the Effective Time, an aggregate of 314,186 Aura Shares to the holders of Rio Novo DSUs in exchange for their Rio Novo DSUs, which will be cancelled, and further paying an aggregate of $60,213 in lieu of the additional Rio Novo DSUs that would have been issued but for black-out restrictions, and (iv) using its commercially reasonable efforts to ensure that the Aura Shares are continuously listed and posted for trading on the TSX; (d) not taking any action, or refraining from taking any action, or permitting any action to be taken or not taken (subject to a commercially reasonable efforts qualification), inconsistent with the provisions of the Merger Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated by the Merger Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by such Party in the Merger Agreement untrue or inaccurate in any material respect or that would have a Material Adverse Effect on such Party; and (e) promptly notifying the other Party of, (i) any Material Adverse Change or Material Adverse Effect in respect of, or in the conduct of, its business, (ii) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated); (iii) any breach by it of any covenant or agreement contained in the Merger Agreement; and (iv) any event occurring subsequent to the date of the Merger Agreement that would render any representation or warranty of such Party, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

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Covenants Regarding Confidentiality

Pursuant to the Merger Agreement, each of the Parties agreed that any information as to the other Party’s financial condition, business, properties, title, assets and affairs (including any Material Contracts) received from the other Party as part of its due diligence investigations in connection with the transactions contemplated by the Merger Agreement, including information which, at the time of receipt had not become generally available to the public, was not available to a Party or its representatives on a non-confidential basis before February 15, 2017 or does not become available to a Party or its representatives on a non-confidential basis from a Person who is not, to the knowledge of the Party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the Party or its representatives (“confidential information”) will be kept confidential by such Party for a period of two (2) years. Prior to releasing any confidential information, Aura or Rio Novo, as applicable, may require the recipient of the confidential information to enter into a mutually acceptable confidentiality agreement. No confidential information may be released to third parties without the consent of the provider thereof, except that the Parties agree that they will not unreasonably withhold such consent to the extent that such confidential information is compelled to be released by legal process or must be released to regulatory bodies and/or included in public documents.

Covenants Regarding Public Communications

Each of the Parties will advise and consult with the other Party in advance of any public statement which it proposes to make in respect of the Merger, provided that no Party is prevented from making any disclosure or statement which is required to be made by it under Applicable Law (including, for greater certainty, any applicable rule of a stock exchange or similar organization).

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Covenants Regarding 1933 Act Registration Exemption

The Parties will take such actions as may be required to permit Aura to rely on Rule 802 under the 1933 Act for each issuance of Aura securities in connection with the Merger or, if mutually agreed in writing, another exemption from the 1933 Act registration requirements.

Covenants Regarding Insurance and Indemnification

Pursuant to the Merger Agreement, and prior to the Effective Date, Rio Novo is to purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Rio Novo which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, and Aura is to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Aura will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies does not exceed 200% of Rio Novo’s current annual aggregate premium for policies currently maintained by Rio Novo.

Furthermore, Aura agreed to honour all rights to indemnification or exculpation with respect to matters occurring prior to the Effective Date in favour of present and former employees, officers and directors of Rio Novo and the Rio Novo Subsidiaries, and acknowledges that such rights are to survive the completion of the Merger and continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date or the statutes of limitations applicable to such matters. The foregoing covenant does not, however, apply to require indemnification or exculpation in respect of material matters existing as of the date of the Merger Agreement and known to any Rio Novo directors or officers but not disclosed in the Rio Novo Public Documents or the Rio Novo Disclosure Letter.

To the extent that Rio Novo or the Rio Novo Subsidiaries have defenses to limit, restrict or preclude such indemnification obligations under applicable terms and conditions for relevant officers and directors of Rio Novo or the Rio Novo Subsidiaries, Aura is entitled to assert the same defenses to limit, restrict or preclude indemnification obligations in favour of relevant individuals seeking such indemnification.

If Rio Novo or any of the Rio Novo Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Aura is to ensure that any such successor or assign (including, as applicable, any successor or assign of substantially all of the properties and assets of Rio Novo or the Rio Novo Subsidiaries) assumes or agrees to comply with such obligations set out immediately above.

Covenants Regarding Non-Solicitation and Acquisition Proposals

The Merger Agreement provides that, subject to the exceptions below, Rio Novo cannot, directly or indirectly, through any of its Representatives, or otherwise, and cannot permit any such Person to

(a)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Rio Novo or any of the Rio Novo Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than Aura and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation;

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(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the announcement of such Acquisition Proposal will not be considered to be in violation of the Merger Agreement, provided the Rio Novo Board has rejected such Acquisition Proposal and affirmed the Recommendation before the end of such five (5) Business Day period; or

(e)	accept, approve, endorse, recommend or enter into or publicly propose to accept, approve, endorse, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the Merger Agreement).

Rio Novo agreed that it would, and would cause the Rio Novo Subsidiaries and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Merger Agreement with any Person (other than Aura) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination would:

(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Rio Novo or any of the Rio Novo Subsidiaries; and

(b)	promptly request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding Rio Novo or any of the Rio Novo Subsidiaries provided to any Person other than Aura since February 15, 2017, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Rio Novo or any of the Rio Novo Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with to the extent Rio Novo is entitled.

In addition, Rio Novo represented and warranted that neither Rio Novo nor any of the Rio Novo Subsidiaries has waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restrictions or covenant to which Rio Novo or any of the Rio Novo Subsidiaries is a party, and further covenanted and agreed that, except where so doing would be inconsistent with the Rio Novo Board’s fiduciary duties, (i) Rio Novo and each of the Rio Novo Subsidiaries will take all necessary action to enforce the provisions of any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which Rio Novo or any of its Subsidiaries is a party, and (ii) neither Rio Novo, nor any of the Rio Novo Subsidiaries or any of their respective Representatives have released or will, without the prior written consent of Aura (which may be withheld or delayed in Aura’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Rio Novo or any of the Rio Novo Subsidiaries, under any confidentiality, standstill non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which Rio Novo or any of the Rio Novo Subsidiaries is a party.

Covenant Regarding Notification of Acquisition Proposals

The Merger Agreement provides that if Rio Novo or any of the Rio Novo Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal, or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Rio Novo or any of the Rio Novo Subsidiaries, including information, access or disclosure relating to the properties, facilities, books or records of Rio Novo or any of the Rio Novo Subsidiaries, Rio Novo will promptly notify Aura, at first orally, and then promptly and in any event within 24 hours in writing, of: (i) such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material documents, correspondence or other materials received in respect of, from or on behalf of any such Person; and (ii) from time to time as reasonably required in the circumstances, to provide Aura with updates on the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments any such Acquisition Proposal, inquiry, proposal, offer or request and will provide to Aura copies of all material documents, correspondence or other materials received, and a description of the material terms of such correspondence sent or communicated to Rio Novo by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

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Covenants Regarding Responding to an Acquisition Proposal

The Merger Agreement provides that if at any time, prior to obtaining the Required Shareholder Approvals from the Rio Novo Shareholders, Rio Novo receives a written Acquisition Proposal, Rio Novo may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Rio Novo or the Rio Novo Subsidiaries for a maximum of fifteen (15) Business Days to the Person making the Acquisition Proposal, if and only if:

(a)	the Rio Novo Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	Rio Novo has been, and continues to be, in compliance with its obligations with respect to non-solicitation under the Merger Agreement;

(c)	prior to providing any such copies, access or disclosure, Rio Novo enters into a customary confidentiality and standstill agreement with such Person, provided that such confidentiality and standstill agreement may not restrict Rio Novo or any of the Rio Novo Subsidiaries from complying with the non-solicitation provisions of the Merger Agreement;

(d)	Rio Novo promptly provides Aura with two (2) Business Days prior written notice stating Rio Novo’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(e)	Rio Novo promptly provides to Aura any material non-public information concerning Rio Novo or any of the Rio Novo Subsidiaries provided to such Person which was not previously provided to Aura.

Nothing contained in the non-solicitation provisions of the Merger Agreement prohibits the Rio Novo Board from: (i) responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that Rio Novo provides Aura and its outside legal counsel with a reasonable opportunity to review and comment on drafts of the directors’ circular and other related documents, and gives reasonable consideration to any comments made by Aura and its counsel; or (ii) convening a meeting of Rio Novo Shareholders requisitioned by the Rio Novo Shareholders in accordance with Rio Novo’s constating documents or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Right to Match

If Rio Novo receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Rio Novo Resolutions by the Rio Novo Shareholders, the Rio Novo Board may, subject to compliance with the Merger Agreement, authorize Rio Novo to enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	Rio Novo has been, and continues to be, in compliance with its obligations with respect to non-solicitation under the Merger Agreement;

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(b)	Rio Novo has delivered to Aura a written notice of the determination of the Rio Novo Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Rio Novo Board to authorize Rio Novo to enter into such definitive agreement, together with a written notice from the Rio Novo Board indicating that the Rio Novo Board has determined (in consultation with its financial advisors) that the value of the consideration offered to Rio Novo Shareholders under the terms of such Acquisition Proposal is more favourable, from a financial point of view, to the Rio Novo Shareholders than the financial value of the consideration offered by Aura to Rio Novo Shareholders under the Merger (a “Superior Proposal Notice”);

(c)	Rio Novo has provided Aura with a copy of the definitive agreement for the Superior Proposal and other documents supplied to Rio Novo in connection therewith and all documentation relating to Rio Novo’s valuation of any non-cash consideration included by the Person making the Acquisition Proposal;

(d)	at least ten (10) Business Days (the “Matching Period”) have elapsed from the date on which Aura received from Rio Novo the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal and all other materials required by the Merger Agreement;

(e)	during any Matching Period, Aura has had the opportunity (but not the obligation), in accordance with the terms of the Merger Agreement, to offer to amend the Merger Agreement and the Merger in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	if Aura has offered to amend the Merger Agreement and the Merger in accordance with the terms of the Merger Agreement, the Rio Novo Board has determined in good faith, after consultation with Rio Novo’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Merger as proposed to be amended by Aura under the Merger Agreement;

(g)	the Rio Novo Board has determined in good faith, after consultation with Rio Novo’s outside legal counsel, that the failure to authorize Rio Novo to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to entering into such definitive agreement, Rio Novo terminates the Merger Agreement in accordance with its terms and pays any expenses required thereunder.

The Merger Agreement provides that, during the Matching Period, or such longer period as Rio Novo may approve in writing for such purpose: (i) the Rio Novo Board is to review any offer made by Aura under the Merger Agreement to amend the terms of the Merger Agreement and the Merger in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and (ii) Rio Novo is to negotiate in good faith with Aura to make such amendments to the terms of the Merger Agreement and the Merger as would enable Aura to proceed with the transactions contemplated by the Merger Agreement on such amended terms. If the Rio Novo Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Rio Novo is to promptly so advise Aura, and Rio Novo and Aura are to amend the Merger Agreement to reflect such offer made by Aura and take or cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Rio Novo Shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal and initiate a new ten (10) Business Day Matching Period.

If Rio Novo provides a Superior Proposal Notice to Aura less than ten (10) Business Days before the Rio Novo Meeting, Rio Novo will be entitled to adjourn the Rio Novo Meeting to a date that is not more than ten (10) Business Days after the scheduled date of the Rio Novo Meeting and will do so at the request of Aura.

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Rio Novo is to advise its Representatives and the Rio Novo Subsidiaries and their Representatives of the prohibitions set out in the Merger Agreement and any violation of these restrictions by Rio Novo, its Representatives, the Rio Novo Subsidiaries or any of their Representatives is deemed to be a breach of the Merger Agreement by such party.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)	by mutual written agreement of Aura and Rio Novo;

(b)	by either Aura or Rio Novo if:

(i)	the Effective Time has not occurred on or before the Completion Deadline, except that such right will not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Completion Deadline;

(ii)	after the date of the Merger Agreement, there exists any final and non-appealable prohibition under Applicable Law, including any cease trade order, injunction or other prohibition or order of any Governmental Entity of competent jurisdiction, which restrains, enjoins, makes illegal or otherwise prohibits or prevents the consummation of the Merger;

(iii)	the Required Shareholder Approvals in respect of Rio Novo are not obtained at the Rio Novo Meeting (including any permitted adjournment or postponement thereof); or

(iv)	the Required Shareholder Approvals in respect of Aura are not obtained at the Aura Meeting (including any adjournment or postponement thereof);

(c)	by Aura, if:

(i)	the Rio Novo Board makes a Change in Recommendation;

(ii)	any of the conditions precedent to the obligations of Aura under the Merger Agreement are not satisfied, and such condition is incapable of being satisfied by the Completion Deadline; provided that Aura is not then in breach of the Merger Agreement so as to cause any condition precedent to the obligations of Rio Novo under the Merger Agreement not to be satisfied;

(iii)	subject to the notice and cure provisions contained in the Merger Agreement, a representation or warranty of Rio Novo contained in the Merger Agreement is inaccurate or becomes inaccurate as of a date subsequent to the Merger Agreement (as if made on such subsequent date) or a material failure to perform any covenant or agreement on the part of Rio Novo set forth in the Merger Agreement (other than a covenant or agreement set forth in the non-solicitation provisions under the Merger Agreement) occurs, in each case that that would cause one or more conditions precedent to the obligations of Aura under the Merger Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Merger Agreement; provided that Aura is not then in breach of the Merger Agreement so as to cause any condition precedent to the obligations of Rio Novo under the Merger Agreement not to be satisfied;

(iv)	Rio Novo is in breach or in default of any of its agreements or covenants set forth in the non-solicitation provisions of the Merger Agreement, other than an immaterial breach of Rio Novo’s obligation to provide notice of an Acquisition Proposal to Aura within the prescribed period;

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(v)	the Rio Novo Board authorizes Rio Novo to enter into a binding written agreement relating to a Superior Proposal; or

(vi)	there has occurred a Material Adverse Change in respect of Rio Novo; or

(d)	by Rio Novo, if:

(i)	the Aura Board makes a Change in Recommendation;

(ii)	prior to the Rio Novo Meeting, the Rio Novo Board authorizes Rio Novo, subject to complying with the terms of the Merger Agreement, to enter into a legally binding agreement with respect to a Superior Proposal;

(iii)	any of the conditions precedent to the obligations of Rio Novo under the Merger Agreement are not satisfied, and such condition is incapable of being satisfied by the Completion Deadline; provided that Rio Novo is not then in breach of the Merger Agreement so as to cause any condition precedent to the obligations of Aura under the Merger Agreement not to be satisfied;

(iv)	subject to the notice and cure provisions contained in the Merger Agreement, a representation or warranty of Aura contained in the Merger Agreement is inaccurate or becomes inaccurate as of a date subsequent to the Merger Agreement (as if made on such subsequent date) or a material failure to perform any covenant or agreement on the part of Aura set forth in the Merger Agreement occurs, in each case that would cause one or more conditions precedent to the obligations of Rio Novo under the Merger Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Merger Agreement; provided that Rio Novo is not then in breach of the Merger Agreement so as to cause any condition precedent to the obligations of Aura under the Merger Agreement not to be satisfied; or

(v)	there has occurred a Material Adverse Change in respect of Aura.

The Party desiring to terminate the Merger Agreement pursuant to the termination provisions (other than by mutual written agreement) must give written notice of such termination to the other Party, specifying in reasonable detail the matter or matters giving rise to such termination right.

Expenses and Expense Reimbursement upon Termination

The Merger Agreement provides that:

(a)	Except as otherwise expressly provided in the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the Party incurring such fees, costs or expenses.

(b)	If the Merger Agreement is terminated pursuant to the exercise: (i) by Aura of its termination rights pursuant to paragraphs (c)(iii) or (iv) under the heading “Termination of the Merger Agreement” above, or (ii) by Aura of its termination rights pursuant to paragraph (c)(v) under the heading “Termination of the Merger Agreement” above or by Rio Novo of its termination rights pursuant to paragraph (d)(ii) under the heading “Termination of the Merger Agreement” above, and in either case within one year following such termination, any transaction pursuant to any Acquisition Proposal is completed; then Rio Novo must (without limiting any other remedies that may be available to Aura in respect of any applicable breach of the Merger Agreement) pay to Aura (by wire transfer in immediately available funds) an amount equal to Aura’s out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby against receipts therefor, to a maximum of $1,000,000, such payment to be made within two (2) Business Days of Rio Novo’s receipt of notice setting out such expenses.

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(c)	If the Merger Agreement is terminated pursuant to the exercise by Rio Novo of its termination rights pursuant to paragraph (d)(iv) under the heading “Termination of Merger Agreement” above; then Aura must (without limiting any other remedies that may be available to Rio Novo in respect of any applicable breach of the Merger Agreement) pay to Rio Novo (by wire transfer in immediately available funds) an amount equal to Rio Novo’s out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby against receipts therefor, to a maximum of $1,000,000, such payment to be made within two (2) Business Days of Aura’s receipt of notice setting out such expenses.

Aura Support Agreements

On December 18, 2017, Northwestern and each of the directors and officers of Aura (collectively holding an aggregate of 17,604,233 Aura Shares, representing approximately 52.4% of the issued and outstanding Aura Shares), entered into voting support agreements with Aura pursuant to which they agreed to vote all of their Aura Shares in favour of the Aura Resolutions and the transactions contemplated by the Merger Agreement and to vote, or cause to be voted, all of their Aura Shares against any action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Merger Agreement. In addition, each signatory shareholder of the Aura Support Agreements has agreed not to transfer its Aura Shares or solicit proxies; solicit, initiate, assist, encourage or otherwise facilitate any inquiry relating to any Acquisition Proposal in respect of Rio Novo; make any statements which may reasonably be construed as being against the transactions contemplated by the Merger Agreement; or take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Merger Agreement.

Each Aura Support Agreement will terminate and be of no further force or effect upon the earliest to occur of: (a) the written agreement in writing of Aura and the signatory shareholder; (b) the termination of the Merger Agreement in accordance with its terms; (c) the Effective Time; and (d) the Completion Deadline.

Rio Novo Support Agreements

On December 18, 2017, Northwestern and each of the directors and officers of Rio Novo (collectively holding an aggregate of 118,461,644 Rio Novo Shares, representing approximately 66.3% of the issued and outstanding Rio Novo Shares), entered into voting support agreements with Aura pursuant to which they agreed to vote all of their Rio Novo Shares in favour of the Rio Novo Resolutions and the transactions contemplated by the Merger Agreement and to vote, or cause to be voted, all of their Rio Novo Shares against any action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Merger Agreement. In addition, each signatory shareholder of the Rio Novo Support Agreements has agreed not to transfer its Rio Novo Shares or solicit proxies; solicit, initiate, assist, encourage or otherwise facilitate any inquiry relating to any Acquisition Proposal in respect of Rio Novo; make any statements which may reasonably be construed as being against the transactions contemplated by the Merger Agreement; or take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Merger Agreement.

Each Rio Novo Support Agreement will terminate and be of no further force or effect upon the earliest to occur of: (a) the written agreement in writing of Aura and the signatory shareholder; (b) the termination of the Merger Agreement in accordance with its terms; (c) the Effective Time; and (d) the Completion Deadline.

PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE

Procedural Steps

The Merger is proposed to be carried out pursuant to section 170 of the BVIBCA. The following procedural steps must be taken in order for the Merger to become effective:

(a)	the Plan of Merger must be approved by Aura Shareholders at the Aura Meeting;

(b)	the Plan of Merger must be approved by Rio Novo Shareholders at the Rio Novo Meeting;

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(c)	all other conditions precedent to the Merger, as set forth in the Merger Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Articles of Merger (containing the Plan of Merger) must be executed by each of Aura and Rio Novo and filed with and registered by the Registrar, and the Registrar must issue a certificate of merger in the approved form.

There is no assurance that the conditions set out in the Merger Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Merger Agreement being fulfilled or waived, Aura’s registered agent in the BVI will file a copy of the Articles of Merger with the Registrar (including a copy of the Plan of Merger), together with such other materials as may be required by the Registrar, in order to give effect to the Merger.

Shareholder Approvals

Aura Shareholder Approval

The Aura Resolutions must be approved by at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting.

In addition, the Aura Resolutions must be approved by a majority of the votes cast by Aura Shareholders, other than Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. In addition, and in accordance with TSX rules, the Aura Resolutions must be approved by at least a majority of the votes of cast by Aura Shareholders that are not both (a) insiders of Aura and (b) receiving any consideration in the Merger.

If the Aura Resolutions and the Plan of Merger are not duly approved by Aura Shareholders, the Merger cannot be completed. See “Interests of Certain Persons or Companies in Matters to be Acted Upon” and “MI 61-101 Matters”.

It is the intention of the persons named in the form of proxy for the Aura Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Aura Resolutions set forth in Appendix A to this Circular. See “Matters to be Considered at the Aura Meeting”.

Notwithstanding that the Aura Resolutions are passed by Aura Shareholders, the Aura Resolutions authorize the Aura Board, at its discretion, without further notice to or approval of Aura Shareholders, to: (i) to amend or modify the Merger Agreement to the extent permitted by its terms; and (ii) subject to the terms of the Merger Agreement, not to proceed with the transactions contemplated in the Merger Agreement. See Appendix A to this Circular for the full text of the Aura Resolutions.

Rio Novo Shareholder Approval

The Rio Novo Resolutions must be approved by at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting.

In addition, the Rio Novo Resolutions must be approved by a majority of the votes cast by Rio Novo Shareholders, other than Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. See “Interests of Certain Persons or Companies in Matters to be Acted Upon” and “MI 61-101 Matters”.

If the Rio Novo Resolutions and the Plan of Merger are not duly approved by Rio Novo Shareholders, the Merger cannot be completed.

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It is the intention of the persons named in the form of proxy for the Rio Novo Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Rio Novo Resolutions set forth in Appendix B to this Circular. See “Matters to be Considered at the Rio Novo Meeting”.

Notwithstanding that the Rio Novo Resolutions are passed by Rio Novo Shareholders, the Rio Novo Resolutions authorize the Rio Novo Board, at its discretion, without further notice to or approval of Rio Novo Shareholders, to: (i) to amend or modify the Merger Agreement to the extent permitted by its terms; and (ii) subject to the terms of the Merger Agreement, not to proceed with the transactions contemplated in the Merger Agreement. See Appendix B to this Circular for the full text of the Rio Novo Resolutions.

Regulatory Approvals

It is a condition to the completion of the Merger that the TSX shall have conditionally approved the listing of the Aura Shares to be issued pursuant to the Merger and the Aura Shares reserved for issuance upon exercise of the Aura Options to be issued pursuant to the Merger. Pursuant to the Merger Agreement, Aura agreed to use its commercially reasonable efforts to obtain the conditional approval of the TSX for the listing of the Aura Shares (including the Aura Shares issuable pursuant to the Merger and the Aura Shares issuable upon the exercise of Aura Options issued pursuant to the Merger) on the TSX effective on the Effective Date.

Aura applied to the TSX to list the Aura Shares to be issued pursuant to the Merger and the Aura Shares reserved for issuance upon the exercise of Aura Options issued pursuant to the Merger. On January 18, 2018, Aura obtained the TSX’s conditional approval to list up to 9,942,369 new Aura Shares in connection with the Merger, subject only to the satisfaction of customary listing conditions of the TSX, including the Required Shareholder Approvals.

MI 61-101 Matters

Overview

Both Aura and Rio Novo are subject to the provisions of MI 61-101, as each is a reporting issuer in the provinces of Alberta, Manitoba and Ontario (among others). MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to “business combinations” that terminate the interests of securityholders without their consent and to “related party transactions”.

For Aura, the Merger constitutes a “related party transaction” under MI 61-101 and, consequently, completion of the Merger is subject to obtaining minority approval of the Aura Resolutions. For Rio Novo, the Merger constitutes a “business combination” (and also a “related party transaction”) under MI 61-101 and, consequently, completion of the Merger is subject to obtaining minority approval of the Rio Novo Resolutions. Furthermore, formal valuations of the Aura Shares and the Rio Novo Shares were required to be prepared in accordance with MI 61-101. The Aura Independent Valuation was prepared by the Valuator under the supervision of the Aura Special Committee and the Rio Novo Independent Valuation was prepared by the Valuator under the supervision of the Rio Novo Board to satisfy these requirements.

In determining minority approval for a related party transaction, Aura is required to exclude the votes attached to Aura Shares that, to the knowledge of Aura and its directors and senior officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors”, all as defined in MI 61-101. Accordingly, the Aura Shares held by Northwestern will be excluded in determining whether minority approval of the Aura Resolutions for the purposes of MI 61-101 is obtained. To the knowledge of Aura and its directors and senior officers after reasonable inquiry and for the purposes of MI 61-101, it is expected that the votes in respect of an aggregate of 17,589,075 Aura Shares (which are held by Northwestern, a company beneficially owned and controlled by the Aura Interested Director), which represent approximately 52.4% of the issued and outstanding Aura Shares, will be excluded in determining whether approval of the Merger by the disinterested Aura Shareholders has been obtained.

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In determining minority approval for a business combination, Rio Novo is required to exclude the votes attached to Rio Novo Shares that, to the knowledge of Rio Novo and its directors and senior officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors”, all as defined in MI 61-101. Accordingly, the Rio Novo Shares held by Northwestern will be excluded in determining whether minority approval of the Rio Novo Resolutions for the purposes of MI 61-101 is obtained. To the knowledge of Rio Novo and its directors and senior officers after reasonable inquiry and for the purposes of MI 61-101, it is expected that the votes in respect of an aggregate of 117,037,414 Rio Novo Shares (which are held by Northwestern, a company beneficially owned and controlled by the Aura Interested Director), which represent approximately 65.5% of the issued and outstanding Rio Novo Shares, will be excluded in determining whether approval of the Merger by the disinterested Rio Novo Shareholders has been obtained.

MI 61-101 requires Rio Novo to disclose any “prior valuations” (as defined in MI 61-101) of Rio Novo or its material assets or securities made within the 24-month period preceding the date of this Circular, and requires Aura to disclose any “prior valuations” of Aura or its material assets or securities made within such period. After reasonable inquiry, (i) neither Rio Novo nor any director or senior officer of Rio Novo has knowledge of any such “prior valuation” other than the Rio Novo Independent Valuation, and (ii) neither Aura nor any director or senior officer of Aura has knowledge of any such prior valuation of Aura other than the Aura Independent Valuation. Disclosure is also required (i) by Rio Novo of any bona fide prior offer for the Rio Novo Shares or that is otherwise relevant to the Merger during the 24 months before the Merger Agreement was agreed to, and (ii) by Aura of any bona fide prior offer for Aura Shares or that is otherwise relevant to the Merger during such period. There has not been any such offer in respect of Rio Novo or Aura during the 24 months before the Merger Agreement was agreed to.

Independent Valuations

In deciding to approve the Merger, the Aura Special Committee and the Aura Board considered, among other things, a written presentation from the Valuator summarizing the analysis and conclusions to be reflected in the Aura Independent Valuation. In deciding to approve the Merger, the Rio Novo Board considered, among other things, summaries of the conclusions to be reflected in the Rio Novo Independent Valuation and the Aura Independent Valuation.

The full text of the Aura Independent Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Aura Independent Valuation, is attached as Appendix F to this Circular. The full text of the Rio Novo Independent Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Rio Novo Independent Valuation, is attached as Appendix H to this Circular.

Engagement of the Valuator

The Aura Special Committee engaged the Valuator to provide a formal valuation of the Aura Shares and the Rio Novo Board engaged the Valuator to provide a formal valuation of the Rio Novo Shares, in each case in accordance with MI 61-101. The Aura Special Committee and the Rio Novo Board determined, based in part on representations made to each of them by the Valuator, that the Valuator was independent of each of Aura, Rio Novo and Northwestern within the meaning of MI 61-101 and was qualified to prepare such formal valuations.

Under the terms of the engagement letter entered into between Aura, Rio Novo and the Valuator, the Valuator is to be paid a fee that is not contingent or success-based and is to be reimbursed for reasonable out-of-pocket expenses and indemnified by the Parties in respect of certain liabilities, which may arise in connection with the provision of the Valuator’s services. No part of the Valuator’s fee is contingent upon the successful completion of the Merger. The principal individual and other staff of the Valuator involved in the preparation of the Aura Independent Valuation and the Rio Novo Independent Valuation acted independently and objectively in completing the engagements. The Aura Special Committee supervised the preparation of the Aura Independent Valuation and the Rio Novo Board supervised the preparation of the Rio Novo Independent Valuation. As part of the process designed to maintain this separation of the supervision by the Aura Special Committee of the Aura Independent Valuation and the supervision by the Rio Novo Board of the Rio Novo Independent Valuation, (i) neither the Rio Novo Board nor any of its advisors or representatives provided any feedback, commentary or input directly to the Valuator regarding the Aura Independent Valuation, and (ii) none of the Aura Special Committee, the Aura Board or any of their advisors or representatives provided any feedback, commentary or input directly to the Valuator regarding the Rio Novo Independent Valuation. Any such feedback, commentary or input was provided to the financial advisor of the other Party for consideration and, where determined appropriate, was communicated by such financial advisor to the Valuator.

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Credentials of the Valuator

Founded in 1945, the Valuator has more than 70 locations across Canada. The Valuator’s valuation practitioners have professional designations including Chartered Professional Accountant, Chartered Business Valuator, Chartered Financial Analyst and Accredited Senior Appraiser. The Valuator’s valuation practice has been engaged in the valuation of businesses, business interests, securities and intangible assets, in connection with business combinations, distributions of listed and unlisted securities, private placements, exchanges of shares, corporate and financial reorganizations, going-private transactions, shareholder dissent and oppression, leveraged buy-outs, fair value measurement for financial reporting purposes and valuations for various other purposes such as income tax and transfer pricing, financing and financial structuring. MNP’s valuation practice has prepared fairness opinions and formal valuations across a wide variety of industries. MNP’s experience in the mining industry includes fairness opinions, formal valuations and valuations for the purposes of financial reporting, transactions and disputes.

Independence of the Valuator

The Valuator is independent of Aura, Rio Novo and any other “interested party” for the purposes of Section 6.1 of MI 61-101, including for the following reasons: (i) the Valuator and its affiliates are not “issuer insiders”, “associated entities”, nor “affiliated entities” of any interested party, as each such term is defined in MI 61--101; (ii) the Valuator and its affiliated entities are not acting as financial advisors to any interested party in connection with the Merger; (iii) the Valuator is not the external auditor of Aura, Rio Novo or any other interested party; (iv) the Valuator’s compensation under its engagement by Aura and under its engagement by Rio Novo does not depend in whole or in part in either case on the conclusions reached in the valuations and/or fairness opinions or the outcome of the Merger; and (v) the Valuator and its affiliated entities do not have any material financial interest in the completion of the Merger.

During the 24 months before the Valuator was contacted by the Aura Special Committee for the purpose of the Aura Independent Valuation and by the Rio Novo Board for the purpose of the Rio Novo Independent Valuation, neither the Valuator nor any of its affiliated entities had a material interest in a transaction involving Aura, Rio Novo or any interested party, other than with respect to providing professional services from time to time on a fee-for-fee basis, on customary terms. There are no understandings, agreements or commitments between the Valuator and any of Aura, Rio Novo, any interested party or any of their respective associates or affiliates, with respect to any future business dealings. The Valuator, being a full-service accounting firm, may from time to time and in the ordinary course of its practice, be requested to provide accounting or other financial advisory services to such parties regarding other matters.

The Valuator has confirmed that it is of the view that it is “independent” (as the term is defined in MI 61-101) of Aura, Rio Novo and all interested parties for the purpose of preparing and delivering the Aura Independent Valuation and the Rio Novo Independent Valuation.

Other Securities Laws Matters in Connection with the Merger

Canada

The distribution of Aura Shares to Rio Novo Shareholders pursuant to the Merger will be exempt from the prospectus requirements of Canadian Securities Laws, and the first trade of such Aura Shares will not be subject to resale restrictions under Canadian Securities Laws, other than as a result of any control block restrictions which may arise under such laws by virtue of the ownership of Aura Shares.

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For additional disclosure related to the application of MI 61-101, see “Procedure for the Merger to Become Effective – MI 61-101 Matters”.

United States

The Aura Shares issuable to Rio Novo Shareholders in exchange for their Rio Novo Shares pursuant to the Merger have not been and will not be registered under the 1933 Act, and will be issued pursuant to exemptions from the registration requirements of the 1933 Act. Aura intends to rely on the exemption provided by Rule 802 under the 1933 Act for the issuance of such Aura Shares. If Aura, in its sole discretion, determines that any state or other jurisdiction within the United States of America (including its territories and possessions, any state of the United States, and the District of Columbia) does not exempt the issuance of the Share Consideration from such jurisdiction’s registration or qualification requirements, Aura may, acting in its sole discretion, determine that Rio Novo Shareholders resident in such jurisdiction will receive an equivalent value of cash consideration in lieu of the Share Consideration.

The Aura Shares issuable to Rio Novo Shareholders pursuant to the Merger will, immediately following completion of the Merger, be “restricted securities” within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the relevant Rio Novo Shares being converted were “restricted securities” within the meaning of Rule 144 under the 1933 Act, and such Aura Shares may bear a restrictive legend under the 1933 Act. Any resale of Aura Shares that are “restricted securities” will be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Aura Shares issued in the Merger in exchange for Rio Novo Shares that are not “restricted securities” will not be not “restricted securities” and will not be subject to resale restrictions under the 1933 Act, except with respect to Persons who are “affiliates” of Aura or were affiliates of Aura within a three month period before the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Aura Shares by such an affiliate (or former affiliate) will be subject to the registration requirements of the 1933 Act, absent an exemption or exclusion therefrom.

In general, pursuant to Regulation S under the 1933 Act, Persons who are not affiliates of Aura or who are affiliates of Aura solely by virtue of their status as an officer or director of Aura may sell their Aura Shares outside the United States in an “offshore transaction” if none of the seller, any affiliate of the seller or any Person acting on its behalf engages in “directed selling efforts” in the United States and, in the case of an officer or director of Aura, provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a Person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Subject to certain exceptions contained in Regulation S, an “offshore transaction” is a transaction in which the offer of the applicable securities is not made to a Person in the United States, and either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to “U.S. persons” (as such term is defined in Regulation S) by a holder of Aura Shares who is an affiliate of Aura other than by virtue of his or her status as an officer or director of Aura.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Aura Shares received in exchange for Rio Novo Shares upon completion of the Merger. It does not address all matters that may be relevant to Rio Novo Shareholders. In addition, it does not describe the requirements applicable to the Rio Novo Options, the Rio Novo DSUs or any securities of Aura issuable in exchange therefor, or upon exercise of any of the foregoing. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

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Procedure for Exchange of Rio Novo Share Certificates

Any registered Rio Novo Shareholder (i.e., a shareholder registered in the register of members of Rio Novo as the holder of Rio Novo Shares in its own name) that, following completion of the Merger, wishes to exchange a certificate that, prior to the completion of the Merger, represented its registered holdings of Rio Novo Shares, for a certificate representing its registered holdings of Aura Shares should contact TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1. Upon the consummation of the Merger registered positions in Rio Novo Shares will be converted into registered positions in Aura Shares in accordance with the Plan of Merger. If a Rio Novo Shareholder does not exchange a certificate representing a registered position in Rio Novo Shares for a certificate representing a registered position in Aura Shares, its rights as an Aura Shareholder will not be effected.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Aura

Certain executive officers of Aura have interests in the transactions contemplated by the Merger that may be different from, and/or in addition to, the interests of Aura Shareholders generally. The Aura Board was aware of these potential interests and considered them, along with other matters, in reaching its decision to approve the Merger and to recommend that Aura Shareholders vote in favour of the Aura Resolutions. Except as described below, to the knowledge of Aura, the directors and executive officers of Aura have no material interest in the Merger that differs from the interests of Aura Shareholders generally.

As well, the Aura Interested Director disclosed the nature and extent of a conflict or potential conflict of interest when the proposed Merger was disclosed at an Aura Board meeting, and confirmed he would be recusing himself from participation in considering, and in voting on, matters relating to the proposed transactions with Rio Novo. See “The Merger – Background to the Merger”.

The Aura Interested Director is an “interested party” for the purposes of the Merger pursuant to MI 61-101 due to his beneficial ownership and control of Northwestern. As of the date hereof, the Aura Interested Director (through Northwestern) and his associates and affiliates beneficially own, or control or direct, approximately 17,589,075 Aura Shares, representing approximately 52.4% of the outstanding Aura Shares (on a non-diluted basis), and approximately 117,037,414 Rio Novo Shares, representing approximately 65.5% of the outstanding Rio Novo Shares (on a non-diluted basis). Immediately after giving effect to the Merger, it is anticipated that the Aura Interested Director (through Northwestern) and his associates and affiliates will beneficially own, or control or direct, approximately 23,792,057 Aura Shares, representing approximately 55.3% of the then outstanding Aura Shares on a non-diluted basis.

As at the date hereof, the directors (other than the Aura Interested Director) and officers of Aura and their associates and affiliates, as a group, beneficially own, or control or direct, less than 1.0% of the outstanding Aura Shares (on a non-diluted basis) and no Rio Novo Shares.

Immediately after giving effect to the Merger, it is anticipated that the current directors (other than the Aura Interested Director) and officers of Aura and their associates and affiliates, as a group, would beneficially own, or control or direct, directly or indirectly, less than 1.0% of the then outstanding Aura Shares on a non-diluted basis.

The directors and executive officers of Aura have indicated their intention to vote their Aura Shares in favour of the Aura Resolutions and have entered into Aura Support Agreements with Aura agreeing to do so. Northwestern has also entered into a voting support agreement with Aura pursuant to which the Aura Shares beneficially owned by the Aura Interested Director will be voted in favour of the Aura Resolutions. See “Effect of the Merger – Aura Support Agreements”.

Aura has retained Canaccord Genuity to be its financial advisor with respect to the Merger. Canaccord Genuity has received or will receive fees from Aura for services rendered. See “The Merger – Aura Fairness Opinion”.

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Summary of Interests of Directors and Executive Officers of Aura in the Merger

The interests of the directors and executive officers of Aura and their respective associates and affiliates in the Merger are summarized in the following table.

Name and Position	Number of Aura Shares Held	Number of Rio Novo Shares Held	Number of Aura Shares Issuable Pursuant to the Merger in Exchange for Rio Novo Shares
Paulo Carlos de Brito Director	17,589,075(1)	117,037,414(1)	6,202,982(1)
Stephen Keith Director	1,000
Roberto Giannetti Da Fonseca Director	-
Philip Reade Director	-
Rodrigo Barbosa Director, President and Chief Executive Officer	-
Ludovico Costa Special Advisor to the CEO	-
Ryan Goodman Vice President, Legal Affairs & Business Development	5,625
Fernando A. Cornejo Vice President, Projects	-
Monty Reed General Manager, San Andres Mine, Honduras	8,533
Jorge Camargo General Manager, Brazil operations	-

Notes:

(1) Includes Aura Shares or Rio Novo Shares, as applicable, owned by Northwestern, a company beneficially owned and controlled by the Aura Interested Director.

Rio Novo

Certain executive officers of Rio Novo have interests in the transactions contemplated by the Merger that may be different from, and/or in addition to, the interests of other Rio Novo Shareholders generally. The Rio Novo Board was aware of these potential interests and considered them, along with other matters, in reaching its decision to approve the Merger and to recommend that Rio Novo Shareholders vote in favour of the Rio Novo Resolutions. Except as described below, to the knowledge of Rio Novo, the directors and executive officers of Rio Novo have no material interest in the Merger that differs from the interests of other Rio Novo Shareholders generally.

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As at the date hereof, the directors and officers of Rio Novo and their associates and affiliates, as a group, beneficially own, or control or direct, less than 1.0% of the outstanding Rio Novo Shares (on a non-diluted basis) and an aggregate of 4,580 Aura Shares.

Immediately after giving effect to the Merger, it is anticipated that the current directors and officers of Rio Novo and their associates and affiliates, as a group, would beneficially own, or control or direct, directly or indirectly, less than 1.0% of the then outstanding Aura Shares on a non-diluted basis.

The directors and executive officers of Rio Novo have indicated their intention to vote their Rio Novo Shares in favour of the Rio Novo Resolutions and have entered into Rio Novo Support Agreements with Aura agreeing to do so. See “Effect of the Merger – Rio Novo Support Agreements”.

Rio Novo has retained BNP to be its financial advisor with respect to the Merger. BNP has received or will receive fees from Rio Novo for services rendered.

Termination Benefits

Rio Novo is party to certain management contracts, including a contract between Rio Novo and Patrick Panero dated July 2011. Standard Brazilian law severance entitlements will also apply, if applicable, to four additional employees of Rio Novo. Mr. Panero’s contract provides that in the event of a change of control (and his resignation or involuntary termination within six months thereafter) he will be entitled to a lump sum payment in an amount equal to 1.5 times the sum of (i) his base salary and (ii) a three year average of his performance bonuses.

Insurance and Indemnification

Pursuant to the Merger Agreement, Rio Novo has agreed to purchase, prior to the Effective Date, and Aura has agreed to maintain in effect (without any reduction in scope or coverage) for six years from the Effective Date, customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Rio Novo which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date.

Further, Aura has agreed to honour all rights to indemnification or exculpation in respect of any matters occurring prior to the Effective Date in favour of present and former employees, officers and directors of Rio Novo and Rio Novo Subsidiaries. Aura has acknowledged that such rights will survive the completion of the Merger and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date or the statutes of limitation applicable to such matters. The foregoing covenant does not, however, require indemnification or exculpation in respect of material matters existing at the time of the Merger Agreement and known to any of Rio Novo’s directors or officers but not disclosed in the Rio Novo Public Documents or the Rio Novo Disclosure Letter.

Summary of Interests of Directors and Executive Officers of Rio Novo in the Merger

The interests of the directors and executive officers of Rio Novo and their respective associates and affiliates in the Merger are summarized in the following table.

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Name and Position	Number of Rio Novo Shares Held	Number of Rio Novo DSUs Held	Number of Aura Shares Issuable Pursuant to the Merger in Exchange for Rio Novo Shares and Rio Novo DSUs	Number of Aura Options Issuable Pursuant to the Merger in Exchange for Rio Novo Options	Cash Payment to be made Pursuant to Rio Novo Change of Control Payments

William Dorson Director	253,000	1,417,480

Randolph Lewis Freiberg Director	-	226,346

Julio L. Carvalho Director	1,133,2301 2	426,984

Patrick Panero President and Chief Executive Officer	38,000				- [3]
Carmelo Marrelli Chief Financial Officer	-

Notes:

1 Includes Rio Novo Shares owned by Water Views Services Ltd., a company beneficially owned and controlled by Mr. Carvalho.

2 Mr. Carvalho also owns 4,580 Aura Shares.

3 See “Interests of Certain Persons or Companies in Matters to Be Acted Upon – Rio Novo – Termination Benefits” above.

RIO NOVO SHAREHOLDER DISSENT RIGHTS

If you are a registered Rio Novo Shareholder, you are entitled to dissent from the Merger in the manner provided in section 179 of the BVIBCA. It should be noted that one of the conditions to the obligations of Aura under the Merger Agreement is that Dissent Rights not have been exercised in respect of more than 5% of the Rio Novo Shares.

The following description of the rights of registered Rio Novo Shareholders to dissent from the Rio Novo Resolutions is not a comprehensive statement of the procedures to be followed by a Rio Novo Dissenting Shareholder who seeks payment of the fair value of its Rio Novo Shares and is only a summary of the provisions of the BVIBCA pertaining to Dissent Rights, which are technical and complex. A registered Rio Novo Shareholder’s failure to follow the requirements of section 179 of the BVIBCA may result in the loss of such Rio Novo Shareholder’s Dissent Rights. Any Rio Novo Shareholder considering exercising dissent rights is strongly advised to consult legal counsel in the British Virgin Islands and to read carefully the provisions of section 179 of the BVIBCA, which are attached as Appendix D to this Circular.

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Under the laws of the British Virgin Islands and section 179 of the BVIBCA, Rio Novo Shareholders are entitled to dissent from the Merger. Pursuant to section 179 of the BVIBCA, a dissenting Rio Novo Shareholder will not be entitled to receive the Share Consideration upon consummation of the Merger as they will only be entitled to the right to payment of the “fair value” of their Rio Novo Shares, as determined in accordance with section 179 of the BVIBCA. To the extent that Aura (as the surviving company in the Merger) and a dissenting Rio Novo Shareholder are unable to agree such “fair value”, a statutory appraisal process is required to determine the fair value of a dissenting Rio Novo Shareholder’s Rio Novo Shares. While the fair value of a Rio Novo Shareholder’s Rio Novo Shares as determined under this appraisal procedure could be more than or the same as the value of the Share Consideration, Rio Novo Shareholders are cautioned that the fair value of their Rio Novo Shares could also be determined to be less than the value of the Share Consideration. Dissenters’ rights are available only to registered Rio Novo Shareholders whose name is entered in the register of members of Rio Novo as a registered holder of Rio Novo Shares. Any person who holds Rio Novo Shares via a depository, nominee, broker or other intermediary and who wishes to exercise his, her or its statutory right to dissent from the Merger should first ensure that he, she or it is entered in the register of members of Rio Novo and therefore becomes a “member” for the purposes of the BVIBCA. Rio Novo Shareholders must comply with the procedures and requirements for exercising dissenters’ rights with respect to Rio Novo Shares under section 179 of the BVIBCA (which includes delivery to Rio Novo, before the vote is taken at the Rio Novo Meeting, of a written notice of objection to the Merger). In accordance with the MAA of Rio Novo, a written notice of objection to the Merger may be validly given by leaving it, or by sending it by registered mail to Rio Novo, at its registered office being at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands, or by leaving it with, or by sending it by registered mail to, the registered agent of Rio Novo being Maples Corporate Services (BVI) Limited, at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands.

Rio Novo Shareholders are also cautioned that the Rio Novo Board has determined that the Share Consideration presents fair consideration for the Rio Novo Shares and that, if a Rio Novo Shareholder initiates an appraisal process, he, she or it may be responsible for a portion of the costs of the appraisal.

Rio Novo Shareholders should understand that, unless otherwise waived by Aura, it is a condition to the obligations of Aura and Rio Novo to effect the Merger that statutory dissenters’ rights have not been validly exercised with respect to more than 5% of the issued and outstanding Rio Novo Shares. Rio Novo Shareholders are encouraged to understand the potential consequences of the Merger not being completed. See “Risk Factors – The Merger Agreement may be terminated” and “Risk Factors – Dissent rights payments may affect Aura’s cash position”.

For a general summary of certain Canadian income tax implications to a Rio Novo Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations”. Registered Rio Novo Shareholders considering exercising Dissent Rights should also seek the advice of their own tax and investment advisors.

COSTS OF MERGER

The costs of Aura and Rio Novo to be incurred relating to the Merger, including, without limitation, financial, advisory, accounting, valuation and legal fees associated with the preparation and delivery of the Merger Agreement and this Circular, are estimated to be approximately $1,800,000 and $750,000, respectively.

Except as expressly provided in the Merger Agreement, each of Aura and Rio Novo will bear its own costs and expenses in connection with the transactions contemplated by the Merger. The Merger Agreement provides that, upon the occurrence of certain events, Aura or Rio Novo will be required to reimburse the other up to $1,000,000 for out-of-pocket expenses it incurred in connection with the Merger Agreement and the Merger. See “Details of the Merger – The Merger Agreement – Expenses and Expense Reimbursement upon Termination”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to an Aura Shareholder who continues to hold Aura Shares through the Merger or a Rio Novo Shareholder who acquires Aura Shares on the Merger and who, in each case, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds Aura Shares or Rio Novo Shares as capital property, deals at arm’s length with each of Aura and Rio Novo, and is not affiliated with Aura or Rio Novo (a “Holder”).

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Generally, Aura Shares or Rio Novo Shares will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. Neither Aura Shares nor Rio Novo Shares are “Canadian securities” for the purpose of the irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by a Holder as capital property, and therefore such election will not apply to Aura Shares or Rio Novo Shares. Holders resident in Canada for purposes of the Tax Act who do not hold Aura Shares or Rio Novo Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which would be a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (e) that has or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of Aura Shares or Rio Novo Shares, or (f) if Aura or Rio Novo is at any time a “foreign affiliate” (as defined in the Tax Act) of such Holder or of another corporation that does not deal at arm’s length with the Holder for the purposes of the Tax Act. Any such Holder should consult its own advisor with respect to the tax consequences of the Merger to it.

This summary assumes that the central management and control of Aura is, and will at all relevant times be, and that the central management and control of Rio Novo is, and will at all relevant times until the time of the Merger be, situated in the BVI. This summary further assumes that, pursuant to the applicable corporate law, Aura will remain the same corporate entity following the Merger and that the Merger will not result in any disposition of Aura Shares (except as described below) or of any property of Aura.

This summary does not address the Canadian federal income tax considerations applicable to non-residents of Canada and such non-residents should consult their own tax advisors with respect to their particular circumstances, including whether the Aura Shares or the Rio Novo Shares are or may be deemed to be “taxable Canadian property” (as defined in the Tax Act) to them.

This summary is based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in Law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of its intention to amend the Tax Act to increase the amount of tax applicable to passive investment income earned through a private corporation. On October 18, 2017, the Minister of Finance (Canada) announced that the government intends to move forward with these passive investment measures, which are expected to be introduced in the 2018 Federal Budget. No specific amendments to the Tax Act were proposed in connection with these announcements and this summary does not consider the implications of these announcements. Aura Shareholders and Rio Novo Shareholders that are private corporations should consult their own tax advisors regarding the implications of these announcements with respect to their particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder is made. Holders should consult their own tax advisors for advice with respect to the tax consequences of the Merger to them, having regard to their particular circumstances. The discussion below is qualified accordingly.

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Effect of the Merger on Holders

It is expected that the Merger will be a “foreign merger” for purposes of the Tax Act. As a result, pursuant to subsection 87(8) of the Tax Act (and except where a Holder elects for such subsection not to apply, as discussed below) a Holder of Aura Shares or Rio Novo Shares will be deemed to have disposed of such Aura Shares or such Rio Novo Shares, as applicable, for proceeds of disposition equal to the aggregate adjusted cost base of such Aura Shares or Rio Novo Shares, respectively, immediately before the Merger and will be deemed to have acquired Aura Shares on the Merger at a cost equal to the same amount. Such Holders would not, therefore, realize a capital gain or capital loss as a result of the Merger.

A Holder of Aura Shares who elects for subsection 87(8) not to apply to the Merger would not be considered to have disposed of Aura Shares as a result of the Merger, and, therefore, would also not realize a capital gain or capital loss as a result of the Merger.

A Holder of Rio Novo Shares who elects for subsection 87(8) not to apply to the Merger would be considered to have disposed of Rio Novo Shares for proceeds of disposition equal to the fair market value of the Aura Shares received on the Merger. Such Holder of Rio Novo Shares will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Holder of the Rio Novo Shares immediately before the Merger and will acquire the Aura Shares at a cost equal to the fair market value of such Aura Shares. For a description of the treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below.

If a Holder of Rio Novo Shares also owns Aura Shares as capital property immediately prior to the Merger, the adjusted cost base of all Aura Shares owned by the Holder as capital property immediately after the Merger will be determined by averaging the cost of the Aura Shares acquired on the Merger with the adjusted cost base of those other Aura Shares owned by the Holder immediately prior to the Merger.

Rio Novo Dissenting Shareholders

A Rio Novo Dissenting Shareholder who receives cash for such Holder’s Rio Novo Shares will realize a capital gain (or capital loss) to the extent that the amount received (excluding any interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to such Holder of the Rio Novo Shares immediately before the Merger. For a description of the treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below. Any interest awarded to a dissenting Holder by a court will be included in the Holder’s income. A Rio Novo Dissenting Shareholder that is throughout the taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on such Holder’s aggregate investment income (as defined in the Tax Act) including interest.

Holding and Disposing of Aura Shares Following the Merger

Any dividends received by an individual Holder of Aura Shares following the Merger will be included in such Holder’s income and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations. Any dividends received by a Holder that is a corporation following the Merger will be included in calculating that Holder’s income and will generally not be deductible in computing taxable income. A Holder that is throughout the taxation year a Canadian controlled private corporation may be liable to pay a refundable tax on such Holder’s aggregate investment income including dividends on Aura Shares. To the extent that non-Canadian withholding taxes are imposed on dividends paid by Aura to a Holder following the Merger, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations under the Tax Act.

On the disposition of Aura Shares following the Merger, a Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) such Holder’s adjusted cost base of the Aura Shares and any reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below.

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A Holder that is a “specified Canadian entity” (as defined in the Tax Act) is required under the Tax Act to report its holdings of “specified foreign property” (as defined in the Tax Act) if the aggregate cost amount of its holdings exceeds $100,000. Aura Shares will constitute specified foreign property for these purposes and their cost amount will count towards the calculation of the $100,000 threshold. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Holders should consult their own tax advisors regarding compliance with these rules.

The Tax Act deems a Canadian resident to earn an imputed return annually on an interest held by the taxpayer in an “offshore investment fund property” (as defined in the Tax Act). An offshore investment fund property includes shares of a non-resident corporation if the shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in specified types of assets, including commodities. An Aura Share will be an offshore investment fund property only where it may be reasonably concluded that one of the main reasons for the Holder acquiring or holding the share is to derive a benefit from portfolio investments in such assets in such a manner that the amount of tax payable by the Holder on income, profit or gain from such assets is significantly less than the tax that would have been payable under Part I of the Tax Act had the Holder held such assets directly. This rule will not apply, and a Holder will not have any imputed return, unless the purpose test discussed in the previous sentence is met. Holders should consult their own tax advisors regarding compliance with these rules.

Taxation of Capital Gains and Capital Losses

Generally, a Holder will be required to include in computing such Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Holder generally will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act. A Holder that is throughout the taxation year a Canadian controlled private corporation may be liable to pay a refundable tax on such Holder’s aggregate investment income including taxable capital gains realized. Capital gains realized by a Holder that is an individual, other than certain specified trusts, may be subject to alternative minimum tax.

Eligibility for Investment

Aura Shares are listed on the TSX and if so listed on the TSX or another “designated stock exchange” (as defined in the Tax Act) at the time of the Merger will be at that time “qualified investments” under the Tax Act for trusts governed by deferred profit sharing plans, registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”) (RRSPs, RRIFs, RESPs, RDSPs and TFSAs, collectively, “Registered Plans”).

Notwithstanding that Aura Shares may be qualified investments for Registered Plans, the holder of a TFSA or RDSP, subscriber of an RESP or the annuitant under an RRSP or RRIF will be subject to a penalty tax if the Aura Shares are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. Aura Shares generally will not be a prohibited investment for a Registered Plan provided the holder of a TFSA or RDSP, subscriber of a RESP or the annuitant under an RRSP or RRIF, as the case may be, (i) deals at arm’s length with Aura for purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act) in Aura. In addition, Aura Shares will not be a prohibited investment for a Registered Plan if such shares are “excluded property” (as defined in the Tax Act) for such Registered Plan. Holders to whom these rules may be relevant should consult their own tax advisors as to the application of these rules.

TIMING

If each of the Shareholder Meetings is held as scheduled and is not adjourned, the Required Shareholder Approvals are obtained and all other conditions set forth in the Merger Agreement are satisfied or waived, Aura and Rio Novo expect the Effective Date will be on or about March 16, 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving required regulatory approvals.

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The Merger will become effective on the date that the Articles of Merger are registered by the Registrar.

BUSINESS OF AURA AFTER GIVING EFFECT TO THE MERGER

General

Pursuant to the Merger, Rio Novo Shareholders (excluding Rio Novo Dissenting Shareholders and Ineligible Shareholders) will receive 0.053 of an Aura Share for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share). Upon completion of the Merger, the separate corporate existence of Rio Novo will cease and Aura, as the surviving company, will become the owner of all of the assets, property, rights, privileges, immunities and powers, and will be subject to all of the claims, debts, liabilities and obligations of, both Aura and Rio Novo.

Following completion of the Merger, Aura will continue the operations of Aura and Rio Novo on a combined basis. Aura’s existing policies and procedures, including those related to executive compensation and corporate governance, are not expected to change as a result of the Merger. Except as publicly disclosed or otherwise described in this Circular, the directors and officers of Aura and Rio Novo are not aware of any plans or proposals for material changes in the affairs of Aura or Rio Novo.

Based on the currently issued and outstanding Aura Shares and the currently issued and outstanding Rio Novo Shares, it is anticipated that, immediately following completion of the Merger, on a non-diluted basis, the Aura Shares to be issued under the Merger will represent approximately 22.0% of the issued and outstanding Aura Shares. The number of new Aura Shares to be issued to Rio Novo Shareholders in connection with the Merger is 9,473,962. The maximum number of Aura Shares to be issued upon the exercise of the new Aura Options to be issued in connection with the Merger is 154,230. The number of new Aura Shares to be issued to holders of Rio Novo DSUs is 314,186. The aggregate number of new Aura Shares to be issued in connection with the Merger, including upon the exercise of the new Aura Options, is 9,942,378, which represents 29.6% of the currently issued and outstanding Aura Shares.

The following sets forth certain information relating to Aura and Rio Novo, together with pro forma information of Aura after giving effect to the Merger and certain other adjustments. Additional information concerning each of Aura and Rio Novo is set forth elsewhere in this Circular. See Appendix I and Appendix J, respectively, to this Circular.

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Organization Chart

The following chart illustrates the corporate structure of Aura immediately following the completion of the Merger:

Selected Unaudited Pro Forma Financial Information of Aura

The following tables set out certain unaudited pro forma financial information for Aura after giving effect to the Merger for the year ended December 31, 2016 and as at and for the nine months ended September 30, 2017.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Aura for the year ended December 31, 2016 and the nine months ended September 30, 2017, including the notes thereto, attached as Appendix K to this Circular. Reference should also be made to: (a) the Aura Annual Financial Statements; (b) the Aura Interim Financial Statements; (c) the Rio Novo Annual Financial Statements; and (d) the Rio Novo Interim Financial Statements, each of which is incorporated by reference herein and can be found on SEDAR at www.sedar.com.

The unaudited pro forma consolidated financial statements of Aura are presented for illustrative purposes only and are not necessarily indicative of (i) the financial results that would have occurred had the Merger actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

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Selected Unaudited Pro Forma Financial Information for Aura Minerals Inc.

The following tables set out certain unaudited pro forma financial information for Aura after giving effect to the Merger for the year ended December 31, 2016 and the nine months ended September 30, 2017.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Aura for the year ended December 31, 2016 and the nine months ended September 30, 2017, including the notes thereto, attached as Appendix K to this Circular. Reference should also be made to: (a) the Aura Annual Financial Statements; (b) the Aura Interim Financial Statements; (c) the Rio Novo Annual Financial Statements; and (d) the Rio Novo Interim Financial Statements, each of which is incorporated by reference herein. See “Business of Aura After Giving Effect to the Merger”.

The unaudited pro forma consolidated financial statements of Aura following the Merger are presented for illustrative purposes only and are not necessarily indicative of (i) the financial results that would have occurred had the Merger actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

Unaudited Pro Forma Financial Information (US$000s) For the Year Ended December 31, 2016

	Aura Minerals Inc.	Rio Novo Gold Inc.	Pro Forma Adjustments	Pro Forma Information for Aura Minerals Inc. Following the Merger
Income (loss) for the period	$ 19,020	$ 4,428	$ -	$ 23,448

Unaudited Pro Forma Financial Information (US$000’s) as at and for the Nine Months Ended September 30, 2017

	Aura Minerals Inc.	Rio Novo Gold Inc.	Pro Forma Adjustments	Pro Forma Information for Aura Minerals Inc. Following the Merger
Income (loss) for the period	$ 3,813	$ (496)	$ -	$ 3,317
Total assets	183,090	79,551	(30,705)	231,936
Total liabilities	102,817	12,954	(2,800)	112,971
Total shareholders’ equity	80,273	66,597	(27,905)	118,965

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Pro Forma Consolidated Capitalization of Aura

The following table sets forth the consolidated capitalization of Aura as at September 30, 2017 and the pro forma consolidated capitalization of Aura as at September 30, 2017 after giving effect to the Merger:

Designation	Authorized	As at September 30, 2017 ($000’s, except share amounts)	As at September 30, 2017 after giving effect to the Merger ($000’s, except share amounts)
Aura Shares	Unlimited	US$548,217 (33,565,194 Aura Shares)	US$568,965 (43,039,156 Aura Shares)(1)(2)
Indebtedness	-	US$26,781	US$29,532

____________________________
Notes:

(1)	Includes 9,473,962 Aura Shares to be issued to Rio Novo Shareholders pursuant to the Merger.
(2)	43,907,286 Aura Shares on a fully-diluted basis, assuming the exercise of 868,130 outstanding Aura Options, including the Aura Options issued in connection with the Merger.

Principal Holders of Aura Shares Following the Merger

To the knowledge of the directors and executive officers of Aura, assuming the completion of the Merger, no Persons would beneficially own, or control or direct, voting securities of Aura carrying 10% or more of the voting right attached to any class of voting securities of Aura, other than:

Name of Aura Shareholder	Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage Outstanding Voting Securities of Aura
Northwestern Enterprises Ltd.(2)	23,792,057 Aura Shares	approximately 55.3%
Carteira International N.V.	5,121,947 Aura Shares	approximately 11.9%

____________________________
Notes:

(1)	Based on reports publicly filed on The System for Electronic Disclosure by Insiders (SEDI).
(2)	Northwestern is a company beneficially owned and controlled by the Aura Interested Director.

As is reflected in the Rio Novo Public Documents, there are currently outstanding shareholder loans provided by Northwestern to Rio Novo. There have been no discussions to date with respect to the repayment of such loans following the Merger, but (i) there is no intention that these loans will be converted into Aura Shares, and (ii) it is expected that the timing of repayment will be based on Aura’s ongoing financial position and cash requirements.

Comparison of Rights of Shareholders of Aura and Rio Novo

Each of Aura and Rio Novo is incorporated under the laws of the BVI and, accordingly, the rights of Aura Shareholders and Rio Novo Shareholders are governed by the BVIBCA and the MAA of each company. Upon completion of the Merger, the Rio Novo Shareholders (other than any Rio Novo Shareholders who have exercised Dissent Rights) will become Aura Shareholders, and the rights of such former Rio Novo Shareholders and Aura Shareholders will be governed by Aura’s MAA and the BVIBCA.

The relevant provisions of the MAAs where there are material differences between the rights of Rio Novo Shareholders and Aura Shareholders pursuant to the respective MAAs are set out in the discussion and table below.

Interaction with TSX Listing Rules

Unlike Rio Novo’s MAA, Aura’s memorandum of association contains express provisions that are, broadly, designed to ensure consistency with the TSX listing rules in force from time to time and that Aura is not permitted to do or prohibited from doing any act that is permitted or prohibited by the TSX listing rules (as appropriate). In particular, where the TSX listing rules conflict or are inconsistent with Aura’s MAA, Aura is required under its memorandum of association to amend its MAA to comply with the relevant requirement or to rectify the inconsistency. The provisions apply for as long as Aura has a class of securities listed on the TSX and, while that is the case, any amendment to Aura’s MAA is also subject to approval of the TSX.

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Significant Dispositions of Assets

Unlike Rio Novo’s MAA, Aura’s MAA disapplies certain statutory shareholder protections under the BVIBCA in relation to dispositions of assets by Aura. Specifically, Aura’s MAA disapplies section 175 of the BVIBCA, which broadly provides that, subject to a BVI company’s MAA and certain limited exceptions, any sale, transfer, lease, exchange or other disposition of more than fifty per cent in value of the assets of the company, if not made in the usual and regular course of the business carried on by the company (a “Significant Disposition”) (other than a mortgage, charge or other encumbrance or the enforcement thereof), requires, amongst other things, to be authorised by a resolution of members of the company and for details of such disposition to be provided to members. Rio Novo’s MAAs do not disapply such provisions. Section 179 of the BVIBCA (which is set out in Appendix D to this Circular) entitles a member of a BVI company to payment of the fair value of his shares upon dissenting from, amongst other things and subject to certain limited exceptions, a Significant Disposition. However, in the absence of any settled judicial authority on the point, it is unclear how the procedure and timing requirements for the exercise of dissenters’ rights under section 179 of the BVIBCA are intended to operate in the case of a BVI company which has disapplied section 175 of the BVIBCA.

Comparison of Other Rights under Aura and Rio Novo’s MAAs

The following table provides a side-by-side comparison of those provisions of Aura’s MAAs and Rio Novo’s MAAs which contain material differences from a Rio Novo Shareholder’s perspective.

Subject Matter	Provisions of Aura’s MAA	Provisions of Rio Novo’s MAA
Rights of Shares	Under Clause 6.2, where shares are held by another body corporate of which Aura holds, directly or indirectly, shares having more than 50% of the votes in the election of directors of that other body corporate, all rights and obligations attaching to the shares held by that other body corporate are suspended and shall not be exercised by that other body corporate.	There is no equivalent provision.

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Amendments to the Memorandum and Articles of Association	Under Clause 8, Aura may amend its Memorandum by a “Special Resolution of Aura Shareholders” (being either: (a) a resolution approved at a duly convened and constituted meeting of the Shareholders by the affirmative vote of at least two-thirds of the votes cast by the Shareholders who (being entitled to vote) voted in respect of that resolution; or (b) a resolution consented to in writing by all of the Shareholders entitled to vote on such resolution). Aura may amend its Articles by Resolution of Directors, with such amendment to be approved by a Resolution of Shareholders at the next meeting of Shareholders, save that no amendment may be made by Resolution of Directors: to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles; to change the percentage of Shareholders required to pass a Special Resolution of Shareholders or a Resolution of Shareholders to amend the Memorandum or the Articles; to increase or decrease the number of directors or the minimum or maximum number of directors; to add, change or remove restriction on the issue, transfer or ownership of shares; or to Clause 8 of the Memorandum. Aura may amend the Articles by Special Resolution of Shareholders to increase or decrease the number of directors or the minimum or maximum number of directors; or to add, change or remove restriction on the issue, transfer or ownership of shares. If Aura has a class of securities listed on the TSX, any amendment to the Memorandum or the Articles is subject to approval of the TSX.	Under Clause 7, the rights attached to shares (as specified in Clause 6 of the Memorandum) may only, whether or not Rio Novo is being wound up, be varied with the consent in writing of holders of more than two-thirds of the issued shares or by a resolution passed by not less than two-thirds of the votes cast by holders of shares who voted in respect of that resolution. Under Clause 10, subject to the foregoing, Rio Novo may amend its Memorandum or Articles by a “Resolution of Shareholders” (being either: (a) a resolution approved at a duly convened and constituted meeting of the Shareholders of Rio Novo by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted; or (b) a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon), save that Clauses 3 (Registered Office and Registered Agent) and 9 (Registered Shares) may be amended by a Resolution of Directors.
Listing on the TSX	Clause 9 contains express provisions that are, broadly, designed to ensure consistency with the TSX listing rules in force from time to time and that Aura is not permitted to do or prohibited from doing any act that is permitted or prohibited by the TSX listing rules (as appropriate). In particular, where the TSX listing rules conflict or are inconsistent with Aura’s MAA, Aura is required under its memorandum of association to amend its MAA to comoly with the relevant requirement or to rectify the inconsistency. The provisions apply for as long as Aura has a class of securities listed on the TSX.	There is no equivalent provision.

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Significant Dispositions of Assets

Under Regulation 2 (inter alia), section 175 (Disposition of Assets) of the BVIBCA shall not apply to Aura.

Please refer to “Comparison of Rights of Shareholders of Aura and Rio Novo – Significant Dispositions of Assets” for further information.

Section 175 of the BVIBCA applies to Rio Novo but, under Regulation 11.7, for the purposes of Section 175 BVIBCA, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by Rio Novo and such determination is, in the absence of fraud, conclusive.
Mortgages and Charges of Shares	Under Regulation 5.4, the directors may not resolve to refuse or delay the transfer of a share pursuant to the enforcement of a valid security interest created over the share.	There is no equivalent provision.
Transfer of Shares	Under Regulation 7, shares may be transferred in accordance with Section 54A of the BVIBCA. To the extent the shares are not listed on a recognised stock exchange, any transfer of shares shall be effected in accordance with Section 54 of the BVIBCA.	Under Regulation 6, subject to the provisions of the Articles, shares in Rio Novo may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate, must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution" (as defined in Regulation 6.1) or in some other manner satisfactory to Rio Novo.
Meetings and Consents of Shareholders

Under Regulation 8 (inter alia), a meeting of Shareholders designated as an Annual Meeting shall be convened no later than fifteen months after the holding the last preceding Annual Meeting but no later than six months after the end of Aura’s preceding financial year. If Aura has a class of securities listed on the TSX, it shall hold and conduct Annual Meetings in accordance with the TSX Listing Rules.

Under Regulation 7 (inter alia), a meeting of Shareholders designated as an "Annual Meeting" shall be convened no later than fifteen months after the holding the last preceding Annual Meeting.

Upon the written request of Shareholders entitled to exercise 5% or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

Upon the written request of Shareholders entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.
	The director convening a meeting shall give notice of the time and place of a meeting of Shareholders not less than 21 days and not more than 60 days before the date of the meeting to: (a) those Shareholders whose names appear as Shareholders in the register of members of Aura on the record date specified in the notice and are entitled to vote at the meeting; (b) the other directors; and (c) the auditor of Aura.	The director convening a meeting shall give not less than 21 days' notice of a meeting of Shareholders to: (a) those Shareholders whose names appear as Shareholders in the register of members of Rio Novo on the record date specified in the notice and are entitled to vote at the meeting; and (b) the other directors.

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The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date more than 60 days nor less than 21 days prior to the date on which the meeting is to be held.

The directors convening a meeting of Shareholders may fix the date notice is given of the meeting, or such other date as may be specified in the notice, as the record date for determining those Shareholders that are entitled to vote at the meeting, being a date not more than 50 days nor less than 21 days prior to the date on which the meeting is to be held.

	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least all of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than two Shareholders entitled to vote on Resolutions of Shareholders to be considered at the meeting. If the foregoing requirement is met, a quorum may comprise a single person who is proxyholder.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5 per cent. of the votes of the Shares or class or series of Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy.
Dissent Rights	Under Regulation 11, in addition to the dissent rights provided under section 179 of the BVIBCA, a member is entitled to dissent (in the manner provided for in section 179 of the Act) and be paid fair value for the Shares held by that member if Aura purports to resolve to: (a) amend its MAA to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of Shares of Aura of a class held by such member; (b) amend its MAA to add, change or remove any restriction on the business or businesses that Aura may carry on or upon the powers that Aura may exercise; (c) be continued under the laws of another jurisdiction; (d) sell, lease or exchange all or substantially all of its property other than in the ordinary course of business of Aura; or (e) carry out a Going-Private Transaction or a Squeeze-Out Transaction (as defined for the purposes of such Regulation).	Under Regulation 8, in addition to the dissent rights provided under section 179 of the BVIBCA, a member is entitled to dissent (in the manner provided for in section 179 of the BVIBCA) and be paid fair value for his shares if Rio Novo purports to resolve to: (a) amend its MAA to add, remove or change restrictions on the issue, transfer or ownership of shares of Rio Novo; (b) amend its MAA to add, remove or change any restriction upon the business or businesses that Rio Novo may carry on or upon the powers that the Rio Novo may exercise; (c) be continued under the laws of another jurisdiction; or (d) sell, lease or exchange all or substantially all of its property other than in the ordinary course of business of Rio Novo.

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Shareholder Proposals	Broadly, Regulation 9 contains provisions whereby a Shareholder entitled to vote at an Annual Meeting may submit proposals of matters to be discussed at the Annual Meeting, subject to the requirements of that Regulation being satisfied.	There is no equivalent provision.
Director Nomination Procedures	Broadly, Regulation 10 contains prescriptive requirements for the nomination and election of directors of Aura at Annual Meetings or Special Meetings of Aura. Notwithstanding such requirements, the board of directors of Aura may, in its sole discretion, waive any requirement in Regulation 10.	There is no equivalent provision. Under Regulation 10, the directors of Rio Novo shall be elected by the Shareholders for such term as the Shareholders determine, including on an annual basis, but a director’s term shall not exceed the close of the third Annual Meeting of Shareholders following the election.
Number of Directors	Under Regulation 12.3, the minimum number of directors shall be 3 (at least 2 of whom are not officers or employees of Aura or its affiliates) and the maximum number shall be 7.	Under Regulation 10.3, the minimum number of directors shall be one and the maximum number shall be 12.
Powers of Directors	Under Regulation 13.3., if Aura is the wholly owned subsidiary of a parent (at any time), a director of Aura may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the parent even though it may not be in the best interests of Aura.	There is no equivalent provision.
Proceedings of Directors

Under Regulation 14, a director shall be given not less than 2 days’ notice of meetings of directors, but a meeting of directors held without 2 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

Under Regulation 12, a director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days' notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one-half of the total number of directors, unless there are only two directors in which case the quorum is two.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

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Conflict of Interests	Under Regulation 17, a director of Aura who is interested in a transaction entered into or to be entered into by Aura shall not (a) vote on any resolution to approve the transaction unless the transaction (i) relates primarily to his or her remuneration as a director, officer, employee or agent of Aura or an affiliate; (ii) is for indemnity or insurance; or (iii) is with an affiliate; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of Aura, or do any other thing in his capacity as a director, that relates to the transaction.	Under Regulation 15, a director of Rio Novo who is interested in a transaction entered into or to be entered into by Rio Novo may: (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of Rio Novo or do any other thing in his capacity as a director, that relates to the transaction.
Distributions	Under Regulation 21.2, the directors may, not more than 60 days before the day on which a dividend is to be paid, fix a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend.	There is no equivalent provision.
Continuation	Under Regulation 25, Aura may by Special Resolution of Shareholders (as defined above) continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.	Under Regulation 24, Rio Novo may by Resolution of Shareholders continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.
Conflict with Canada Business Corporations Act	If any of the provisions of the Canada Business Corporations Act conflict with the Memorandum or Articles on the same matter, then Aura shall promptly amend the Memorandum and these Articles (as applicable) to comply with the Canada Business Corporations Act, provided that such amendment would not contravene or be in any way inconsistent with the BVIBCA.	There is no equivalent provision.

While Aura and Rio Novo believe that these are the only material differences between the rights of their respective shareholders prior to the Merger, this summary does not include a complete description of all of the differences between the rights of Rio Novo Shareholders and Aura Shareholders, nor does it include a complete description of the specific rights of the respective shareholders discussed. This discussion is not intended to indicate that the difference discussed above should be considered material by you or that other differences that you may consider equally important do not exist.

Each of Aura and Rio Novo urge you to carefully read this entire Circular and the documents to which Aura and Rio Novo refer in this Circular for a more complete understanding of the differences between being a Rio Novo Shareholder and being an Aura Shareholders. Aura’s current MAA is available on Aura’s SEDAR profile at www.sedar.com. Rio Novo’s current MAA is available on Rio Novo’s SEDAR profile at www.sedar.com.

RISK FACTORS

Aura Shareholders voting in favour of the Aura Resolutions and Rio Novo Shareholders voting in favour of the Rio Novo Resolutions will be choosing to combine the businesses of Aura and Rio Novo upon consummation of the Merger. The completion of the Merger involves risks. In addition to the risk factors described under the heading “Risk Factors” in the Aura AIF and under the heading “Risk Factors” in the Rio Novo AIF, which are specifically incorporated by reference into this Circular, the following are additional and supplemental risk factors which Aura Shareholders should carefully consider before making a decision regarding approving the Aura Resolutions and which Rio Novo Shareholders should carefully consider before making a decision regarding approving the Rio Novo Resolutions. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Aura and Rio Novo, may also adversely affect the Aura Shares and the Rio Novo Shares before the Merger, and the Aura Shares following the Merger, and/or the business of Aura and Rio Novo before the Merger and that of Aura following the Merger.

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The Merger is subject to satisfaction or waiver of several conditions.

The completion of the Merger is subject to a number of conditions precedent, some of which are outside of the control of the Parties, including obtaining the required regulatory approvals and the satisfaction of customary closing conditions. There can be no certainty that all conditions precedent to the Merger will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Merger not being completed. If, for any reason, the Merger is not completed, the market price of the Aura Shares and the Rio Novo Shares may be adversely affected. The Merger Agreement provides for a deadline for the completion of the Merger of April 30, 2018, unless otherwise extended by mutual agreement of the Parties.

The Merger Agreement may be terminated.

The Merger Agreement may be terminated by Aura or Rio Novo in certain circumstances. Accordingly, there is no certainty, nor can Aura or Rio Novo provide any assurance, that the Merger Agreement will not be terminated by either Aura or Rio Novo before the completion of the Merger. Failure to complete the Merger could materially negatively impact the market price of the Aura Shares and the Rio Novo Shares. Moreover, if the Merger Agreement is terminated, there is no assurance that the Rio Novo Board will be able to find a party willing to provide equivalent or greater consideration for the Rio Novo Shares than the Share Consideration to be issued pursuant to the terms of the Merger Agreement or that the Aura Board will be able to find another transaction that will provide the same benefits to Aura Shareholders as would the Merger. Certain costs relating to the Merger, such as legal, accounting and certain financial advisor fees, must be paid by Aura and Rio Novo even if the Merger is not completed. In addition, the failure of Aura or Rio Novo to comply with certain terms of the Merger Agreement may result in Aura or Rio Novo, as applicable, being required to pay the other Party’s expenses up to a maximum of $1,000,000, the result of which could have an adverse effect on Aura’s or Rio Novo’s financial position, as applicable, and results of operations and their ability to fund growth prospects and current operations.

Required shareholder approvals may not be obtained.

The Merger requires that the Aura Resolutions be approved by (i) at least a majority of the votes cast by Aura Shareholders present in person or by proxy at the Aura Meeting; and (ii) a majority of the votes cast by Aura Shareholders other than Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. In addition, the Merger requires that the Rio Novo Resolutions be approved by (i) at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting; and (ii) a majority of the votes cast by Rio Novo Shareholders other than Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. There can be no certainty, nor can Aura or Rio Novo provide any assurance, that the Required Shareholder Approvals will be obtained. In addition, and in accordance with TSX rules, the Aura Resolutions must be approved by at least a majority of the votes of cast by Aura Shareholders that are not both insiders of Aura and Rio Novo Shareholders. If the Merger is not completed and the Aura Board or the Rio Novo Board, as applicable, decides to seek another transaction, there can be no assurance that it will be able to find another transaction or series of transactions similar to the Merger that will provide the same benefits to Aura Shareholders or a party willing to provide equivalent or greater consideration than the Share Consideration to be issued pursuant to the Merger.

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Aura may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Aura and Rio Novo.

The anticipated success of Aura with respect to the Merger will depend in large part on the success of management of Aura in integrating the operations, technologies and personnel of Rio Novo with those of Aura after the Effective Date. The failure of Aura to successfully integrate Rio Novo, or the occurrence of any unanticipated operational problems or interruptions, expenses and liabilities could result in the failure of Aura to realize the anticipated benefits of the Merger and could impair the results of operations, profitability and financial results of Aura.

The overall integration of the operations, technologies and personnel of Rio Novo into Aura may also result in unanticipated operational problems, expenses, liabilities and diversion of management’s time and attention. There can be no assurance that Aura will not incur additional material costs in subsequent periods to reflect additional costs associated with the Merger or that the benefits of the Merger will be realized.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of Aura’s financial condition or results of operations following the Merger.

The unaudited pro forma consolidated financial statements of Aura attached as Schedule K to this Circular have been prepared by Aura and are based upon information available to Aura and its financial and accounting advisors. Such financial information is presented for illustrative purposes only and may not be an indication of Aura’s financial condition or results of operations prior to or following the completion of the Merger for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Aura and Rio Novo and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change, estimates and adjustment. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by Aura and Rio Novo in connection with the completion of the Merger. For example, the impact of any incremental costs incurred in integrating Aura and Rio Novo is not reflected in the unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and other factors may affect Aura’s financial condition or results of operations following the completion of the Merger. The market price of the Aura Shares may be adversely affected if the actual results of Aura after completion of the Merger fall short of the unaudited pro forma consolidated financial statements contained in this Circular.

Aura may not realize the benefits of all of Aura’s and Rio Novo’s growth projects following the Merger.

Aura will, after the Effective Time, own an expanded portfolio of exploration properties. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

It is possible that actual results of Aura’s and Rio Novo’s projects following the Merger will differ from Aura’s current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Aura’s current estimates. If actual results are less favourable than Aura currently estimates, Aura’s business, results of operations, financial conditions and liquidity following the Merger could be adversely impacted.

The issuance of a significant number of Aura Shares and resulting “market overhang” could adversely affect the market price of Aura Shares following the Merger.

The issuance of Aura Shares pursuant to the Merger will have an immediate dilutive effect on the ownership interest in Aura. Upon completion of the Merger, a significant number of additional Aura Shares will be available for trading in the public market. The increase in number of Aura Shares may lead to sales of Aura Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Aura Shares. The potential that an Aura Shareholder, including Northwestern, may sell its Aura Shares in the public market (commonly referred to as “market overhang”), as well as any actual sale of Aura Shares in the public market, could adversely affect the market price of the Aura Shares.

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The ratio of the market prices for Aura Shares and Rio Novo Shares may change in various circumstances.

Pursuant to the Merger, Rio Novo Shareholders will receive 0.053 of an Aura Share for each Rio Novo Share held (provided that, for each registered Rio Novo Shareholder, the number of Aura Shares resulting from such conversion will be rounded down to the nearest whole Aura Share). The respective market values of Aura Shares and Rio Novo Shares at the Effective Time may vary significantly from the market values immediately prior to the announcement of the Merger and at the date of this Circular. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Aura and Rio Novo, regulatory considerations, general market and economic conditions, changes in metals prices and other factors over which neither Aura nor Rio Novo has control. If the ratio of the respective market prices of an Aura Share to a Rio Novo Share changes, the value of the Share Consideration will rateably change.

Following completion of the Merger, the value of Aura Shares may be subject to material fluctuation and may increase or decrease in response to a number of events and factors, including changes in the market price for gold and copper; current events affecting the economic situation in Honduras, Brazil, Mexico, Colombia and internationally; trends in gold mining, copper mining and in mining generally; regulatory and/or other actions; changes in financial estimates and recommendations by securities analysts; acquisitions and financings; the economics of current and future projects of Aura and Rio Novo; variations in operating results; and operating and share price performance of other companies, including those that investors may deem comparable to Aura.

If the Merger is not completed, the market price of the Aura Shares and the Rio Novo Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Interests of certain persons in the Merger may be different from other Aura Shareholders or Rio Novo Shareholders.

Certain officers and directors of Aura and Rio Novo may have interests in the Merger that may be different from, or in addition to, the interests of other Aura Shareholders or Rio Novo Shareholders, as applicable, generally including, but not limited to, those interests discussed under the heading “Interests of Certain Persons or Companies in Matters to Be Acted Upon”. In considering the recommendations of the Aura Board and the Rio Novo Board to vote in favour of the Aura Resolutions and the Rio Novo Resolutions, as applicable, Aura Shareholders and Rio Novo Shareholders should consider these interests.

Dissent rights payments may affect Aura’s cash position.

Rio Novo Shareholders whose names have been entered in the register of members of Rio Novo have the right to exercise certain Dissent Rights and demand payment of the fair value of their Rio Novo Shares in cash in connection with the Merger in accordance with the BVIBCA. If Dissent Rights are exercised in respect of a significant number of Rio Novo Shares and the Merger is completed, a substantial cash payment may be required to be made to the Rio Novo Dissenting Shareholders that could have an adverse effect on Aura’s financial condition and cash resources. It is, however, a condition to the completion of the Merger that Dissent Rights not have been validly exercised with respect to more than 5% of the issued and outstanding Rio Novo Shares, which condition may only be waived by Aura in its sole discretion.

The application of interim operating covenants may preclude certain business opportunities.

Pursuant to the Merger Agreement, each of Aura and Rio Novo has agreed to certain interim operating covenants intended to ensure that Rio Novo conducts its business in the Ordinary Course and in accordance with Applicable Law, and each of Aura and Rio Novo and their Subsidiaries maintain and preserve their business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers and partners, except as required by Applicable Law or expressly authorized by the Merger Agreement. These operating covenants cover a broad range of activities and business practices. Consequently, it is possible that a business opportunity will arise that, as applicable, Aura or Rio Novo will not be able to pursue or undertake due to its covenants in the Merger Agreement unless the prior written consent of the other Party is obtained.

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Aura and Rio Novo will be subject to business uncertainties while the Merger is pending.

Uncertainty about the effect of the Merger on Aura and Rio Novo may have an adverse effect on Aura’s and Rio Novo’s relations with employees, partners, contractors, suppliers, lenders and other counterparties. In addition, the preparation required to complete the Merger may place a significant burden on management and internal resources. These uncertainties and demands could have an adverse effect on the day-to-day operations and business of Aura and Rio Novo.

Aura is incorporated under the laws of a foreign jurisdiction.

Aura is incorporated under the laws of the British Virgin Islands and most of its directors and officers reside outside of Canada. All of the assets of these persons (and of Aura) are located outside Canada. It may not be possible for investors to effect service of process within Canada upon Aura or any of its directors and officers. Rio Novo Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any Person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

Income Tax Laws

There can be no assurance that any applicable taxing authorities will agree with the tax consequences of the Merger as set forth in this Circular. Furthermore, there can be no assurance that applicable tax laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Aura and Aura Shareholders following completion of the Merger. Such taxing authorities may also disagree with how Aura or Rio Novo calculate or have in the past calculated their income for income tax purposes. Any such events could adversely affect Aura, its share price or the dividends or other payments to be paid to Aura Shareholders following completion of the Merger.

INTERESTS OF EXPERTS

Certain legal matters relating to the Merger have been passed upon on behalf of Aura by Blake, Cassels & Graydon LLP, with respect to Canadian matters, and Harney Westwood & Riegels, with respect to BVI matters, and on behalf of Rio Novo by McCarthy Tétrault LLP, with respect to Canadian matters, and Maples and Calder, with respect to BVI matters.

In addition, MNP and Canaccord Genuity are named as having prepared or certified an opinion and/or valuation in this Circular. As of the date hereof, each of MNP and Canaccord Genuity (and the designated professionals thereof) beneficially owns, directly or indirectly, less than 1% of the outstanding Aura Shares and less than 1% of the outstanding Rio Shares.

INFORMATION CONCERNING AURA MINERALS INC. AND RIO NOVO GOLD INC.

For detailed information regarding Aura, please see Appendix I of this Circular. For detailed information regarding Rio Novo, please see Appendix J of this Circular.

MATTERS TO BE CONSIDERED AT THE AURA MEETING

At the Aura Meeting, Aura Shareholders will be asked to consider the Aura Resolutions in the form set forth in Appendix A to this Circular. Aura Shareholders are urged to review the various sections of this Circular when considering the Aura Resolutions. In particular, see “The Merger” and Appendix J to this Circular. For information relating to the impact of the Merger on Aura and Rio Novo, see “Business of Aura After Giving Effect to the Merger” and Appendix K to this Circular.

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The Aura Resolutions must be approved by the affirmative vote of (a) at least a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting; and (b) in particular, a majority of the votes cast by Aura Shareholders present in person or represented by proxy at the Aura Meeting other than by those Aura Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “related party transaction” for Aura for the purposes of MI 61-101.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Aura Meeting intend to vote in favour of the Aura Resolutions.

MATTERS TO BE CONSIDERED AT THE RIO NOVO MEETING

At the Rio Novo Meeting, Rio Novo Shareholders will be asked to consider the Rio Novo Resolutions in the form set forth in Appendix B to this Circular. Rio Novo Shareholders are urged to review the various sections of this Circular when considering the Rio Novo Resolutions. In particular, see “The Merger” and Appendix I to this Circular. For information relating to the impact of the Merger on Aura and Rio Novo, see “Business of Aura After Giving Effect to the Merger” and Appendix K to this Circular.

The Rio Novo Resolutions must be approved by the affirmative vote of (a) at least a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting; and (b) in particular, a majority of the votes cast by Rio Novo Shareholders present in person or represented by proxy at the Rio Novo Meeting other than by those Rio Novo Shareholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101 as the Merger constitutes a “business combination” (and constitutes a “related party transaction”) for Rio Novo for the purposes of MI 61-101.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Rio Novo Meeting intend to vote in favour of the Rio Novo Resolutions.

GENERAL PROXY MATTERS – AURA

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Aura to be used at the Aura Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of Aura at nominal cost. All costs of solicitation by management will be borne by Aura.

The information set forth below generally applies to registered holders of Aura Shares. If you are a Non-Registered Shareholder (i.e., your Aura Shares are held through a broker, depository, financial institution or other nominee or intermediary), please see “Information for Non-Registered Shareholders” at the front of this Circular.

Appointment of Proxyholder

The individuals named as proxyholder in the accompanying form of proxy for Aura Shareholders are Rodrigo Barbosa, President and Chief Executive Officer and Ryan Goodman, VP Legal Affairs & Business Development, respectively, of Aura (collectively, “Aura Management Nominees”). An Aura Shareholder wishing to appoint some other person (who need not be an Aura Shareholder) to represent the Aura Shareholder at the Aura Meeting has the right to do so by striking out the names of the Aura Management Nominees named in the accompanying form of Aura proxy and inserting the desired person’s name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed form of proxy is received by Aura’s transfer agent, TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 no later than 12:00 p.m. (BVI time) on February 20, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Aura Meeting. Proxies delivered after that time will not be accepted.

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Revocation of Proxies

An Aura Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Aura Shareholder or by his or her duly authorized attorney or representative or, where the Aura Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 at any time up to and including the last business day preceding the day of the Aura Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Aura Meeting on the day of the Aura Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

Aura Shares represented by properly executed proxies in favour of persons designated as proxyholders in the enclosed form of Aura proxy will be voted in accordance with the instructions of the Aura Shareholder appointing the proxyholder on any ballot that may be called for; and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH AURA SHARES WILL BE VOTED IN FAVOUR OF THE AURA RESOLUTIONS WHERE NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE AURA SHAREHOLDER.

The enclosed form of Aura proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Aura Meeting, and with respect to other matters which may properly come before the Aura Meeting. In the event that amendments or variations to matters identified in the Notice of Aura Meeting are properly brought before the Aura Meeting or any further or other business is properly brought before the Aura Meeting, it is the intention of the Aura Management Nominees to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, management of Aura knows of no such amendment, variation or other matter which may be presented to the Aura Meeting.

Voting Securities of Aura and Principal Holders Thereof

Aura is authorized to issue an unlimited number of Aura Shares without par value. As at January 23, 2018, there were 33,565,194 Aura Shares issued and outstanding, which are its only outstanding voting securities. Each Aura Share entitles the holder thereof as of the Aura Record Date to one vote per share at the Aura Meeting.

The Aura Record Date for determination of Aura Shareholders entitled to receive notice of and to vote at the Aura Meeting is the close of business on January 18, 2018. Aura will prepare, as of the Aura Record Date, a list of Aura Shareholders entitled to receive the Notice of the Aura Meeting and showing the number of Aura Shares held by each such Aura Shareholder. Only Aura Shareholders whose names have been entered in the register of members of Aura on the close of business on the Aura Record Date will be entitled to receive notice of and to vote the Aura Shares shown opposite such Aura Shareholder’s name in such register at the Aura Meeting.

To the knowledge of the directors and executive officers of Aura, as of the date hereof, no Person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Aura Shares, other than:

Name of Aura Shareholder	Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage Outstanding Voting Securities of Aura
Northwestern Enterprises Ltd.(2)	17,589,075 Aura Shares	approximately 52.4%
Carteira International N.V.	5,121,947 Aura Shares	approximately 15.3%

____________________________
Notes:

(1)	Based on reports publicly filed on The System for Electronic Disclosure by Insiders (SEDI).
(2)	Northwestern is a company beneficially owned and controlled by the Aura Interested Director.

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Procedure and Votes Required

Each holder of Aura Shares whose name has been entered in the register of members of Aura at the close of business on the Aura Record Date will be entitled to receive notice of, to attend and to vote at the Aura Meeting.

Pursuant to Aura’s MAA and the BVIBCA:

(a)	each Aura Share entitled to be voted at the Aura Meeting will entitle the holder to one vote at the Aura Meeting in respect of the Aura Resolutions;

(b)	the number of votes required to pass the Aura Resolutions is the affirmative vote of at least a majority of the votes cast by Aura Shareholders who (being entitled to vote) voted in respect of the Aura Resolutions; and

(c)	the Aura Meeting will be duly constituted if, at the commencement of the Aura Meeting, there are present in person or represented by proxy not less than two Aura Shareholders entitled to vote on the Aura Resolutions. If the foregoing requirement is met, a quorum may comprise a single person who is proxyholder. If within 30 minutes from the time appointed for the Aura Meeting a quorum is not present, the Aura Meeting will stand adjourned to the next Business Day in the BVI at the same time and place or to such other time and place as the Aura Board may determine, and if at the adjourned Aura Meeting there are present within 15 minutes from the time appointed for the adjourned Aura Meeting in person or represented by proxy not less than one third of the votes of the Aura Shares, those present will constitute a quorum but otherwise the adjourned Aura Meeting will be dissolved. An Aura Shareholder will be deemed to be present at the Aura Meeting if he or she participates in the Aura Meeting by telephone or other electronic means and all Aura Shareholders or their authorized representatives participating in the Aura Meeting are able to hear each other.

Notwithstanding the foregoing, the Aura Resolutions authorize the Aura Board, without further notice to or approval of the Aura Shareholders, to amend the Merger Agreement, to the extent permitted by the Merger Agreement, and, subject to the terms of the Merger Agreement, to decide not to proceed with the Merger. See Appendix A to this Circular for the full text of the Aura Resolutions.

GENERAL PROXY MATTERS – RIO NOVO

Solicitation of Proxies

This Circular is also furnished in connection with the solicitation of proxies by management of Rio Novo to be used at the Rio Novo Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of Rio Novo at nominal cost. All costs of solicitation by management will be borne by Rio Novo.

The information set forth below generally applies to registered holders of Rio Novo Shares. If you are a Non-Registered Shareholder (i.e., your Rio Novo Shares are held through a broker, depository, financial institution or other nominee or intermediary), please see “Information for Non-Registered Shareholders” at the front of this Circular.

Appointment of Proxyholder

The individuals named as proxyholder in the accompanying form of proxy for Rio Novo Shareholders are Patrick Panero, President and Chief Executive Officer of Rio Novo, and William Dorson, the Chairman of the Rio Novo Board, respectively (collectively, “Rio Novo Management Nominees”). A Rio Novo Shareholder wishing to appoint some other person (who need not be a Rio Novo Shareholder) to represent the Rio Novo Shareholder at the Rio Novo Meeting has the right to do so by striking out the names of the Rio Novo Management Nominees named in the accompanying form of Rio Novo proxy and inserting the desired person’s name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed form of proxy is received by Rio Novo’s transfer agent, TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 no later than 11:00 a.m. (BVI time) on February 20, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Rio Novo Meeting. Proxies delivered after that time will not be accepted.

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Revocation of Proxies

A Rio Novo Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Rio Novo Shareholder or by his or her duly authorized attorney or representative or, where the Rio Novo Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 at any time up to and including the last business day preceding the day of the Rio Novo Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Rio Novo Meeting on the day of the Rio Novo Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

Rio Novo Shares represented by properly executed proxies in favour of persons designated as proxyholders in the enclosed form of Rio Novo proxy will be voted in accordance with the instructions of the Rio Novo Shareholder appointing the proxyholder on any ballot that may be called for; and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH RIO NOVO SHARES WILL BE VOTED IN FAVOUR OF THE RIO NOVO RESOLUTIONS WHERE NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE RIO NOVO SHAREHOLDER.

The enclosed form of Rio Novo proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Rio Novo Meeting, and with respect to other matters which may properly come before the Rio Novo Meeting. In the event that amendments or variations to matters identified in the Notice of Rio Novo Meeting are properly brought before the Rio Novo Meeting or any further or other business is properly brought before the Rio Novo Meeting, it is the intention of the Rio Novo Management Nominees to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, management of Rio Novo knows of no such amendment, variation or other matter which may be presented to the Rio Novo Meeting.

Voting Securities of Rio Novo and Principal Holders Thereof

Rio Novo is authorized to issue an unlimited number of Rio Novo Shares without nominal or par value. As at January 23, 2018, there were 178,754,016 Rio Novo Shares issued and outstanding, which are its only outstanding voting securities. Each Rio Novo Share entitles the holder thereof as of the Rio Novo Record Date to one vote per share at the Rio Novo Meeting.

The Rio Novo Record Date for determination of Rio Novo Shareholders entitled to receive notice of and to vote at the Rio Novo Meeting is the close of business on January 18, 2018. Rio Novo will prepare, as of the Rio Novo Record Date, a list of Rio Novo Shareholders entitled to receive the Notice of the Rio Novo Meeting and showing the number of Rio Novo Shares held by each such Rio Novo Shareholder. Only Rio Novo Shareholders whose names have been entered in the register of holders of Rio Novo Shares on the close of business on the Rio Novo Record Date will be entitled to receive notice of and to vote the Rio Novo Shares shown opposite such Rio Novo Shareholder’s name at the Rio Novo Meeting.

To the knowledge of the directors and executive officers of Rio Novo, as of the date hereof, no Person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Rio Novo Shares, other than:

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Name of Rio Novo Shareholder	Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage Outstanding Voting Securities of Rio Novo
Northwestern Enterprises Ltd.(2)	117,037,414 Rio Novo Shares	approximately 65.5%

____________________________
Notes:

(1)	Based on reports publicly filed on The System for Electronic Disclosure by Insiders (SEDI).
(2)	Northwestern is a company beneficially owned and controlled by the Aura Interested Director.

Procedure and Votes Required

Each holder of Rio Novo Shares at the close of business on the Rio Novo Record Date will be entitled to receive notice of, to attend and to vote at the Rio Novo Meeting.

Pursuant to Rio Novo’s MAA and the BVIBCA:

(a)	each Rio Novo Share entitled to be voted at the Rio Novo Meeting will entitle the holder to one vote at the Rio Novo Meeting in respect of the Rio Novo Resolutions;

(b)	the number of votes required to pass the Rio Novo Resolutions is the affirmative vote of at least a majority of the votes of Rio Novo Shares entitled to vote on the Rio Novo Resolutions and which were voted at the Rio Novo Meeting; and

(c)	the Rio Novo Meeting will be duly constituted if, at the commencement of the Rio Novo Meeting, there are two persons present in person or represented by proxy representing not less than 5% of the Rio Novo Shares entitled to vote on the Rio Novo Resolutions. A quorum may comprise a single Rio Novo Shareholder or proxy. If, within one hour from the time appointed for the Rio Novo Meeting, a quorum is not present, the Rio Novo Meeting will stand adjourned to such other time and place as the Rio Novo Board may determine, and if at the adjourned Rio Novo Meeting a quorum is not present within thirty minutes from the time appointed for the adjourned Rio Novo Meeting, the meeting shall be dissolved. A Rio Novo Shareholder will be deemed to be present at the Rio Novo Meeting if he or she participates in the Rio Novo Meeting by telephone or other electronic means and all Rio Novo Shareholders participating in the Rio Novo Meeting are able to hear each other.

Notwithstanding the foregoing, the Rio Novo Resolutions authorize the Rio Novo Board, without further notice to or approval of the Rio Novo Shareholders, to amend the Merger Agreement, to the extent permitted by the Merger Agreement, and, subject to the terms of the Merger Agreement, to decide not to proceed with the Merger. See Appendix B to this Circular for the full text of the Rio Novo Resolutions.

QUESTIONS AND OTHER ASSISTANCE

If you are an Aura Shareholder and have any questions or require more information with regard to voting your shares please contact Ryan Goodman, Corporate Secretary of Aura (i) by telephone at 305-239-9332, or (ii) by e-mail at info@auraminerals.com. If you are a Rio Novo Shareholder and have any questions or require more information with regard to voting your shares please contact Patrick Panero, President and Chief Executive Officer of Rio Novo, (i) by telephone at +55 (21) 3956-5025, or (ii) by e-mail at info@rnovogold.com.

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APPROVED BY DIRECTORS

Aura Minerals Inc. Board of Directors’ Approval

The contents and the sending of this Circular have been approved by the Aura Board.

(signed) “Rodrigo Barbosa”
Rodrigo Barbosa President & CEO Aura Minerals Inc.

January 23, 2018

Rio Novo Gold Inc. Board of Directors’ Approval

The contents and the sending of this Circular have been approved by the Rio Novo Board.

(signed) “Robert Patrick Panero”
Robert Patrick Panero President & CEO Rio Novo Gold Inc.

January 23, 2018

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EXPERTS’ CONSENTS

Consent of Canaccord Genuity Corp.

We have read the joint management proxy circular of Aura Minerals Inc. (“Aura”) and Rio Novo Gold Inc. (“Rio Novo”) dated January 23, 2018 (the “Circular”) with respect to a proposed merger involving Aura and Rio Novo.

We consent to the inclusion in the Circular of our fairness opinion to the board of directors of Aura and to the references to our firm name and our fairness opinion in the Circular.

(signed) “Canaccord Genuity Corp.”

Toronto, Ontario

January 23, 2018

Consent of MNP LLP

We have read the joint management proxy circular of Aura Minerals Inc. (“Aura”) and Rio Novo Gold Inc. (“Rio Novo”) dated January 23, 2018 (the “Circular”) with respect to a proposed merger involving Aura and Rio Novo.

We refer to (i) the formal valuation dated as at January 15, 2018, which we prepared for Aura, (ii) the formal valuation dated as at January 15, 2018, which we prepared for Rio Novo, and (iii) our fairness opinion to the board of directors of Rio Novo. We consent to the filing of each of the formal valuations with the securities regulatory authority and to the inclusion in the Circular of our fairness opinion and each of our formal valuations and to the references to our firm name, our fairness opinion and each of our formal valuations in the Circular.

(signed) “MNP LLP”

Vancouver, British Columbia

January 23, 2018

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APPENDIX A

AURA RESOLUTIONS

It is hereby RESOLVED THAT:

(a)	each of the Merger and the Plan of Merger be and is hereby approved;

(b)	notwithstanding the foregoing, the Aura Board be and is hereby authorized, without further notice to or approval of the Aura Shareholders, to amend, vary, modify the Merger Agreement, to the extent permitted by the Merger Agreement, and/or, subject to the terms of the Merger Agreement, to resolve not to proceed with the Merger; and

(c)	a certified copy of the minutes of the Aura Meeting be supplied to Rio Novo (or to its legal advisors) as evidence of the approval and authorization by Aura Shareholders of the Plan of Merger.

Capitalized terms used and not otherwise defined in this Appendix A shall have their meaning as defined in the Circular.

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APPENDIX B

RIO NOVO RESOLUTIONS

It is hereby RESOLVED THAT:

(a)	each of the Merger and the Plan of Merger be and is hereby approved;

(b)	notwithstanding the foregoing, the Rio Novo Board be and is hereby authorized, without further notice to or approval of the Rio Novo Shareholders, to amend, vary, modify the Merger Agreement, to the extent permitted by the Merger Agreement, and/or, subject to the terms of the Merger Agreement, to resolve not to proceed with the Merger; and

(c)	a certified copy of the minutes of the Rio Novo Meeting be supplied to Aura (or to its legal advisors) as evidence of the approval and authorization by Rio Novo Shareholders of the Plan of Merger.

Capitalized terms used and not otherwise defined in this Appendix B shall have their meaning as defined in the Circular.

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APPENDIX C

PLAN OF MERGER

This Plan of Merger is made on __________________________ 2018 by AURA MINERALS INC., a company incorporated in the British Virgin Islands with company number 1932701 (the Acquirer and also sometimes referred to as the Surviving Company) in relation to a merger with RIO NOVO GOLD INC., a company incorporated in the British Virgin Islands with company number 1455734 (the Target and, together with the Acquirer, the Constituent Companies).

WHEREAS:

(a)	the Acquirer was originally incorporated under the Business Corporations Act (Ontario) by letters patent dated July 12, 1946 under the name “Baldwin Consolidated Mines Limited” and subsequently changed its name as follows: by Articles of Amendment dated July 11, 1989, the Acquirer changed its name to “Canadian Baldwin Holdings Limited”; by Articles of Amendment dated July 27, 2005, the Acquirer changed its name to “Canadian Baldwin Resources Limited”; by Articles of Amendment dated March 22, 2006, the Acquirer changed its name to “Aura Gold Inc.”; by Articles of Continuance dated April 20, 2006, the Acquirer was continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act; and by Articles of Amendment dated July 20, 2007, the Acquirer changed its name to “Aura Minerals Inc.”;

(b)	the Acquirer continued as a company limited by shares under the BVI Business Companies Act, 2004 (as amended, the Act), and ceased to be incorporated under the Canada Business Corporations Act, on December 30, 2016;

(c)	the Target was originally incorporated as a company limited by shares under the Act on January 4, 2008 under the name “Ferdi Investments Inc.” and subsequently changed its name as follows: by an amendment and restatement of its memorandum and articles of association registered on May 14, 2008, the Target changed its name to “Rio Novo Holdings S.A.; and by an amendment and restatement of its memorandum and articles of association registered on January 5, 2010, the Target changed its name to “Rio Novo Gold Inc.”; and

(d)	the directors of each of the Constituent Companies deem it desirable and in the best interest of the Constituent Companies that the Acquirer be merged with the Target, pursuant to the provisions of Section 170 of the Act, with the Acquirer being the Surviving Company (the Merger).

NOW THEREFORE this Plan of Merger witnesses as follows:

1.	For the purposes of section 170(2) of the Act:-

(a)	The constituent companies to the Merger are the Acquirer and the Target.

(b)	The surviving company is the Acquirer.

(c)	The Acquirer is authorised to issue an unlimited number of shares of a single class with no par value, of which there are 33,565,194 shares issued and outstanding (the Acquirer Shares), all of which are entitled to vote on the Merger as one class.

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(d)	The Target is authorised to issue an unlimited number of shares of no par value each of a single class, of which there are 178,754,016 shares issued and outstanding (the Target Shares), all of which are entitled to vote on the Merger as one class.

(e)	Upon the Merger being effective (the Effective Time), the separate corporate existence of the Target shall cease and the provisions of section 173 of the Act shall apply to the Constituent Companies and, without limitation, the Surviving Company shall become the owner, without further action, of all the assets, property, rights, privileges, immunities, powers, objects and purposes of the Constituent Companies and the Surviving Company shall become subject to all claims, debts, liabilities and obligations of the Constituent Companies.

(f)	The terms and conditions of the Merger, including the manner and basis of cancelling, reclassifying or converting the shares of the Constituent Companies into shares, debt obligations or other securities in the Surviving Company, or money or other assets, or a combination thereof, shall be as follows and as further set forth in the Merger Agreement between the Acquirer and Target entered into on December 18, 2017 (the Merger Agreement):-

(i)	The Acquirer (as the Surviving Company) will, at the Effective Time and subject to the Merger Agreement and applicable law, issue 0.053 of a share of no par value in Acquirer (each such whole share in Acquirer, an Acquirer Share) in exchange for each Target Share (the Share Consideration) to the holders of issued and outstanding Target Shares (Target Shareholders) pursuant to the Merger (provided that, in the case of any fractional entitlements, the number of Acquirer Shares to be issued to each relevant Target Shareholder pursuant to such conversion (in aggregate) shall be rounded down to the nearest whole Acquirer Share), such Acquirer Shares to be “freely tradeable”, subject only to “control person” restrictions under securities Applicable Laws (as defined in the Merger Agreement) in Canada; provided that, if the Company, acting in its sole discretion, determines that any state or other jurisdiction within the United States (which term includes the United States of America, its territories and possessions, any state of the United States, and the District of Columbia) does not exempt the issuance of Share Consideration from such jurisdiction’s registration or qualification requirements, the Acquirer may, acting in its sole discretion, determine that holders of Target Shares resident in any such jurisdiction will receive an equivalent value of cash consideration in lieu of the Share Consideration.

(ii)	In respect of the 2,910,000 outstanding options to acquire Target Shares (the Target Options) that are outstanding as of the date of the Merger Agreement, the Acquirer (as the Surviving Company) will issue, at the Effective Time, options to acquire Acquirer Shares (the Acquirer Options) to the holders of outstanding Target Options immediately prior to completion of the Merger (the Target Optionholders) in exchange for such Target Options, which will be cancelled, on the basis of 0.053 of an Acquirer Option for each Target Option. In each case, the exercise price of the Acquirer Options so issued shall be the exercise price of the Target Options for which they are exchanged after dividing such exercise price by 0.053. For greater certainty, such Acquirer Options (whether or not issued under Acquirer’s stock option plan, the Acquirer Option Plan) will expire on the expiry date set out in the corresponding Target Option and will not be subject to the applicable expiry provisions of the Acquirer Option Plan or any analogous provision.

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(iii)	The Acquirer (as the Surviving Company) will issue, at the Effective Time, an aggregate of 314,186 Acquirer Shares to the holders of the 7,073,672 outstanding deferred share units issued under Target’s deferred share unit plan outstanding as of the date hereof (the Target DSUs) in exchange for their Target DSUs, which will be cancelled, and will further pay an aggregate of $60,213 in lieu of the additional Target DSUs that would have been issued but for black-out restrictions.

2.	The memorandum and articles of association of the Acquirer as in effect on the effective date shall be the memorandum and articles of association of the Surviving Company (the M&As) and, accordingly, there shall be no amendment to the M&As brought about by the Merger.

3.	The Merger shall be effective on the date the articles of merger are registered by the Registrar of Corporate Affairs (British Virgin Islands).

4.	This Plan of Merger shall be governed by, and the Merger shall be effective as provided by, the laws of the British Virgin Islands.

[Remainder of page intentionally left blank]

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Each of the parties hereto (acting by its duly authorised representative) has executed this Plan of Merger to be effective on the date first above written and acknowledges and agrees that this Plan of Merger may be signed in any number of counterparts (including as an Adobe PDF or similar electronic record), all of which when taken together shall constitute one and the same document.

AURA MINERALS INC.

acting by its duly authorised representative

Print name:

Title:

RIO NOVO GOLD INC.

acting by its duly authorised representative

Print name:

Title:

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APPENDIX D

SECTION 179 OF THE BVI BUSINESS COMPANIES ACT, 2004

179. Rights of dissenters

(1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i) a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii) a transfer pursuant to the power described in section 28(2);

(d) a redemption of his shares by the company pursuant to section 176; and

(e) an arrangement, if permitted by the Court.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares;

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and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6) A member who dissents shall do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a) the company and the dissenting member shall each designate an appraiser;

(b) the two designated appraisers together shall designate an appraiser;

(c) the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

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APPENDIX E

AURA FAIRNESS OPINION

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CANACCORD GENUITY CORP.

161 Bay Street, Suite 3000
Toronto, Ontario
Canada M5J 2S1

T: 416.869.7368
F: 416.869.3876

www.canaccordgenuity.com

December 17, 2017

The Special Committee of the Board of Directors and

The Board of Directors

Aura Minerals Inc.

Craigmuir Chambers

PO Box 71

Road Town, Tortola

VG1110

British Virgin Islands

To the Special Committee and the Board:

Canaccord Genuity Corp. (“we” or “Canaccord Genuity”) understands that Aura Minerals Inc. (“Aura” or the “Company”) is considering entering into a merger agreement (the “Merger Agreement”) with Rio Novo Gold Inc. (“Rio Novo”), under which Aura and Rio Novo will combine pursuant to a plan of merger under section 170 of the BVI Business Companies Act, 2004 (the “Transaction”). Under the terms of the Merger Agreement, Aura will acquire Rio Novo and each holder of outstanding ordinary shares of Rio Novo (the “Rio Novo Shares”) will be entitled to receive 0.053 of a share (the “Exchange Ratio”) of Aura (an “Aura Share”) in exchange for each Rio Novo Share held (the “Consideration”).

The terms of the Transaction are set out in the Merger Agreement and will be described in a joint management information circular of Aura and Rio Novo which is to be sent to holders of Aura Shares (the “Aura Shareholders”) and holders of Rio Novo Shares (the “Rio Novo Shareholders”) in connection with the Transaction.

Canaccord Genuity also understands that Northwestern Enterprises Ltd. (“Northwestern”), a private company controlled by Paulo de Brito, Chairman of the board of directors of Aura (the “Board of Directors” or the “Board”), owns 17,589,075 Aura Shares, representing approximately 52.4% of the outstanding Aura Shares, and 117,037,414 Rio Novo Shares, representing approximately 65.5% of the outstanding Rio Novo Shares. Canaccord Genuity understands that Northwestern, as well as the senior officers and directors of Aura, have agreed to enter into voting support agreements (the “Voting Support Agreements”), whereby such parties will commit to vote any Aura Shares held in favour of the Transaction, subject to the terms and conditions of the Voting Support Agreements. Canaccord Genuity understands that a committee of members of the Board who are independent of Northwestern and of Aura’s management (the “Special Committee”) has been constituted to consider the Transaction and make recommendations thereon to the Board.

Canaccord Genuity has been advised by counsel to the Company that the Transaction is, for Aura, a “related party transaction,” as such term is defined in Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions (“MI 61-101”). We understand that Aura has retained MNP LLP to prepare and deliver to the Special Committee and the Board a formal valuation of the Aura Shares (the “Aura Valuation”) that complies with the requirements of MI 61-101. We further understand that Rio Novo has retained MNP LLP to prepare and deliver to the board of directors of Rio Novo a formal valuation of the Rio Novo Shares (the “Rio Novo Valuation” and together with the Aura Valuation, the “Valuations”) that complies with the requirements of MI 61-101. Canaccord Genuity has not been asked to provide, and has not prepared, a valuation with respect to any securities of Aura or Rio Novo and this Fairness Opinion (as hereinafter defined) should not be construed as such. This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Engagement

Aura initially contacted Canaccord Genuity regarding a potential advisory assignment in March 2017 and Canaccord Genuity was formally engaged by the Special Committee and the Board through a letter agreement between the Company and Canaccord Genuity (the "Engagement Agreement") dated April 7, 2017, as executed by the Company on April 10, 2017. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as the exclusive financial advisor to the Company, the Board and the Special Committee in connection with the Transaction, including, if so requested by the Special Committee or the Board, the provision of an opinion with respect the fairness, from a financial point of view, of the consideration to be issued by Aura under the terms of the Merger Agreement, to the Aura Shareholders other than Northwestern (the “Fairness Opinion”). The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a fee for its services as financial advisor, including a fee of C$150,000 upon delivery of a fairness opinion and a fee of C$500,000 to be paid contingent on the completion of the Transaction. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses, is entitled to a share of any “break fee” that may be paid to the Company in connection with the Merger Agreement, and to be indemnified by the Company in certain circumstances.

Relationship with Interested Parties

Neither Canaccord Genuity nor any of its affiliates is an issuer insider, associated entity, or affiliated entity (as those terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of Aura, Rio Novo, Northwestern or any of their respective associates, affiliates or subsidiaries (collectively, the “Interested Parties”) nor an advisor to any person, company or trust other than to the Company with respect to the Transaction. Canaccord Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past three years, other than the services provided under the Engagement Agreement and as disclosed herein. Other than pursuant to the Engagement Agreement, Canaccord Genuity has not entered into any other agreements or arrangements with any Interested Party with respect to any future dealings. However, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of one or more Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission or other compensation. As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Interested Parties and the Transaction. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide investment banking and other financial services to one or more of the Interested Parties in the future.

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services to companies and institutions across sectors, including the mining industry. Canaccord Genuity has professionals and offices across Canada, as well as in the United States, the United Kingdom, France, Australia, Israel, the United Arab Emirates, Hong Kong and China. The Fairness Opinion represents the views and opinions of Canaccord Genuity, and the form and content of the Fairness Opinion has been approved by a committee of Canaccord Genuity senior officers, each of whom is experienced in merger, acquisition, divestiture, valuation and capital markets matters.

Scope of Review

In connection with the Fairness Opinion, Canaccord Genuity reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

1.	An execution copy of the Merger Agreement (including the schedules thereto);
2.	a draft of the press release to be issued in connection with the Transaction;

2

3.	the preliminary Valuations;
4.	substantially final drafts of the Voting Support Agreements;
5.	the audited consolidated financial statements and associated management's discussion and analysis of the Company and Rio Novo as at and for each of the fiscal years ended December 31, 2014, 2015, and 2016;
6.	the unaudited interim condensed consolidated financial statements and associated management's discussion and analysis of the Company and Rio Novo as at and for the three months ended March 31, 2017, June 30, 2017 and September 30, 2017;
7.	the annual information forms of the Company and Rio Novo for each of the fiscal years ended December 31, 2014, 2015, and 2016;
8.	the following NI 43-101 Technical Reports filed by Aura:
a.	related to the EPP Project, dated January 13, 2017;
b.	related to the re-opening of the Aranzazu Mine, dated September 18, 2015;
c.	related to the San Andrés Mine, dated July 2, 2014;
d.	related to the Serrote da Laje Project, dated October 15, 2012;
e.	related to the São Francisco Mine, dated January 31, 2012;
9.	the following NI 43-101 Technical Reports filed by Rio Novo:
a.	related to the Almas Gold Project, dated August 9, 2016;
b.	related to the Toldafria Project, dated May 31, 2011;
c.	related to the Guarantã Gold Project, dated February 12, 2010;
10.	the press release dated December 1, 2017 the sale of Mineração Vale Verde Ltda,
11.	the notice of meeting and management information circulars of the Company with respect to the annual meetings of shareholders for each of the fiscal years ended December 31, 2014, 2015, and 2016, including the meeting of Aura Shareholders held on May 26, 2017;
12.	the notice of meeting and management information circulars of Rio Novo with respect to the annual meetings of shareholders for each of the fiscal years ended December 31, 2014, 2015, and 2016, including the meeting of Rio Novo Shareholders held on September 29, 2017;
13.	recent press releases, material change reports and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;
14.	discussions with the Company’s senior management concerning the Company’s financial condition, the proposed transaction, the industry and its future business prospects;
15.	discussions with management surrounding the Company’s longer-term business and growth prospects;
16.	internal financial models provided by management of the Company and Rio Novo for the projected remaining life of the Company’s assets, through 2026, and the projected remaining life of Rio Novo’s assets, through 2032;
17.	certain other internal financial, operational and corporate information prepared or provided by the management of the Company;
18.	discussions with the Special Committee and the Board;
19.	discussions with the Company’s legal counsel relating to legal matters including with respect to the Transaction;
20.	publicly available information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Canaccord Genuity to be relevant;
21.	publicly available information with respect to comparable transactions considered by Canaccord Genuity to be relevant;

3

22.	selected reports published by equity research analysts and industry sources regarding the Company and other comparable public entities considered by Canaccord Genuity to be relevant;
23.	selected public market trading statistics and relevant financial information in respect of the Company and other comparable public entities considered by Canaccord Genuity to be relevant; and
24.	such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by Aura to any information requested by Canaccord Genuity.

Canaccord Genuity did not meet with the auditors of either Aura or Rio Novo as part of its review and has assumed the accuracy and fair presentation of and relied upon the financial statements of Aura and Rio Novo, as presented.

Prior Valuations

Aura has represented to Canaccord Genuity that there have not been any prior valuations (as defined in MI 61-

101)    relating to Aura, of all or a material part of the assets or the securities of Aura or any of its subsidiaries, made in the three years preceding the date hereof other than the Valuations.

Assumptions and Limitations

With the approval of the Special Committee and the Board and as provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, senior management of Aura, Rio Novo and their respective consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of Aura have represented to Canaccord Genuity in a certificate delivered as of the date hereof, among other things, that (i) the Information, whether in written, electronic or oral form, provided by Aura or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or their respective agents or representatives to Canaccord Genuity (the “Aura Information”) for the purpose of preparing the Fairness Opinion was, at the date the Aura Information was provided to Canaccord Genuity, and is (except to the extent superseded by more current Aura Information provided to Canaccord Genuity), at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Aura Information or any statement contained therein not misleading in light of the circumstances under which the Aura Information was provided or any statement was made; (ii) since the dates on which the Aura Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Aura or any of its subsidiaries and no material change has occurred in the Aura Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (iii) there are no material independent appraisals or valuations or material non-independent appraisals, valuations or material expert reports relating to Aura, its securities, or any of its subsidiaries or any of their respective material assets or liabilities within their possession or control or knowledge that have been prepared as of a date within the two years preceding the date hereof that have not been provided to Canaccord Genuity; (iv) since the dates on which the Aura Information was provided to Canaccord Genuity, no material transaction has been entered into by Aura or any of its subsidiaries, and, except for the Transaction, Aura has no plans and management of Aura is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Aura or any of its subsidiaries or that would constitute a “material change” (as such term is defined in the Securities Act (Ontario) (the “Act”)); (v) such senior officers of Aura have no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Aura Information that could reasonably be expected to affect the Fairness Opinion, including the assumptions used, procedures adopted,

4

the scope of the review undertaken or the conclusions reached; (vi) other than as disclosed in the Aura Information, none of Aura nor its subsidiaries has any material contingent liabilities (on a consolidated or non- consolidated basis) and, to the best of the knowledge, information and belief of the certifying officers after due inquiry, there are no material actions, suits, proceedings or inquiries pending or threatened against or affecting Aura or any of its subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board agency or instrumentality which may in any way materially affect Aura and its subsidiaries, taken as a whole; (vii) all financial material, documentation and other data concerning Aura, its subsidiaries and the Transaction provided to Canaccord Genuity, other than the Aura Projections (as defined below), were prepared on a basis consistent in all material respects with the accounting policies of Aura applied in the audited consolidated financial statements of Aura dated as at December 31, 2016, which have been presented in accordance with International Financial Reporting Standards (“IFRS”); (viii) with respect to any portions of the Aura Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates (collectively, “Aura Projections”), such Aura Projections (other than those superseded by more current Aura Projections provided to Canaccord Genuity) (a) were reasonably prepared on bases reflecting reasonable estimates and judgment of Aura; (b) were prepared using the assumptions identified therein, which in the reasonable belief of the management of Aura are (or were at the time of preparation) reasonable in the circumstances; and (c) are not, in the reasonable belief of the management of Aura, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation; (ix) no verbal or written offers for, at any one time, all or a material part of the properties and assets owned by, or the securities of, Aura or any of its subsidiaries, have been received or made and no negotiations have occurred relating to any such offer within the two years preceding the date hereof that have not been disclosed to Canaccord Genuity; (x) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed in writing to Canaccord Genuity; and (xi) the contents of Aura’s public disclosure documents are true and correct in all material respects and do not contain any misrepresentation (as such term is defined in the Act) and such disclosure documents comply in all material respects with all requirements under applicable laws.

Canaccord Genuity has also assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents.

The Fairness Opinion has been rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Aura, Rio Novo and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Canaccord Genuity in discussion with management of Aura. In its analyses and in preparing the Fairness Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any person other than the Special Committee and the Board without the express prior written consent of Canaccord Genuity. The Fairness Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Canaccord Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw the Fairness Opinion and disclaims any undertaking or obligation to update the Fairness Opinion after the date hereof.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Aura Shareholder or Rio Novo Shareholder as to whether or not to vote in favour of the Transaction. The Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to Aura or Rio Novo.

5

Financial Considerations

In arriving at this Fairness Opinion, Canaccord Genuity performed certain financial analysis on Aura on a stand- alone basis and on Rio Novo on a stand-alone basis. Canaccord Genuity used methodologies and assumptions that we considered appropriate in the circumstances for the purposes of providing this Fairness Opinion.

In the context of this Fairness Opinion, Canaccord Genuity considered, among other factors, the following methodologies in its assessment of the relative value of Aura and Rio Novo:

a.	the Net Asset Value (“NAV”) approach

b.	the Comparable Trading Analysis approach

c.	recent market price and historical trading of the Aura Shares and the Rio Novo Shares

Net Asset Value

The Net Asset Value approach considers the values of a company’s key assets on an individual basis which are then aggregated together and adjusted for the liabilities and obligations of the company. Certain of the mining assets of each of Aura and Rio Novo were subjected to a discounted cash flow of the estimated future cash flows generated by and used in the respective asset, including opening, reclamation, closure and other expenditures. Other assets and liabilities are reflected as circumstances dictate according to Canaccord Genuity’s judgement which may include inclusion at invested amount, historical cost, accounting value, or expected realizable value.

Aura

Canaccord Genuity performed a discounted cash flow analysis with respect to the properties known as: San Andres, Ernesto/Pau-A-Pique, Aranzazu and Sao Francisco. In each case, the life of mine cash flows were based on Aura management projections, with certain adjustments made by Canaccord Genuity to reflect, among other factors, commodity pricing assumptions. Those cash flows were discounted with 5% discount rate. The property known as Serrote de Laie Project was included based on the sale price of Mineração Vale Verde Ltda,in the transaction announced on December 1, 2017. Other exploration assets were ascribed a de minimus value and other assets and liabilities were included at book value. A negative adjustment was also made to reflect the present value of future corporate overhead expenses.

Rio Novo

Canaccord Genuity performed a discounted cash flow analysis with respect to the property known as Almas, with life of mine cash flows based on Rio Novo management projections, with certain adjustments made by Canaccord Genuity to reflect, among other factors, commodity pricing assumptions. Those cash flows were discounted with 5% discount rate. Other exploration assets were ascribed a de minimus value and other assets and liabilities were included at book value. A negative adjustment was also made to reflect the present value of future corporate overhead expenses.

Comparable Trading Analysis

Canaccord Genuity reviewed public market trading statistics of select companies that were relevant to the stage of development of the key assets of Aura and Rio Novo In particular, Canaccord Genuity considered the Price/NAV to be the primary metric on which to apply those trading statistics to the respective assets being valued. Those Price/NAV multiples were applied to the net present values of the appropriate values to recalculate an adjusted Net Asset Value (“Adjusted NAV”).

Recent and Historical Trading

Canaccord Genuity reviewed the closing and volume weighted average prices for each of the Aura Shares and the Rio Novo Shares, as well as trading prices of certain comparable companies and relevant indices, for periods ending December 15, 2017. Canaccord Genuity also considered those trading levels relative to premiums paid in transactions where one company is being acquired by another.

6

Fairness Considerations

The assessment of fairness, from a financial point of view, to Aura Shareholders (other than Northwestern) of the Consideration to be issued by Aura under the terms of the Merger Agreement, must be determined in the context of the particular transaction. Canaccord Genuity based its conclusion in this Opinion upon a number of quantitative and qualitative factors including, but not limited to:

•	the fact that Aura Shareholders will own 77.4% of the Aura Shares outstanding following completion of the Transaction, indicating that Aura is acquiring Rio Novo;

•	the fact that the Exchange Ratio implies a premium to trading prices for the Rio Novo Shares consistent with previous transactions where companies are acquired;

•	the Exchange Ratio is consistent with the relative value of the Aura Shares and the Rio Novo Shares based on our analysis using a Net Asset Value analysis and Adjusted NAV analysis;

•	the Exchange Ratio is consistent with the conclusions reached in the Valuations;

•	the Transaction is expected to provide Aura Shareholders with greater capital markets profile and liquidity in the Aura Shares;

•	a review of the impact of the Transaction on the gold production and cash flow profile on Aura, as well as benefits due to the nature of Rio Novo’s asset portfolio when combined with Aura’s;

•	other factors and analyses which we have judged, based on our experience in rendering such opinions, to be relevant.

Fairness Opinion

Based upon and subject to the foregoing and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration to be issued by Aura under the terms of the Merger Agreement is fair, from a financial point of view, to Aura Shareholders, other than Northwestern.

Yours Very Truly,

CANACCORD GENUITY CORP.

7

APPENDIX F

AURA INDEPENDENT VALUATION

F-1

PREPARED BY:

Michael Sileika, CPA, CA, CBV
Valuation and Litigation Support

Suite 2200, MNP Tower
1021 West Hastings
Vancouver, BC V6E 0C3
Office:	604.637.1585
Fax:	604.685.8594
michael.sileika@mnp.ca
www.mnp.ca

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

1 Introduction	1
2 Purpose	1
3 Background of the Transaction	2
4 Summary of Value	2
5 Credentials of MNP LLP	2
6 Independence and Objectivity	3
7 Definition of Value	3
8 Price vs. Fair Market Value	4
9 Restrictions	4
10 Qualifications	5
11 Company Overview	5
12 Mineral Resources and Reserves	9
13 Financial Position of Aura	10
14 Industry Overview	11
15 Economic Overview	13
16 Assumptions	14
17 Valuation Methodology	15
18 Primary Valuation Approach Selected	16
19 Application of the Discount Cash Flow Method	18
20 Discount Rate Determination	20
21 Discounted Cash Flow Sensitivity	21
22 Market Approach Methodology	21
23 Other Assets	22
24 Valuation Conclusion	23

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Tables

Table 1: Summary of fair market value	2
Table 2: 12 month market capitalization	6
Table 3: 12 month trading volume	6
Table 4: San Andres – reserves and resources	7
Table 5: Aranzazu – resources	8
Table 6: Serrote – reserves and resources	8
Table 7: Ernesto Pau-a-Pique – reserves and resources	9
Table 8: Global economic outlook	13
Table 9: San Andres sensitivity, in $000’s	21
Table 10: Aranzazu sensitivity, in $000’s	21
Table 11: Ernesto Pau-a-Pique sensitivity, in $000’s	21
Table 12: Valuation Conclusion	23

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Appendices

Appendix A: Schedules			24
Schedule 1:	Valuation Summary	1
Schedule 2:	San Andres Property – Discounted Cash Flow – Reserves	3
Schedule 3:	San Andres Property – Discounted Cash Flow – Resources	5
Schedule 4:	San Andres Property – Weighted Average Cost of Capital Summary	7
Schedule 5:	Aranzazu Property – Discounted Cash Flow	8
Schedule 6:	Aranzazu Property – Copper Production and Revenue	11
Schedule 7:	Aranzazu Property – Gold Production and Revenue	12
Schedule 8:	Aranzazu Property – Silver Production and Revenue	13
Schedule 9:	Aranzazu Property – Operating Expenses	14
Schedule 10:	Aranzazu Property – Capital Expenditures	15
Schedule 11:	Aranzazu Property – Weighted Average Cost of Capital Summary	16
Schedule 12:	Ernesto Pau-a-Pique Property – Discounted Cash Flow	17
Schedule 13:	Ernesto Pau-a-Pique Property – Weighted Average Cost of Capital Summary	19
Schedule 14:	In-Situ Summary	20
Schedule 15:	In-Situ – Comparable Transactions: Valuation Multiple Calculation – Gold Resources	21
Schedule 16:	In-Situ – Comparable Transactions: Valuation Enterprise Value Attributable to Resources	23
Schedule 17:	In-Situ – Comparable Transactions: Resource Saleable In-Situ Value	24
Schedule 18:	In-Situ – Comparable Transactions: Contained Resources	25
Schedule 19:	In-Situ – Comparable Transactions: Screening Summary	26
Schedule 20:	Weighted Average Cost of Capital – Screening	27
Schedule 21:	Analyst Forecast – Gold	28
Schedule 22:	Analyst Forecast – Copper	29
Schedule 23:	Analyst Forecast – Silver	30
Schedule 24:	Historical Statement of Comprehensive Income Summary	31
Schedule 25:	Historical Consolidated Statements of Financial Position Summary	33
Appendix B: Scope of Review			25

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

PRIVATE AND CONFIDENTIAL

January 15, 2018

Aura Minerals Inc.

PO Box 71
Road Town, Tortola

VG1110

British Virgin Islands

Attention:      Board of Directors and Special Committee of the Board of Directors

Dear Board of Directors and Special Committee of the Board of Directors:

Re:   Aura Minerals Inc.
 Formal Valuation Report1

1             Introduction

1.1	At your request, we have reviewed certain information supplied to us with a view to provide you with an independent formal valuation report (the “Formal Valuation Report”) of the fair market value (“FMV”) of the issued and outstanding shares of Aura Minerals Inc. (“Aura”), in compliance with Multilateral Instrument 61-101 - ‘Protection of Minority Security Holders in Special Transactions’ (“MI 61-101”), as at December 11, 2017 (the “Valuation Date”).

1.2	Unless otherwise noted, all currencies noted in this Formal Valuation Report are denominated in United States dollars.

2             Purpose

2.1	We understand our Formal Valuation Report is required to assist Aura to be in compliance with MI 61-101 regarding a planned merger pursuant to section 170 of the BVI Business Companies Act, 2004 (the “Proposed Merger”) with Rio Novo Gold Inc. (“Rio Novo”).

2.2	We understand that our Formal Valuation Report is subject to the disclosure requirements under MI 61-101.

____________________

1 As defined by the Multilateral Instrument 61-101

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

3             Background of the Transaction

3.1          We understand that Aura and Rio Novo are considering the Proposed Merger and propose to enter into a definitive agreement for the Proposed Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Rio Novo shareholders will receive 0.053 of an Aura share for each Rio Novo share held. Upon completion of the Proposed Merger, Aura shall be merged with Rio Novo, whereupon the separate corporate existence of Rio Novo shall cease, and Aura shall continue as the surviving company in the Proposed Merger and will continue the operations of Aura and Rio Novo on a combined basis.

3.2          We further understand that, as of December 17, 2017, there were 33,565,194 Aura shares and 178,754,016 Rio Novo shares outstanding (each, on a non-diluted basis). Assuming that there are no Rio Novo dissenting shareholders and assuming no Aura shares are issued pursuant to Aura options, there will be, immediately following the completion of the Merger approximately 43,039,156 Aura shares issued and outstanding. Immediately following the completion of the Merger, on a non-diluted basis, the Aura shares to be issued under the Merger will be approximately 22.0% of the issued and outstanding Aura shares.

4             Summary of Value

4.1	Subject to the scope, key assumptions, restrictions and qualifications noted in this report, we determine the fair market value of all the issued and outstanding shares of Aura as at the Valuation Date to be as follows (see Schedule 1):

Table 1: Summary of fair market value

4.2	Where a specific amount is required, we note the midpoint of the range presented above.

5             Credentials of MNP LLP

5.1	MNP LLP (“MNP”) is the 5th largest accountancy and business advisory firm in Canada and the 2nd largest in British Columbia. Founded in 1945, MNP has grown from a single office in Manitoba to more than 70 locations across Canada. MNP is a member of the Praxity affiliation of accounting and advisory firms, and benefits from the shared knowledge and resources of affiliates.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

5.2          MNP’s Valuation Practice has broad experience in completing assignments involving the valuation of companies and assets for various purposes including transactions involving publicly traded companies, financial reporting, income tax compliance and planning, dispute resolution, economic loss quantification, among others. Our team of valuators, who have professional designations including Chartered Business Valuator, Chartered Financial Analyst and Chartered Accountant, has experience with valuations in the pharmaceutical sectors, as well as a broad range of other industries.

5.3          MNP’s Valuation Practice has prepared Formal Valuations across a wide variety of industries. Our experience in the mining industry include valuations for the purpose of financial reporting, transaction based, and dispute related.

6             Independence and Objectivity

6.1	This Report was prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators, and in doing so the author acted independently and objectively.

6.2	MNP has reviewed the requirements of MI 61-101 regarding valuator independence. MNP is independent of Rio Novo, Aura and Northwestern Enterprises Ltd. (“Northwestern”) as per the requirements of MI 61-101.

6.3	MNP’s compensation for this Formal Valuation Report was not contingent upon any action or event resulting from the use of this Formal Valuation Report.

6.4	Neither MNP nor its principals or any of its employees, affiliates or associates is an insider, associate or affiliate of Rio Novo, Aura, Northwestern, or any of their respective associates or affiliates in connection with any matter.

6.5          Neither MNP nor its principals or any of its employees, affiliates or associates have a financial interest in the completion of the Proposed Merger. The compensation received for undertaking this assignment is in no way dependent in whole or in part on the agreement, arrangement or an understanding that gives a financial incentive in respect of the conclusion reached or the outcome of the Proposed Merger.

6.6	Neither MNP nor its principals or any of its employees, affiliates or associates is acting as an advisor Rio Novo, Aura, or Northwestern in connection with any matter, including other advisory service, other than providing this Formal Valuation Report as described herein, a fairness opinion to you in connection with the Proposed Merger (the “Fairness Opinion”) and a formal valuation report in respect of the shares of Rio Novo. Compensation payable to MNP for preparation of the Fairness Opinion and the valuation of Rio Novo is not contingent in whole or in part on the conclusions reached in the Proposed Merger.

6.7	There are no understandings, agreements or commitments between MNP, Rio Novo, Aura and Northwestern or any of their respective associates or affiliates with respect to any future business dealings. MNP has not previously issued any final formal valuation to Rio Novo or Aura nor publicly published any reports in connection with the Proposed Merger.

7             Definition of Value

7.1          There are several possible measurements of value. For the purpose of our Formal Valuation Report, we are using fair market value, which is defined as:

The highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

8             Price vs. Fair Market Value

8.1          The ultimate price at which the shares may be sold may differ from our calculation because of various factors such as the existence of special purchasers (i.e. competitors), differing negotiating strengths, and the nature and timing of the payment of the purchase price.

8.2          For the purpose of this Formal Valuation Report, we note that MI 61-101 states in paragraph 6.4 (2) (d) the following:

In determining the fair market value of offeree securities or affected securities, not include in the formal valuation a downward adjustment to reflect the liquidity of the securities, the effect of the transaction on the securities or the fact that the securities do not form part of a controlling interest.

8.3          Given that this Formal Valuation Report is in conformity with MI 61-101, we have not considered any potential discount as discussed above.

9             Restrictions

9.1	The Formal Valuation Report has been provided for the use of the Board of Directors of Aura and the Special Committee of the Board of Directors of Aura formed to consider the Proposed Merger and should not be construed as a recommendation to vote in favour of the Proposed Merger. The Formal Valuation Report may not be used by any other person without the express prior written consent of MNP. MNP will assume no responsibility for losses incurred by Aura, its shareholders, directors, or any other parties as a result of the circulation, publication, reproduction or use of this report contrary to the provisions of this paragraph. Subject to the terms of the Engagement Agreement, MNP consents to the use of our Formal Valuation Report as required under MI 61-101, including, for greater certainty, the inclusion of a summary of this Formal Valuation Report, and the inclusion of this Formal Valuation Report as an appendix to the joint circular to be provided to the shareholders of Aura and the shareholders of Rio Novo for the meeting to consider the Proposed Merger.

9.2	Our conclusions contained herein should not be construed as a recommendation to vote in favour of or against the Proposed Merger. No opinion, advice, or interpretation is intended in matters that require legal or other appropriate professional advice, and we have not provided such advice to Aura. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

9.3	MNP has relied upon the completeness, accuracy and fair presentation of all of the financial and other factual information, data, advice, opinions or representations obtained by it from public sources and management of Aura. Our conclusions are conditional upon the completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment, MNP has not attempted to verify independently the accuracy, completeness or fair presentation of information obtained.

9.4	This Formal Valuation Report is given as of the Valuation Date, December 11, 2017, on the basis of prevailing securities markets, economic, financial, and general business conditions, and the condition, prospects, financial and otherwise, for Aura as they were reflected in the information and explanations obtained from management and reviewed by us. MNP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Formal Valuation Report which would have been known or expected to be known as at the date of this Formal Valuation Report, but which may come to our attention after the aforementioned date.

9.5	In our analysis in connection with the preparation of this Formal Valuation Report, MNP made many assumptions with respect to industry performance, general business and economic conditions, and other matters, which are beyond the control of MNP or Aura.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

9.6	We have not been engaged or authorized to solicit bids for Aura or its shares, nor have we been engaged to propose alternatives to any proposed transactions recommended or considered by Aura.

9.7          We reserve the right, but will be under no obligation, to review all calculations contained in this Formal Valuation Report and, if we consider it necessary, to revise our valuation conclusion in light of any information existing at the Valuation Date which becomes known to us after the date of this Formal Valuation Report.

10          Qualifications

10.1	This Formal Valuation Report is based on analysis of information provided to us by Aura management (“Management”), see Appendix B: Scope of Review, and the application of generally accepted valuation principles and methodologies.

10.2	This Formal Valuation Report was prepared on the basis of economic and business conditions prevailing at the Valuation Date and on the conditions and prospects, financial and otherwise, of Aura as reflected in the information and documents we reviewed and as presented to us in discussions and correspondence with Management.

10.3	Since the assessment is made at a specific point in time, readers of this report should be cautioned that it is not likely relevant at a different point in time and that further calculations may be required for our conclusion to be useful at a different date.

10.4	This Formal Valuation Report must be considered in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by us, without considering all factors and analyses together, could result in the misinterpretation of the comments and the conclusions therefrom. It is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.

10.5	This Formal Valuation Report is qualified for the lack of independent appraisals of the capital assets at the Valuation Date. MNP’s calculations are based on our assumption that the fair market values of the assets are equivalent to the book values.

11          Company Overview

11.1        Aura is a gold mining company with assets located in Brazil, Mexico, and Honduras. Aura is a reporting issuer under the securities laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Aura shares are listed on the TSX under the symbol “ORA”.

11.2        Aura has three mining properties in Brazil – the Sao Franciso mine, located in western Mato Grosso, Brazil, the Serrote mine, located in Alagoas, Brazil and the Ernesto Pau-a-Pique project, located in Mato Grosso, Brazil – one property, the Aranzazu mine, located in Zacatecas, Mexico – and one property, the San Andres mine, located in the municipality of La Union, Department of Copan, Honduras. Aura is a mid-tier gold-copper production company focused on the operation and development of gold and copper projects in the Americas. Aura's producing assets include the San Andres mine and the Ernesto Pau-a-Pique project. Operations at the copper-gold-silver Aranzazu mine in Mexico are currently on care-and-maintenance and Aura is evaluating options for its re-start of operations. On December 1, 2017, Aura announced that it has agreed to sell its copper-gold-iron Serrote da Laje project in Brazil for US$40M.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Shares Overview2

11.3        As at the Valuation Date, Aura had approximately 33.6 million shares outstanding and a closing price of Cdn$2.00 per share. This implies a Valuation Date market capitalization of approximately Cdn$64.9 million. The following illustrates the twelve month historical market capitalization of Aura:

Table 2: 12 month market capitalization

11.4	As at the Valuation Date, Aura had 713.9 thousand stock options, 350.0 thousand warrants, and 126.5 thousand deferred share units outstanding.

11.5	The following illustrates Aura’s trading volume for the last twelve months:

Table 3: 12 month trading volume

11.6	It is our understanding that Northwestern owns 52.6% of the ordinary shares outstanding. With an average 3 month daily trading volume of 11.4 thousand shares, share trading activity would be considered ‘thin’.

____________________

2 Source: S&P Capital IQ Database.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

The Properties

11.7	Aura owns five mineral properties, a summary of each as follows:

San Andres

11.8        The San Andres nine is an open-pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, Honduras, approximately 300 kilometres northwest of the country’s capital city, Tegucigalpa, and covers 399 hectares. The mine has been in production since 1983 and has well-developed infrastructure.

11.9        Aura acquired the San Andres mine in 2009 and was one of its producing mineral properties as at the Valuation Date.

11.10	Certain information in this Formal Valuation Report has been derived from the technical report dated July 2, 2014, with an effective date of December 31, 2013, and entitled “Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan, Honduras” prepared for Aura by Bruce Butcher, P.Eng., Ben Bartlett, FAusimm and Persio Rosario, P. Eng. (the “San Andres Technical Report”). The San Andres Technical Report is subject to the assumptions, qualifications and procedures described in the report, as applicable.

11.11     Based on the San Andres Technical Report, the San Andres property has the following identified reserves and resources:

Table 4: San Andres – reserves and resources

Sao Francisco

11.12     The Sao Francisco mine is an open-pit, heap leach gold mine located in western Mato Grosso State, Brazil, approximately 560 kilometres west of Cuiaba, the state capital, and approximately 50 kilometres southeast of the Sao Vicente mine in the prolific Guapore gold belt. The property consists of four contiguous mining and exploration permits, covering approximately 16,370 hectares.

11.13	The most recent NI 43-101 technical report was prepared on January 31, 2012 with an effective date of September 30, 2011.

11.14	It is our understanding that the Sao Francisco mine has reached the end of mine life and ceased operations on October 2016.

Aranzazu

11.15     The Aranzazu mine is located within the Municipality of Concepción del Oro in the north eastern region of the State of Zacatecas, Mexico, and covers approximately 11,380 hectares, including the historical, past producing El Cobre area.

11.16     On January 15, 2015, Aura announced that all mining activities at the Aranzazu mine would be temporarily suspended and that all capital projects, including underground development work would also be deferred. Processing of copper concentrates would continue until the economic stockpiles were depleted. Aura will continue activities to protect the asset and assess alternative methods to develop the project in a more economic manner.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

11.17     Certain information in this Formal Valuation Report has been derived from the report, with an effective date of September 18, 2015, entitled “Preliminary Economic Assessment Of The Re-Opening Of The Aranzazu Mine Zacatecas, Mexico” prepared for Aura by F. Cornejo, P.Eng and a group of third-party consultants including Farshid Ghazanfari Consultants, P & E Mining Consultants, Jacobs Engineering, SRK Canada, Tierra Group Consultants and Altura Environmental Consulting (the “Aranzazu Report”). The Aranzazu Report is subject to the assumptions, qualifications and procedures described in the report, as applicable.

11.18     Based on review of the Aranzazu Report and additional information from Management, the Aranzazu mine had the following identified resources as of March 2017:

Table 5: Aranzazu – resources

11.19     It is our understanding that Aura is planning to re-start the Aranzazu mine. The original intent was to spend 2017 and the first 6 months of 2018 preparing and commencing operations in mid-2018. As per discussions with Management, it is our understanding that the schedule has been pushed back by one year.

Serrote

11.20     Aura's core development asset is the copper-gold-iron Serrote da Laje project in Brazil. The project (formerly, the Arapiraca project) is fully permitted for construction.

11.21     On December 1, 2017, Aura announced that it agreed to sell 100.0% of the Serrote property for a total consideration of $40.0 million, made up of a cash payment of $ 30.0 million payable on closing and a subordinated, unsecured note in the principal amount of $10.0 million

11.22     Certain information in this Formal Valuation Report has been derived from the technical report dated October 15, 2012 with an effective date of September 4, 2012, and entitled “NI 43-101 Technical Report on the Feasibility Study for the Serrote da Laje Project, Alagoas State, Brazil” prepared for Aura by Barnard Foo, M.Eng., P.Eng., MBA, Christopher Jacobs, CEng MIMMM, Jane Spooner, M.Sc., P.Geo, William J. Lewis, B.Sc., P.Geo., Kenneth W. Major, P. Eng. and Diane Lister, P. Eng. (the “Serrote Technical Report”). The Serrote Technical Report is subject to the assumptions, qualifications and procedures described in the report, as applicable.

11.23     Based on review of the Serrote Technical Report and additional information from Management, the Serrote mine has the following identified resources:

Table 6: Serrote – reserves and resources

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Ernesto Pau-a-Pique

11.24     On April 30, 2015 Aura announced that it entered into an agreement with Serra da Borda Mineração e Metalurgia S.A. a company affiliated with Yamana Gold Inc. to acquire, upon completion of certain conditions, the assets and liabilities of the Ernesto Pau-a-Pique Project located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil.

11.25     Pursuant to the acquisition agreement dated April 30, 2015, it is our understanding that Aura is subject to a 2.0% net smelter returns royalty on gold ounces produced from the project with respect to up to 1,000,000 collective ounces of gold, and thereafter, a 1.0% net smelter returns royalty on gold ounces produced from the project.

11.26     The Ernesto Pau-a-Pique project is one of Aura’s producing mineral properties as at the Valuation Date.

11.27     Certain information in this Formal Valuation Report has been derived from the technical report dated January 13, 2017, with an effective date of July 31, 2016, and entitled “Feasibility Study and Technical Report on the EPP Project, Mato Grosso, Brazil” prepared for Aura by a group of third-party consultants including P&E Mining Consultants Inc., MCB Brazil and Knight Piesold Ltd. (the “EPP Technical Report”). The EPP Technical Report is subject to the assumptions, qualifications and procedures described in the report, as applicable.

Table 7: Ernesto Pau-a-Pique – reserves and resources

11.28     We note that the resource amounts for Nosde & Japones and Rio Alegre were provided by Management of Aura.

12          Mineral Resources and Reserves

12.1        The mineral resources as noted herein have the following definitions, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”):3

•	Mineral Resource: A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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3 CIM Definition Standards – For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definition, adopted by CIM Council on November 27, 2010.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

•	Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

•	Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

•	Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

•	Mineral Reserve: A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

•	Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

•	Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

13          Financial Position of Aura

13.1	The financial position of Aura for the years ended December 31, 2013 through 2016 and the 9 months ended September 30, 2017 are presented in Appendix A.

13.2	The most material asset on the balance sheet is the ‘mineral properties’. As at September 30, 2017 the book value of the properties was approximately $61.7 million.

13.3	As at the September 30, 2017, Aura had a current balance of approximately $69.8 million with approximately $39.1 million in inventory.

13.4	Aura also has plant and equipment of approximately $41.0 million recognized, consisting mostly of ‘land and buildings’ and ‘plant and machinery’.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

13.5	Liabilities include trade and other payables, current portion of debts, current portion of provision for mine closure and restoration, other liabilities and a deferred income tax liability arising from a timing difference between accounting and tax depreciation.

13.6	Aura has $548.2 million of contributed capital.

13.7	From 2012 to 2016, Aura’s revenue decreased from approximately $330.9 million to $146.2 million.

13.8	Over the same period, Aura’s operating income / (loss) fluctuated from a loss of $140.4 million in 2014 and an operating income of $14.5 million in 2016.

14          Industry Overview

14.1        Aura operates in the industry Gold and Silver Ore Mining, classified under the North American Industry Classification (“NAICS”) code 21220 or Standard Industrial Classification (“SIC”) code 1041. 4

14.2        Key external drivers affecting the industry include world price of gold, investor uncertainty, industrial production index, and world price of silver. 5

14.3        The following is a breakdown of products and services, by percent of revenue, for the Gold and Silver Ore Mining industry in the US:

____________________

4 Statistics Canada. North American Industry Classification System (NAICS) Canada 2017. Accessed January 2018 from www.statcan.gc.ca.

5 Kalyani, D. (August 2017). IBISWorld Industry Report 21222 Gold & Silver Ore Mining in the US. Accessed January 2018 from IBISWorld database.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

14.4	The following provides a graphical representation of the historic and forecasted revenue and growth for the Gold and Silver Ore Mining industry in the US:

14.5        According to IBISWorld, industry revenue is expected to decrease from approximately $9.2 billion in 2017 to $8.6 billion in 2022.

Industry Opportunities

14.6        According to IBISWorld, “uncertainty regarding the slow economic recoveries in Europe and the United States and the slowdown in China is likely to persist, leading investors to maintain a small portion of their assets in gold and silver as a method of portfolio diversification to minimize the risk from another potential downturn”. 6

____________________

6 Ibid.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

15          Economic Overview

15.1        Our research and comments relating to the economic outlook are focused primarily on the global economy. It is important to consider the change in gross domestic product (“GDP”) as GDP growth may indicate consumer and industrial demand for gold and silver.

15.2        The following table identifies the global economic outlook forecasts, as follows:

Table 8: Global economic outlook

15.3        According to TD Economics, the global economy continued to build up momentum during the second half of 2017, spurred by the performance of the G7 economies. TD Economics forecasts an average of 3.7% growth between 2018 and 2019. 7

15.4        According to TD Economics, the Central/South America economy is expected to grow by 2.3% in 2018 and 3.0% in 2019.

15.5        We note that Brazil’s economy is expected to grow at a faster rate than the overall Central/South America economy. Brazil’s economy is forecasted to grow by 2.7% in 2018 and 3.0% in 2019.

 ____________________

7 TD Economics (December 2017). Global Quarterly Economic Forecast. Accessed January 2018 from www.td.com.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

16          Assumptions

16.1        In addition to those assumptions outlined elsewhere in this Formal Valuation Report, we have assumed the following as of the Valuation Date:

i.	Aura is expected to continue as a going concern into the foreseeable future;

ii.	In arriving at the conclusion set out herein, we have assumed that all quantitative and qualitative information provided to us is complete and accurate;

iii.	The financial statements and/or financial information provided to us and upon which we have relied in arriving at the conclusion expressed herein, present fairly, in all material respects, the financial position of Aura as well as the results of operations for the relevant periods, and include all, and only, the revenues, expenses, assets and liabilities of Aura;

iv.	Aura has no significant undisclosed liabilities, contractual obligations, substantial commitments or litigation, pending or threatened, other than as noted herein;

v.	There were no significant events subsequent to the Valuation Date but prior to the date of this Formal Valuation Report that would materially impact on either Aura’s expected future operations, or its current financial position;

vi.	There were no special purchasers evident in the market who would be willing to pay a premium to purchase the shares of Aura as a result of economies of scale or other benefits available only to them;

vii.	The reported net book value of all the recorded assets and liabilities of Aura fairly approximates their respective fair market value, other than as noted herein;

viii.	A notional acquirer of Aura would be able to utilize Canadian tax losses;

ix.	The Sao Francisco mine has reached the end of its economic life;

x.	The $10.0 million note receivable in connection with the Serrote transaction is fully collectible by Aura;

xi.	The balance sheet as at September 30, 2017 is a fair representation of the balance sheet as at the Valuation Date;

xii.	No written offers have been received by agents and/or management and/or shareholder(s) of Aura to acquire either an interest in, or all of the issued and outstanding shares of the Aura in the twenty-four months immediately preceding the Valuation Date, with the exception of those discussed herein.

16.2        Should any of the above assumptions not be accurate our valuation conclusion, as expressed herein, may be materially different.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

17          Valuation Methodology

17.1	There are two basic approaches to determining the fair market value (“FMV”) of Aura, they are:

•	Going concern approach; and,

•	Liquidation approach.

17.2	The two approaches are described below:

Going Concern Approach

17.3	The going concern approach assumes a continuing business enterprise with the potential for economic future earnings/cash flow.

17.4        Where a business has commercial value as a going concern, the three generally accepted approaches to determine FMV are:

•	The income/cash flow approach;

•	The market approach; and,

•	An asset based approach.

17.5	The approaches are described below:

The Income / Cash Flow Approach

17.6	Income based techniques are generally used in cases where the FMV of the business is primarily derived from the income or cash flow that the assets of the business generate. Employing such a technique, one of two approaches is commonly employed.

17.7	A sustainable level of business income, or cash flow, is capitalized at a rate or rates of return considered appropriate given the risks and opportunities associated with the income or cash flow.

17.8	Alternatively, when forecast earnings or cash flows are not expected to be consistent over time or when the cash generating life of the business is likely limited to a finite period of time, the discounted cash flow approach may be appropriate. The discounted cash flow approach forecasts business cash flows and these forecasted cash flows are discounted to present value at an appropriate rate of return.

The Market Approach

17.9	It is generally accepted that market transactions can provide an indication of FMV. Therefore, a valuation based on comparable transactions or publicly traded companies is likely to provide accurate results.

17.10	The difficulty with market based techniques is that their reliability diminishes as the operations and/or assets of the business being compared diverge from the operations and/or assets being valued. It is also difficult, at times, to obtain the information necessary to become sufficiently familiar with potentially comparable transactions as details of transactions are often not disclosed nor is the rationale and motivation fully known. For example, the extent of synergy or strategic advantage implied in prices paid.

17.11	The market approach based on comparable transactions or publicly traded companies determines the valuation multiples of those companies and applies them to the subject company. Examples of valuation multiples include:

•	Price to earnings before interest, taxes, depreciation and amortization (“EBITDA”);

•	Price to revenues; and,

•	Price to book value.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Asset Based Approach

17.12	Asset-based techniques are generally used in cases where the value of the business relates directly to the value of each of the assets of the business, net of liabilities and other obligations.

17.13	Utilizing an asset based valuation approach, the valuator bases FMV of the company on the value of the underlying assets, less liabilities, any taxes and selling costs associated with a hypothetical transaction.

17.14	Asset based techniques are often used as a check against a cash flow based approach. For example, a hypothetical purchaser of a business may pay no more for a business than the underlying assets.

17.15     The most common examples where an asset-based technique is employed are in the valuation of real estate or investment holding companies. Asset-based techniques are also commonly used in situations where it is assumed that the business, while currently not providing an adequate return on the assets employed, can reasonably be expected to do so in an appropriate time frame. Asset-based techniques can also be used in the case of a new, or relatively new business venture where it is not expected the business will reach a profitable state in the near future, but the cost to acquire an alternative similar, profitable business justifies such an investment.

The Liquidation Approach

17.16	A liquidation approach would be used if the subject company is not viable as a going concern, or if the return on the assets on a going concern basis is not adequate.

17.17	Where a business operation does not have commercial value as a going concern, two generally accepted approaches to determining FMV are considered:

•	Orderly liquidation; and,

•	Forced liquidation.

17.18	The two approaches are described below:

Orderly Liquidation

17.19	This value is the net realizable value of the business’ assets on an orderly disposition made in a manner that would minimize the loss and/or taxes thereon.

Forced Liquidation

17.20	This value is the net realizable value of the business’s assets assuming a “fire sale” disposition. A forced liquidation assumes the absence of a dedicated effort over time to minimize the loss and/or taxes thereon.

18          Primary Valuation Approach Selected

18.1        In determining the appropriate methodology to determine the fair market value of Aura, we have considered that Aura is generally an operating mining company that also has certain properties either at the end of their useful lives or on care and maintenance. The properties are recognized on the balance sheet of the company as ‘mineral properties’.

18.2        We have selected an asset based approach to determining the fair market value of Aura to be appropriate.

18.3        In order to determine the fair market value of the assets and liabilities on the balance sheet of Aura as at the Valuation Date, we selected the following valuation methodologies for the properties.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

San Andres

18.4        In order to determine the appropriate methodology to calculate the fair market value of San Andres, we considered the following:

•	A producing gold mine since 1983;

•	Reserves and resources have been identified;

•	Management has prepared a detailed life of mine model;

•	A recent NI 43-101 compliant feasibility study has been prepared; and,

•	It is expected that the mine will operate for the foreseeable future.

18.5        Based on the above and our experience in similar circumstances, we have considered a discount cash flow approach to be appropriate.

Sao Francisco

18.6        We note that Sao Francisco has reached the end of the mine life and ceased operations in October 2016. We understand that tailings were processed through 2017, however, as at the Valuation Date there was no material economic generating activity at the site. We understand that there is no expectation that the property will be re-developed nor will any exploration activities take place.

18.7        Based on the above, we have determined that any possible value attributable to Sao Francisco is negligible, we have determined the fair market value to be nil.

Aranzazu

18.8        In order to determine the appropriate methodology to calculate the fair market value of Aranzazu, we considered the following:

•	Previously a producing mine, the property operated until January, 2015;

•	Aura is planning to invest capital and re-open the mine;

•	Management had prepared a detailed life of mine model in connection with re-opening Aranzazu;

•	It is expected that the mine will operate for approximately 6 years;

•	Resources have been identified;

•	A recent NI 43-101 compliant feasibility study has been prepared; and,

•	It is expected that the mine will operate for the foreseeable future.

18.9        Based on the above and our experience in similar circumstances, we have considered a discount cash flow approach to be appropriate.

Serrote

18.10     On December 1, 2017 Aura announced that and agreement was reached to sell Serrote for total consideration of $40.0 million. We understand that that consideration is comprised of $30.0 million in cash and a $10.0 million subordinated unsecured note in the principle amount of $10.0 million.

18.11     Based on the announced Serrote transaction, we consider the agreed upon price to be negotiated and entered into based on market conditions. As the transaction was announced less than a month prior to the Valuation Date, we have applied $40.0 million as FMV for Serrote.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Ernesto Pau-a-Pique

18.12     In order to determine the appropriate methodology to calculate the fair market value of EPP, we considered the following:

•	EPP is a producing property that reached commercial production in January 2017;

•	There are three development deposits and three exploration areas;

•	A NI 43-101 compliant feasibility study was prepared with an effective date of July 31, 2016;

•	A life of mine model has been partially prepared by Management;

•	Reserves and Resources have been identified; and,

•	It is expected that the mine will operate for the foreseeable future.

18.13     Based on the above and our experience in similar circumstances, we have considered a discount cash flow approach to be appropriate.

19          Application of the Discount Cash Flow Method

The Discounted Cash Flow Method

19.1        The DCF method is generally used in situations where the future cash flows of the business entity can be reasonably forecast and are expected to differ from historical results as a result of various changes.

19.2	Under the DCF method, fair market value is calculated as the net present value of expected future free cash flows. Future free cash flows (i.e. after reflecting items such as income taxes, sustaining capital expenditures, and changes in working capital) are projected over a discrete projection period and discounted by a suitable rate of return (the discount rate), which considers a number of risk factors – company specific, industry specific, forecast risk as well as the time value of money.

19.3	Where applicable, the “residual” or “terminal” value of the business or asset at the end of the projection period is included in the calculation. The terminal value calculation assumes that cash flows from operations will continue to be realized at an assumed growth rate, or the business will be disposed of or exited and converted to cash.

19.4	This approach considers the amount, timing and relative certainty of projected cash flows expected to be generated by the net operating assets. Assumptions must be made regarding several items including timing and amount of future cash flows, discount rates and terminal values. The risk that some of the assumptions will prove to be inaccurate (i.e. forecast risk) is one of the risk factors evaluated in the determination of the discount rate to be used in establishing a range of values.

Inflation

19.5	We were provided by Management with a life of mine financial model for San Andres (the “San Andres LOM Model”), Aranzazu (the “Aranzazu LOM Model”) and EPP (the “EPP LOM Model”) (collectively the “LOM Models”). The LOM Models were prepared on a real basis, we have excluded inflation from the cash flows and discount rate determination.

Life of Mine Projections

19.6        The LOM Models project discretionary cash flows for the various properties. The LOM Models included, amongst other detail, throughput volumes, net revenue, royalties, operating expenses, taxes, depreciation, capital expenditures, closure costs and reclamation value.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

19.7        In order to develop our discounted cash flow models for San Andres (the “San Andres DCF”), Aranzazu (the “Aranzazu DCF”) and EPP (the “EPP DCF”) (collectively the “DCF Models”), we utilized the LOM Models as our starting points. We reviewed the LOM Models against independent market research and additional documents provided by Management. We revised the DCF Models utilizing more recent information or independent research, as we deemed appropriate.

19.8        As the LOM Models were projected over the life of the identified Reserves, where appropriate we extended the Almas Model to include Resources.

19.9        Our complete DCF Models, including details of assumptions and reference sources are presented in Appendix A.

19.10     While we generally utilized the LOM Models as a starting point for assumptions in the DCF Models, material differences are as follows:

San Andres

Revenue

19.11     Our determination of revenue is based on production from the mine, grade and recovery. Our pricing was based on consensus analyst pricing for gold. As projections for gold prices only exist through 2026, we utilized the final projected pricing in all future periods. Our forecasts for gold pricing is included in Appendix A.

Royalties

19.12     We understand that the mine is subject to a 1.5% royalty, up to a cumulative $16.0 million. Based on our understanding of the cumulative royalty paid to date, we projected the royalty payments through a total of $16.0 million.

Rehabilitation costs and severance indemnity

19.13	While the San Andres LOM Model provided for both rehabilitation costs and severance indemnity, they are only projected through to the life of the Reserves, we extended the San Andres DCF through use of the Resources. The San Andres LOM Model projects rehabilitation costs and severance indemnity at the end of the life based on Resources, the San Andres DCF applied this timing and did not project any rehabilitation costs or severance indemnity into the end of our projection period.

19.14	As present values derived from Resources are based on cash flows generated more distant in the future, the present value becomes immaterial to our overall conclusion. Projecting closure costs and reclamation value to the end of our DCF would have an immaterial effect on our conclusion.

Aranzazu

19.15	On review of the Aranzazu LOM Model, we note that it forecasts material capital expenditures in the first 6 months of 2018 and mining operations beginning mid 2018. Previously, Management also forecasted additional pre-production capital costs in 2017. Based on discussions with Management, it is our understanding that the timing has been pushed back by approximately one year. Management anticipates pre-production expenditures in 2017 and 2018 and mining operations beginning in mid 2019. We reflected such in the Aranzazu DCF.

19.16	In order to reflect that timing of the capital expenditures and initiation of operations in 2019, the Aranzazu DCF reflects refined discounting periods for 2019. As the capital expenditures will materially occur in the first 6 months and revenues will only be generated in the last 6 months of 2019, the Aranzazu DCF reflects these periods.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Revenue

19.17	Our determination of revenue is based on production from the mine, grade and recovery. Our pricing was based on consensus analyst pricing for copper, gold and silver. Our forecasts for copper, gold and silver pricing are included in Appendix A.

Capital expenditures

19.18	Per discussions with Management, in addition to the capital expenses in the Aranzazu LOM Model, $18.0 million is required to be spent on pre-production costs in 2018. We have reflected such in our financial model.

Ernesto Pau-a-Pique

19.19	Based on discussions with Management and our review of the EPP LOM Model, it is our understanding that the model is a ‘work in process’ and does not fully reflect the future expectations of the property.

19.20	In order to develop the EPP DCF, we reviewed alternative information made available to us, including the EPP technical report. The EPP technical report reflected a 6 year life of mine for the Reserves associated with Lavrinha, Pau-a-Pique and Ernesto. We utilized the EPP technical report as the basis for the EPP DCF. It is our understanding that there are 5 years remaining of production from the model in the EPP technical report.

Revenue

19.21	Our determination of revenue is based on production from the mine, grade and recovery. Our pricing was based on consensus analyst pricing for gold. Our forecasts for gold pricing is included in Appendix A.

20          Discount Rate Determination

20.1	Once cash flows for the DCF Models are determined, a discount rate is applied to determine the current, or discounted, value of the future cash flows. The discount rate represents a risk-adjusted rate of return on the cash flows of Almas as at the Valuation Date, it is primarily based on the weighted average cost of capital (“WACC”). The WACC is the weighted average of the cost of debt and the cost of equity, the weighting is based on a selected ratio determined by the optimal capital structure of Almas. We have calculated the WACC using the Capital Asset Pricing (“CAPM”) approach.

20.2        In determining the appropriate discount rate to utilize for our analysis, we considered the nature of the risk associated with cash flows of the DCF Models. ‘Risk’, in the context of a DCF and determination of the WACC, is the certainty of the outcome projected in the cash flows. Speculative cash flows will have a higher discount rate, while cash flows with a greater certainty will have a lower discount rate. In our selected valuation approach, risk is addressed in the risk factors inherent in the WACC.

20.3        Refer to Appendix A for our complete calculations.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

21          Discounted Cash Flow Sensitivity

21.1        We performed a sensitivity analysis of our DCF results based on a variance in the commodity prices by +/- 5.0% and the discount rate by +/- 2.5%. Our results are summarized as follows:

Table 9: San Andres sensitivity, in $000’s

Table 10: Aranzazu sensitivity, in $000’s

Table 11: Ernesto Pau-a-Pique sensitivity, in $000’s

22          Market Approach Methodology

22.1        In calculating the fair value of the Resources associated with EPP, we considered the market approach utilizing a publicly traded comparable transaction multiples approach.

Publicly Traded Comparable Transaction Multiples

22.2        The publicly traded comparable transaction multiples approach is a market based approach that requires the development of valuation multiples utilizing publicly available information on public transactions, such as public filings.

22.3        In the context of this Report, we considered the valuation multiple enterprise value (“EV”) to in-situ resource for a calculation of the fair market value of the properties to be appropriate. In doing so, we first screened for comparable companies through the database S&P Capital IQ utilizing the following criteria:

•	Company type:	Public company, listed in Canada;

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

•	Transaction type:	Merger / acquisition, closed

•	Industry:	Gold;

•	Revenue:	Non revenue generating; and,

•	Enterprise value:	less than C$100.0 million.

22.4        We performed separate screenings for companies with Resources. Our screening results are presented in Appendix A.

22.5        After the comparable transactions were identified, we then obtained and reviewed the transaction comparable companies’ Resource estimates from Capital IQ.

22.6        We first applied the respective metal prices, as at the Valuation Date, to the quantity of in-situ resources to arrive at the in-situ metal value.

22.7        After the in-situ metal values were calculated, we then allocated the comparable companies’ EV to the various metals, based on the pro-rata in-situ metal value. A pro-rata allocation of the acquired comparable companies’ EV based on the individual metal allow for a calculation of the valuation multiple that is metal specific. The following were performed in arriving at the EV to in-situ resource valuation multiple:

•	In calculating the comparable companies EV, we first obtained the implied equity value of the comparable companies as at the Valuation Date. In calculating the EV, we then adjusted the implied equity value utilizing the comparable companies’ balance sheet information as recent to the transaction date as possible. We have assumed that there is no material difference in the comparable companies’ balance sheet information between the respective reporting dates and the transaction date;

•	After calculating EV of the comparable companies, we then allocated EV based on the pro-rata in-situ metal value; and,

•	The comparable companies allocated EV attribute to gold, silver and copper were then divided by the in-situ gold, silver and copper to arrive at the EV to in-situ metal valuation multiple.

22.8        Based on the above, FMV of EPP Resources was based on the in-situ metal valuation multiple.

23          Other Assets

Current assets and liabilities

23.1        We assumed that current assets and liabilities, by their current nature, to have a FMV equivalent to their net book values.

Plant and equipment

23.2        We reviewed plant and equipment as reported on the September 30, 2017 financial statements. We note that the notes to the financial statements allocated value between the various assets.

Deferred income tax liabilities

23.3        Deferred income taxes represent a timing difference between accounting and tax expenditures, it is an accounting recognition that has no future cash liability. We determined that the deferred income tax liability had a FMV of nil.

Provision for mine closure and restoration

23.4        Based on discussions and information provided by Management, we deducted any associated mine closure liability that is also reflected in the DCF Models.

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

24          Valuation Conclusion

24.1	Based upon the scope of our review, analysis, qualifications and assumptions made, our opinion of the fair market value of all of the issued and outstanding shares of Aura Minerals Inc. as at December 11, 2017 may be summarized as follows:

Table 12: Valuation Conclusion

24.2	Where a specific amount is required, we note the midpoint of the range presented above.

The attached schedules are an integral part of this Formal Valuation Report, and demonstrate the application of the selected valuation methodology in determining our valuation conclusion.

Yours sincerely,

MNP llp

Per:

Michael Sileika, CPA, CA, CBV

Valuation and Litigation Support

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Appendix A: Schedules

Aura Minerals Inc.
Formal Valuation Report
Valuation Summary
As at December 11, 2017 (in US $000's)	Schedule 1

		September 30	Adjustments		Fair Market Value
	Reference	2017	Low	High	Low	High
Assets
Total current assets		69,820	-	-	69,820	69,820

Other long-term assets		10,581	-	-	10,581	10,581
Property, plant, and equipment
Mineral properties
San Andres	Schedule 2				71,843	78,423
Sao Francisco	Note 1				-	-
Aranzazu	Schedule 5				18,200	21,600
Serrote	Note 2				40,000	40,000
Ernesto Pau-a-Pique	Schedule 12				30,790	32,204
Corporate overhead	Note 3	▼	▼	▼	(20,000)	(18,000)

Mineral properties - Total		61,702	-	-	140,833	154,227
Other PP&E	Note 4	40,987	-	-	40,987	40,987

Total assets		183,090	79,131	196,484	262,221	275,615

Liabilities
Total current liabilities		57,850			57,850	57,850

Debts		6,827	-	-	6,827	6,827
Deferred income tax liabilities	Note 5	5,876	(5,876)	(5,876)	-	-
Provision for mine closure	Note 6	23,136	(20,198)	(20,198)	2,938	2,938
Other provisions		7,687	-	-	7,687	7,687
Other liabilities		1,441	-	-	1,441	1,441

Total liabilities		102,817	(26,074)	(26,074)	76,743	76,743

Shareholders' equity		80,273	105,205	118,599	185,478	198,872

Total liabilities and shareholders' equity		183,090	79,131	92,525	262,221	275,615

Appendix A Page 1 of 34

Aura Minerals Inc.
Formal Valuation Report
Valuation Summary
As at December 11, 2017 (in US $000's)	Schedule 1

Notes:

1.	We note that Sao Francisco has reached the end of mine life and has ceased operations. We have concluded no material fair market value attributable to Sao Francisco as at the Valuation Date.

2.	On December 1, 2017, Aura announced that it agreed to sell 100.0% of the Serrote property for a total consideration of $40.0 million. We utilzied the transaction value as representative of the fair market value for Serrote as at the Valuation Date.

3.	As per Managemnet, future corporate overhead costs will be approximately $4.0 million per annum. The fair market value was determined by applying a discount range to overhead costs net of tax.

4.	We have assumed other PP&E fair market value is equal to net book value.

5.	'Deferred income tax liability' balance represents a timing difference between tax and accounting depreciation. As an accounting concept, there is no future cash flow impact.

6.	'Provision for mine closure' has been adjusted for costs embedded in our mineral property analysis.

7.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 2 of 34

Aura Minerals Inc.
San Andres Property - Honduras
Formal Valuation Report
Discounted Cash Flow - Reserves
For the year ended December 31 (in USD $000's)	Schedule 2

	Reference	2018	2019	2020	2021	2022	2023	2024	2025	2026

Recovered gold (in troy oz)	Note 1	89.0	88.4	95.6	95.8	95.0	100.9	90.7	97.2	57.8
Gold price	Schedule 21	1,288	1,304	1,309	1,316	1,336	1,358	1,325	1,300	1,300

Revenue		114,632	115,249	125,196	126,168	126,897	136,981	120,128	126,344	75,156

Revenue taxes @ 5.0%	Note 2	(5,732)	(5,762)	(6,260)	(6,308)	(6,345)	(6,849)	(6,006)	(6,317)	(3,758)
Royalties	Note 3	(1,719)	(1,729)	(49)	-	-	-	-	-	-

Net revenue		107,181	107,758	118,887	119,860	120,552	130,132	114,122	120,027	71,398

Direct operating cost	Note 1
Labour		(11,154)	(11,626)	(12,144)	(12,665)	(13,190)	(13,767)	(14,259)	(14,808)	(15,335)
Consumables and power		(31,474)	(33,657)	(34,066)	(34,801)	(35,268)	(36,028)	(36,576)	(37,193)	(30,010)
Mining contractor		(18,368)	(18,161)	(16,982)	(18,438)	(18,186)	(19,432)	(19,477)	(19,817)	(12,942)
General and administration		(7,777)	(7,791)	(7,794)	(7,819)	(7,810)	(7,781)	(7,826)	(7,813)	(7,839)
Maintenance		(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)

Cash margin		32,690	30,804	42,183	40,418	40,379	47,406	30,267	34,678	(447)

General and admin	Note 1	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	-
Exploration costs	Note 1	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	-	-	-
Rehabilitation cost	Note 1	-	(1,290)	(1,290)	(1,290)	(1,290)	(5,564)	(5,564)	-	-
Severance indemnity	Note 1	-	-	-	-	-	-	(5,080)	(1,000)	(1,000)
Capital expenditures	Note 1	(12,619)	(10,812)	(13,776)	(10,359)	(4,666)	(8,536)	(8,391)	(2,491)	-

Net earnings		18,387	17,019	25,434	27,085	32,740	31,624	10,632	30,587	(1,447)

Working capital	Note 1	2,278	1,483	(477)	(616)	(367)	(525)	(573)	473	-
Net income tax		(10,357)	(6,384)	(9,345)	(11,965)	(11,039)	(10,701)	(11,962)	(10,293)	(9,363)

Cash flow from operations		10,308	12,119	15,612	14,504	21,335	20,398	(1,903)	20,767	(10,810)

Appendix A Page 3 of 34

Aura Minerals Inc.
San Andres Property - Honduras
Formal Valuation Report
Discounted Cash Flow - Reserves
For the year ended December 31 (in USD $000's)	Schedule 2

Present value of free cash flow - low
Maintainable free cash flow, after tax			10,308	12,119	15,612	14,504	21,335	20,398	(1,903)	20,767	(10,810)
Present value factor @ 17.0%.	Schedule 4		0.924	0.790	0.675	0.576	0.492	0.421	0.359	0.307	0.262

Present value of after-tax cash flow			9,528	9,570	10,533	8,360	10,506	8,581	(684)	6,377	(2,836)

Total - low, rounded
Reserves		59,934
Resources	Schedule 3	11,909

Present value		71,843

Present value of free cash flow - high
Maintainable free cash flow, after tax			10,308	12,119	15,612	14,504	21,335	20,398	(1,903)	20,767	(10,810)
Present value factor @ 15.0%.	Schedule 4		0.932	0.810	0.704	0.612	0.532	0.463	0.402	0.349	0.304

Present value of after-tax cash flow			9,610	9,820	10,996	8,880	11,353	9,435	(765)	7,257	(3,283)

Total - high, rounded
Reserves		63,303
Resources	Schedule 3	15,120

Present value		78,423

Notes:

1.	Information obtained from the San Andres' life of mine financial model, dated August 30, 2017.

2.	From a review of the San Andres technical report, dated July 2, 2014, it is our understanding that the San Andres mine is subject to a 5.0% tax based on the mine's revenue.

3.	Based on a review of Aura's financial statements, it is our understanding that revenue from the San Andres Mine is subject to a 1.5% royalty, up to a cumulative royalty amount of $16.0 million. Based on information provided by Management, it is our understanding that cumulative royalties paid is $12.5 million. For the purpose of this Report, we utilized information provided by Management in determining the future royalties for the San Andres Mine, as follows:

	2018	2019	2020	2021	2022	2023	2024	2025	2026

Revenue	114,632	115,249	125,196	126,168	126,897	136,981	120,128	126,344	75,156
Royalty rate	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%

Royalties, current period	1,719	1,729	1,878	1,893	1,903	2,055	1,802	1,895	1,127

Royalties paid, opening balance	12,503	14,222	15,951	16,000	16,000	16,000	16,000	16,000	16,000
Royalties, payable	1,719	1,729	49	-	-	-	-	-	-

Royalties paid, ending balance	14,222	15,951	16,000	16,000	16,000	16,000	16,000	16,000	16,000

4.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 4 of 34

Aura Minerals Inc.
San Andres Property - Honduras
Formal Valuation Report
Discounted Cash Flow - Reserves
For the year ended December 31 (in USD $000's)	Schedule 3

	Reference	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042

Recovered gold (in troy oz)	Note 1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	94.1	23.5
Gold price	Schedule 21	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

Revenue		122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	122,285	30,521

Revenue taxes @ 5.0%	Note 2	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(6,114)	(1,526)
Royalties		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Net revenue		116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	116,171	28,995

Direct operating cost	Note 3
Labour		(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(14,808)	(3,696)
Consumables and power		(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(37,193)	(9,283)
Mining contractor		(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(19,817)	(4,946)
General and administration		(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(7,813)	(1,950)
Maintenance		(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(5,718)	(1,427)

Cash margin		30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	30,822	7,693

General and admin	Note 4	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(600)	(150)
Exploration costs	Note 4	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	(1,083)	-	-	-
Rehabilitation cost	Note 5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Severance indemnity	Note 5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital expenditures	Note 6	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	(9,880)	-	-	-

Net earnings		19,259	19,259	19,259	19,259	19,259	19,259	19,259	19,259	19,259	19,259	19,259	19,259	19,259	30,222	30,222	7,543

Working capital		-	-	-	-	-	-	-	-	-		-	-	-	-	-
Net income tax	Note 7	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(8,901)	(2,222)

Cash flow from operations		10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	21,320	21,320	5,321

Present value of free cash flow - low
Maintainable free cash flow, after tax		10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	21,320	21,320	5,321
Present value factor @ 19.0%.	Note 8	0.191	0.160	0.135	0.113	0.095	0.080	0.067	0.056	0.047	0.040	0.033	0.028	0.024	0.020	0.017	0.012

Present value of after-tax cash flow		1,976	1,660	1,394	1,171	984	826	694	583	490	411	346	290	244	422	354	62

Total - low, rounded	11,909

Present value of free cash flow - high
Maintainable free cash flow, after tax		10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	10,357	21,320	21,320	5,321
Present value factor @ 17.0%.	Note 8	0.224	0.191	0.164	0.140	0.119	0.102	0.087	0.074	0.064	0.054	0.046	0.040	0.034	0.029	0.025	0.018

Present value		2,321	1,983	1,694	1,448	1,237	1,057	903	771	659	563	481	411	351	617	527	96

Total - high, rounded	15,120

Appendix A Page 5 of 34

Aura Minerals Inc.
San Andres Property - Honduras
Formal Valuation Report
Discounted Cash Flow - Reserves
For the year ended December 31 (in USD $000's)	Schedule 3

Notes:

1.	From a review of the San Andres' life of mine financial model, dated August 30, 2017, Aura averaged approximately 94.1 thousand of recovered troy oz from its reserve production excluding the first and last year of production. We have assumed that Aura is able to maintain a 94.1 thousand of recovered troy oz production until its resources are depleted.

Additionally, we have assumed a 70.0% recovery on the San Andres resource amounts as the total recoverable resource amounts from the San Andres mine, as follows:

Resources
Contained gold (in 000's troy oz)	2,095
Metallurgical recovery %	68.0%

Total recoverable amounts (in 000's troy oz)	1,434

2.	From a review of the San Andres technical report, dated July 2, 2014, it is our understanding that the San Andres mine is subject to a 5.0% tax based on the mine's revenue.

3.	In order to forecasts Aura's direct operating cost relating to the San Andres Mine, we utilized the projected direct operating costs projections from the San Andres reserve productions for the last full year of Reserves production.

4.	We utilized costs per the San Andres Reserve model.

5.	Rehabilitation and severence indemnity costs were recognized in the Reserves analysis.

6.	We utilized the San Andres Reserve produciton average capital expenditures as a reasonable proxy for San Andres ongoing capital expenditures. We note that we have assumed that Aura is not required to expend any additional capital expenditures 3 years prior to resource depletion.

7.	We note that the San Andres mine has averaged approximately 28.9% of cash margin in income taxes. We have assumed that 28.9% of cash margin is a reasonable proxy of future income taxes incurred by Aura.

8.	A 2.0% additional risk premium has been applied to the discount rate associated with the Resources. This is to reflect the distant nature of the cash flows which creates additional inherent uncertainity around timing, revenues and costs.

9.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 6 of 34

Aura Minerals Inc.
San Andres Property - Honduras
Formal Valuation Report
Weighted Average Cost of Capital Summary
As at December 11, 2017	Schedule 4

	Reference	Low	High

Cost of equity	Schedule 20	12.48%	13.52%

Unsystematic Risk Factors
Size risk premium	Note 1	3.67%	3.67%
Company specific premium	Note 2	6.00%	8.50%

Cost of equity		22.15%	25.69%

Cost of debt
Pre-tax cost of debt	Note 3	6.03%	6.03%
Incremental tax rate	Note 4	25.00%	25.00%

After-tax cost of debt		4.52%	4.52%

Market debt to equity ratio	Note 5	0.70	0.70

Weighted average cost of debt (41.18%)		1.86%	1.86%
Weighted-average cost of equity (58.82%)		13.03%	15.11%

Weighted-average cost of capital		14.89%	16.97%

Weighted-average cost of capital, rounded		15.00%	17.00%

Notes:

1.	As per Duff & Phelps, 2017 Valuation Handbook - Guide to Cost of Capital. The size premium is based on decile 10b, which includes the smallest companies from the dataset.

2.	In determining a risk premium we considered, among other things, risk factors assoicated with the cash flows to which the discount rate will apply. Risk factors include, but are not limited to, geography, political, realization of revenues, realization of expenses, execution on the timing of the cash flows and other factors.

3.	We have assumed that Aura can obtain debt at 1 year United States LIBOR rate plus 4.3%. As at the Valuation Date, the 1 year United States LIBOR rate is 1.7%.

4.	Corporate income tax is based on the combined Mexico's tax rates in effect at the Valuation Date.

5.	An appropriate capital structure has been assumed to be as reflected based on industry benchmark research.

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 7 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Discounted Cash Flow
For the year ended December 31 (in USD $000's)	Schedule 5

			6 Months to	6 Months to
	Reference	2018	Jun 30, 2019	2019	2020	2021	2022	2023	2024
Revenue			Note 1	Note 1
Copper	Schedule 6	-	-	35,922	77,364	87,915	81,048	78,610	12,047
Gold	Schedule 7	-	-	14,712	20,729	29,288	23,812	24,504	3,586
Silver	Schedule 8	-	-	2,893	5,934	6,520	7,367	6,540	1,223

Gross revenue		-	-	53,527	104,027	123,723	112,227	109,653	16,856

Treatment charges - copper		-	-	(4,442)	(9,261)	(9,952)	(8,901)	(8,721)	(1,322)
Penalties		-	-	(3,050)	(4,787)	(5,657)	(8,443)	(6,187)	(1,248)
Refining charges - gold and silver		-	-	(135)	(235)	(281)	(281)	(270)	(45)

Net revenue		-	-	45,900	89,745	107,833	94,602	94,474	14,242

Operating expenses	Schedule 9	-	-	(29,736)	(53,594)	(53,599)	(53,599)	(53,599)	(8,629)
Royalties to previous owners @ 1.0%.		-	-	(459)	(897)	(1,078)	(946)	(945)	(142)

Earnings from operations		-	-	15,705	35,254	53,155	40,057	39,930	5,470

Extraordinary mining duty	Note 2	-	-	(88)	(133)	(179)	(156)	(155)	(24)
Special mining duty	Note 3	-	-	(967)	(2,609)	(3,947)	(2,965)	(2,955)	(381)
Corporate income tax	Note 4	-	-	-	-	-	-	-	-

		-	-	14,650	32,512	49,029	36,936	36,820	5,066

Capital expenditures	Schedule 10	(18,000)	(16,076)	(10,255)	(15,460)	(10,536)	(13,944)	(11,194)	(2,106)
Mine closure and rehabilitation	Schedule 10	-	-	-	-	-	-	-	(6,500)
Change in working capital		-	-	(3,232)	(731)	(1,001)	1,123	(80)	3,034

Maintainable free cash flow, after tax		(18,000)	(16,076)	1,163	16,321	37,492	24,114	25,547	(505)

Present value of free cash flow - low
Maintainable free cash flow, after tax		(18,000)	(16,076)	1,163	16,321	37,492	24,114	25,547	(505)
Present value factor @ 22.5%.		0.904	0.776	0.701	0.602	0.492	0.401	0.328	0.267

Present value		(16,263)	(12,474)	816	9,827	18,427	9,675	8,367	(135)

Total - low, rounded	18,200

Present value of free cash flow - high
Maintainable free cash flow, after tax		(18,000)	(16,076)	1,163	16,321	37,492	24,114	25,547	(505)
Present value factor @ 20.0%.		0.913	0.796	0.727	0.634	0.528	0.440	0.367	0.306

Present value		(16,432)	(12,800)	846	10,346	19,806	10,616	9,372	(154)

Total - high, rounded	21,600

Appendix A Page 8 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Discounted Cash Flow
For the year ended December 31 (in USD $000's)	Schedule 5

Notes:

1.	As capital expenditures materially occuer in the first 6 months and revenues are not generated until the last 6 months, in order to reflect appropriate discounting associated with this timing we discounted the two periods seperately.

2.	From a review of Aranzazu's financial model, as provided by Management, it is our understanding that extraordinary mining duties is 0.5% of revenue from the gold and silver deposits, as follows:

Extraordinary mining duty
Gold revenue	Above	14,712	20,729	29,288	23,812	24,504	3,586
Silver revenue	Above	2,893	5,934	6,520	7,367	6,540	1,223

Tax base		17,605	26,663	35,808	31,179	31,044	4,810
Extraordinary mining duty @ 0.5%.		0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

Total extraordinary mining duty		88	133	179	156	155	24

3.	From a review of Aranzazu's financial model, as provided by Management, it is our understanding that special mining duty is 7.5% of EBITDA, less extraordinary mining duty, as follows:

Special mining duty
Earnings from operations	Above	15,705	35,254	53,155	40,057	39,930	5,470
Less: Asset retirement obligation		(2,726)	(338)	(351)	(365)	(380)	(372)
Less: extraordinary mining duty	Note 1	(88)	(133)	(179)	(156)	(155)	(24)

Tax base		12,891	34,783	52,625	39,536	39,395	5,074
Special mining duty @ 7.5%.		7.5%	7.5%	7.5%	7.5%	7.5%	7.5%

Total special mining duty		967	2,609	3,947	2,965	2,955	381

Appendix A Page 9 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Discounted Cash Flow
For the year ended December 31 (in USD $000's)	Schedule 5

4.	Corporate income taxes are calculated as follows:

Based on discussions with Management, we applied 'pre-production' costs in 2018 of $18.0 million, depreciated on a straight line basis for 6 years. We added $3.0 million expense per annum to depreciation from the Aranzazu LOM Model. We have applied the tax loss carry forward as per the Aranzazu LOM Model.

Corporate income tax
Earnings from operations	Above	15,705	35,254	53,155	40,057	39,930	5,470
Less: Asset retirement obligation		(2,726)	(338)	(351)	(365)	(380)	(372)
Less: Depreciation		(11,095)	(18,954)	(23,310)	(26,018)	(30,803)	(10,135)
Less: Extraordinary mining duty	Note 1	(88)	(133)	(179)	(156)	(155)	(24)
Less: Special mining duty	Note 3	(967)	(2,609)	(3,947)	(2,965)	(2,955)	(381)

Tax base		829	13,220	25,368	10,552	5,638	(5,442)
Taxes loss carry forward		(829)	(13,220)	(25,368)	(10,552)	(5,638)	-

Adjusted tax base		-	-	-	-	-	-
Corporate income tax @ 30.0%.		30.0%	30.0%	30.0%	30.0%	30.0%	30.0%

Corporate income tax		-	-	-	-	-	-

Tax losses carry forward
Beginning		76,381	75,552	62,331	36,964	26,411	20,774
Additions / (Used)		(829)	(13,220)	(25,368)	(10,552)	(5,638)	5,442

Ending, taxes loss carry forward		75,552	62,331	36,964	26,411	20,774	26,215

5.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 10 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Copper Production and Revenue
For the year ended December 31 (in USD $000's)	Schedule 6

	Reference	2018	2019	2020	2021	2022	2023	2024
Life of mine (in 000's t)
Resources, beginning of period	Note 1		4,291	3,786	2,877	1,967	1,057	147
Mined	Note 1		505	910	910	910	910	147

Resources, end of period			3,786	2,877	1,967	1,057	147	-

Copper
Ore mined (in 000's t)	Above		505	910	910	910	910	147
Copper Sulfide %	Note 1		1.5%	1.7%	1.9%	1.7%	1.6%	1.5%
Metallurgical recovery %	Note 1		84.0%	84.0%	84.0%	84.0%	84.0%	84.0%

Ores recovered (in 000's t)			6	13	14	13	13	2
Conversion from tonne to lb			2,205	2,205	2,205	2,205	2,205	2,205

Ores recovered (in 000's lb)			14,109	29,416	31,612	28,271	27,702	4,198
Copper prices (in US$ per lb)	Schedule 22		2.66	2.75	2.91	3.00	2.97	3.00
Payable	Note 1		95.7%	95.7%	95.7%	95.7%	95.7%	95.7%

Revenue - copper			35,922	77,364	87,915	81,048	78,610	12,047

Notes:

1.	Information obtained from the Aranzazu LOM Model, as provided by Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 11 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Gold Production and Revenue
For the year ended December 31 (in USD $000's)	Schedule 7

	Reference	2018	2019	2020	2021	2022	2023	2024
Life of mine (in 000's t)
Resources, beginning of period	Note 1		4,291	3,786	2,877	1,967	1,057	147
Mined	Note 1		505	910	910	910	910	147

Resources, end of period			3,786	2,877	1,967	1,057	147	-

Gold
Ore mined (in 000's t)	Above		505	910	910	910	910	147
Au grade (g/t)	Note 1		1.28	1.02	1.40	1.14	1.16	1.04
Metallurgical recovery %	Note 1		59%	59%	59%	59%	59%	59%

Ores recovered (in 000's g)			383	552	758	618	625	90
Gram to troy oz conversion			0.03	0.03	0.03	0.03	0.03	0.03

Ores recovered (in 000's troy oz)			12	18	24	20	20	3
Gold price (in US$ per oz)	Schedule 21		1,288	1,304	1,309	1,316	1,336	1,358
Payable	Note 1		92.8%	89.5%	91.8%	91.0%	91.3%	90.8%

Revenue - gold			14,712	20,729	29,288	23,812	24,504	3,586

Notes:

1.	Information obtained from the Aranzazu LOM Model, as provided by Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 12 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Silver Production and Revenue
For the year ended December 31 (in USD $000's)	Schedule 8

	Reference	2018	2019	2020	2021	2022	2023	2024
Life of mine (in 000's t)
Resources, beginning of period	Note 1		4,291	3,786	2,877	1,967	1,057	147
Production	Note 1		505	910	910	910	910	147

Resources, end of period			3,786	2,877	1,967	1,057	147	-

Silver
Ore mined (in 000's t)	Above		505	910	910	910	910	147
Ag grade (g/t)	Note 1		15.97	17.80	19.36	21.16	19.93	21.60
Metallurgical recovery %	Note 1		70%	70%	70%	70%	70%	70%

Ores recovered (in 000's g)			5,668	11,388	12,388	13,536	12,752	2,225
Gram to troy oz conversion			0.03	0.03	0.03	0.03	0.03	0.03

Ores recovered (in 000's troy oz)			182	366	398	435	410	72
Silver price (in US$ per oz)	Schedule 23		18.6	19.1	19.3	19.3	18.3	19.3
Payable	Note 1		85.2%	84.7%	84.9%	87.6%	87.1%	88.8%

Revenue - silver			2,893	5,934	6,520	7,367	6,540	1,223

Notes:

1.	Information obtained from the Aranzazu LOM Model, as provided by Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 13 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Operating Expenses
For the year ended December 31 (in USD $000's)	Schedule 9

	Reference	2018	2019	2020	2021	2022	2023	2024
Operating expenses
Mine costs	Note 1	-	20,323	36,628	36,632	36,632	36,632	5,897
Plant costs	Note 1	-	5,513	9,937	9,938	9,938	9,938	1,600
General and administrative costs	Note 1	-	2,632	4,744	4,745	4,745	4,745	764
Transport to market	Note 1	-	1,268	2,285	2,285	2,285	2,285	368

Total operating expenses		-	29,736	53,594	53,599	53,599	53,599	8,629

Notes:

1.	Information obtained from the Aranzazu LOM Model, as provided by Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 14 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Capital Expenditures
For the year ended December 31 (in USD $000's)	Schedule 10

	Reference	2018	Jun 30, 2019	2019	2020	2021	2022	2023	2024
Capital expenditures
Pre-production cost	Note 1	18,000	3,617	1,124	-	-	-	-	-
Capitalized mine development cost	Note 2	-	3,599	8,630	12,125	9,731	9,402	8,952	1,301
Sustaining capital expenditures	Note 2	-	8,860	501	3,335	805	4,543	2,243	805
Expansionary capital expenditures	Note 2	-	-	-	-	-	-	-	-

Total capital expenditures		18,000	16,076	10,255	15,460	10,536	13,944	11,194	2,106

Mine closure and and rehabilitation		-		-	-	-	-	-	6,500

Notes:

1.	Based on discussions with Management, it is our understanding that Aranzazu is expected to incur approximately $18.0 million of pre-production start up costs.

2.	Information obtained from the Aranzazu LOM Model, as provided by Management.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 15 of 34

Aura Minerals Inc.
Aranzazu Property - Mexico
Formal Valuation Report
Weighted Average Cost of Capital Summary
As at December 11, 2017	Schedule 11

	Reference	Low	High

Cost of equity	Schedule 20	12.48%	13.52%

Unsystematic Risk Factors
Size risk premium	Note 1	3.67%	3.67%
Company specific premium	Note 2	7.00%	9.00%

Cost of equity		23.15%	26.19%

Cost of debt
Pre-tax cost of debt	Note 3	6.03%	6.03%
Incremental tax rate	Note 4	25.00%	25.00%

After-tax cost of debt		4.52%	4.52%

Market debt to equity ratio	Note 5	0.20	0.20

Weighted average cost of debt (16.67%)		0.75%	0.75%
Weighted-average cost of equity (83.33%)		19.29%	21.83%

Weighted-average cost of capital		20.04%	22.58%

Weighted-average cost of capital, rounded		20.00%	22.50%

Notes:

1.	As per Duff & Phelps, 2017 Valuation Handbook - Guide to Cost of Capital. The size premium is based on decile 10b, which includes the smallest companies from the dataset.

2.	In determining a risk premium we considered, among other things, risk factors assoicated with the cash flows to which the discount rate will apply. Risk factors include, but are not limited to, geography, political, realization of revenues, realization of expenses, execution on the timing of the cash flows and other factors.

3.	We have assumed that Aura can obtain debt at 1 year United States LIBOR rate plus 4.3%. As at the Valuation Date, the 1 year United States LIBOR rate is 1.7%.

4.	Corporate income tax is based on the long term substantially enacted tax rates.

5.	An appropriate capital structure has been assumed to be as reflected based on industry benchmark research.

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 16 of 34

Aura Minerals Inc.
Ernesto Pau-a-Pique Property - Brazil
Formal Valuation Report
Discounted Cash Flow
For the year ended December 31 (in USD $000's)	Schedule 12

	Reference	2018	2019	2020	2021	2022

Gross revenue	Note 1	57,436	38,991	50,017	52,131	35,281
Total CFEM payable @ 1.5%	Note 2	(862)	(585)	(750)	(782)	(529)
Yamana royalty @ 2.0%	Note 3	(1,149)	(780)	(1,000)	(1,043)	(706)

Net revenue		55,426	37,626	48,266	50,307	34,046

Operating expenses	Note 4	(39,070)	(22,750)	(25,070)	(25,190)	(19,640)

EBITDA		16,356	14,876	23,196	25,117	14,406
Corporate income tax	Note 5	(2,494)	(2,269)	(3,537)	(3,830)	(2,197)

		13,862	12,608	19,659	21,286	12,209

Capital expenditures	Note 1	(6,260)	(11,080)	(7,500)	(4,950)	(1,270)
Mine closure and rehabilitation	Note 1	(1,650)	-	-	(850)	(4,500)

Maintainable free cash flow, after tax		5,952	1,528	12,159	15,486	6,439

Present value of free cash flow - low
Maintainable free cash flow, after tax		5,952	1,528	12,159	15,486	6,439
Present value factor @ 19.5%.		0.915	0.766	0.641	0.536	0.449

Present value		5,445	1,170	7,789	8,302	2,889

Total - low, rounded
Reserves		25,600
Resources	Schedule 14	5,190

Total		30,790

Present value of free cash flow - high
Maintainable free cash flow, after tax		5,952	1,528	12,159	15,486	6,439
Present value factor @ 17.5%.		0.923	0.785	0.668	0.569	0.484

Present value		5,491	1,199	8,124	8,807	3,116

Total - high, rounded
Reserves		26,700
Resources	Schedule 14	5,504

Total		32,204

Appendix A Page 17 of 34

Aura Minerals Inc.
Ernesto Pau-a-Pique Property - Brazil
Formal Valuation Report
Discounted Cash Flow
For the year ended December 31 (in USD $000's)	Schedule 12

Notes:

1.	Gross revenue calculated as follows, gold sold based on information obtained from the Ernesto Pau-a-Pique technical report.

	2018	2019	2020	2021	2022

Gold sold, in thousand of Oz	44.6	29.9	38.2	39.6	26.4
Price per Oz	1,288	1,304	1,309	1,316	1,336

	57,436	38,991	50,017	52,131	35,281

2.	Based on information obtained from the Ernesto Pau-a-Pique technical report, it is our understanding that CFEM royalty is approximately 1.0% and the landowner royalty of approximately 0.5%.

3.	Based on information obtained from the EPP technical report, it is our understanding that Yamana royalty is approximately 2.0%.

4.	Based on information obtained from the EPP technical report.

5.	Corporate income taxes are calculated as follows:

		2018	2019	2020	2021	2022

IRPJ		25.00%	25.00%	25.00%	25.00%	25.00%
IRPJ rate reduction		-18.75%	-18.75%	-18.75%	-18.75%	-18.75%
CSLL (social contribution)		9.00%	9.00%	9.00%	9.00%	9.00%

Total corporate tax rate		15.25%	15.25%	15.25%	15.25%	15.25%

EBITDA	Above	16,356	14,876	23,196	25,117	14,406

EBIT		16,356	14,876	23,196	25,117	14,406
Corporate tax rate	Above	15.25%	15.25%	15.25%	15.25%	15.25%

Corporate income tax		(2,494)	(2,269)	(3,537)	(3,830)	(2,197)

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 18 of 34

Aura Minerals Inc.
Ernesto Pau-a-Pique Property - Brazil
Formal Valuation Report
Weighted Average Cost of Capital Summary
As at December 11, 2017	Schedule 13

	Reference	Low	High

Cost of equity	Schedule 20	12.48%	13.52%

Unsystematic Risk Factors
Size risk premium	Note 1	3.67%	3.67%
Company specific premium	Note 2	10.00%	12.00%

Cost of equity		26.15%	29.19%

Cost of debt
Pre-tax cost of debt	Note 3	6.03%	6.03%
Incremental tax rate	Note 4	15.25%	15.25%

After-tax cost of debt		5.11%	5.11%

Market debt to equity ratio	Note 5	0.70	0.70

Weighted average cost of debt (41.18%)		2.10%	2.10%
Weighted-average cost of equity (58.82%)		15.38%	17.17%

Weighted-average cost of capital		17.48%	19.27%

Weighted-average cost of capital, rounded		17.50%	19.50%

Notes:

1.	As per Duff & Phelps, 2017 Valuation Handbook - Guide to Cost of Capital. The size premium is based on decile 10b, which includes the smallest companies from the dataset.

2.	In determining a risk premium we considered, among other things, risk factors assoicated with the cash flows to which the discount rate will apply. Risk factors include, but are not limited to, geography, political, realization of revenues, realization of expenses, execution on the timing of the cash flows and other factors.

3.	We have assumed that Aura can obtain debt at 1 year United States LIBOR rate plus 4.3%. As at the Valuation Date, the 1 year United States LIBOR rate is 1.7%.

4.	Incremental tax rate based on the long-term enacted tax rates.

5.	An appropriate capital structure has been assumed to be as reflected based on industry benchmark research.

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 19 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ Summary
As at December 11, 2017 (in USD $000's)	Schedule 14

	Reference	Ernesto Pau-a-Pique

Gold		Low	High	Mid

Resources	Note 1	591,559	591,559	591,559
Multiple	Schedule 15	8.77	9.30	9.04

In-situ value		5,190	5,504	5,347

Notes:

1.	Information obtained from Aura's technical reports, life of mine financial models, and Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 20 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Gold Resources
As at December 11, 2017 (in USD $'s)	Schedule 15

						Gold only
	EV attributable to Gold		EV to In-situ Gold		Adjusted EV to In-situ Gold	Adjusted EV to In-situ Gold
		In-situ Gold
	(in 000's $)	(in 000's troy oz)	(in $ per troy oz)	Adjustment	(in $ per troy oz)	(in $ per troy oz)
	Schedule 16	Schedule 18		Note 1

Red Eagle Exploration Limited	5,461	412	13.257	9.6%	14.531	n/a
Red Eagle Exploration Limited	8,772	412	21.294	9.6%	23.340	n/a
PC Gold Inc.	8,604	1,292	6.660	15.4%	7.683	7.683
Clifton Star Resources, Inc.	4,740	480	9.881	0.2%	9.906	9.906
Magellan Minerals Limited	10,553	913	11.560	-3.6%	11.139	11.139
Sona Resources Corp.	1,042	188	5.546	-5.1%	5.262	n/a
Rotation Minerals Ltd.	1,202	54	22.203	-8.1%	20.408	n/a
Kilo Goldmines Ltd.	8,025	1,107	7.252	-1.6%	7.139	7.139
Red Eagle Exploration Limited	21,021	412	51.031	-4.7%	48.640	n/a
AQM Copper Inc.	3,118	524	5.955	4.2%	6.208	n/a
Orex Exploration Inc.	9,080	886	10.248	-0.5%	10.194	10.194
Pinecrest Resources Ltd.	7,838	973	8.056	-0.6%	8.011	8.011
Bellhaven Copper & Gold Inc.	6,790	1,210	5.612	-1.5%	5.528	n/a

			Average
			Simple		13.69	9.01
			No high-low		11.28	8.95
			Harmonic mean		9.30	8.77
			Statistical analysis
			Minimum		5.26	7.14
			1st quartile		7.14	7.76
			Median		9.91	8.96
			3rd quartile		14.53	10.12
			Maximum		48.64	11.14

Resources				Low	High	Mid

Selected			Note 2	8.77	9.30	9.04

Appendix A Page 21 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Gold Resources
As at December 11, 2017 (in USD $'s)	Schedule 15

Notes:

1.	We note that the derived transaction multiple is as at the respective transaction dates. It is reasonable to assume that the implied enterprise value of the transaction will correlate with the prices of gold. We adjusted the calculated multiple by the price of gold as at the transaction date, as follows:

		Gold Price
	Transaction Date	Transaction Date	Valuation Date	Adjustment
	Schedule 19	Schedule 17

Red Eagle Exploration Limited	5-Oct-15	1,137.60	1,246.90	9.6%
Red Eagle Exploration Limited	5-Oct-15	1,137.60	1,246.90	9.6%
PC Gold Inc.	16-Nov-15	1,080.90	1,246.90	15.4%
Clifton Star Resources, Inc.	8-Apr-16	1,243.80	1,246.90	0.2%
Magellan Minerals Limited	6-May-16	1,294.00	1,246.90	-3.6%
Sona Resources Corp.	15-Sep-16	1,314.00	1,246.90	-5.1%
Rotation Minerals Ltd.	11-Jul-16	1,356.60	1,246.90	-8.1%
Kilo Goldmines Ltd.	26-Oct-16	1,266.60	1,246.90	-1.6%
Red Eagle Exploration Limited	2-Nov-16	1,308.20	1,246.90	-4.7%
AQM Copper Inc.	13-Jan-17	1,196.20	1,246.90	4.2%
Orex Exploration Inc.	19-May-17	1,253.60	1,246.90	-0.5%
Pinecrest Resources Ltd.	10-Apr-17	1,253.90	1,246.90	-0.6%
Bellhaven Copper & Gold Inc.	30-May-17	1,265.70	1,246.90	-1.5%

2.	We have selected the harmonic mean as our low and high values.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 22 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Enterprise Value Attributable to Resources
As at December 11, 2017 (in USD $'s)	Schedule 16

	Gold	Silver	Copper	Total EV
	Note 1	Note 1	Note 1	Note 2

Red Eagle Exploration Limited	5,461	200	-	5,661
Red Eagle Exploration Limited	8,772	320	-	9,092
PC Gold Inc.	8,604	-	-	8,604
Clifton Star Resources, Inc.	4,740	-	-	4,740
Magellan Minerals Limited	10,553	-	-	10,553
Sona Resources Corp.	1,042	5	-	1,048
Rotation Minerals Ltd.	1,202	13	-	1,215
Kilo Goldmines Ltd.	8,025	-	-	8,025
Red Eagle Exploration Limited	21,021	795	-	21,816
AQM Copper Inc.	3,118	-	21,486	24,604
Orex Exploration Inc.	9,080	-	-	9,080
Pinecrest Resources Ltd.	7,838	-	-	7,838
Bellhaven Copper & Gold Inc.	6,790	-	3,651	10,441

Notes:

1.	In order to calculate in-situ values, we allocated the enterprise value of each company to the respective commodity based on the percentage allocation calculated in Schedule 17.

2.	To determine enterprise value for the comparable companies, we utilized information obtained from S&P Capital IQ, as at December 11, 2017. The determination of enterprise value is as follows:

		Purchase Price	Percentage Purchased	Adjusted Purchase Price	Total Warrants Outstanding	Total Implied Equity Value
	Date						Debt	Preferred Equity	Minority Interest	Cash & ST Investments	Enterprise Value

Red Eagle Exploration Limited	5-Oct-15	3,136	54.00%	5,807	-	5,807	-	-	-	146	5,661
Red Eagle Exploration Limited	5-Oct-15	3,593	38.67%	9,291	-	9,291	-	-	-	199	9,092
PC Gold Inc.	16-Nov-15	7,380	100.00%	7,380	840	8,220	479	-	-	95	8,604
Clifton Star Resources, Inc.	8-Apr-16	13,803	100.00%	13,803	-	13,803	-	-	-	9,062	4,740
Magellan Minerals Limited	6-May-16	10,353	100.00%	10,353	-	10,353	349	-	-	149	10,553
Sona Resources Corp.	15-Sep-16	1,035	100.00%	1,035	-	1,035	65	-	-	53	1,048
Rotation Minerals Ltd.	11-Jul-16	160	12.95%	1,236	-	1,236	-	-	-	22	1,215
Kilo Goldmines Ltd.	26-Oct-16	1,892	12.90%	14,668	-	14,668	-	-	-	6,643	8,025
Red Eagle Exploration Limited	2-Nov-16	5,545	23.10%	24,010	-	24,010	-	-	-	2,194	21,816
AQM Copper Inc.	13-Jan-17	17,789	70.45%	25,252	657	25,909	-	-	-	1,305	24,604
Orex Exploration Inc.	19-May-17	9,622	100.00%	9,622	203	9,826	-	-	-	745	9,080
Pinecrest Resources Ltd.	10-Apr-17	1,574	18.21%	8,642	-	8,642	-	-	-	804	7,838
Bellhaven Copper & Gold Inc.	30-May-17	9,944	100.00%	9,944	402	10,346	361	-	-	266	10,441

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 23 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Resource Saleable In-Situ Value
As at December 11, 2017 (in USD $000's)	Schedule 17

		Salable Price			Saleable In-Situ Value			Allocation Percentage
		Gold	Silver	Copper
	Date	(in troy oz)	(in troy oz)	(in lb)	Gold	Silver	Copper	Gold	Silver	Copper
		Note 1	Note 1	Note 1	Note 2	Note 2	Note 2	Note 3	Note 3	Note 3

Red Eagle Exploration Limited	10/5/2015	1,137.6	15.7	2.4	468,607	17,120	-	96.5%	3.5%	0.0%
Red Eagle Exploration Limited	10/5/2015	1,137.6	15.7	2.4	468,607	17,120	-	96.5%	3.5%	0.0%
PC Gold Inc.	11/16/2015	1,080.9	14.2	2.1	1,396,383	-	-	100.0%	0.0%	0.0%
Clifton Star Resources, Inc.	4/8/2016	1,243.8	15.4	2.1	596,695	-	-	100.0%	0.0%	0.0%
Magellan Minerals Limited	5/6/2016	1,294.0	17.5	2.2	1,181,330	-	-	100.0%	0.0%	0.0%
Sona Resources Corp.	9/15/2016	1,314.0	19.0	2.2	246,996	1,239	-	99.5%	0.5%	0.0%
Rotation Minerals Ltd.	7/11/2016	1,356.6	20.3	2.1	73,434	780	-	98.9%	1.1%	0.0%
Kilo Goldmines Ltd.	10/26/2016	1,266.6	17.6	2.1	1,401,640	-	-	100.0%	0.0%	0.0%
Red Eagle Exploration Limited	11/2/2016	1,308.2	18.7	2.2	538,881	20,373	-	96.4%	3.6%	0.0%
AQM Copper Inc.	1/13/2017	1,196.2	16.8	2.7	626,239	-	4,315,742	12.7%	0.0%	87.3%
Orex Exploration Inc.	5/19/2017	1,253.6	16.8	2.6	1,110,736	-	-	100.0%	0.0%	0.0%
Pinecrest Resources Ltd.	4/10/2017	1,253.9	17.9	2.6	1,219,862	-	-	100.0%	0.0%	0.0%
Bellhaven Copper & Gold Inc.	5/30/2017	1,265.7	17.4	2.6	1,531,477	-	823,494	65.0%	0.0%	35.0%

Notes:

1.	Gold, silver, and copper prices obtained from S&P Capital IQ.

2.	For a calculation of the saleable in-situ value of each commodity, we multiplied the market price of the respective commodity, as at the Valuation Date, by the amount of in-situ resources (see Schedule 18).

3.	After determining the saleable in-situ value, we determined the allocation percentage for the respective commodity.

4.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 24 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Contained Resources
As at December 11, 2017	Schedule 18

	Gold				Silver				Copper
	Tonnage	Grade	Contained	Contained	Tonnage	Grade	Contained	Contained	Tonnage	Grade	Contained	Contained
	(in 000's t)	(in g/t)	(in 000's g)	(in 000's troy oz)	(in 000's t)	(in g/t)	(in 000's g)	(in 000's troy oz)	(in 000's t)	(in %)	(in 000's t)	(in 000's lb)

Red Eagle Exploration Limited	3,794	3.38	12,812	411.93	3,794	8.94	33,899	1,090	-	0.00%	-	-
Red Eagle Exploration Limited	3,794	3.38	12,812	411.93	3,794	8.94	33,899	1,090	-	0.00%	-	-
PC Gold Inc.	10,303	3.90	40,182	1,291.87	-	-	-	-	-	0.00%	-	-
Clifton Star Resources, Inc.	3,420	4.36	14,921	479.74	-	-	-	-	-	0.00%	-	-
Magellan Minerals Limited	4,240	6.70	28,395	912.93	-	-	-	-	-	0.00%	-	-
Sona Resources Corp.	598	9.77	5,847	187.97	72	28.17	2,032	65	-	0.00%	-	-
Rotation Minerals Ltd.	193	8.71	1,684	54.13	193	6.18	1,194	38	-	0.00%	-	-
Kilo Goldmines Ltd.	14,264	2.41	34,420	1,106.62	-	-	-	-	-	0.00%	-	-
Red Eagle Exploration Limited	3,794	3.38	12,812	411.93	3,794	8.94	33,899	1,090	-	0.00%	-	-
AQM Copper Inc.	201,030	0.08	16,283	523.52	-	-	-	-	201,030	0.36%	728	1,604,365
Orex Exploration Inc.	5,132	5.37	27,559	886.04	-	-	-	-	-	0.00%	-	-
Pinecrest Resources Ltd.	33,621	0.90	30,259	972.85	-	-	-	-	-	0.00%	-	-
Bellhaven Copper & Gold Inc.	60,701	0.62	37,635	1,209.98	-	-	-	-	60,701	0.24%	146	321,175

Notes:

1.	The above information was obtained from S&P Capital IQ.

2.	See Schedule 19 relating to certain selected details of the comparable companies.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 25 of 34

Aura Minerals Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Screening Summary
As at December 11, 2017	Schedule 19

	Buyer Company	Transaction Closed Date	Number of Properties
Acquired

Red Eagle Exploration Limited	Red Eagle Mining Corporation	5-Oct-15	1
Red Eagle Exploration Limited	Batero Gold Corp.	5-Oct-15	1
PC Gold Inc.	First Mining Finance Corp.	16-Nov-15	1
Clifton Star Resources, Inc.	First Mining Finance Corp.	8-Apr-16	1
Magellan Minerals Limited	Anfield Nickel Corp.	6-May-16	1
Sona Resources Corp.	Skeena Resources Limited	15-Sep-16	2
Rotation Minerals Ltd.	-	11-Jul-16	1
Kilo Goldmines Ltd.	Resolute (Treasury) Pty Ltd	26-Oct-16	1
Red Eagle Exploration Limited	Red Eagle Mining Corporation	2-Nov-16	1
AQM Copper Inc.	Teck Resources Limited	13-Jan-17	1
Orex Exploration Inc.	Anaconda Mining Inc.	19-May-17	1
Pinecrest Resources Ltd.	-	10-Apr-17	1
Bellhaven Copper & Gold Inc.	GoldMining Inc.	30-May-17	1

Notes:

1.	The above information was obtained from S&P Capital IQ screening with the following criteria:

Transaction Types: Merger/Acquisition;

Transaction Status: Closed;

Industry Classifications: Metals and Mining - Gold;

P&P Ore Reserves (in '000s of T) [Latest Annual] (Target/Issuer): NOT (is greater than 0);

Gold - Total Ore Resources (in '000s of T) [Latest Annual] (Target/Issuer): is greater than 0;

Other mineral resources, except for silver and copper: is not greater than 0;

Exchanges (All Listings): (TSX) The Toronto Stock Exchange OR (TSXV) TSX Venture Exchange;

Implied Total Enterprise Value: is less than $100mm CAD; and,

Transaction Value: > 0.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 26 of 34

Aura Minerals Inc.
Formal Valuation Report
Weighted Average Cost of Capital - Screening
As at December 11, 2017 (in USD $ Millions)	Schedule 20

Guideline Companies	Ticker	Cash	Total Debt	Market Value of Equity	Total Enterprise Value (EV)	Net Debt to EV	Equity to EV	Historical Effective Tax Rate	Levered Equity Beta	Historical Debt to Equity	Unlevered Equity Beta

Roxgold Inc.	TSX:ROXG	70	77	453	464	1.5%	98.5%	7.2%	2.42	0.49	1.66
Premier Gold Mines Limited	TSX:PG	151	54	556	460	-21.0%	121.0%	35.6%	2.82	0.14	2.59
Wesdome Gold Mines Ltd.	TSX:WDO	30	12	415	397	-4.5%	104.5%	23.8%	1.32	0.09	1.24
Golden Star Resources Ltd.	TSX:GSC	49	135	331	326	26.4%	73.6%	0.0%	3.10	-	3.10
Teranga Gold Corporation	TSX:TGZ	129	19	323	229	-48.4%	148.4%	42.4%	2.87	0.02	2.83
Primero Mining Corp.	TSX:P	21	143	96	218	56.0%	44.0%	0.0%	2.10	0.22	1.72
Golden Queen Mining Co. Ltd.	TSX:GQM	13	58	88	220	20.5%	79.5%	0.0%	1.40	0.48	0.95
Marlin Gold Mining Ltd.	TSXV:MLN	11	46	143	178	19.7%	80.3%	0.0%	3.51	1.82	1.24
Alio Gold Inc.	TSX:ALO	52	2	222	172	-28.9%	128.9%	11.5%	2.94	0.01	2.91
AuRico Metals Inc.	TSX:AMI	17	-	187	169	-10.3%	110.3%	0.0%	-	-	-
Gran Colombia Gold Corp.	TSX:GCM	4	119	29	144	79.8%	20.2%	397.3%	4.86	0.46	(13.24)
Rye Patch Gold Corp.	TSXV:RPM	10	27	109	126	13.4%	86.6%	0.0%	1.67	0.40	1.19

								Average	2.42	0.35	0.52
								Median	2.62	0.18	1.45

								Selected	2.62	0.26	1.45

		Low	High

Unlevered Equity Beta		1.38	1.53	Unlevered equity beta = levered equity beta / [1+ (1 - tax rate) * debt-to-equity]
Debt-to-Equity		0.26	0.26	Above
Selected Subject Tax Rate		25.0%	25.0%	Based on the long term substantially enacted tax rates for Brazil.

Relevered Equity Beta		1.66	1.83	Levered equity beta = unlevered equity beta * [1 + (1 - tax rate) * debt-to-equity]

Risk-free Rate		2.6%	2.6%	Long-term 20 year U.S. Treasury Coupon Bond Yield
Equity Risk Premium		6.0%	6.0%	As per Duff & Phelps 2017 Valuation Handbook, Equity Risk Premium
Levered Equity Beta		1.66	1.83

Cost of Equity Capital		12.5%	13.5%	Cost of equity capital = risk-free rate + [equity beta * equity risk premium]

Notes:

1.	Information obtained from S&P Capital IQ.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 27 of 34

Aura Minerals Inc.
Formal Valuation Report
Analyst Forecast - Gold
As at December 11, 2017	Schedule 21

Contributor		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

BMO Capital Markets Equity Research		1,216.0	1,250.0	1,250.0	1,200.0	n/a	n/a	n/a	n/a	n/a	n/a
Canaccord Genuity		1,246.0	1,272.0	1,297.0	1,348.0	1,375.0	1,382.0	1,382.0	n/a	n/a	n/a
Cantor Fitzgerald Canada Corporation		1,288.0	1,300.0	1,300.0	1,350.0	1,300.0	1,300.0	1,300.0	1,300.0	1,300.0	1,300.0
CIBC World Markets Inc.		1,249.0	1,300.0	1,300.0	1,300.0	n/a	n/a	n/a	n/a	n/a	n/a
CIMB Research		1,250.0	1,356.0	1,390.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Cormark Securities Inc.		1,250.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Desjardins Securities Inc.		1,246.0	1,255.0	1,280.0	1,290.0	1,300.0	n/a	n/a	n/a	n/a	n/a
FBR Capital Markets & Co.		1,219.0	1,262.0	1,262.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
GMP Securities L.P		1,240.0	1,350.0	1,350.0	1,350.0	n/a	n/a	n/a	n/a	n/a	n/a
Haywood Securities Inc.		1,295.0	1,400.0	1,400.0	1,400.0	1,400.0	1,400.0	1,400.0	n/a	n/a	n/a
Investec Bank Limited (SA)		1,250.0	1,290.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jefferies LLC		1,242.0	1,275.0	1,300.0	1,300.0	n/a	n/a	n/a	n/a	n/a	n/a
Laurentian Bank Securities, Inc.		1,250.0	1,300.0	1,350.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
National Bank Financial		1,242.0	1,325.0	1,350.0	1,350.0	n/a	n/a	n/a	n/a	n/a	n/a
Nordea Markets		1,250.0	1,250.0	1,250.0	1,250.0	1,250.0	1,250.0	n/a	n/a	n/a	n/a
PI Financial Corp.		1,325.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	n/a	n/a
Renaissance Capital		1,250.0	1,300.0	1,312.0	1,331.0	1,348.0	n/a	n/a	n/a	n/a	n/a
Scotiabank Global Banking and Market		1,211.0	1,250.0	1,300.0	1,300.0	1,300.0	n/a	n/a	n/a	n/a	n/a
Societe Generale Cross Asset Research		1,222.0	1,225.0	1,225.0	1,225.0	1,225.0	n/a	n/a	n/a	n/a	n/a
Swedbank Large Corporates & Institutions		1,250.0	1,250.0	1,250.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
TD Securities Equity Research		1,242.0	1,250.0	1,300.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Wood & Company		1,220.0	1,234.0	1,265.0	1,296.0	n/a	n/a	n/a	n/a	n/a	n/a

Mean		1,247.9	1,287.8	1,304.1	1,309.3	1,316.4	1,336.4	1,358.0	1,325.0	1,300.0	1,300.0
Median		1,247.5	1,275.0	1,300.0	1,300.0	1,300.0	1,350.0	1,366.0	1,325.0	1,300.0	1,300.0
Number of analyst estimates		22	21	20	15	9	5	4	2	1	1

Selected	Note 2	1,247.9	1,287.8	1,304.1	1,309.3	1,316.4	1,336.4	1,358.0	1,325.0	1,300.0	1,300.0

Notes:

1.	Information obtained from S&P Capital IQ, www.capitaliq.com.

2.	We utilized analysts forecast until 2026. Post 2026, we assumed gold prices will remain consistant as 2026.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 28 of 34

Aura Minerals Inc.
Formal Valuation Report
Analyst Forecast - Copper
As at December 11, 2017	Schedule 22

Contributor		2017	2018	2019	2020	2021	2022	2023	2024	2025

BMO Capital Markets Equity Research		2.64	2.70	2.85	3.05	n/a	n/a	n/a	n/a	n/a
Canaccord Genuity		2.66	2.66	2.66	2.65	2.65	2.65	n/a	n/a	n/a
Cantor Fitzgerald Canada Corporation		2.65	2.75	2.75	3.00	n/a	n/a	n/a	n/a	n/a
CIBC World Markets Inc.		2.54	3.00	2.75	2.75	n/a	n/a	n/a	n/a	n/a
CIMB Research		2.54	2.55	2.94	n/a	n/a	n/a	n/a	n/a	n/a
Cormark Securities Inc.		2.65	2.65	2.75	3.00	n/a	n/a	n/a	n/a	n/a
Desjardins Securities Inc.		2.66	2.66	2.74	2.99	2.99	n/a	n/a	n/a	n/a
FBR Capital Markets & Co.		2.50	2.55	n/a	n/a	n/a	n/a	n/a	n/a	n/a
GMP Securities L.P		2.60	2.85	2.85	n/a	n/a	n/a	n/a	n/a	n/a
Haywood Securities Inc.		2.37	2.50	2.75	3.00	3.00	3.00	3.00	3.00	3.00
Investec Bank Limited (SA)		2.68	2.78	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jefferies LLC		2.54	2.75	3.00	3.50	n/a	n/a	n/a	n/a	n/a
Laurentian Bank Securities, Inc.		2.25	2.50	2.50	2.50	n/a	n/a	n/a	n/a	n/a
National Bank Financial		2.62	2.75	2.80	2.90	n/a	n/a	n/a	n/a	n/a
Nordea Markets		2.61	2.63	2.68	2.72	n/a	n/a	n/a	n/a	n/a
PI Financial Corp.		2.25	2.50	2.50	n/a	n/a	n/a	n/a	n/a	n/a
Renaissance Capital		2.45	2.31	2.40	2.55	2.72	n/a	n/a	n/a	n/a
Scotiabank Global Banking and Market		2.54	2.75	3.00	3.25	3.50	n/a	n/a	n/a	n/a
Societe Generale Cross Asset Research		2.55	2.65	2.72	2.72	2.72	n/a	n/a	n/a	n/a
Swedbank Large Corporates & Institutions		2.53	2.63	2.72	n/a	n/a	n/a	n/a	n/a	n/a
TD Securities Equity Research		2.65	2.85	3.00	3.25	3.40	3.25	n/a	n/a	n/a
Wood & Company		2.58	2.59	2.63	2.69	n/a	n/a	n/a	n/a	n/a

Mean		2.55	2.66	2.75	2.91	3.00	2.97	3.00	3.00	3.00
Median		2.57	2.66	2.75	2.95	2.99	3.00	3.00	3.00	3.00
Number of analyst estimates		22	22	20	16	7	3	1	1	1

Selected	Note 2	2.55	2.66	2.75	2.91	3.00	2.97	3.00	3.00	3.00

Notes:

1.	Information obtained from S&P Capital IQ, www.capitaliq.com.

2.	We utilized analysts forecast until 2025. Post 2025, we assumed copper prices will remain consistant as 2025.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 29 of 34

Aura Minerals Inc.
Formal Valuation Report
Analyst Forecast - Silver
As at December 11, 2017	Schedule 23

Contributor		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

BMO Capital Markets Equity Research		17.41	18.00	19.0	20.0	20.0	n/a	n/a	n/a	n/a	n/a
Canaccord Genuity		18.29	18.71	19.1	19.6	20.0	20.0	n/a	n/a	n/a	n/a
Cantor Fitzgerald Canada Corporation		18.88	19.75	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0
CIBC World Markets Inc.		17.61	18.50	18.5	18.5	n/a	n/a	n/a	n/a	n/a	n/a
CIMB Research		17.40	22.00	24.5	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Cormark Securities Inc.		18.00	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Desjardins Securities Inc.		18.09	18.30	19.0	19.4	20.0	n/a	n/a	n/a	n/a	n/a
FBR Capital Markets & Co.		18.14	18.32	18.3	n/a	n/a	n/a	n/a	n/a	n/a	n/a
GMP Securities L.P		18.00	20.75	20.8	20.8	n/a	n/a	n/a	n/a	n/a	n/a
Haywood Securities Inc.		17.86	20.00	20.0	20.0	20.0	n/a	n/a	n/a	n/a	n/a
Investec Bank Limited (SA)		18.09	18.84	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jefferies LLC		17.49	17.50	18.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Laurentian Bank Securities, Inc.		18.25	19.00	19.0	19.0	n/a	n/a	n/a	n/a	n/a	n/a
National Bank Financial		18.00	18.75	21.0	20.0	19.0	n/a	n/a	n/a	n/a	n/a
Nordea Markets		17.00	16.00	17.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
PI Financial Corp.		17.75	18.50	18.5	18.5	18.5	18.5	18.5	18.5	n/a	n/a
Renaissance Capital		17.73	19.00	19.0	20.5	21.0	n/a	n/a	n/a	n/a	n/a
Scotiabank Global Banking and Market		17.20	18.50	20.0	20.0	20.0	n/a	n/a	n/a	n/a	n/a
Societe Generale Cross Asset Research		17.00	16.00	16.0	16.0	16.0	15.0	n/a	n/a	n/a	n/a
Swedbank Large Corporates & Institutions		18.00	18.00	18.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
TD Securities Equity Research		17.85	18.00	18.0	18.0	18.0	18.0	n/a	n/a	n/a	n/a
Wood & Company		17.00	19.00	19.0	19.0	n/a	n/a	n/a	n/a	n/a	n/a

Mean		17.77	18.64	19.13	19.28	19.31	18.31	19.25	19.25	20.00	20.00
Median		17.86	18.50	19.00	19.59	20.00	18.50	19.25	19.25	20.00	20.00
Number of analyst estimates		22	21	20	15	11	5	2	2	1	1

Selected	Note 2	17.77	18.64	19.13	19.28	19.31	18.31	19.25	19.25	20.00	20.00

Notes:

1.	Information obtained from S&P Capital IQ, www.capitaliq.com.

2.	We utilized analysts forecast until 2026. Post 2026, we assumed silver prices will remain consistant as 2026.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 30 of 34

Aura Minerals Inc.
Formal Valuation Report
Historical Statement of Comprehensive Income
For the year ended December 31 (in USD $000's)	Schedule 24

					Sep 30
	2013	2014	2015	2016	2017
					9 Months
Revenue
Gold sales	289,830	221,436	162,018	146,209	n/a
Copper concentrate sales, net	41,047	43,953	3,745	-	n/a

	330,877	265,389	165,763	146,209	118,977
Cost of goods sold
Direct mine and mill costs	247,642	216,644	139,147	105,705	88,455
Depletion and amortization	54,574	24,118	6,533	9,078	8,101
Gain on cash flow hedges	-	-	-	-	-
Write-down of inventory to net realizable value	34,354	9,133	5,903	413	-
Suspension and termination costs	-	4,793	-	-	-
Net change in inventories	-	-	-	-
Net smelter royalty	-	-	-	-	115

	336,570	254,688	151,583	115,196	96,671

Gross margin	(5,693)	10,701	14,180	31,013	22,306

General and administrative expenses
Salaries, wages and benefits	7,017	5,483	3,363	2,962	2,755
Professional and consulting fees	1,673	3,078	2,532	2,129	3,672
Legal provisions and settlements	-	-	120	585	649
Insurance	-	-	494	355	246
Amortization	283	379	-	-	-
Travel expenses	342	237	-	-	-
Directors' fees	354	315	199	325	136
Occupancy cost	-	-	209	279	213
Share based payment expense	1,392	548	234	230	5
Other	5,017	3,035	1,271	1,020	1,559

	16,078	13,075	8,422	7,885	9,235
Care-and maintenance expenses
EPP Project	-	-	-	4,072	-
Aranzazu Mine	-	-	791	1,946	1,778
Other Brazilian projects	-	-	-	1,981	1,760

	-	-	791	7,999	3,538
Exploration expenses
San Andres Mine	1,109	366	505	553	n/a
Sao Franciso Mine	671	135	126	92	n/a
Aranzazu Mine	24	21	-	-	n/a
Non-core projects	61	18	-	-	n/a
Serrote Project	122	-	-	-	n/a

	1,987	540	631	645	827

Loss on disposal - Brazilian exploration properties	8,760	-	-	-	-

Impairment charges	56,191	137,502	8,367	-	-

Operating income / (loss)	(88,709)	(140,416)	(4,031)	14,484	8,706

Appendix A Page 31 of 34

Aura Minerals Inc.
Formal Valuation Report
Historical Statement of Comprehensive Income
For the year ended December 31 (in USD $000's)	Schedule 24

					Sep 30
	2013	2014	2015	2016	2017
Gain on acquisition of Ernesto/Pau-a-Pique	-	-	-	19,886	-
Finance costs	(5,817)	(6,597)	(4,566)	(2,721)	(3,004)
Other (losses) / gains	12,656	2,193	4,869	(2,956)	3,703

Income / (loss) before income taxes	(81,870)	(144,820)	(3,728)	28,693	9,405

Income tax (expense) / recovery	7,677	1,938	(10,751)	(9,673)	(5,592)

Net income / (loss) for the year	(74,193)	(142,882)	(14,479)	19,020	3,813

Other comprehensive loss
Loss on foreign exchange translation of subsidiaries	(1,136)	(2,030)	(6,064)	(756)	(341)
Actuarial gain on post employment benefit, net of tax	(533)	268	18	2	69
Change in the fair value of cash flow hedges, net of tax	-	-	-	-	-

Other comprehensive loss, net of tax	(1,669)	(1,762)	(6,046)	(754)	(272)

Total comprehensive income / (loss)	(75,862)	(144,644)	(20,525)	18,266	3,541

Deficit, beginning of year	(305,679)	(380,405)	(523,019)	(537,480)	(518,458)
Net income / (loss) for the year	(74,193)	(142,882)	(14,479)	19,020	3,813
Actuarial gain on post employment benefit, net of tax	(533)	268	18	2	69

Deficit, end of year	(380,405)	(523,019)	(537,480)	(518,458)	(514,576)

Notes:

1.	The above information was obtained from the following:

- 2013 to 2016, inclusive, audited financial statements as audited by PricewaterhouseCoopers LLP; and,

- September 30, 2017, interim consolidated financial statements, as prepared by Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 32 of 34

Aura Minerals Inc.
Formal Valuation Report
Historical Balance Sheet Summary
For the year ended December 31 (in USD $000's)	Schedule 25

					Sep30
	2013	2014	2015	2016	2017
Assets					9 Months
Current
Cash and cash equivalents	15,359	7,831	2,261	10,713	10,484
Trade and other receivables	18,432	15,638	14,493	7,108	16,432
Inventory	66,526	46,126	36,083	38,847	39,089
Other current assets	7,662	4,769	2,494	3,345	3,815

Total current assets	107,979	74,364	55,331	60,013	69,820

Other long-term assets	10,265	8,961	9,436	13,075	10,581
Property, plant and equipment	228,762	91,548	78,428	102,758	102,689
Deferred income tax asset	4,502	4,619	128	4	-
Intangible assets	-	-	-	-	-

Total assets	351,508	179,492	143,323	175,850	183,090

Liabilities
Current
Trade and other payables	38,685	36,647	31,954	35,181	30,915
Current portion of debts	47,027	31,433	7,642	7,818	19,954
Current income tax liabilities	-	7,302	14,412	8,108	4,755
Current portion of provision for mine closure and restoration	2,849	309	2,118	82	82
Current portion of other liabilities	4,269	3,082	4,613	2,365	2,144
Derivative financial liabilities	-	-	-	-	-

Total current liabilities	92,830	78,773	60,739	53,554	57,850

Debts	202	-	2,751	12,215	6,827
Deferred income tax liabilities	12,341	2,696	1,720	4,487	5,876
Provision for mine closure and restoration	18,986	17,914	15,367	19,662	23,136
Other provisions	7,543	6,154	5,904	6,741	7,687
Other liabilities	7,661	6,016	4,162	2,575	1,441

Total liabilities	139,563	111,553	90,643	99,234	102,817

Shareholders' equity
Share capital	537,603	537,684	542,649	548,044	548,217
Contributed surplus	53,605	54,162	54,463	54,738	54,681
Accumulated other comprehensive loss	1,142	(888)	(6,952)	(7,708)	(8,049)
Deficit	(380,405)	(523,019)	(537,480)	(518,458)	(514,576)

Total shareholders' equity	211,945	67,939	52,680	76,616	80,273

Total liabilities and shareholders' equity	351,508	179,492	143,323	175,850	183,090

Appendix A Page 33 of 34

Aura Minerals Inc.
Formal Valuation Report
Historical Balance Sheet Summary
For the year ended December 31 (in USD $000's)	Schedule 25

Notes:

1.	The above information was obtained from the following:

- 2013 to 2016, inclusive, audited financial statements as audited by PricewaterhouseCoopers LLP; and,

- September 30, 2017, interim consolidated financial statements, as prepared by Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 34 of 34

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Appendix B: Scope of Review

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

Appendix B – Scope of Review

Before reaching our conclusion on the value noted herein, we reviewed and relied, without audit or verification by us, primarily upon the following information:

1.	The audited consolidated financial statements of Aura, as audited by PricewaterhouseCoopers LLP, for the fiscal year ended December 31, 2012 to 2016, inclusive;

2.	The unaudited consolidated interim financial statements of Aura, as prepared by Management for the period ended September 30, 2017;

3.	The annual management’s discussion and analysis, as prepared by Management for the fiscal year ended December 31, 2012 to 2016, inclusive;

4.	The Ernesto Pau-a-Pique technical report titled ‘Feasibility Study and Technical Report on the EPP Project’ prepared by P&E Mining Consultants Inc., dated January 13, 2017;

5.	The Aranzazu technical report titled ‘Preliminary Economic Assessment of the Re-Opening of the Aranzazu Mine’, dated September 18, 2015;

6.	The San Andres technical report titled ‘Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan, Honduras’, dated July 2, 2014;

7.	The Serrote technical report titled ‘NI 43-101 Technical Report on the Feasibility Study for the Serrote da Laje Project, Alagoas State, Brazil’ prepared by Micon International Limited, dated October 15, 2012;

8.	The Sao Francisco technical report titled ‘Resource and Reserve Estimates on the Sao Francisco Mine in the Municipality of Vila Bela da Santissima Trindade, State of Mato Grosso Brazil’, dated January 31, 2012;

9.	The presentation deck named ‘MNP Presentation – EPP – June12[1]’, as provided by Management of Aura;

10.	The presentation deck named ‘MNP Presentation – SA – June12[1]’, as provided by Management of Aura;

11.	The presentation deck named ‘MNP Presentation – Aranzazu – June 14’, as provided by Management of Aura;

12.	The pdf document named ‘MNP Presentation – Serrote – June 12’, as provided by Management of Aura;

13.	The excel document named ‘EPP LOM and Cash Flow - rev 1 sem PRA’, as provided by Management of Aura;

14.	The excel document named ‘2017-06-06 San Andres Forecast - Updated May 2017 - Budget 2017 GP$1205, BA $7M, CNSD’, as provided by Management of Aura;

15.	The excel document named ‘Copia de 2017-08-30 San Andres Forecast RB - Updated August Prel 2017 - Budget 2017 GP$1200 Updated’, as provided by Management of Aura;

16.	The excel document named ‘FINAL Financial Model - Re-Start_v2015-08-01 with report tables_APPROVED BY P&E_@2600 TPD’, as provided by Management of Aura;

17.	The excel document named ‘Aranzazu_Consolidated_Oct6_DRAFT Canaccord edit’, as provided by Canaccord;

18.	The excel document named ‘170409 - Finmod - Serrote update (APR-2017)_Rev07’, as provided by Management of Aura;

19.	Aura’s press release titled ‘Aura Minerals to Sell Serrote for US$40 Million’ dated December 1, 2017’;

20.	A review of the Aura and Rio Novo merger transaction announcement press release dated December 18, 2017 obtained from www.marketwired.com;

Aura Minerals Inc.

Formal Valuation Report

As At December 11, 2017

21.	Information obtained through our discussions with personnel of Aura and Canaccord Genuity Corp. (“Canaccord”), including but not limited to:

a.	Mr. Ryan Goodman, J.D., VP, Legal Affairs & Business Development of Aura;

b.	Mr. John Sutherland, CFA, Director, Investment Banking of Canaccord; and,

c.	Mr. Stewart Busbridge, Managing Director, Co-Head, Canadian Mergers & Acquisitions of Canaccord.

22.	A letter of representation obtained from Management of Aura wherein they confirmed certain representations and warranties that they have made to us, including a general representation that they have no information or knowledge of any facts or material information not specifically noted in this Fairness Opinion which, in their view, would reasonably be expected to affect the fairness conclusions expressed herein; and,

23.	Overview of Aura’s corporate website, www.auraminerals.com.

We have not audited or otherwise verified the accuracy or completeness of the information relied upon in preparing our Formal Valuation Report, except as specifically disclosed herein.

Should any of the above noted information not be factual or correct our valuation conclusion, as expressed herein, may be materially different.

APPENDIX G

RIO NOVO FAIRNESS OPINION

G-1

PRIVATE AND CONFIDENTIAL

January 10, 2018

Board of Directors of Rio Novo Gold Inc.

Av. das Americas 8445, Sala 517

Rio de Janerio - RJ

Brasil

Dear Sirs:

Re:	Rio Novo Gold Inc.
Fairness Opinion[1]

MNP understands that Rio Novo Gold Inc. ("Rio Novo") and Aura Minerals Inc. ("Aura") propose a merger under which Aura would acquire all of the issued and outstanding ordinary shares of Rio Novo (the "Proposed Transaction") for consideration of 0.053 of an Aura share for each Rio Novo ordinary share held (the "Consideration").

Rio Novo has retained MNP to provide assurance to the Board of Directors of Rio Novo (the "Board") in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators (the "CICBV"). This Fairness Opinion provides our opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the existing shareholders of Rio Novo other than Northwestern Enterprises ltd. ("Northwestern"), which, we have been advised, owns a majority of the outstanding shares of each of Rio Novo and Aura . The effective date of this Fairness Opinion is December 17, 2017 (the "Opinion Date").

MNP's compensation for this Fairness Opinion was not contingent upon any action or event resulting from the use of this Fairness Opinion.

_____________________________

1 As defined by the Canadian Institute of Chartered Business Valuators.

RIO NOVO GOLD INC.
January 10, 2018

QUALIFICATIONS OF MNP

MNP is the 5th largest chartered accountancy and business advisory firm in Canada. Founded in 1945, MNP has grown from a single office in Manitoba to 60 locations with over 4,000 team members across Canada including over 600 partners. MNP is a member of the Praxity affiliation of accounting and advisory firms, and benefits from the shared knowledge and resources of affiliates.

MNP's Valuation Practice has broad experience in completing assignments involving the valuation of companies and assets for various purposes, including transactions involving publicly traded companies, financial reporting, income tax compliance and planning, dispute resolution, economic loss quantification , among others. Our team of valuators, who have professional designations including Chartered Business Valuator and Chartered Professional Accountant , has experience with the preparation of fairness opinions.

This Fairness Opinion was prepared by Michael Sileika, lead MNP partner for valuation services in Canada. Mr. Sileika is a Chartered Professional Accountant and a Chartered Business Valuator with over 15 years of valuation and valuation related experience. All MNP staff involved in the preparation of this Fairness Opinion were under the direct supervision of Mr. Sileika.

MNP's Valuation Practice has prepared fairness opinions across a wide variety of industries. Our experience in the mining industry includes fairness opinions, formal valuations and valuations for the purposes of financial reporting, transactions and disputes.

RELATIONSHIP WITH INTERESTED PARTIES

Neither MNP, nor the principals or any of its employees, affiliates or associates is an insider, associate or affiliate of Rio Novo, Aura or any of their respective associates or affiliates (collectively, the "Companies") in connection with any matter.

Neither MNP, nor the principals or any of its employees, affiliates or associates have a financial interest in the completion of the Proposed Transaction. The compensation received for undertaking this assignment is in no way dependent in whole or in part on the agreement, arrangement or an understanding that gives a financial incentive in respect of the conclusion reached or the outcome of the Proposed Transaction.

Except as otherwise noted herein, neither MNP, nor the principals or any of its employees, affiliates or associates is acting as an advisor to either of the Companies in connection with any matter, including other advisory service, other than providing this Fairness Opinion as described herein. We note that MNP has been engaged to prepare formal valuations in compliance with Multilateral Instrument 61-101 ("Ml 61-101") for each of Rio Novo and Aura (the "Formal Valuations"). Compensation received in connection with the Formal Valuations is in no way dependent in whole or in part on the agreement, arrangement or an understanding that gives a financial incentive in respect of the conclusion reached or the outcome of the Proposed Transaction.

There are no understandings, agreements or commitments between MNP and the Companies (or Northwestern) with respect to any other future business dealings.

SCOPE OF REVIEW AND SCOPE OF RESTRICTIONS

The Scope of Review describes the information that we have reviewed and relied upon in arriving at this Fairness Opinion. This information is listed in Exhibit A.

Our conclusions contained herein should not be construed as a recommendation to vote in favour of or against the Proposed Transaction. No opinion, advice, or interpretation is intended in matters that require legal or other appropriate professional advice, and we have not provided such advice to the Board. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

MNP has relied upon the completeness, accuracy and fair presentation of all of the financial and other factual information, data, advice, opinions or representations obtained by it from public sources and

RIO NOVO GOLD INC.
January 10, 2018

management of Rio Novo and Aura ("Management"). Our conclusion is conditional upon the completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment, MNP has not attempted to verify independently the accuracy, completeness or fair presentation of information obtained.

This Fairness Opinion is given as of December 18, 2017, on the basis of prevailing securities markets, economic, financial, and general business conditions, and the condition, prospects,financial and otherwise, for Rio Novo and Aura as they were reflected in the information and explanations obtained from Management and reviewed by us. MNP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which would have been known or expected to be known as at the date of this Fairness Opinion, but which may come to our attention after the aforementioned date.

In our analysis in connection with the preparation of this Fairness Opinion, MNP made many assumptions with respect to industry performance, general business and economic conditions, and other matters, which are beyond the control of MNP and the Companies.

We have not been engaged or authorized to solicit bids for Rio Novo or its shares , nor have we been engaged to propose alternatives to the Proposed Transaction.

This Fairness Opinion must be considered in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by us, without considering all factors and analyses together, could result in the misinterpretation of the comments and the conclusions therefrom. It is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.

We reserve the right (but will be under no obligation) to review all calculations contained in this Fairness Opinion and, if we consider it necessary, to revise our conclusion in light of any information existing at the Opinion Date which becomes known to us after the date of this Fairness Opinion.

ASSUMPTIONS

Prior to reaching the conclusions noted herein, we have assumed the following:

i.	There has been full disclosure of any independent offers to purchase shares or significant assets of Rio Novo or Aura by others;
ii.	The financial models as provided by Management have been prepared with a reasonable degree of care and attention to reflect the judgment of Management ;
iii.	The accuracy of Management's written representations to us as to the completeness of the disclosure of material information and facts available up to the date of this Fairness Opinion;
iv.	Rio Novo and Aura are expected to continue as going concerns into the foreseeable future;
v.	All quantitative and qualitative information provided to us is complete and accurate;
vi.	The financial statements and/or financial information provided to us and upon which we have relied in arriving at the conclusion expressed herein, present fairly, in all material respects, the financial positions of Rio Novo and Aura as well as the results of operations for the relevant periods, and include all, and only, the revenues, expenses, assets and liabilities of Rio Novo and Aura;
vii.	Rio Novo and Aura have no significant undisclosed liabilities, contractual obligations, substantial commitments or litigation, pending or threatened;
viii.	There were no significant events subsequent to the Opinion Date but prior to the date of our report that would materially impact on the Proposed Transaction; and,
ix.	The proposed sale of Aura's interest in the Serrote project, as described below, will be completed in accordance with the terms announced on December 1, 2017.

This document is not expressing an opinion as to the value of Rio Novo or Aura, or the value of the shares of Rio Novo or Aura, and this Fairness Opinion should not be construed as such. Reference should be made to the Formal Valuations in such regard.

RIO NOVO GOLD INC.
January 10, 2018

The preparation of a fairness opinion is a complex process and our opinion was arrived at giving consideration to our analyses viewed as a whole and is not susceptible to partial analysis.

OVERVIEW OF RIO NOVO GOLD INC.

Incorporated in 2008 pursuant to the BVI Business Companies Act, Rio Novo acquires, explores and develops gold mineral properties in Brazil and Colombia.

Rio Novo was formerly known as Rio Novo Holdings S.A. and changed its name to Rio Novo Gold Inc. in January 2010.

As at the Opinion Date, Northwestern held approximately 65.0% of the outstanding Rio Novo's ordinary shares.

Rio Novo's primary focus is the Almas Gold Project ("Almas"), which is currently in 'care-and maintenance' until funds are secured to develop into a producing property. As at the Opinion Date, Rio Novo had the following mineral properties:

Mineral Property	Location	Ownership Interest
Almas Gold Project	Brazil	100.0%
Matupa Gold Project	Brazil	100.0%
Tolda Fria Gold Project	Colombia	100.0%

All mineral properties projects host National Instrument 43-101 ("NI 43-101") compliant resources. The mineral properties are primarily gold properties, Matupa Gold Project contains additional silver resource deposits.

As at the Opinion Date, Rio Novo had not earned any revenue from operations.

OVERVIEW OF AURA MINERALS INC.

Incorporated in 1946, Aura is a mid-tier gold and copper production company focused on the operation and development of gold and copper projects in the Americas.

Aura, formerly known as Aura Gold Inc., changed its name to Aura Minerals Inc. in July 2007.

As at the Opinion Date, Northwestern held approximately 52.6% of Aura's outstanding shares.

On December 1, 2017, Aura agreed to sell its 100.0% interest in the Serrote project in Brazil for a total consideration of USO $40.0 million. As at the Opinion Date (and as at the date of this Fairness Opinion), the transaction had yet to close.

As at the Opinion Date, Aura had the following mineral properties:

Mineral Property	Location	Ownership Interest
San Andres	Honduras	100.0%
Sao Francisco	Brazil	100.0%
Ernesto Pau-a-Pique	Brazil	100.0%
Aranzazu	Mexico	100.0%
Serrote	Brazil	100.0%

All mineral properties projects host NI43-101 compliant resources. San Andres, Sao Francisco, and Ernesto Pau-a-Pique are primarily gold properties. Aranzazu is a gold and copper property, and Serrote is primarily a copper property containing additional gold and silver minerals.

RIO NOVO GOLD INC.
January 10, 2018

OVERVIEW OF THE PROPOSED TRANSACTION

The Proposed Transaction would see Aura, among other things, acquire all of the ordinary shares of Rio Novo on the basis of an exchange ratio of 0.053 of an Aura share for each Rio Novo ordinary share. The Aura Shares to be issued under the Proposed Transaction would, on a pro forma post-merger basis, be approximately 22.0% of the outstanding Aura shares.

Following the Proposed Transaction, it is our understanding that Aura is expected to have approximately 43,039,156 shares issued and outstanding. Additionally, Rio Novo's corporate entity will cease from existence, and Aura will continue as the surviving company continuing operations of Aura and Rio Novo on a consolidated basis.

METHODOLOGY APPLIED IN PERFORMING FAIRNESS ANALYSIS

The assessment of fairness, from a financial point of view, must be determined in the context of the Proposed Transaction. In considering the fairness of the Proposed Transaction, from a financial point of view, to the shareholders or Rio Novo other than Northwestern, we have considered a number of matters including, but not limited to, the following :

i.	Discounted cash flow - analysis of the present value of the future cash flows; and,
ii.	Market approach - quantitative analysis of comparable transactions and publicly traded companies.

Discounted Cash Flow Approach

We applied a discounted cash flow approach to assess the fairness of the Proposed Transaction. We believe the discounted cash flow approach is the most suitable approach for operating assets or properties that are likely to be developed in the near future. Estimated future benefits that accrue to shareholders are discounted at a rate appropriate for the risks associated with those benefits.

We applied a discounted cash flow approach for the following properties:

Rio Novo

Almas Gold Project

Aura

San Andres

Ernesto Pau-a-Pique

Aranzazu

We were provided by Management with a life of mine financial model of the noted properties along with the underlying assumptions, forecasted production through the life of mine along with the estimated operating expenses, depreciation , capital expenditures, working capital requirements, mine closure and salvage values. The calculation generally included the assumptions and rationale to support the forecasts; however, some assumptions are the best estimates of Management.

We were also provided with due diligence reports, NI 43-101 compliant technical reports and other documents in support of the life of mine financial models.

In order to determine whether, for the purpose of this Fairness Opinion, we could place reliance on the forecasts provided by Management, we developed our own financial models. Our financial models were based on the information provided by Management and other documents and support. From this we were able to develop an understanding of the assumptions utilized in the forecasts and gain additional comfort that the financial models utilized by us were mathematically correct and logically sound. In addition, we performed 'what-if' analysis by varying the assumptions utilized in the various models.

RIO NOVO GOLD INC.
January 10, 2018

Discount Rate

The discount rate represents a risk-adjusted rate of return on the cash flows of Almas as at the Opinion Date. It is based on the weighted average cost of capital ("WACC"). The WACC is the weighted average of the estimated cost of debt and the cost of equity, the weighting is based on a selected ratio determined by the optimal capital structure of each property.

We calculated the WACC using the Capital Asset Pricing Model ("CAPM"), which we verified with reference to other published data. In applying these techniques, we considered the mining industry and factors specific to each property that could affect the future cash flows. Specific factors include the risk associated with the forecasted cash flows based on the operations or likelihood of future operations.

We calculated a range of unlevered betas (i.e. the systematic equity risk relative to the market) for companies with small to large capitalization primarily in the gold mining industry provided by S&P Capital IQ.

Significant components of our WACC determination are the risk-free rate, equity risk premium, size premium, company specific risk and debt-to-equity ratio.

Market Approach

The market approach summarizes various value measures based upon actual sales of assets somewhat comparable to the mineral properties or trading price of shares of public traded companies holding somewhat comparable assets. We considered valuation multiples to in-situ resources based on transactions of somewhat comparable assets and trading values of somewhat comparable public companies. We then reviewed the reserves and resources of the mineral properties and applied our determined in-situ valuation multiple.

For the purpose of this Fairness Opinion,we utilized the market approach for the following properties:

Rio Novo

Matupa Gold Project

Tolda Fria Gold Project

Aura

Ernesto Pau-a-Pique

We note that Aura announced on December 1, 2017 the sale of its interest in the Serrote mineral property for USD $40.0 million. We utilized the value as indicated in the transaction to assess the Serrote mineral property.

FAIRNESS OPINION

Based upon our scope of review, analysis, qualifications, assumptions, and subject to the foregoing, MNP is of the opinion that, as at the date hereof, the Proposed Transaction is fair, from a financial point of view, to the shareholders of Rio Novo other than Northwestern .

Yours sincerely,

MNP LLP

Per:

MICHAEL SILEIKA, CPA, CA, CBV

Valuation and Litigation Support

RIO NOVO GOLD INC.
January 10, 2018

EXHIBIT A: SCOPE OF REVIEW

Prior to reaching our determination on the conclusion noted herein, we examined and relied, without audit or verification by us, primarily upon the following information:

General

1.	Information obtained from the Duff & Phelps, 2017 Valuation Handbook - Guide to Cost of Capital;

2.	Information obtained U.S. Department of the Treasury website, www.home.treasury.gov;

3.	Other publicly available information through an internet search; and,

4.	Information from Capital IQ, Inc. website, www.capitaliq.com, including, but not limited to the following:

a.	Market information; and,

b.	Comparable companies.

Rio Novo Gold Inc.

5.	The audited consolidated financial statements of Rio Novo, as audited by UHY McGovern Hurley LLP, for the fiscal years ended December 31, 2013 to 2016 , inclusive;

6.	The consolidated interim financial statements of Rio Novo, as prepared by Management of Rio Novo, for the period ended September 30, 2017;

7.	The annual management's discussion and analysis, as prepared by Management of Rio Novo, for the fiscal years ended December 31, 2013 to 2016, inclusive;

8.	The Almas Gold Project technical report titled 'Updated Feasibility Study Technical Report for the Almas Gold Project' prepared by RungePincockMinarco Limited, dated August 9, 2016;

9.	The Tolda Fria Gold Project technical report titled 'NI43-101 Technical Report on the ToldaFria Project' prepared by Gustavson Associates, dated May 31, 2011;

10.	The Matupa Gold Project technical report titled 'Technical Report and Audit of the Preliminary Resource Estimate of the Guaranta Gold Project' prepared by Marston & Marston, Inc. and Geosim Services Inc, dated February 12, 2010;

11.	Rio Novo's corporate presentation dated July 2016;

12.	The Almas Gold Project's life of mine financial model, as prepared by Management of Rio Novo, dated September 17, 2016, and updated estimates provided by Management;

13.	Information obtained through our discussions with personnel of Rio Novo and BNP Paribas, including but not limited to:

a.	Mr. Patrick Panero, President & CEO of Rio Novo; and,

b.	Messrs. Paul Scherzer and Andre Court of BNP Paribas.

14.	A letter of representation obtained from Management of Rio Novo wherein they confirmed certain representations and warranties that they have made to us, including a general representation that they have no information or knowledge of any facts or material information not specifically noted in this Fairness Opinion which, in their view, would reasonably be expected to affect the fairness conclusions expressed herein; and,

15.	A review of the Aura and Rio Novo merger transaction announcement press release dated December 18, 2017 obtained from www.marketwired.com;

16.	Overview of Rio Novo's corporate website, www.rnovogold.com.

RIO NOVO GOLD INC.
January 10, 2018

Aura Minerals Inc.

17.	The audited consolidated financial statements of Aura , as audited by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2012 to 2016 , inclusive;

18.	The unaudited consolidated interim financial statements of Aura, as prepared by Management of Aura, for the period ended September 30, 2017;

19.	The annual management's discussion and analysis, as prepared by Management of Aura, for the fiscal years ended December 31, 2012 to 2016, inclusive;

20.	The Ernesto Pau-a-Pique technical report titled 'Feasibility Study and Technical Report on the EPP Project' prepared by P&E Mining Consultants Inc., dated January 13, 2017 ;

21.	The Aranzazu technical report titled 'Preliminary Economic Assessment of the Re-Opening of the Aranzazu Mine', dated September 18, 2015;

22.	The San Andres technical report titled 'Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan,Honduras', dated July 2, 2014;

23.	The Serrote technical report titled 'NI 43-101 Technical Report on the Feasibility Study for the Serrote da Laje Project, Alagoas State, Brazil' prepared by Micon International Limited, dated October 15, 2012;

24.	The Sao Francisco technical report titled 'Resource and Reserve Estimates on the Sao Francisco Mine in the Municipality of Vila Bela da Santissima Trindade, State of Mato Grosso Brazil', dated January 31, 2012;

25.	The presentation deck named 'MNP Presentation - EPP - June12[1]', as provided by Management of Aura;

26.	The presentation deck named 'MNP Presentation - SA - June 12[1]', as provided by Management of Aura;

27.	The presentation deck named 'MNP Presentation - Aranzazu - June 14', as provided by Management of Aura;

28.	The pdf document named 'MNP Presentation - Serrote - June 12', as provided by Management of Aura;

29.	The excel document named 'EPP LOM and Cash Flow - rev 1 sem PRA', as provided by Management of Aura;

30.	The excel document named '2017-06-06 San Andres Forecast - Updated May 2017 - Budget 2017 GP$1205 , BA $7M, CNSD', as provided by Management of Aura;

31.	The excel document named 'Copia de 2017-08-30 San Andres Forecast RB - Updated August Prel 2017 - Budget 2017 GP$1200 Updated', as provided by Management of Aura;

32.	The excel document named 'FINAL Financial Model - Re-Start_v2015-08-01 with report tables_APPROVED BY P&E_@2600 TPD', as provided by Management of Aura;

33.	The excel document named 'Aranzazu_Consolidated_Oct6_DRAFT Canaccord edit', as provided by Canaccord;

34.	The excel document named '170409 - Finmod - Serrote update (APR-2017)_Rev07', as provided by Management of Aura;

35.	Aura's press release titled 'Aura Minerals to Sell Serrote for US$40 Million' dated December 1, 2017';

RIO NOVO GOLD INC.
January 10, 2018

36.	Information obtained through our discussions with personnel of Aura and Canaccord Genuity Corp. ("Canaccord"), including but not limited to:

a.	Mr. Ryan Goodman, J.D., VP , Legal Affairs & Business Development of Aura ;

b.	Mr. John Sutherland, CFA, Director, Investment Banking of Canaccord; and,

c.	Mr. Stewart Busbridge, Managing Director, Co-Head, Canadian Mergers & Acquisitions of Canaccord;

37.	A letter of representation obtained from Management of Aura wherein they confirmed certain representations and warranties that they have made to us, including a general representation that they have no information or knowledge of any facts or material information not specifically noted which, in their view, would reasonably be expected to affect the value of Aura; and,

38.	Overview of Aura's corporate website, www.auraminerals.com.

We have not audited or otherwise verified the accuracy or completeness of the information relied upon in preparing this Fairness Opinion,except as specifically disclosed herein.

Should any of the above noted information not be factual or correct our valuation conclusion, as expressed herein, may be materially different.

APPENDIX H

RIO NOVO INDEPENDENT VALUATION

H-1

PREPARED BY:

Michael Sileika, CPA, CA, CBV

Valuation and Litigation Support

Suite 2200, MNP Tower

1021 West Hastings

Vancouver, BC V6E 0C3

Office:    604.637.1585

Fax:        604.685.8594

michael.sileika@mnp.ca

www.mnp.ca

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

1	Introduction	1
2	Purpose	1
3	Background of the Transaction	2
4	Summary of Value	2
5	Credentials of MNP LLP	2
6	Independence and Objectivity	3
7	Definition of Value	3
8	Price vs. Fair Market Value	4
9	Restrictions	4
10	Qualifications	5
11	Company Overview	5
12	Mineral Resources and Reserves	9
13	Financial Position of Rio Novo	10
14	Industry Overview	10
15	Economic Overview	12
16	Assumptions	13
17	Valuation Methodology	13
18	Primary Valuation Approach Selected	15
19	Application of the Discount Cash Flow Method	16
20	Discount Rate Determination	17
21	Discounted Cash Flow Sensitivity	18
22	Market Approach Methodology	18
23	Other Assets	19
24	Valuation Conclusion	20

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

Tables

Table 1: Summary of fair market value	2
Table 2: 12 month market capitalization	6
Table 3: 12 month trading volume	6
Table 4: Almas – reserves, resources and geological potential	7
Table 5: Matupa – resources	8
Table 6: Tolda Fria – resources	8
Table 7: Book value of ‘exploration and evaluation assets’, in $ 000’s	10
Table 8: Global economic outlook	12
Table 9: Almas sensitivity, in $000’s	18
Table 10: Valuation Conclusion	20

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

Appendices

Appendix A: Schedules			21
Schedule 1:	Valuation Summary	1
Schedule 2:	Proven and Probable – Almas Life of Mine – Discounted Cash Flow	2
Schedule 3:	Proven and Probable – Almas Life of Mine – Production and Revenue	5
Schedule 4:	Proven and Probable – Almas Life of Mine – Royalties	6
Schedule 5:	Proven and Probable – Almas Life of Mine – Operating Expenses	8
Schedule 6:	Measured and Indicated – Almas Life of Mine – Discounted Cash Flow	9
Schedule 7:	Measured and Indicated – Almas Life of Mine – Production and Revenue	11
Schedule 8:	Measured and Indicated – Almas Life of Mine – Royalties	12
Schedule 9:	Measured and Indicated – Almas Life of Mine – Operating Expenses	13
Schedule 10:	Inferred – Almas Life of Mine – Discounted Cash Flow	14
Schedule 11:	Inferred – Almas Life of Mine – Production and Revenue	16
Schedule 12:	Inferred – Almas Life of Mine – Royalties	17
Schedule 13:	Inferred – Almas Life of Mine – Operating Expenses	18
Schedule 14:	In-Situ Summary	19
Schedule 15:	In-Situ – Gold Reserves – Comparable Transactions: Valuation Multiple Calculation – Gold Reserves	20
Schedule 16:	In-Situ – Gold Reserves – Comparable Transactions: Enterprise Value Attributable to Reserves	21
Schedule 17:	In-Situ – Gold Reserves – Comparable Transactions: Contained Reserves	22
Schedule 18:	In-Situ – Gold Reserves – Comparable Transactions: EV to Contained Resources	23
Schedule 19:	In-Situ – Gold Reserves – Comparable Transactions: Contained Resources	24
Schedule 20:	In-Situ – Gold Reserves – Comparable Transactions: Screening Summary	25
Schedule 21:	In-Situ – Gold Resources – Comparable Transactions: Valuation Multiple Calculation – Gold Resources	26
Schedule 22:	In-Situ – Gold Resources – Comparable Transactions: Valuation Multiple Calculation – Silver Resources	28
Schedule 23:	In-Situ – Gold Resources – Comparable Transactions: Valuation Multiple Calculation – Copper Resources	30
Schedule 24:	In-Situ – Gold Resources – Comparable Transactions: Valuation Enterprise Value Attributable to Resources	32
Schedule 25:	In-Situ – Gold Resources – Comparable Transactions: Resource Saleable In-Situ Value	33
Schedule 26:	In-Situ – Gold Resources – Comparable Transactions: Contained Resources	34
Schedule 27:	In-Situ – Gold Resources – Comparable Transactions: Screening Summary	35
Schedule 28:	Analyst Forecast - Gold	36

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

Schedule 29:	Weighted Average Cost of Capital – Summary	37
Schedule 30:	Weighted Average Cost of Capital – Screening	38
Schedule 31:	Historical Statement of Comprehensive Income Summary	39
Schedule 32:	Historical Consolidated Statements of Financial Position Summary	40
Appendix B: Scope of Review			22

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

PRIVATE AND CONFIDENTIAL

January 15, 2018

Board of Directors of Rio Novo Gold Inc.

Av. das Américas 8445, Sala 517
Rio de Janeiro – RJ

Brasil

Dear Board of Directors:

Re:	Rio Novo Gold Inc.
Formal Valuation Report[1]

1             Introduction

1.1	At your request, we have reviewed certain information supplied to us with a view to provide you with an independent formal valuation report (this “Formal Valuation Report”) of the fair market value (“FMV”) of the issued and outstanding ordinary shares of Rio Novo Gold Inc. (“Rio Novo”), in compliance with Multilateral Instrument 61-101 - ‘Protection of Minority Security Holders in Special Transactions’ (“MI 61-101”), as at December 11, 2017 (the “Valuation Date”).

1.2	Unless otherwise noted, all currencies noted in this Formal Valuation Report are denominated in United States dollars.

2             Purpose

2.1	We understand our Formal Valuation Report is required to assist Rio Novo to be in compliance with MI 61-101 regarding a planned merger (the “Proposed Merger”) with Aura Minerals Inc. (“Aura”).

2.2	We understand that this Formal Valuation Report is subject to the disclosure requirements under MI 61-101.

__________________________________

1 As defined in Multilateral Instrument 61-101

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

3             Background of the Transaction

3.1          On December 18, 2017, Aura and Rio Novo agreed to the Proposed Merger and entered into a definitive agreement for the Proposed Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Rio Novo shareholders will receive 0.053 of an Aura share for each Rio Novo share held. Upon completion of the Proposed Merger, Aura will be merged with Rio Novo, whereupon the separate corporate existence of Rio Novo will cease, and Aura will continue as the surviving company in the Proposed Merger and will continue the operations of Aura and Rio Novo on a combined basis.

3.2          As at December 18, 2017, there were 33,565,194 Aura shares and 178,754,016 Rio Novo shares outstanding (each, on a non-diluted basis). Assuming that there are no Rio Novo dissenting shareholders and assuming no Aura shares are issued pursuant to Aura options, there will be, immediately following the completion of the Proposed Merger approximately 43,039,156 Aura shares issued and outstanding. Immediately following the completion of the Proposed Merger, on a non-diluted basis, the Aura shares to be issued under the Proposed Merger will be approximately 22.0% of the issued and outstanding Aura shares.

4             Summary of Value

4.1	Subject to the scope, key assumptions, restrictions and qualifications noted in this report, we determine the fair market value of all the issued and outstanding ordinary shares of Rio Novo as at the Valuation Date to be as follows (see Schedule 1):

Table 1: Summary of fair market value

4.2	Where a specific amount is required, we note the midpoint of the range presented above.

5             Credentials of MNP LLP

5.1	MNP LLP (“MNP”) is the 5th largest accountancy and business advisory firm in Canada and the 2nd largest in British Columbia. Founded in 1945, MNP has grown from a single office in Manitoba to more than 70 locations across Canada. MNP is a member of the Praxity affiliation of accounting and advisory firms, and benefits from the shared knowledge and resources of affiliates.

5.2          MNP’s Valuation Practice has broad experience in completing assignments involving the valuation of companies and assets for various purposes including transactions involving publicly traded companies, financial reporting, income tax compliance and planning, dispute resolution, economic loss quantification, among others. Our team of valuators, who have professional designations including Chartered Business Valuator, Chartered Financial Analyst and Chartered Accountant, has experience with valuations in the pharmaceutical sectors, as well as a broad range of other industries.

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

5.3          MNP’s Valuation Practice has prepared formal valuations across a wide variety of industries. Our experience in the mining industry includes valuations for the purpose of financial reporting, transaction based, and dispute related.

6             Independence and Objectivity

6.1          This Formal Valuation Report was prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators, and in doing so the author acted independently and objectively.

6.2          MNP has reviewed the requirements of MI 61-101 regarding valuator independence. MNP is independent of Rio Novo, Aura and Northwestern Enterprises Ltd. (“Northwestern”) as per the requirement of MI 61-101.

6.3          MNP’s compensation for this Formal Valuation Report was not contingent upon any action or event resulting from the use of this Formal Valuation Report.

6.4          Neither MNP nor its principals or any of its employees, affiliates or associates is an insider, associate or affiliate of Rio Novo, Aura, Northwestern, or any of their respective associates or affiliates in connection with any matter.

6.5          Neither MNP nor its principals or any of its employees, affiliates or associates have a financial interest in the completion of the Proposed Merger. The compensation received for undertaking this assignment is in no way dependent in whole or in part on the agreement, arrangement or an understanding that gives a financial incentive in respect of the conclusion reached or the outcome of the Proposed Merger.

6.6          Neither MNP nor its principals or any of its employees, affiliates or associates is acting as an advisor Rio Novo, Aura, or Northwestern in connection with any matter, including other advisory service, other than providing this Formal Valuation Report as described herein, a fairness opinion to you in connection with the Proposed Merger (the “Fairness Opinion”) and a formal valuation report in respect of the shares of Aura. Compensation payable to MNP for preparation of the Fairness Opinion and the valuation of Aura is not contingent in whole or in part on the conclusions reached.

6.7          There are no understandings, agreements or commitments between MNP, Rio Novo, Aura and Northwestern or any of their respective associates or affiliates with respect to any future business dealings. MNP has not previously issued any final formal valuation to Rio Novo or Aura nor publicly published any reports in connection with the Proposed Merger.

7             Definition of Value

7.1          There are several possible measurements of value. For the purpose of this Formal Valuation Report, we are using fair market value, which is defined as:

The highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

8             Price vs. Fair Market Value

8.1          The ultimate per share price at which Rio Novo may be sold may differ from our calculation because of various factors such as the existence of special purchasers (i.e. competitors), differing negotiating strengths, and the nature and timing of the payment of the purchase price.

8.2          For the purpose of this Formal Valuation Report, we note that MI 61-101 states in paragraph 6.4 (2) (d) the following:

In determining the fair market value of offeree securities or affected securities, not include in the formal valuation a downward adjustment to reflect the liquidity of the securities, the effect of the transaction on the securities or the fact that the securities do not form part of a controlling interest.

8.3          Given that this Formal Valuation Report is to be in conformity with MI 61-101, we have not considered the various potential discount or premium as discussed above.

9             Restrictions

9.1	This Formal Valuation Report has been prepared for Rio Novo to comply with MI 61-101. MNP consents to the use of this Formal Valuation Report as required under MI 61-101 (including, for greater certainty, the inclusion of a summary of this Formal Valuation Report in, and the inclusion of a copy of this Formal Valuation Report as an appendix to, the joint circular to be provided to the shareholders of Rio Novo and the shareholders of Aura for the meeting to consider the Proposed Merger).

9.2          Our conclusions contained herein should not be construed as a recommendation to vote in favour of or against the Proposed Merger. No opinion, advice, or interpretation is intended in matters that require legal or other appropriate professional advice, and we have not provided such advice to Rio Novo. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

9.3          MNP has relied upon the completeness, accuracy and fair presentation of all of the financial and other factual information, data, advice, opinions or representations obtained by it from public sources and management of Rio Novo. Our conclusions are conditional upon the completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment, MNP has not attempted to verify independently the accuracy, completeness or fair presentation of information obtained.

9.4	This Formal Valuation Report is given as of the Valuation Date, December 11, 2017, on the basis of prevailing securities markets, economic, financial, and general business conditions, and the condition, prospects, financial and otherwise, for Rio Novo as they were reflected in the information and explanations obtained from management and reviewed by us. MNP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Formal Valuation Report which would have been known or expected to be known as at the date of this Formal Valuation Report, but which may come to our attention after the aforementioned date.

9.5	In our analysis in connection with the preparation of this Formal Valuation Report, MNP made many assumptions with respect to industry performance, general business and economic conditions, and other matters, which are beyond the control of MNP or Rio Novo.

9.6	We have not been engaged or authorized to solicit bids for Rio Novo or its shares, nor have we been engaged to propose alternatives to any proposed transactions recommended or considered by Rio Novo.

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9.7	We reserve the right, but will be under no obligation, to review all calculations contained in this Formal Valuation Report and, if we consider it necessary, to revise our valuation conclusion in light of any information existing at the Valuation Date which becomes known to us after the date of this Formal Valuation Report.

10          Qualifications

10.1        This Formal Valuation Report is based on analysis of information provided to us by Rio Novo management (“Management”), see Appendix B: Scope of Review, and the application of generally accepted valuation principles and methodologies.

10.2        This Formal Valuation Report was prepared on the basis of economic and business conditions prevailing at the Valuation Date and on the conditions and prospects, financial and otherwise, of Rio Novo as reflected in the information and documents we reviewed and as presented to us in discussions and correspondence with Management.

10.3	Since the assessment is made at a specific point in time, readers of this report should be cautioned that it is not likely relevant at a different point in time and that further calculations may be required for our conclusion to be useful at a different date.

10.4	This Formal Valuation Report must be considered in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by us, without considering all factors and analyses together, could result in the misinterpretation of the comments and the conclusions therefrom. It is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.

10.5	This Formal Valuation Report is qualified for the lack of independent appraisals of the capital assets at the Valuation Date. MNP’s calculations are based on our assumption that the fair market values of the assets are equivalent to the book values.

11          Company Overview

11.1	Rio Novo is a gold mining company with assets located in Brazil and Colombia. Rio Novo is a reporting issuer under the securities laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Rio Novo shares are listed on the TSX under the symbol “RN”.

11.2	Rio Novo has two projects in Brazil – the Almas Gold Project, located in Tocantins State, Brazil, and the Matupá Gold Project (formerly the Guarantã Gold Project), located in Mato Grosso State, Brazil – and one project, the Tolda Fria Gold Project, located in Caldas State, Colombia. Rio Novo’s goal is to become a producer of gold by bringing the Almas Gold Project into production. Both the Almas Gold Project and the Matupá Gold Project enjoy established infrastructure, including paved highways, main grid power, cellular phone service and nearby towns in mining friendly jurisdictions. The Almas Gold Project is also permitted for construction.

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Shares Overview2

11.3        As at the Valuation Date, Rio Novo had approximately 178.8 million shares outstanding and a closing price of Cdn$0.09 per share. This implies a Valuation Date market capitalization of approximately Cdn$16.1 million. The following illustrates the twelve month historical market capitalization of Rio Novo:

Table 2: 12 month market capitalization

11.4        As at the Valuation Date, Rio Novo had 2.9 million stock options and 6.0 thousand deferred share units outstanding.

11.5        The following illustrates Rio Novo’s trading volume for the last twelve months:

Table 3: 12 month trading volume

11.6        It is our understanding that Northwestern owns 65.5% of the ordinary shares outstanding. With an average 3 month daily trading volume of 10.4 thousand shares, share trading activity would be considered ‘thin’.

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2 Source: S&P Capital IQ Database.

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The Properties

11.7	Rio Novo owns three mineral properties, a summary of each follows:

Almas Gold

11.8	Located in the central Brazilian state of Tocantins, the Almas Gold Project is Rio Novo’s most advanced asset and is its primary focus. The Almas Project represents an opportunity to achieve producer status.

11.9	Material milestones and benefits of the Almas project are as follows:

•	It is permitted for construction;

•	Almas is economically viable based on November 2012 Feasibility Study; and,

•	Almas owns an unused Metso BallMill with 2Mtpy capacity, which is suitable to the project's expected production capacity.

11.10     Rio Novo began actively developing the Almas Gold Project in 2008 and published the first technical report in 2010. Early work focused around mine development of the Paiol and Cata Funda resources. In 2011, Rio Novo stepped up the exploration efforts and made additional discoveries at the ViraSaia deposit while testing numerous targets in the Almas Belt. In 2012, Rio Novo began actively exploring the district outside of the Almas Belt in the Nova Prata and Dianopolis Belts.

11.11     A key milestone towards mine development was the acquisition, in April 2011, of a large ball mill capable of processing approximately 2.05 million tonnes per year from the Almas deposits. This ball mill has already been delivered to the Almas site

11.12     In November 2012, Rio Novo completed a positive feasibility study on the project. In 2016, Rio Novo filed an updated feasibility study report which is dated August 9, 2016 and titled “Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil” (the “Updated Almas FS Report”). Reference should be made to the full text of the Updated Almas FS Report, which is available on SEDAR, for the detailed disclosure in respect of the Almas Gold Project (including, among other things, a description of the significant assumptions, qualifications and other significant considerations related to the Updated Almas FS Report and the conclusions and recommendations included in it).

11.13     Based on the Updated Almas FS Report, the Almas property has the following identified reserves and resources:

Table 4: Almas – reserves, resources and geological potential

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Matupa Gold

11.14     Located in Mato Grosso, Brazil, Matupa is a 81.5 thousand hectare exploration gold and silver property. An exploration license was issued in July of 2012, exploration activities occurred on the property until October 2012 at which time Matupa was placed in care and maintenance.

11.15     In 2010, Rio Novo filed a technical report which is dated February 12, 2010 and titled “Technical Report and Audit of the Preliminary Resources Estimate on the Matupá Gold Project, Mato Grosso State, Brazil” (the “Matupá Report”). Reference should be made to the full text of the Matupá Report, which is available on SEDAR, for the detailed disclosure in respect of the Matupá Project (including, among other things, a description of the significant assumptions, qualifications and other significant considerations related to the Matupá Report and the conclusions and recommendations included in it).

11.16     Based on the Matupá Report, the Matupá property has the following identified resources:

Table 5: Matupa – resources

11.17	Rio Novo has also identified additional geological potential which has not been the subject of National Instrument 43 – 101 estimates to date.

11.18	It is our understanding that no material exploration activities have occurred since 2012.

Tolda Fria

11.19     The Tolda Fria property is located approximately 10 km southeast of the City of Manizales in the Department of Caldas, Colombia. The 164 hectare Tolda Fria property was acquired in June 2011. Final Mining Authority transfer of 100% ownership to Rio Novo Colombia was completed in late 2012.

11.20     After acquiring the property in May 2011, Rio Novo focused on completing permits, road access to the site, and further underground sampling.

11.21     In May of 2015, Rio Novo made a decision to write down the 2012 drilling and exploration campaign executed at the Tolda Fria Gold Project. The total value of the write down was approximately $3.0 million.

11.22     In 2011, Rio Novo filed a technical report which is dated May 31, 2011 and titled “NI 43-101 Technical Report on the Tolda Fria Project, Manizales, Colombia” (the “Tolda Fria Report”). Reference should be made to the full text of the Tolda Fria Report, which is available on SEDAR, for the detailed disclosure in respect of the Tolda Fria Project (including, among other things, a description of the significant assumptions, qualifications and other significant considerations related to the Tolda Fria Report and the conclusions and recommendations included in it).

11.23     Based on the Tolda Fria Report, the Tolda Fria property has the following identified resources:

Table 6: Tolda Fria – resources

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11.24     It is our understanding that in June of 2017 Rio Novo was advised that a tribunal decision in Caldas State, Colombia, temporarily suspended activities in the area including the Tolda Frida project. Rio Novo holds valid title from the National Mining Agency and holds the required environmental permits. We understand that Rio Novo and its legal counsel are reviewing the decision to determine the next course of action. For the 9 months ended September 30, 2017, Rio Novo had not recognized any impairment on their financial statements in connection with this decision.

12          Mineral Resources and Reserves

12.1        The mineral resources and reserves as noted herein have the following definitions, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”):3

•	Mineral Resource: A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

•	Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

•	Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

•	Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

•	Mineral Reserve: A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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3 CIM Definition Standards – For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definition, adopted by CIM Council on November 27, 2010.

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•	Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

•	Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

13          Financial Position of Rio Novo

13.1	The financial position of Rio Novo for the years ended December 31, 2013 through 2016 and the 9 months ended September 30, 2017 are presented in Appendix A.

13.2	As a company that has reduced operations to preserve cash until financing is available to develop the Almas property, the most material asset on the balance sheet is the ‘exploration and evaluation assets’. As at September 31, 2017 the book value of the properties was as follows:

Table 7: Book value of ‘exploration and evaluation assets’, in $ 000’s

13.3	Rio Novo also has plant and equipment of approximately $5.5 million recognized, consisting mostly of an unconstructed mill in storage.

13.4	Liabilities include accounts payable, current loans payable and a deferred income tax liability arising from a timing difference between accounting and tax depreciation.

13.5	Rio Novo has $100.6 million of contributed capital.

13.6	It is our understanding that Rio Novo has Canadian tax losses of approximately $11.1 million expiring between 2030 and 2036. There is no recognition on the balance sheet for these losses.

13.7	Rio Novo has recognized no revenue over the historical period. Expenses generally consist of office and related expenses in order to maintain operations.

14          Industry Overview

14.1        Rio Novo operates in the industry Gold and Silver Ore Mining, classified under the North American Industry Classification (“NAICS”) code 21220 or Standard Industrial Classification (“SIC”) code 1041. 4

14.2        Key external drivers affecting the industry include world price of gold, investor uncertainty, industrial production index, and world price of silver. 5

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4 Statistics Canada. North American Industry Classification System (NAICS) Canada 2017. Accessed January 2018 from www.statcan.gc.ca.

5 Kalyani, D. (August 2017). IBISWorld Industry Report 21222 Gold & Silver Ore Mining in the US. Accessed January 2018 from IBISWorld database.

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14.3	The following is a breakdown of products and services, by percent of revenue, for the Gold and Silver Ore Mining industry in the US:

14.4	The following provides a graphical representation of the historic and forecasted revenue and growth for the Gold and Silver Ore Mining industry in the US:

14.5        According to IBISWorld, industry revenue is expected to decrease from approximately $9.2 billion in 2017 to $8.6 billion in 2022.

Industry Opportunities

14.6        According to IBISWorld, “uncertainty regarding the slow economic recoveries in Europe and the United States and the slowdown in China is likely to persist, leading investors to maintain a small portion of their assets in gold and silver as a method of portfolio diversification to minimize the risk from another potential downturn”. 6

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6 Ibid.

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15          Economic Overview

15.1        Our research and comments relating to the economic outlook are focused primarily on the global economy. It is important to consider the change in gross domestic product (“GDP”) as GDP growth may indicate consumer and industrial demand for gold and silver.

15.2        The following table identifies the global economic outlook forecasts, as follows:

Table 8: Global economic outlook

15.3        According to TD Economics, the global economy continued to build up momentum during the second half of 2017, spurred by the performance of the G7 economies. TD Economics forecasts an average of 3.7% growth between 2018 and 2019. 7

15.4        According to TD Economics, the Central/South America economy is expected to grow by 2.3% in 2018 and 3.0% in 2019.

15.5        We note that Brazil’s economy is expected to grow at a faster rate than the overall Central/South America economy. Brazil’s economy is forecasted to grow by 2.7% in 2018 and 3.0% in 2019.

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7 TD Economics (December 2017). Global Quarterly Economic Forecast. Accessed January 2018 from www.td.com.

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16          Assumptions

16.1        In addition to those assumptions outlined elsewhere in this Formal Valuation Report, we have assumed the following as of the Valuation Date:

i.	Rio Novo is expected to continue as a going concern into the foreseeable future;

ii.	In arriving at the conclusion set out herein, we have assumed that all quantitative and qualitative information provided to us is complete and accurate;

iii.	The financial statements and/or financial information provided to us and upon which we have relied in arriving at the conclusion expressed herein, present fairly, in all material respects, the financial position of Rio Novo as well as the results of operations for the relevant periods, and include all, and only, the revenues, expenses, assets and liabilities of Rio Novo;

iv.	Rio Novo has no significant undisclosed liabilities, contractual obligations, substantial commitments or litigation, pending or threatened, other than as noted herein;

v.	There were no significant events subsequent to the Valuation Date but prior to the date of this Formal Valuation Report that would materially impact on either Rio Novo’s expected future operations, or its current financial position;

vi.	There were no special purchasers evident in the market who would be willing to pay a premium to purchase the shares of Rio Novo as a result of economies of scale or other benefits available only to them;

vii.	The reported net book value of all the recorded assets and liabilities of Rio Novo fairly approximates their respective fair market value, other than as noted herein;

viii.	A notional acquirer of Rio Novo would be able to utilize Canadian tax losses;

ix.	Any possible reduction in value of Tolda Fria due to current suspended activity resulting from the tribunal decision is highly speculative and would have no effect on FMV as at the Valuation Date;

x.	The balance sheet as at September 30, 2017 is a fair representation of the balance sheet as at the Valuation Date;

xi.	No written offers have been received by agents and/or management and/or shareholder(s) of Rio Novo to acquire either an interest in, or all of the issued and outstanding shares of Rio Novo in the twenty-four months immediately preceding the Valuation Date, with the exception of those discussed herein.

16.2        Should any of the above assumptions not be accurate our valuation conclusion, as expressed herein, may be materially different.

17	Valuation Methodology

17.1	There are two basic approaches to determining the fair market value (“FMV”) of Rio Novo, they are:

•	Going concern approach; and,

•	Liquidation approach.

17.2	The two approaches are described below:

Going Concern Approach

17.3	The going concern approach assumes a continuing business enterprise with the potential for economic future earnings/cash flow.

17.4        Where a business has commercial value as a going concern, the three generally accepted approaches to determine FMV are:

•	The income/cash flow approach;

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•	The market approach; and,

•	An asset based approach.

17.5	The approaches are described below:

The Income / Cash Flow Approach

17.6	Income based techniques are generally used in cases where the FMV of the business is primarily derived from the income or cash flow that the assets of the business generate. Employing such a technique, one of two approaches is commonly employed.

17.7	A sustainable level of business income, or cash flow, is capitalized at a rate or rates of return considered appropriate given the risks and opportunities associated with the income or cash flow.

17.8	Alternatively, when forecast earnings or cash flows are not expected to be consistent over time or when the cash generating life of the business is likely limited to a finite period of time, the discounted cash flow approach may be appropriate. The discounted cash flow approach forecasts business cash flows and these forecasted cash flows are discounted to present value at an appropriate rate of return.

The Market Approach

17.9	It is generally accepted that market transactions can provide an indication of FMV. Therefore, a valuation based on comparable transactions or publicly traded companies is likely to provide accurate results.

17.10	The difficulty with market based techniques is that their reliability diminishes as the operations and/or assets of the business being compared diverge from the operations and/or assets being valued. It is also difficult, at times, to obtain the information necessary to become sufficiently familiar with potentially comparable transactions as details of transactions are often not disclosed nor is the rationale and motivation fully known. For example, the extent of synergy or strategic advantage implied in prices paid.

17.11	The market approach based on comparable transactions or publicly traded companies determines the valuation multiples of those companies and applies them to the subject company. Examples of valuation multiples include:

•	Price to earnings before interest, taxes, depreciation and amortization (“EBITDA”);

•	Price to revenues; and,

•	Price to book value.

Asset Based Approach

17.12	Asset-based techniques are generally used in cases where the value of the business relates directly to the value of each of the assets of the business, net of liabilities and other obligations.

17.13	Utilizing an asset based valuation approach, the valuator bases FMV of the company on the value of the underlying assets, less liabilities, any taxes and selling costs associated with a hypothetical transaction.

17.14	Asset based techniques are often used as a check against a cash flow based approach. For example, a hypothetical purchaser of a business may pay no more for a business than the underlying assets.

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17.15     The most common examples where an asset-based technique is employed are in the valuation of real estate or investment holding companies. Asset-based techniques are also commonly used in situations where it is assumed that the business, while currently not providing an adequate return on the assets employed, can reasonably be expected to do so in an appropriate time frame. Asset-based techniques can also be used in the case of a new, or relatively new business venture where it is not expected the business will reach a profitable state in the near future, but the cost to acquire an alternative similar, profitable business justifies such an investment.

The Liquidation Approach

17.16	A liquidation approach would be used if the subject company is not viable as a going concern, or if the return on the assets on a going concern basis is not adequate.

17.17	Where a business operation does not have commercial value as a going concern, two generally accepted approaches to determining FMV are considered:

•	Orderly liquidation; and,

•	Forced liquidation.

17.18	The two approaches are described below:

Orderly Liquidation

17.19	This value is the net realizable value of the business’ assets on an orderly disposition made in a manner that would minimize the loss and/or taxes thereon.

Forced Liquidation

17.20	This value is the net realizable value of the business’s assets assuming a “fire sale” disposition. A forced liquidation assumes the absence of a dedicated effort over time to minimize the loss and/or taxes thereon.

18          Primary Valuation Approach Selected

18.1        In determining the appropriate methodology to determine the fair market value of Rio Novo, we have considered that it is primarily an exploration and development company that has placed all properties in care and maintenance. The properties are recognized on its balance sheet as ‘exploration and evaluation’ assets.

18.2        We have selected an asset based approach to determining the fair market value of Rio Novo to be appropriate.

18.3        In order to determine the fair market value of the assets and liabilities on the balance sheet of Rio Novo as at the Valuation Date, we selected the following valuation methodologies for the properties.

Almas Gold

18.4        In order to determine the appropriate methodology to calculate the fair market value of the Almas property, we considered the following:

•	Reserves and resources have been identified;

•	Management has prepared a detailed life of mine model;

•	A recent NI 43-101 compliant feasibility study has been prepared;

•	All required permitting and licenses have been obtained for the property;

•	We understand that the property will be developed once financing has been secured; and,

•	Rio Novo has acquired a large ball mill required for a producing property.

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18.5        Based on the above and our experience in similar circumstances, we have considered a discount cash flow approach to be appropriate.

Matupa Gold

18.6        As Matupa is an exploration property with no expectation of development in the near future, in calculating the fair value we considered the market approach utilizing a public comparable company multiples approach

Tolda Fria Gold

18.7        As Tolda Fria is an exploration property with no expectation of development in the near future, in calculating the fair value we considered the market approach utilizing a public comparable company multiples approach

19          Application of the Discount Cash Flow Method

The Discounted Cash Flow Method

19.1        The DCF method is generally used in situations where the future cash flows of the business entity can be reasonably forecast and are expected to differ from historical results as a result of various changes.

19.2	Under the DCF method, fair market value is calculated as the net present value of expected future free cash flows. Future free cash flows (i.e. after reflecting items such as income taxes, sustaining capital expenditures, and changes in working capital) are projected over a discrete projection period and discounted by a suitable rate of return (the discount rate), which considers a number of risk factors – company specific, industry specific, forecast risk as well as the time value of money.

19.3	Where applicable, the “residual” or “terminal” value of the business or asset at the end of the projection period is included in the calculation. The terminal value calculation assumes that cash flows from operations will continue to be realized at an assumed growth rate, or the business will be disposed of or exited and converted to cash.

19.4	This approach considers the amount, timing and relative certainty of projected cash flows expected to be generated by the net operating assets. Assumptions must be made regarding several items including timing and amount of future cash flows, discount rates and terminal values. The risk that some of the assumptions will prove to be inaccurate (i.e. forecast risk) is one of the risk factors evaluated in the determination of the discount rate to be used in establishing a range of values.

Inflation

19.5        We were provided by Management with a life of mine financial model (“LOM Model”). The LOM Model was prepared on a real basis, we have excluded inflation from the cash flows and discount rate determination.

Life of Mine Projections

19.6        The LOM Model projects discretionary cash flows from the Almas property. The LOM Model included, amongst other detail, throughput volumes, net revenue, royalties, operating expenses, taxes, depreciation, capital expenditures, closure costs and reclamation value.

19.7        In order to develop our discounted cash flow model for Almas (the “Almas Model”), we utilized the LOM Model as our starting point. We reviewed the LOM Model against independent market research and additional documents provided by Management. We revised the Almas Model utilizing more recent information or independent research, as we deemed appropriate.

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19.8        As the LOM Model was projected over the life of the identified Reserves, we extended the Almas Model to include Resources. Based on the annual throughput of a producing property, this resulted in the Almas Model projecting cash flows until 2059.

19.9        Our complete Almas Model calculations, including details of assumptions and reference sources are presented in Appendix A.

19.10     While we generally utilized the LOM Model as a starting point for assumptions in the Almas Model, material differences are as follows:

Revenue

19.11     Our determination of revenue is based on production from the mine, grade and recovery. Our pricing was based on consensus analyst pricing for gold. As projections for gold prices only exist through 2026, we utilized the final projected pricing in all future periods. Our forecasts for gold pricing is included in Appendix A.

Operating expenses

19.12     Total operating expenses in the Almas Model are based on the LOM Model and our review of other information provided by Management. Based on our analysis, we applied operating expenses approximately 8.5% greater than that projected in the LOM Model.

Capital expenditures

19.13	The LOM Model assumed total capital expenditures of $92.3 million while discussions with Management and additional information provided resulted in an increase in the total capital expenditures by approximately $5.0 million.

Closure costs and salvage value

19.14	The Almas Model utilized closure costs marginally lower than the LOM Model.

19.15	We note that as the LOM Model only projects cash flow through to the life of the Reserves, the Almas Model is extended through use of the Resources. The LOM Model projects closure costs and salvage value at the end of the life based on Resources, the Almas Model maintained similar timing and did not project any closure costs or salvage value into the end of our projection period.

19.16	As present, values derived from Resources are based on cash flows generated more distant in the future, the present value becomes immaterial to our overall conclusion. Projecting closure costs and reclamation value to the end of our DCF would have an immaterial effect on our conclusion.

20          Discount Rate Determination

20.1	Once cash flows for each scenario are determined, a discount rate is applied to determine the current, or discounted, value of the future cash flows. The discount rate represents a risk-adjusted rate of return on the cash flows of Almas as at the Valuation Date, it is primarily based on the weighted average cost of capital (“WACC”). The WACC is the weighted average of the cost of debt and the cost of equity, the weighting is based on a selected ratio determined by the optimal capital structure of Almas. We have calculated the WACC using the Capital Asset Pricing (“CAPM”) approach.

20.2        In determining the appropriate discount rate to utilize for our analysis, we considered the nature of the risk associated with Almas’ potential cash flow. ‘Risk’, in the context of a DCF and determination of the WACC, is the certainty of the outcome projected in the cash flows. Speculative cash flows will have a higher discount rate, while cash flows with a greater certainty will have a lower discount rate. In our selected valuation approach, risk is addressed in the risk factors inherent in the WACC.

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20.3	Based on our analysis, we determined the appropriate WACC for Almas to be in the range of 17.0% to 19.5%. Had we included inflation to determine a nominal discount rate, we expect our WACC range would have been approximately 2.0% to 2.5% greater. Refer to Appendix A for our complete calculations.

20.4	Refer to Appendix A for our complete calculations.

21          Discounted Cash Flow Sensitivity

21.1        We performed a sensitivity analysis of our DCF results based on a variance in the commodity prices by +/- 5.0% and the discount rate by +/- 2.5%. Our results are summarized as follows:

Table 9: Almas sensitivity, in $000’s

22          Market Approach Methodology

22.1        In calculating the fair value of the Matupa and Tolda Fria, we considered the market approach utilizing a publicly traded comparable transaction multiples approach.

Publicly Traded Comparable Transaction Multiples

22.2        The publicly traded comparable transaction multiples approach is a market based approach that requires the development of valuation multiples utilizing publicly available information on public transactions, such as public filings.

22.3        In the context of this Report, we considered the valuation multiple enterprise value (“EV”) to in-situ resource for a calculation of the fair market value of the properties to be appropriate. In doing so, we first screened for comparable companies through the database S&P Capital IQ utilizing the following criteria:

•	Company type: Public company, listed in Canada;

•	Transaction type: Merger / acquisition, closed

•	Industry: Gold;

•	Revenue: Non revenue generating; and,

•	Enterprise value: less than C$100.0 million.

22.4        We performed separate screenings for companies with Reserves and those with Resources. Our screening results are presented in Appendix A.

22.5        After the comparable transactions were identified, we then obtained and reviewed the transaction comparable companies’ Reserve or Resource estimates from Capital IQ.

22.6        We first applied the respective metal prices, as at the Valuation Date, to the quantity of in-situ resources to arrive at the in-situ metal value.

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As At December 11, 2017

22.7	After the in-situ metal values were calculated, we then allocated the comparable companies’ EV to the various metals, based on the pro-rata in-situ metal value. A pro-rata allocation of the acquired comparable companies’ EV based on the individual metal allow for a calculation of the valuation multiple that is metal specific. The following were performed in arriving at the EV to in-situ resource valuation multiple:

•	In calculating the comparable companies EV, we first obtained the implied equity value of the comparable companies as at the Valuation Date. In calculating the EV, we then adjusted the implied equity value utilizing the comparable companies’ balance sheet information as recent to the transaction date as possible. We have assumed that there is no material difference in the comparable companies’ balance sheet information between the respective reporting dates and the transaction date;

•	After calculating EV of the comparable companies, we then allocated EV based on the pro-rata in-situ metal value; and,

•	The comparable companies allocated EV attribute to gold, silver and copper were then divided by the in-situ gold, silver and copper to arrive at the EV to in-situ metal valuation multiple.

22.8        Based on the above, FMV was based on the in-situ metal valuation multiple.

23          Other Assets

Current assets and liabilities

23.1        We assumed that current assets and liabilities, by their current nature, to have a FMV equivalent to their net book values.

Plant and equipment

23.2        In order to determine the FMV of plant and equipment, we reviewed Rio Novo’s financial statements as at September 30, 2017. We note that equipment, materially comprised of the mill, has a book value of $5.5 million, all other items have an aggregate value of less than $200.0 thousand. As the mill will be utilized in future operations and is subject to review for impairment, we have no reason to believe that the FMV is less than book value.

Future tax loss benefit

23.3        As at the Valuation Date, Rio Novo had Canadian tax losses of approximately $11.1 million expiring between 2030 and 2036. In order to determine if any value could be attributable to the tax losses, we considered the notional marketplace for Rio Novo. We assumed that any notional buyer of Rio Novo would be able to utilize these tax losses in Canada within a year of the Valuation Date.

23.4        In order to determine the FMV of the tax losses, we considered the tax savings associated with the $11.1 million tax losses and discounted to the Valuation Date. Our resulting FMV rounded to approximately $2.7 million.

Deferred income tax liabilities

23.5        Deferred income taxes represent a timing difference between accounting and tax expenditures, it is an accounting recognition that has no future cash liability. We determined that the deferred income tax liability had a FMV of nil.

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

24          Valuation Conclusion

24.1	Based upon the scope of our review, analysis, qualifications and assumptions made, our opinion of the fair market value of all of the issued and outstanding shares of Rio Novo Gold Inc. as at December 11, 2017 may be summarized as follows:

Table 10: Valuation Conclusion

24.2	Where a specific amount is required, we note the midpoint of the range presented above.

The attached schedules are an integral part of this Formal Valuation Report, and demonstrate the application of the selected valuation methodology in determining our valuation conclusion.

Yours sincerely,

MNP llp

Per:

Michael Sileika, CPA, CA, CBV

Valuation and Litigation Support

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

Appendix A: Schedules

Rio Novo Gold Inc.
Formal Valuation Report
Valuation Summary
As at December 11, 2017 (in USD $000's)	Schedule 1

		Sep 30	Adjustments		Fair Market Value
		2017	Low	High	Low	High
		Schedule 32
Assets
Current assets		168	-	-	168	168

Plant and equipment		5,680	-	-	5,680	5,680
Future tax loss benefit	Note 1	-	2,700	2,700	2,700	2,700
Exploration and evaluation
Almas Gold	Schedule 2	48,494	(18,064)	(3,784)	30,430	44,710
Matupa Gold	Schedule 14	17,375	(10,811)	(9,701)	6,564	7,675
Tolda Fria Gold	Schedule 14	7,834	518	1,024	8,352	8,858

Exploration and evaluation		73,703	(28,357)	(12,460)	45,346	61,243

Total assets		79,551	(25,657)	(9,760)	53,894	69,790

Liabilities
Current liabilities		4,750	-	-	4,750	4,750

Share purchase warrants		-	-	-	-	-
Deferred income tax liability	Note 2	8,204	(8,204)	(8,204)	-	-

Total liabilities		12,954	(8,204)	(8,204)	4,750	4,750

Shareholders' equity		66,596	(17,453)	(1,556)	49,144	65,040

Total liabilities and shareholders' equity		79,551	(25,657)	(9,760)	53,894	69,790

Notes:

1.	Rio Novo had Canadian tax losses of $11.1 million as at December 31, 2016, and additional losses to the Valuation Date. We have assumed that a notional buyer of Rio Novo would be able to utilize these losses in 2018. Based on enacted tax rates in Canada, we have determined the fair market value to be approximately $2.7 million.

2.	'Deferred income tax liability' balance represents a timing difference between tax and accounting depreciation. As an accounting concept, there is no future cash flow impact.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 1 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Proven and Probable
For the year ended December 31 (in USD $000's)	Schedule 2

	Reference		2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Net revenue	Schedule 3		-	-	96,450	118,392	78,167	68,059	62,796	51,001	49,419	53,152	73,682	99,393	81,941	33,634	31,610	11,593
Royalties	Schedule 4		-	-	(2,588)	(3,191)	(2,268)	(2,171)	(1,692)	(1,202)	(1,227)	(1,426)	(1,977)	(2,667)	(2,198)	(902)	(848)	(311)
Operating expenses	Schedule 5		-	-	(35,023)	(33,964)	(36,024)	(39,907)	(37,619)	(37,333)	(38,225)	(39,587)	(40,835)	(37,866)	(26,607)	(23,478)	(23,265)	(9,308)

EBITDA			-	-	58,839	81,237	39,875	25,981	23,484	12,466	9,967	12,139	30,869	58,861	53,135	9,253	7,497	1,973
Depreciation	Note 1		-	-	(30,802)	(33,221)	(26,128)	(19,040)	(18,347)	(10,342)	(9,057)	(8,770)	(11,521)	(14,789)	(12,382)	(7,181)	(6,894)	(3,108)

EBIT			-	-	28,038	48,015	13,747	6,942	5,137	2,124	910	3,370	19,348	44,072	40,753	2,072	604	(1,134)

Income taxes @ 25.0%	Note 2		-	-	(7,009)	(12,004)	(3,437)	(1,735)	(1,284)	(531)	(227)	(842)	(4,837)	(11,018)	(10,188)	(518)	(151)	284
Sudene incentive @ 18.75%	Note 2		-	-	5,257	9,003	2,578	1,302	963	398	171	632	3,628	8,263	-	-	-	-
Social contribution @ 9.0%	Note 2		-	-	(2,523)	(4,321)	(1,237)	(625)	(462)	(191)	(82)	(303)	(1,741)	(3,966)	(3,668)	(186)	(54)	102

Net earnings			-	-	23,762	40,693	11,651	5,883	4,354	1,800	771	2,856	16,398	37,351	26,897	1,368	398	(749)
Depreciation	Note 1		-	-	30,802	33,221	26,128	19,040	18,347	10,342	9,057	8,770	11,521	14,789	12,382	7,181	6,894	3,108

Maintainable cash flow, after tax			-	-	54,563	73,914	37,779	24,923	22,701	12,142	9,828	11,625	27,919	52,140	39,279	8,549	7,292	2,359

Capital expenditures
Developmental	Note 3		(44,118)	(44,118)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction, equipment and materials	Note 3		(9,400)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining & Almas payment $400k			(400)	(400)	(9,825)	(10,013)	(10,769)	(1,783)	(8,072)	(7,812)	(703)	(699)	(2,454)	(6,784)	(71)	-	-	-

Change in working capital	Note 4		-	-	(2,723)	341	1,617	(436)	282	(12)	135	(361)	(509)	(830)	919	508	145	925
Mine closure	Note 5		-	-	-	-	(748)	(359)	-	-	-	-	-	-	-	(397)	(662)	(1,589)
Salvage value	Note 4		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12,500

Free cash flow, after tax			(53,917)	(44,518)	42,015	64,243	27,879	22,346	14,911	4,318	9,260	10,565	24,956	44,526	40,127	8,660	6,775	14,196

Present value of free cash flow - low
Years discounted			0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50
Discount rate	Schedule 29		19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%
Discount factor			0.91	0.77	0.64	0.54	0.45	0.38	0.31	0.26	0.22	0.18	0.15	0.13	0.11	0.09	0.08	0.06

Present value of after-tax cash flow			(49,323)	(34,078)	26,914	34,438	12,506	8,388	4,684	1,135	2,037	1,945	3,844	5,740	4,329	782	512	897

Total - low, rounded
Proven and Probable		24,750
Measured and Indicated	Schedule 6	5,410
Inferred	Schedule 10	270

Total		30,430

Present value of free cash flow - high
Years discounted			0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50
Discount rate	Schedule 29		17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%
Discount factor			0.92	0.79	0.68	0.58	0.49	0.42	0.36	0.31	0.26	0.23	0.19	0.16	0.14	0.12	0.10	0.09

Present value of after-tax cash flow			(49,847)	(35,176)	28,375	37,083	13,754	9,423	5,374	1,330	2,438	2,377	4,800	7,319	5,638	1,040	695	1,245

Total - high, rounded
Proven and Probable		35,870
Measured and Indicated	Schedule 6	8,280
Inferred	Schedule 10	560

Total		44,710

Appendix A Page 2 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Proven and Probable
For the year ended December 31 (in USD $000's)	Schedule 2

Notes:
1.	Based on discussions with Management and a review of information, we adjusted depreciation expense by approximately 2.3%, as follows:

			2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

	Financial model		-	-	30,103	32,468	25,535	18,608	17,931	10,108	8,852	8,571	11,260	14,453	12,101	7,018	6,737	3,037
	Adjustment	Above	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023	1.023

	Adjusted depreciation		-	-	30,802	33,221	26,128	19,040	18,347	10,342	9,057	8,770	11,521	14,789	12,382	7,181	6,894	3,108

2.	Income taxes reflect the enacted and anticipated tax rate. It is our understanding that the Sudence incentive offers a 75.0% reduction on income taxes for a period of 10 years. Social contribution is a required charge in the jurisdiction. Net payment as calculated by Management.

3.	Based on discussions with Management and a review of information, we adjusted development capital expenditures by approximately 5.8%, as follows:

			2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
	Financial model - development capital expenditures
	Developmental		41,688	41,688	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Construction, equipment and materials		8,882	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Adjusted development capital expenditures		50,570	41,688	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Adjustment	Above	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058	1.058

	Adjusted developmental		44,118	44,118	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Adjusted construction, equipment and materials		9,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Total development capital expenditures		53,517	44,118	-	-	-	-	-	-	-	-	-	-	-	-	-	-

4.	Information obtained from Rio Novo's life of mine financial model, dated September 17, 2016.

Appendix A Page 3 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Proven and Probable
For the year ended December 31 (in USD $000's)	Schedule 2

5.	Based on discussions with Management and a review of information, we adjusted mine closure expenditure by approximately -1.0%, as follows:

			2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

	Financial model		-	-	-	-	754	362	-	-	-	-	-	-	-	401	668	1,602
	Adjustment	Above	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992	0.992

	Adjusted mine closure		-	-	-	-	748	359	-	-	-	-	-	-	-	397	662	1,589

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 4 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Production and Revenue
Proven and Probable
For the year ended December 31 (in USD $000's)																	Schedule 3

	Reference	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Life of mine (in 000's t)
Proven and Probable, beginning	Note 1	27,305	27,305	27,305	25,323	23,273	21,223	19,173	17,123	15,073	13,023	10,973	8,923	6,873	4,823	2,773	745
Production	Note 1	-	-	1,982	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,028	745

Proven and Probable, ending		27,305	27,305	25,323	23,273	21,223	19,173	17,123	15,073	13,023	10,973	8,923	6,873	4,823	2,773	745	-

Production	Above	-	-	1,982	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,028	745
Au grade (in g/t)	Note 1	-	-	1.28	1.50	0.95	0.82	0.80	0.67	0.65	0.69	0.95	1.28	1.06	0.43	0.41	0.41
Metallurgical recovery %	Note 1	-	-	91.6%	92.4%	95.0%	93.7%	91.5%	89.9%	90.2%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%

Ores recovered, (in 000's g)		-	-	2,322	2,834	1,843	1,579	1,493	1,237	1,198	1,289	1,786	2,410	1,987	815	766	281
Gram to troy oz conversion		0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322

Ores recovered (in 000's troy oz)		-	-	75	91	59	51	48	40	39	41	57	77	64	26	25	9
Au price (in $/troy oz)	Schedule 28	1,288	1,304	1,309	1,316	1,336	1,358	1,325	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

Gross revenue		-	-	97,727	119,951	79,181	68,927	63,617	51,681	50,078	53,861	74,664	100,718	83,033	34,082	32,032	11,748

Refining costs	Note 2	-	-	(244)	(298)	(194)	(166)	(157)	(130)	(126)	(135)	(188)	(253)	(209)	(86)	(80)	(30)
Transport services	Note 3	-	-	(1,033)	(1,261)	(820)	(703)	(665)	(550)	(533)	(573)	(795)	(1,072)	(884)	(363)	(341)	(125)

Net revenue		-	-	96,450	118,392	78,167	68,059	62,796	51,001	49,419	53,152	73,682	99,393	81,941	33,634	31,610	11,593

Notes:
1.	Information obtained from Rio Novo's life of mine financial model, dated September 17, 2016.

2.	It is our understanding that Rio Novo is expected to incur approximately $3.27 per troy oz for contract services, as follows:

		2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Ores recovered (in 000's troy oz)		-	-	75	91	59	51	48	40	39	41	57	77	64	26	25	9
Refining costs (in $/troy oz)		3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27

Total contract services		-	-	244	298	194	166	157	130	126	135	188	253	209	86	80	30

3.	It is our understanding that Rio Novo is expected to incur approximately $13.84 per troy oz for transport services, as follows:

		2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Ores recovered (in 000's troy oz)		-	-	75	91	59	51	48	40	39	41	57	77	64	26	25	9
Transport services (in $/troy oz)		13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84

Total transport services		-	-	1,033	1,261	820	703	665	550	533	573	795	1,072	884	363	341	125

4.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 5 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Royalties
Proven and Probable
For the year ended December 31 (in USD $000's)																Schedule 4

	Reference	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leach Pad
Net revenue - leach pad	Note 1	-	-	-	-	-	758	8,847	9,860	5,872	-	-	-	-	-	(5)	(25)
Government royalty	Note 2	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%

Leach pad - government royalty		-	-	-	-	-	8	88	99	59	-	-	-	-	-	(0)	(0)

Vira Saia
Net revenue - Vira Saia	Note 3	-	-	15	1,133	13,275	27,776	12,141	-	-	-	-	-	-	-	-	-
Less: Government royalty 1.0%	Note 2	-	-	(0)	(11)	(133)	(278)	(121)	-	-	-	-	-	-	-	-	-

		-	-	15	1,122	13,142	27,499	12,019	-	-	-	-	-	-	-	-	-
Mineral right holders	Note 3	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Previous owners	Note 3	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Vira Saia - royalty		-	-	0	34	394	825	361	-	-	-	-	-	-	-	-	-

Paiol and Cata Funda
Net revenue	Schedule 3	-	-	96,450	118,392	78,167	68,059	62,796	51,001	49,419	53,152	73,682	99,393	81,941	33,634	31,610	11,593
Less: Leach pad net revenue	Note 1	-	-	-	-	-	(758)	(8,847)	(9,860)	(5,872)	-	-	-	-	-	5	25
Less: Vira Saia net revenue	Note 3	-	-	(15)	(1,133)	(13,275)	(27,776)	(12,141)	-	-	-	-	-	-	-	-	-

Net revenue - Paiol, and Cata Funda		-	-	96,435	117,259	64,892	39,525	41,808	41,142	43,547	53,152	73,682	99,393	81,941	33,634	31,615	11,618
Less: Government royalty 1.0%	Note 2	-	-	(964)	(1,173)	(649)	(395)	(418)	(411)	(435)	(532)	(737)	(994)	(819)	(336)	(316)	(116)

		-	-	95,471	116,086	64,243	39,129	41,390	40,730	43,111	52,621	72,945	98,399	81,121	33,298	31,299	11,502
Mineral right holders	Note 4	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%
Previous owners	Note 4	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Paiol, and Cata Funda - royalty		-	-	1,623	1,973	1,092	665	704	692	733	895	1,240	1,673	1,379	566	532	196

Total government royalties		-	-	965	1,184	782	681	628	510	494	532	737	994	819	336	316	116
Total right holders and previous owner royalties		-	-	1,623	2,007	1,486	1,490	1,064	692	733	895	1,240	1,673	1,379	566	532	196

Total royalties		-	-	2,588	3,191	2,268	2,171	1,692	1,202	1,227	1,426	1,977	2,667	2,198	902	848	311

Appendix A Page 6 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Royalties
Proven and Probable
For the year ended December 31 (in USD $000's)	Schedule 4

Notes:
1.	Leach Pad net revenue obtained from Rio Novo's life of mine financial model, dated September 17, 2016, as follows:

			2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

	Leach Pad production (in 000's t)		-	-	-	-	-	37	462	599	542	-	-	-	-	-	1	5
	Au grade (in g/t)		-	-	-	-	-	0.98	0.97	0.92	0.76	-	-	-	-	-	0.34	0.34
	Metallurgical recovery %		87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%

	Ores recovered, (in 000's g)		-	-	-	-	-	32.1	393.4	481.2	362.4	-	-	-	-	-	0.3	1.6
	Gram to troy oz conversion		0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322

	Ores recovered (in 000's troy oz)		-	-	-	-	-	1.0	12.6	15.5	11.7	-	-	-	-	-	0.0	0.1
	Au price (in $/troy oz)	Schedule 28	1,288	1,304	1,309	1,316	1,336	1,358	1,325	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

	Leach pad gross revenue		-	-	-	-	-	1,400	16,758	20,112	15,146	-	-	-	-	-	13	66

	Refining costs @ 3.27 per t		-	-	-	-	-	(122)	(1,510)	(1,957)	(1,770)	-	-	-	-	-	(3)	(17)
	Transport services @ 13.84 per t		-	-	-	-	-	(519)	(6,401)	(8,295)	(7,503)	-	-	-	-	-	(15)	(74)

	Leach pad net revenue		-	-	-	-	-	758	8,847	9,860	5,872	-	-	-	-	-	(5)	(25)

2.	From a review of the Almas Gold Project's technical report, dated August 9, 2016, it is our understanding that government royalty is 1.0% of net revenue.

3.	Based on Rio Novo's life of mine financial model, dated September 17, 2016. It is our understanding that royalties from Vira Saia is 2.5% to 'mineral right holders' and 0.5% to 'previous owners' based on net revenue minus 'government royalty'. We obtained net revenues from Vira Saia, as follows:

			2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

	Vira Saira (in 000's t)		-	-	0.6	40	463	1,113	531	-	-	-	-	-	-	-	-	-
	Au grade (in g/t)		-	-	1.12	1.23	1.22	1.10	1.07	-	-	-	-	-	-	-	-	-
	Metallurgical recovery %		87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%	87.40%

	Ores recovered, (in 000's g)		-	-	0.6	42.9	493.3	1,072.2	498.3	-	-	-	-	-	-	-	-	-
	Gram to troy oz conversion		0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322

	Ores recovered (in 000's troy oz)		-	-	0.0	1.4	15.9	34.5	16.0	-	-	-	-	-	-	-	-	-
	Au price (in $/troy oz)	Schedule 28	1,288	1,304	1,309	1,316	1,336	1,358	1,325	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

	Vira Saia gross revenue		-	-	25	1,817	21,196	46,811	21,229	-	-	-	-	-	-	-	-	-

	Refining costs @ 3.27 per t		-	-	(2)	(131)	(1,512)	(3,634)	(1,735)	-	-	-	-	-	-	-	-	-
	Transport services @ 13.84 per t		-	-	(8)	(554)	(6,409)	(15,401)	(7,353)	-	-	-	-	-	-	-	-	-

	Vira Saia net revenue		-	-	15	1,133	13,275	27,776	12,141	-	-	-	-	-	-	-	-	-

4.	Based on Rio Novo's life of mine financial model, dated September 17, 2016. It is our understanding that royalties from Paiol and Cata Funda is 1.2% to 'mineral right holders' and 0.5% to 'previous owners' based on net revenue minus 'government royalty'.

5.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 7 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Operating Expenses
Proven and Probable
For the year ended December 31 (in USD $000's)																Schedule 5

	Reference	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Mining costs	Note 1	-	-	13,340	11,833	13,460	16,840	14,379	13,979	14,683	15,937	17,241	14,755	4,528	1,934	1,915	1,213
Processing	Note 1	-	-	14,711	15,314	15,580	15,724	16,086	16,303	16,447	16,447	16,303	16,158	16,013	15,724	15,538	5,623
General and administrative	Note 1	-	-	3,674	3,676	3,676	3,676	3,676	3,676	3,676	3,676	3,676	3,676	3,676	3,676	3,684	1,572
Other operating	Note 1	-	-	539	466	471	523	516	435	409	409	399	294	294	294	294	166

Total operating expenses		-	-	32,264	31,289	33,186	36,763	34,656	34,392	35,214	36,468	37,618	34,883	24,511	21,629	21,432	8,575
Adjustment	Note 2	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086	1.086

Adjusted operating expenses		-	-	35,023	33,964	36,024	39,907	37,619	37,333	38,225	39,587	40,835	37,866	26,607	23,478	23,265	9,308

Notes:
1.	Information obtained from Rio Novo's life of mine financial model, dated September 17, 2016.

2.	Based on discussions with Management and a review of information, we adjusted operating expenses by approximately 8.6%, as follows:

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 8 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Measured and Indicated
For the year ended December 31 (in USD $000's)																	Schedule 6

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Net revenue	Schedule 7	39,623	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	22,822
Royalties	Schedule 8	(1,119)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(1,758)	(645)
Operating expenses	Schedule 9	(22,186)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(12,779)

EBITDA		16,318	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	25,631	9,399
Depreciation	Note 1	(1,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(1,000)

EBIT		15,318	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	23,631	8,399

Income taxes @ 25.0%		(3,830)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(5,908)	(2,100)
Sudene incentive @ 18.75%		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Social contribution @ 9.0%		(1,379)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(2,127)	(756)

Net earnings		10,110	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	5,543
Depreciation	Note 1	1,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	1,000

Maintainable cash flow, after tax		11,110	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	17,596	6,543

Capital expenditures
Developmental		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction, equipment and materials		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining	Note 2	(1,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(1,000)

Change in working capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mine closure		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Salvage value		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Free cash flow, after tax		10,110	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	15,596	5,543

Present value of free cash flow - low
Years discounted		15.50	16.50	17.50	18.50	19.50	20.50	21.50	22.50	23.50	24.50	25.50	26.50	27.50	28.50	29.50	30.50	31.50
Discount rate	Schedule 29	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%
Discount factor		0.06	0.05	0.04	0.04	0.03	0.03	0.02	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.00

Present value of after-tax cash flow		643	831	695	582	487	408	342	286	239	200	168	140	118	98	82	69	21

Total - low, rounded	5,410

Present value of free cash flow - high
Years discounted		15.50	16.50	17.50	18.50	19.50	20.50	21.50	22.50	23.50	24.50	25.50	26.50	27.50	28.50	29.50	30.50	31.50
Discount rate	Schedule 29	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%
Discount factor		0.09	0.08	0.06	0.06	0.05	0.04	0.03	0.03	0.03	0.02	0.02	0.02	0.01	0.01	0.01	0.01	0.01

Present value of after-tax cash flow		893	1,177	1,007	861	736	629	538	460	393	336	288	246	210	180	154	131	40

Total - high, rounded	8,280

Appendix A Page 9 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Measured and Indicated
For the year ended December 31 (in USD $000's)	Schedule 6

Notes:
1.	We have assumed that Rio Novo is expected to incur annual depreciation expense of approximately $2.0 million per annum relating to the Almas Mine from 2033 until 2049. We have note that we have attributed half of the 2033 depreciation expense amount to the proven and probable discounted cash flow calculation on Schedule 2, and half of the 2049 depreciation expense amount to the inferred discounted cash flow calculation on Schedule 10.

2.	We have assumed that Rio Novo is expected to incur annual sustaining capital reinvestment of approximately $2.0 million per annum relating to the Almas Mine from 2033 until 2049. We have note that we have attributed half of the 2033 sustaining capital reinvestment amount to the proven and probable discounted cash flow calculation on Schedule 2, and half of the 2049 sustaining capital reinvestment amount to the inferred discounted cash flow calculation on Schedule 10.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 10 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Production and Revenue
Measured and Indicated
For the year ended December 31 (in USD $000's)																		Schedule 7

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
Life of mine (in 000's t)
Measured and Indicated, beginning	Note 1	32,807	31,502	29,452	27,402	25,352	23,302	21,252	19,202	17,152	15,102	13,052	11,002	8,952	6,902	4,852	2,802	752
Production	Note 2	1,305	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	752

Measured and Indicated, ending		31,502	29,452	27,402	25,352	23,302	21,252	19,202	17,152	15,102	13,052	11,002	8,952	6,902	4,852	2,802	752	-

Production	Above	1,305	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	752
Au grade (in g/t)	Note 1	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80
Metallurgical recovery %	Note 3	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%

Ores recovered, (in 000's g)		961	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	1,509	553
Gram to troy oz conversion		0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322

Ores recovered (in 000's troy oz)		31	49	49	49	49	49	49	49	49	49	49	49	49	49	49	49	18
Au price (in $/troy oz)	Schedule 28	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

Gross revenue		40,151	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	63,066	23,127

Refining costs	Note 4	(101)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(158)	(58)
Transport services	Note 5	(428)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(672)	(246)

Net revenue		39,623	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	22,822

Notes:
1.	Per information provided by Management.

2.	Based on expected reserves production, we have assumed that Rio Novo is expected to continue producing 2.05 million tonnes per annum until 2059. We note that forecasted proven and probable reserve production in 2033 is approximately 744.9 thousand tonnes (see Schedule 3), resulting in a projected 1.3 million tonnes of measured and indicated resources production in 2033.

3.	Based on expected reserves metallurgical recovery percentage, we have assumed that Rio Novo is expected to continue recovering approximately 91.8% until 2059.

4.	It is our understanding that Rio Novo is expected to incur approximately $3.27 per troy oz for contract services, as follows:

		2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Ores recovered (in 000's troy oz)		31	49	49	49	49	49	49	49	49	49	49	49	49	49	49	49	18
Refining costs (in $/troy oz)		3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27

Total refining costs		101	158	158	158	158	158	158	158	158	158	158	158	158	158	158	158	58

5.	It is our understanding that Rio Novo is expected to incur approximately $13.84 per troy oz for transport services, as follows:

		2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Ores recovered (in 000's troy oz)		31	49	49	49	49	49	49	49	49	49	49	49	49	49	49	49	18
Transport services (in $/troy oz)		13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84

Total transport services		428	672	672	672	672	672	672	672	672	672	672	672	672	672	672	672	246

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 11 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Royalties
Measured and Indicated
For the year ended December 31 (in USD $000's)																	Schedule 8

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
Paiol and Cata Funda
Net revenue	Schedule 7	39,623	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	22,822
Less: Vira Saia net revenue	Note 1	(4,368)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(2,516)

Net revenue - Paiol, and Cata Funda		35,255	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	55,376	20,307
Less: Government royalty 1.0%	Note 2	(353)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(554)	(203)

		34,903	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	54,822	20,104
Mineral right holders	Note 3	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%
Previous owners	Note 3	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Paiol, and Cata Funda - royalty		593	932	932	932	932	932	932	932	932	932	932	932	932	932	932	932	342

Vira Saia
Net revenue - Vira Saia	Above	4,368	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	2,516
Less: Government royalty 1.0%	Note 2	(44)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(69)	(25)

		4,324	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	6,792	2,491
Mineral right holders	Note 4	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Previous owners	Note 4	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Vira Saia - royalty		130	204	204	204	204	204	204	204	204	204	204	204	204	204	204	204	75

Total government royalties		396	622	622	622	622	622	622	622	622	622	622	622	622	622	622	622	228
Total right holders and previous owner royalties		723	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	416

Total royalties		1,119	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	1,758	645

Notes:
1.	From a review of the Almas Gold Project's technical report, dated August 9, 2016, approximately 11.0% of measured and indicated resources are attributable to Vira Saia. We have assumed that approximately 11.0% of total annual production is produced to Vira Saia and allocated the net revenue amounts attributable to Vira Saia, as follows:

Total Measured and Indicated (in 000's troy oz)			794,692
Vira Saia Measured and Indicated (in 000's troy oz)			87,598

% from Vira Saia			11.0%

		2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Net revenue		39,623	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	22,822
Allocation to Vira Saia		11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%

Vira Saia net revenue		4,368	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	6,860	2,516

2.	From a review of the Almas Gold Project's technical report, dated August 9, 2016, it is our understanding that government royalty is 1.0% of net revenue.

3.	Based on Rio Novo's life of mine financial model, dated September 17, 2016. It is our understanding that royalties from Paiol and Cata Funda is 1.2% to 'mineral right holders' and 0.5% to 'previous owners' based on net revenue minus 'government royalty'.

4.	Based on Rio Novo's life of mine financial model, dated September 17, 2016. It is our understanding that royalties from Vira Saia is 2.5% to 'mineral right holders' and 0.5% to 'previous owners' based on net revenue minus 'government royalty'.

5.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 12 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Operating Expenses
Measured and Indicated
For the year ended December 31 (in USD $000's)																	Schedule 9

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Mining costs	Note 1	8,780	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	5,057
Processing	Note 2	10,574	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	6,090
General and administrative	Note 3	2,472	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	1,424
Other operating	Note 4	360	566	566	566	566	566	566	566	566	566	566	566	566	566	566	566	207

Operating expenses		22,186	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	12,779

Notes:
1.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied mining costs as follows:

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Production (in t)	Schedule 7	1,305	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	752
Mining costs (in $/t)		6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73

Total mining costs		8,780	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	5,057

2.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied processing costs as follows:

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Production (in t)	Schedule 7	1,305	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	752
Processing costs (in $/t)		8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10

Total processing costs		10,574	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	6,090

3.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied general and administrative costs as follows:

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Production (in t)	Schedule 7	1,305	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	752
General and administrative (in $/t)		1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89

Total general and administrative		2,472	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	1,424

4.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied other operating costs as follows:

	Reference	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Production (in t)	Schedule 7	1,305	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	752
Other operating (in $/t)		0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28

Total operating		360	566	566	566	566	566	566	566	566	566	566	566	566	566	566	566	207

5.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 13 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Inferred
For the year ended December 31 (in USD $000's)											Schedule 10

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Net revenue	Schedule 11	38,930	61,472	61,472	61,472	61,472	61,472	61,472	61,472	61,472	61,472	31,740
Royalties	Schedule 12	(1,060)	(1,674)	(1,674)	(1,674)	(1,674)	(1,674)	(1,674)	(1,674)	(1,674)	(1,674)	(876)
Operating expenses	Schedule 13	(22,069)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(34,847)	(17,992)

EBITDA		15,801	24,951	24,951	24,951	24,951	24,951	24,951	24,951	24,951	24,951	12,871
Depreciation	Note 1	(1,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(1,000)

EBIT		14,801	22,951	22,951	22,951	22,951	22,951	22,951	22,951	22,951	22,951	11,871

Income taxes @ 25.0%		(3,700)	(5,738)	(5,738)	(5,738)	(5,738)	(5,738)	(5,738)	(5,738)	(5,738)	(5,738)	(2,968)
Sudene incentive @ 18.75%		-	-	-	-	-	-	-	-	-	-	-
Social contribution @ 9.0%		(1,332)	(2,066)	(2,066)	(2,066)	(2,066)	(2,066)	(2,066)	(2,066)	(2,066)	(2,066)	(1,068)

Net earnings		9,769	15,148	15,148	15,148	15,148	15,148	15,148	15,148	15,148	15,148	7,835
Depreciation	Note 1	1,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	1,000

Maintainable cash flow, after tax		10,769	17,148	17,148	17,148	17,148	17,148	17,148	17,148	17,148	17,148	8,835

Capital expenditures
Developmental		-	-	-	-	-	-	-	-	-	-	-
Construction, equipment and materials		-	-	-	-	-	-	-	-	-	-	-
Sustaining	Note 2	(1,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(1,000)

Change in working capital		-	-	-	-	-	-	-	-	-	-	-
Mine closure		-	-	-	-	-	-	-	-	-	-	-
Salvage value		-	-	-	-	-	-	-	-	-	-	-

Free cash flow, after tax		9,769	15,148	15,148	15,148	15,148	15,148	15,148	15,148	15,148	15,148	7,835

Present value of free cash flow - low
Years discounted		31.50	32.50	33.50	34.50	35.50	36.50	37.50	38.50	39.50	40.50	41.50
Discount rate	Schedule 29	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%
Discount factor		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Present value of after-tax cash flow		36	46	39	32	27	23	19	16	13	11	5

Total - low, rounded	270

Present value of free cash flow - high
Years discounted		31.50	32.50	33.50	34.50	35.50	36.50	37.50	38.50	39.50	40.50	41.50
Discount rate	Schedule 29	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%	17.0%
Discount factor		0.01	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Present value of after-tax cash flow		70	92	79	67	58	49	42	36	31	26	12

Total - high, rounded	560

Appendix A Page 14 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Discounted Cash Flow
Inferred
For the year ended December 31 (in USD $000's)	Schedule 10

Notes:

1.	We have assumed that Rio Novo is expected to incur annual depreciation expense of approximately $2.0 million per annum relating to the Almas Mine from 2049 until 2059. We have note that we have attributed half of the 2049 depreciation expense amount to the measured and indicated resource discounted cash flow calculation on Schedule 6.

2.	We have assumed that Rio Novo is expected to incur annual sustaining capital reinvestment of approximately $2.0 million per annum relating to the Almas Mine from 2049 until 2059. We have note that we have attributed half of the 2049 sustaining capital reinvestment amount to the measured and indicated resource discounted cash flow calculation on Schedule 6. Additionally, we have assumed that Rio Novo is not required to expend sustaining capital reinvestments in it's final year of operations.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 15 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Production and Revenue
Inferred
For the year ended December 31 (in USD $000's)											Schedule 11

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059
Life of mine (in 000's t)
Inferred, beginning	Note 1	20,807	19,508	17,458	15,408	13,358	11,308	9,258	7,208	5,158	3,108	1,058
Production	Note 2	1,298	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	1,058

Inferred, ending		19,508	17,458	15,408	13,358	11,308	9,258	7,208	5,158	3,108	1,058	-

Production	Above	1,298	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	1,058
Au grade (in g/t)	Note 1	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79
Metallurgical recovery %	Note 3	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%	91.8%

Ores recovered, (in 000's g)		944	1,490	1,490	1,490	1,490	1,490	1,490	1,490	1,490	1,490	770
Gram to troy oz conversion		0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322	0.0322

Ores recovered (in 000's troy oz)		30	48	48	48	48	48	48	48	48	48	25
Au price (in $/troy oz)	Schedule 28	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

Gross revenue		39,449	62,292	62,292	62,292	62,292	62,292	62,292	62,292	62,292	62,292	32,163

Refining costs	Note 4	(99)	(156)	(156)	(156)	(156)	(156)	(156)	(156)	(156)	(156)	(81)
Transport services	Note 5	(420)	(663)	(663)	(663)	(663)	(663)	(663)	(663)	(663)	(663)	(342)

Net revenue		38,930	61,472	61,472	61,472	61,472	61,472	61,472	61,472	61,472	61,472	31,740

Notes:
1.	Per information provided by Management.

2.	Based on expected reserves production, we have assumed that Rio Novo is expected to continue producing 2.05 million tonnes per annum until 2059. We note that forecasted measured and indicated resource production in 2049 is approximately 751.7 thousand tonnes (see Schedule 7), resulting in a projected 1.3 million tonnes of inferred resource production in 2049.

3.	Based on expected reserves metallurgical recovery percentage, we have assumed that Rio Novo is expected to continue recovering approximately 91.8% until 2059.

4.	It is our understanding that Rio Novo is expected to incur approximately $3.27 per troy oz for contract services, as follows:

		2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Ores recovered (in 000's troy oz)		30	48	48	48	48	48	48	48	48	48	25
Refining costs (in $/troy oz)		3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27

Total refining costs		99	156	156	156	156	156	156	156	156	156	81

5.	It is our understanding that Rio Novo is expected to incur approximately $13.84 per troy oz for transport services, as follows:

		2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Ores recovered (in 000's troy oz)		30	48	48	48	48	48	48	48	48	48	25
Transport services (in $/troy oz)		13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84	13.84

Total transport services		420	663	663	663	663	663	663	663	663	663	342

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 16 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Royalties
Inferred
For the year ended December 31 (in USD $000's)											Schedule 12

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059
Paiol and Cata Funda
Net revenue	Schedule 11	38,930	61,472	61,472	61,472	61,472	61,472	61,472	61,472	61,472	61,472	31,740
Less: Vira Saia net revenue	Note 1	(1,202)	(1,888)	(1,888)	(1,888)	(1,888)	(1,888)	(1,888)	(1,888)	(1,888)	(1,888)	(1,888)

Net revenue - Paiol, and Cata Funda		37,728	59,585	59,585	59,585	59,585	59,585	59,585	59,585	59,585	59,585	29,852
Less: Government royalty 1.0%	Note 2	(377)	(596)	(596)	(596)	(596)	(596)	(596)	(596)	(596)	(596)	(299)

		37,351	58,989	58,989	58,989	58,989	58,989	58,989	58,989	58,989	58,989	29,553
Mineral right holders	Note 3	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%	1.20%
Previous owners	Note 3	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Paiol, and Cata Funda - royalty		635	1,003	1,003	1,003	1,003	1,003	1,003	1,003	1,003	1,003	502

Vira Saia
Net revenue - Vira Saia	Above	1,202	1,888	1,888	1,888	1,888	1,888	1,888	1,888	1,888	1,888	1,888
Less: Government royalty 1.0%	Note 2	(12)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)

		1,190	1,869	1,869	1,869	1,869	1,869	1,869	1,869	1,869	1,869	1,869
Mineral right holders	Note 4	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Previous owners	Note 4	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Vira Saia - royalty		36	56	56	56	56	56	56	56	56	56	56

Total government royalties		389	615	615	615	615	615	615	615	615	615	317
Total right holders and previous owner royalties		671	1,059	1,059	1,059	1,059	1,059	1,059	1,059	1,059	1,059	558

Total royalties		1,060	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674	876

Notes:
1.	Based on discussions with Management, we understand that approximately 3.0% of total annual production is produced to Vira Saia and allocated the net revenue amounts attributable to Vira Saia, as follows:

Total Inferred (in 000's troy oz)			529,911
Vira Saia Inferred (in 000's troy oz)			16,072

% from Vira Saia			3.0%

		2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Net revenue		39,623	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236	62,236
Allocation to Vira Saia		3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Vira Saia net revenue		1,202	1,888	1,888	1,888	1,888	1,888	1,888	1,888	1,888	1,888	1,888

2.	From a review of the Almas Gold Project's technical report, dated August 9, 2016, it is our understanding that government royalty is 1.0% of net revenue.

3.	Based on Rio Novo's life of mine financial model, dated September 17, 2016. It is our understanding that royalties from Paiol and Cata Funda is 1.2% to 'mineral right holders' and 0.5% to 'previous owners' based on net revenue minus 'government royalty'.

4.	Based on Rio Novo's life of mine financial model, dated September 17, 2016. It is our understanding that royalties from Vira Saia is 2.5% to 'mineral right holders' and 0.5% to 'previous owners' based on net revenue minus 'government royalty'.

5.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 17 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Almas Life of Mine - Operating Expenses
Inferred
For the year ended December 31 (in USD $000's)												Schedule 13

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Mining costs	Note 1	8,734	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	7,121
Processing	Note 2	10,518	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	8,575
General and administrative	Note 3	2,459	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	2,005
Other operating	Note 4	358	566	566	566	566	566	566	566	566	566	292

Operating expenses		22,069	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	34,847	17,992

Notes:
1.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied mining costs as follows:

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Production (in t)	Schedule 11	1,298	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	1,058
Mining costs (in $/t)		6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73	6.73

Total mining costs		8,734	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	13,791	7,121

2.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied processing costs as follows:

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Production (in t)	Schedule 11	1,298	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	1,058
Processing costs (in $/t)		8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10	8.10

Total processing costs		10,518	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	16,608	8,575

3.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied general and administrative costs as follows:

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Production (in t)	Schedule 11	1,298	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	1,058
General and administrative (in $/t)		1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89	1.89

Total general and administrative		2,459	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	3,883	2,005

4.	From a review of costs as per the LOM Model, discussions with Management and additional information, we applied other operating costs as follows:

	Reference	2049	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059

Production (in t)	Schedule 11	1,298	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	2,050	1,058
Other operating (in $/t)		0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28

Total operating		358	566	566	566	566	566	566	566	566	566	292

5.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 18 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ Summary
As at December 11, 2017 (in USD $000's)							Schedule 14

	Reference	Matupa Gold			Tolda Fria

Gold		Low	High	Mid	Low	High	Mid

Reserves	Note 1	-	-	-	-	-	-
Multiple	Schedule 15	27.48	52.63	40.06	27.48	52.63	40.06

In-situ value		-	-	-	-	-	-

Resources	Note 1	486,684	486,684	486,684	951,990	951,990	951,990
Multiple	Schedule 21	8.77	9.30	9.04	8.77	9.30	9.04

In-situ value		4,270	4,529	4,399	8,352	8,858	8,605

Geological potential	Note 1	1,583,000	1,583,000	1,583,000	-	-	-
Multiple	Schedule 21	1.32	1.78	1.55	1.32	1.78	1.55

In-situ value		2,083	2,825	2,454	-	-	-

Silver		Low	High	Mid	Low	High	Mid

Resources	Note 1	1,248,100	1,248,100	1,248,100	-	-	-
Multiple	Schedule 22	0.17	0.26	0.21	0.17	0.26	0.21

In-situ value		212	321	266	-	-	-

Total		6,564	7,675	7,119	8,352	8,858	8,605

Notes:
1.	Information obtained from Management.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 19 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Reserves
Comparable Transactions: Valuation Multiple Calculation - Gold Reserves
As at December 11, 2017 (in USD $'s)					Schedule 15

	EV attributable to Gold		EV to In-situ Gold		Adjusted EV to In-situ Gold
		In-situ Gold
	(in $ 000's)	(in troy oz 000's)	(in $ per troy oz)	Adjustment	(in $ per troy oz)
	Schedule 16	Schedule 17		Note 1

Goldrock Mines Corp.	48,422	1,672	28.97	-6.7%	27.01
Jaguar Mining Inc.	23,922	2,647	9.04	-5.4%	8.55
Gryphon Minerals Ltd.	23,801	839	28.36	-0.6%	28.21
Caledonia Mining Corporation Plc	19,342	165	117.30	14.3%	134.09
Caledonia Mining Corporation Plc	17,115	165	103.79	13.7%	118.05
United Paragon Mining Corporation	36,957	564	65.57	17.5%	77.05

			Average
			Simple		65.49
			No high-low		62.58
			Harmonic mean		27.48
			Statistical analysis
			Minimum		8.55
			1st quartile		27.31
			Median		52.63
			3rd quartile		107.80
			Maximum		134.09

			Low	High	Mid

Selected		Note 2	27.48	52.63	40.06

Notes:
1.	We note that the derived transaction multiple is as at the respective transaction dates. It is reasonable to assume that the implied enterprise value of the transaction will correlate with the prices of gold. We adjusted the calculated multiple by the price of gold as at the transaction date, as follows:

		Gold Price
	Transaction Date	Transaction Date	Valuation Date	Adjustment
	Schedule 20

Goldrock Mines Corp.	28-Jul-16	1,337.00	1,246.90	-6.7%
Jaguar Mining Inc.	28-Jun-16	1,317.90	1,246.90	-5.4%
Gryphon Minerals Ltd.	12-Oct-16	1,253.80	1,246.90	-0.6%
Caledonia Mining Corporation Plc	18-Jan-16	1,090.70	1,246.90	14.3%
Caledonia Mining Corporation Plc	22-Jan-16	1,096.30	1,246.90	13.7%
United Paragon Mining Corporation	3-Dec-15	1,061.20	1,246.90	17.5%

2.	We have selected the harmonic mean and median for our low and high values.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 20 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Reserves
Comparable Transactions: Enterprise Value Attributable to Reserves
As at December 11, 2017 (in USD $000's)											Schedule 16

			Total EV attributable to resources	Total EV attributable to Gold reserves

		Total EV
		Note 1	Schedule 18	Note 1

Goldrock Mines Corp.		86,899	38,478	48,422
Jaguar Mining Inc.		75,611	51,689	23,922
Gryphon Minerals Ltd.		56,886	33,086	23,801
Caledonia Mining Corporation Plc		24,991	5,649	19,342
Caledonia Mining Corporation Plc		22,764	5,649	17,115
United Paragon Mining Corporation		46,960	10,003	36,957

Notes:
1.	To determine enterprise value for the comparable companies, we utilized information obtained from S&P Capital IQ, as at December 11, 2017. The determination of enterprise value is as follows:

		Purchase Price	Percentage Purchased	Adjusted Purchase Price	Total Warrants Outstanding	Total Implied Equity Value
	Date						Debt	Preferred Equity	Minority Interest	Cash & ST Investments	Enterprise Value

Goldrock Mines Corp.	28-Jul-16	86,317	100.00%	86,317	2,818	89,135	-	-	-	2,236	86,899
Jaguar Mining Inc.	28-Jun-16	3,391	10.50%	32,284	-	32,284	61,343	-	-	18,016	75,611
Gryphon Minerals Ltd.	12-Oct-16	63,079	100.00%	63,079	2,708	65,787	-	-	(965)	7,935	56,886
Caledonia Mining Corporation Plc	18-Jan-16	10	0.03%	34,367	-	34,367	1,688	-	1,504	12,568	24,991
Caledonia Mining Corporation Plc	22-Jan-16	16	0.05%	32,140	-	32,140	1,688	-	1,504	12,568	22,764
United Paragon Mining Corporation	3-Dec-15	557	1.34%	41,565	-	41,565	5,504	-	-	109	46,960

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 21 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Reserves
Comparable Transactions: Contained Reserves
As at December 11, 2017				Schedule 17

	Gold
	Tonnage	Grade	Contained	Contained
	(in 000's t)	(in g/t)	(in 000's g)	(in 000's troy oz)

Goldrock Mines Corp.	82,533	0.63	51,996	1,672
Jaguar Mining Inc.	65,856	1.25	82,320	2,647
Gryphon Minerals Ltd.	17,400	1.50	26,100	839
Caledonia Mining Corporation Plc	1,401	3.66	5,129	165
Caledonia Mining Corporation Plc	1,401	3.66	5,129	165
United Paragon Mining Corporation	1,584	11.07	17,530	564

Notes:
1.	The above information was obtained from S&P Capital IQ.

2.	See Schedule 20 relating to certain selected details of the comparable companies.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 22 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Reserves
Comparable Transactions: EV to Contained Resources
As at December 11, 2017							Schedule 18

	Gold			Copper
		EV to In-situ Gold			EV to In-situ Copper		Total EV Attributable to Resources
	Contained		EV Attributable to Gold	Contained		EV Attributable to Copper
	(in 000's troy oz)	(in $ per troy oz)		(in 000's lb)	(in $ per lb)
	Note 1	Schedule 21		Note 1	Schedule 23

Goldrock Mines Corp.	3,379	9.04	30,544	563,144	0.01	7,933	38,478
Jaguar Mining Inc.	5,718	9.04	51,689	-	0.01	-	51,689
Gryphon Minerals Ltd.	3,660	9.04	33,086	-	0.01	-	33,086
Caledonia Mining Corporation Plc	625	9.04	5,649	-	0.01	-	5,649
Caledonia Mining Corporation Plc	625	9.04	5,649	-	0.01	-	5,649
United Paragon Mining Corporation	1,107	9.04	10,003	-	0.01	-	10,003

Notes:
1.	The above information was S&P Capital IQ.

2.	See Schedule 20 relating to certain selected details of the comparable companies.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 23 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Reserves
Comparable Transactions: Contained Resources
As at December 11, 2017								Schedule 19

	Gold				Copper
	Tonnage	Grade	Contained	Contained	Tonnage	Grade	Contained	Contained
	(in 000's t)	(in g/t)	(in 000's g)	(in 000's troy oz)	(in 000's t)	(in %)	(in 000's t)	(in 000's lb)

Goldrock Mines Corp.	246,720	0.43	105,103	3,379	222,120	0.12%	255	563,144
Jaguar Mining Inc.	163,626	1.09	177,861	5,718	-	-	-	-
Gryphon Minerals Ltd.	83,100	1.37	113,847	3,660	-	-	-	-
Caledonia Mining Corporation Plc	4,265	4.56	19,437	625	-	-	-	-
Caledonia Mining Corporation Plc	4,265	4.56	19,437	625	-	-	-	-
United Paragon Mining Corporation	3,161	10.89	34,420	1,107	-	-	-	-

Notes:
1.	The above information was obtained from S&P Capital IQ.

2.	See Schedule 20 relating to certain selected details of the comparable companies.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 24 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Reserves
Comparable Transactions: Screening Summary
As at December 11, 2017			Schedule 20

		Transaction Closed Date	Number of Properties
Acquired	Buyer Company

Goldrock Mines Corp.	Fortuna Silver Mines Inc.	28-Jul-16	1
Jaguar Mining Inc.	-	28-Jun-16	2
Gryphon Minerals Ltd.	Teranga Gold Corporation	12-Oct-16	1
Caledonia Mining Corporation Plc	-	18-Jan-16	1
Caledonia Mining Corporation Plc	-	22-Jan-16	1
United Paragon Mining Corporation	Anglo Philippine Holdings Corporation	3-Dec-15	1

Notes:
1.	The above information was obtained from S&P Capital IQ screening with the following criteria:
Transaction Types: Merger/Acquisition
Transaction Status: Closed
Industry Classifications (Target/Issuer): Gold
Gold - P&P Ore Reserves (in '000s of T) [Latest Annual] (Target/Issuer): (is greater than 0)
Implied Total Enterprise Value: is less than $100mm CAD
Transaction Value: > 0

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 25 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Gold Resources
As at December 11, 2017 (in USD $'s)						Schedule 21

						Gold only
	EV attributable to Gold		EV to In-situ Gold		Adjusted EV to In-situ Gold	Adjusted EV to In-situ Gold
		In-situ Gold
	(in 000's $)	(in 000's troy oz)	(in $ per troy oz)	Adjustment	(in $ per troy oz)	(in $ per troy oz)
	Schedule 24	Schedule 26		Note 1

Red Eagle Exploration Limited	5,461	412	13.257	9.6%	14.531	n/a
Red Eagle Exploration Limited	8,772	412	21.294	9.6%	23.340	n/a
PC Gold Inc.	8,604	1,292	6.660	15.4%	7.683	7.683
Clifton Star Resources, Inc.	4,740	480	9.881	0.2%	9.906	9.906
Magellan Minerals Limited	10,553	913	11.560	-3.6%	11.139	11.139
Sona Resources Corp.	1,042	188	5.546	-5.1%	5.262	n/a
Rotation Minerals Ltd.	1,202	54	22.203	-8.1%	20.408	n/a
Kilo Goldmines Ltd.	8,025	1,107	7.252	-1.6%	7.139	7.139
Red Eagle Exploration Limited	21,021	412	51.031	-4.7%	48.640	n/a
AQM Copper Inc.	3,118	524	5.955	4.2%	6.208	n/a
Orex Exploration Inc.	9,080	886	10.248	-0.5%	10.194	10.194
Pinecrest Resources Ltd.	7,838	973	8.056	-0.6%	8.011	8.011
Bellhaven Copper & Gold Inc.	6,790	1,210	5.612	-1.5%	5.528	n/a

			Average
			Simple		13.69	9.01
			No high-low		11.28	8.95
			Harmonic mean		9.30	8.77
			Statistical analysis
			Minimum		5.26	7.14
			1st quartile		7.14	7.76
			Median		9.91	8.96
			3rd quartile		14.53	10.12
			Maximum		48.64	11.14

Resources				Low	High	Mid

Selected			Note 2	8.77	9.30	9.04

Geological Potential				Low	High	Mid

Selected				5.26	7.14	6.20
Discount				75.0%	75.0%	75.0%

Geological Potential			Note 3	1.32	1.78	1.55

Appendix A Page 26 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Gold Resources
As at December 11, 2017 (in USD $'s)	Schedule 21

Notes:
1.	We note that the derived transaction multiple is as at the respective transaction dates. It is reasonable to assume that the implied enterprise value of the transaction will correlate with the prices of gold. We adjusted the calculated multiple by the price of gold as at the transaction date, as follows:

			Gold Price
		Transaction Date	Transaction Date	Valuation Date	Adjustment
		Schedule 27	Schedule 25

	Red Eagle Exploration Limited	5-Oct-15	1,137.60	1,246.90	9.6%
	Red Eagle Exploration Limited	5-Oct-15	1,137.60	1,246.90	9.6%
	PC Gold Inc.	16-Nov-15	1,080.90	1,246.90	15.4%
	Clifton Star Resources, Inc.	8-Apr-16	1,243.80	1,246.90	0.2%
	Magellan Minerals Limited	6-May-16	1,294.00	1,246.90	-3.6%
	Sona Resources Corp.	15-Sep-16	1,314.00	1,246.90	-5.1%
	Rotation Minerals Ltd.	11-Jul-16	1,356.60	1,246.90	-8.1%
	Kilo Goldmines Ltd.	26-Oct-16	1,266.60	1,246.90	-1.6%
	Red Eagle Exploration Limited	2-Nov-16	1,308.20	1,246.90	-4.7%
	AQM Copper Inc.	13-Jan-17	1,196.20	1,246.90	4.2%
	Orex Exploration Inc.	19-May-17	1,253.60	1,246.90	-0.5%
	Pinecrest Resources Ltd.	10-Apr-17	1,253.90	1,246.90	-0.6%
	Bellhaven Copper & Gold Inc.	30-May-17	1,265.70	1,246.90	-1.5%

2.	We have selected the harmonic mean as our low and high values.

3.	We utilized the minimum values and judgementally applied a 75.0% discount to derive our geological potential multiples.

4.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 27 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Silver Resources
As at December 11, 2017 (in USD $'s)					Schedule 22

	EV attributable to Silver		EV to In-situ Silver		Adjusted EV to In-situ Silver
		In-situ Silver
	(in 000's $)	(in 000's troy oz)	(in $ per troy oz)	Adjustment	(in $ per troy oz)
	Schedule 24	Schedule 26		Note 1

Red Eagle Exploration Limited	200	1,090	0.183	0.0%	0.183
Red Eagle Exploration Limited	320	1,090	0.294	0.0%	0.294
PC Gold Inc.	-	-	n/a	10.5%	n/a
Clifton Star Resources, Inc.	-	-	n/a	2.1%	n/a
Magellan Minerals Limited	-	-	n/a	-10.4%	n/a
Sona Resources Corp.	5	65	0.080	-17.1%	0.066
Rotation Minerals Ltd.	13	38	0.332	-22.6%	0.257
Kilo Goldmines Ltd.	-	-	n/a	-10.9%	n/a
Red Eagle Exploration Limited	795	1,090	0.729	-16.0%	0.613
AQM Copper Inc.	-	-	n/a	-6.3%	n/a
Orex Exploration Inc.	-	-	n/a	-6.5%	n/a
Pinecrest Resources Ltd.	-	-	n/a	-12.3%	n/a
Bellhaven Copper & Gold Inc.	-	-	n/a	-9.9%	n/a

			Average
			Simple		0.283
			No high-low		0.24
			Harmonic mean		0.17
			Statistical analysis
			Minimum		0.066
			1st quartile		0.183
			Median		0.257
			3rd quartile		0.294
			Maximum		0.613

			Selected		0.170

			Low	High	Mid

Selected		Note 2	0.17	0.26	0.21

Appendix A Page 28 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Silver Resources
As at December 11, 2017 (in USD $'s)	Schedule 22

Notes:
1.	We note that the derived transaction multiple is as at the respective transaction dates. It is reasonable to assume that the implied enterprise value of the transaction will correlate with the prices of silver. We adjusted the calculated multiple by the price of silver as at the transaction date, as follows:

			Silver Price
		Transaction Date	Transaction Date	Valuation Date	Adjustment
		Schedule 17	Schedule 15

	Red Eagle Exploration Limited	5-Oct-15	15.71	15.71	0.0%
	Red Eagle Exploration Limited	5-Oct-15	15.71	15.71	0.0%
	PC Gold Inc.	16-Nov-15	14.22	15.71	10.5%
	Clifton Star Resources, Inc.	8-Apr-16	15.38	15.71	2.1%
	Magellan Minerals Limited	6-May-16	17.53	15.71	-10.4%
	Sona Resources Corp.	15-Sep-16	18.96	15.71	-17.1%
	Rotation Minerals Ltd.	11-Jul-16	20.30	15.71	-22.6%
	Kilo Goldmines Ltd.	26-Oct-16	17.63	15.71	-10.9%
	Red Eagle Exploration Limited	2-Nov-16	18.69	15.71	-16.0%
	AQM Copper Inc.	13-Jan-17	16.77	15.71	-6.3%
	Orex Exploration Inc.	19-May-17	16.80	15.71	-6.5%
	Pinecrest Resources Ltd.	10-Apr-17	17.92	15.71	-12.3%
	Bellhaven Copper & Gold Inc.	30-May-17	17.43	15.71	-9.9%

2.	We have selected the harmonic mean and the median as our low and high values.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 29 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Copper Resources
As at December 11, 2017 (in USD $'s)					Schedule 23

	EV attributable to Copper		EV to In-situ Copper		Adjusted EV to In-situ Copper
		In-situ Copper
	(in 000's $)	(in 000's lb)	(in $ per lb)	Adjustment	(in $ per lb)
	Schedule 24	Schedule 26		Note 1

Red Eagle Exploration Limited	-	-	n/a	27.5%	n/a
Red Eagle Exploration Limited	-	-	n/a	27.5%	n/a
PC Gold Inc.	-	-	n/a	42.0%	n/a
Clifton Star Resources, Inc.	-	-	n/a	43.9%	n/a
Magellan Minerals Limited	-	-	n/a	39.4%	n/a
Sona Resources Corp.	-	-	n/a	39.3%	n/a
Rotation Minerals Ltd.	-	-	n/a	39.9%	n/a
Kilo Goldmines Ltd.	-	-	n/a	40.0%	n/a
Red Eagle Exploration Limited	-	-	n/a	34.7%	n/a
AQM Copper Inc.	21,486	1,604,365	0.013	11.7%	0.015
Orex Exploration Inc.	-	-	n/a	16.3%	n/a
Pinecrest Resources Ltd.	-	-	n/a	15.3%	n/a
Bellhaven Copper & Gold Inc.	3,651	321,175	0.011	17.1%	0.013

			Average
			Simple		0.014
			No high-low		0.014
			Harmonic mean		0.014
			Statistical analysis
			Minimum		0.013
			1st quartile		0.014
			Median		0.014
			3rd quartile		0.015
			Maximum		0.015

Selected		Note 2			0.014

Appendix A Page 30 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Valuation Multiple Calculation - Copper Resources
As at December 11, 2017 (in USD $'s)	Schedule 23

Notes:
1.	We note that the derived transaction multiple is as at the respective transaction dates. It is reasonable to assume that the implied enterprise value of the transaction will correlate with the prices of silver. We adjusted the calculated multiple by the price of silver as at the transaction date, as follows:

			Copper Price
		Transaction Date	Transaction Date	Valuation Date	Adjustment
		Schedule 27	Schedule 25

	Red Eagle Exploration Limited	5-Oct-15	2.36	3.00	27.5%
	Red Eagle Exploration Limited	5-Oct-15	2.36	3.00	27.5%
	PC Gold Inc.	16-Nov-15	2.12	3.00	42.0%
	Clifton Star Resources, Inc.	8-Apr-16	2.09	3.00	43.9%
	Magellan Minerals Limited	6-May-16	2.15	3.00	39.4%
	Sona Resources Corp.	15-Sep-16	2.16	3.00	39.3%
	Rotation Minerals Ltd.	11-Jul-16	2.15	3.00	39.9%
	Kilo Goldmines Ltd.	26-Oct-16	2.15	3.00	40.0%
	Red Eagle Exploration Limited	2-Nov-16	2.23	3.00	34.7%
	AQM Copper Inc.	13-Jan-17	2.69	3.00	11.7%
	Orex Exploration Inc.	19-May-17	2.58	3.00	16.3%
	Pinecrest Resources Ltd.	10-Apr-17	2.60	3.00	15.3%
	Bellhaven Copper & Gold Inc.	30-May-17	2.56	3.00	17.1%

2.	We have selected the median for our in-situ valuation multiple calculation.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 31 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Enterprise Value Attributable to Resources
As at December 11, 2017 (in USD $000's)											Schedule 24

		Gold	Silver	Copper	Total EV
		Note 1	Note 1	Note 1	Note 2

Red Eagle Exploration Limited		5,461	200	-	5,661
Red Eagle Exploration Limited		8,772	320	-	9,092
PC Gold Inc.		8,604	-	-	8,604
Clifton Star Resources, Inc.		4,740	-	-	4,740
Magellan Minerals Limited		10,553	-	-	10,553
Sona Resources Corp.		1,042	5	-	1,048
Rotation Minerals Ltd.		1,202	13	-	1,215
Kilo Goldmines Ltd.		8,025	-	-	8,025
Red Eagle Exploration Limited		21,021	795	-	21,816
AQM Copper Inc.		3,118	-	21,486	24,604
Orex Exploration Inc.		9,080	-	-	9,080
Pinecrest Resources Ltd.		7,838	-	-	7,838
Bellhaven Copper & Gold Inc.		6,790	-	3,651	10,441

Notes:
1.	In order to calculate in-situ values, we allocated the enterprise value of each company to the respective commodity based on the percentage allocation calculated in Schedule 25.

2.	To determine enterprise value for the comparable companies, we utilized information obtained from S&P Capital IQ, as at December 11, 2017. The determination of enterprise value is as follows:

		Purchase Price	Percentage Purchased	Adjusted Purchase Price	Total Warrants Outstanding	Total Implied Equity Value
	Date						Debt	Preferred Equity	Minority Interest	Cash & ST Investments	Enterprise Value

Red Eagle Exploration Limited	5-Oct-15	3,136	54.00%	5,807	-	5,807	-	-	-	146	5,661
Red Eagle Exploration Limited	5-Oct-15	3,593	38.67%	9,291	-	9,291	-	-	-	199	9,092
PC Gold Inc.	16-Nov-15	7,380	100.00%	7,380	840	8,220	479	-	-	95	8,604
Clifton Star Resources, Inc.	8-Apr-16	13,803	100.00%	13,803	-	13,803	-	-	-	9,062	4,740
Magellan Minerals Limited	6-May-16	10,353	100.00%	10,353	-	10,353	349	-	-	149	10,553
Sona Resources Corp.	15-Sep-16	1,035	100.00%	1,035	-	1,035	65	-	-	53	1,048
Rotation Minerals Ltd.	11-Jul-16	160	12.95%	1,236	-	1,236	-	-	-	22	1,215
Kilo Goldmines Ltd.	26-Oct-16	1,892	12.90%	14,668	-	14,668	-	-	-	6,643	8,025
Red Eagle Exploration Limited	2-Nov-16	5,545	23.10%	24,010	-	24,010	-	-	-	2,194	21,816
AQM Copper Inc.	13-Jan-17	17,789	70.45%	25,252	657	25,909	-	-	-	1,305	24,604
Orex Exploration Inc.	19-May-17	9,622	100.00%	9,622	203	9,826	-	-	-	745	9,080
Pinecrest Resources Ltd.	10-Apr-17	1,574	18.21%	8,642	-	8,642	-	-	-	804	7,838
Bellhaven Copper & Gold Inc.	30-May-17	9,944	100.00%	9,944	402	10,346	361	-	-	266	10,441

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 32 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Resource Saleable In-Situ Value
As at December 11, 2017 (in USD $000's)										Schedule 25

		Salable Price			Saleable In-Situ Value			Allocation Percentage
		Gold	Silver	Copper
	Date	(in troy oz)	(in troy oz)	(in lb)	Gold	Silver	Copper	Gold	Silver	Copper
		Note 1	Note 1	Note 1	Note 2	Note 2	Note 2	Note 3	Note 3	Note 3

Red Eagle Exploration Limited	10/5/2015	1,137.6	15.7	2.4	468,607	17,120	-	96.5%	3.5%	0.0%
Red Eagle Exploration Limited	10/5/2015	1,137.6	15.7	2.4	468,607	17,120	-	96.5%	3.5%	0.0%
PC Gold Inc.	11/16/2015	1,080.9	14.2	2.1	1,396,383	-	-	100.0%	0.0%	0.0%
Clifton Star Resources, Inc.	4/8/2016	1,243.8	15.4	2.1	596,695	-	-	100.0%	0.0%	0.0%
Magellan Minerals Limited	5/6/2016	1,294.0	17.5	2.2	1,181,330	-	-	100.0%	0.0%	0.0%
Sona Resources Corp.	9/15/2016	1,314.0	19.0	2.2	246,996	1,239	-	99.5%	0.5%	0.0%
Rotation Minerals Ltd.	7/11/2016	1,356.6	20.3	2.1	73,434	780	-	98.9%	1.1%	0.0%
Kilo Goldmines Ltd.	10/26/2016	1,266.6	17.6	2.1	1,401,640	-	-	100.0%	0.0%	0.0%
Red Eagle Exploration Limited	11/2/2016	1,308.2	18.7	2.2	538,881	20,373	-	96.4%	3.6%	0.0%
AQM Copper Inc.	1/13/2017	1,196.2	16.8	2.7	626,239	-	4,315,742	12.7%	0.0%	87.3%
Orex Exploration Inc.	5/19/2017	1,253.6	16.8	2.6	1,110,736	-	-	100.0%	0.0%	0.0%
Pinecrest Resources Ltd.	4/10/2017	1,253.9	17.9	2.6	1,219,862	-	-	100.0%	0.0%	0.0%
Bellhaven Copper & Gold Inc.	5/30/2017	1,265.7	17.4	2.6	1,531,477	-	823,494	65.0%	0.0%	35.0%

Notes:
1.	Gold, silver, and copper prices obtained from S&P Capital IQ.

2.	For a calculation of the saleable in-situ value of each commodity, we multiplied the market price of the respective commodity, as at the Valuation Date, by the amount of in-situ resources (see Schedule 26).

3.	After determining the saleable in-situ value, we determined the allocation percentage for the respective commodity.

4.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 33 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Contained Resources
As at December 11, 2017												Schedule 26

	Gold				Silver				Copper
	Tonnage	Grade	Contained	Contained	Tonnage	Grade	Contained	Contained	Tonnage	Grade	Contained	Contained
	(in 000's t)	(in g/t)	(in 000's g)	(in 000's troy oz)	(in 000's t)	(in g/t)	(in 000's g)	(in 000's troy oz)	(in 000's t)	(in %)	(in 000's t)	(in 000's lb)

Red Eagle Exploration Limited	3,794	3.38	12,812	411.93	3,794	8.94	33,899	1,090	-	0.00%	-	-
Red Eagle Exploration Limited	3,794	3.38	12,812	411.93	3,794	8.94	33,899	1,090	-	0.00%	-	-
PC Gold Inc.	10,303	3.90	40,182	1,291.87	-	-	-	-	-	0.00%	-	-
Clifton Star Resources, Inc.	3,420	4.36	14,921	479.74	-	-	-	-	-	0.00%	-	-
Magellan Minerals Limited	4,240	6.70	28,395	912.93	-	-	-	-	-	0.00%	-	-
Sona Resources Corp.	598	9.77	5,847	187.97	72	28.17	2,032	65	-	0.00%	-	-
Rotation Minerals Ltd.	193	8.71	1,684	54.13	193	6.18	1,194	38	-	0.00%	-	-
Kilo Goldmines Ltd.	14,264	2.41	34,420	1,106.62	-	-	-	-	-	0.00%	-	-
Red Eagle Exploration Limited	3,794	3.38	12,812	411.93	3,794	8.94	33,899	1,090	-	0.00%	-	-
AQM Copper Inc.	201,030	0.08	16,283	523.52	-	-	-	-	201,030	0.36%	728	1,604,365
Orex Exploration Inc.	5,132	5.37	27,559	886.04	-	-	-	-	-	0.00%	-	-
Pinecrest Resources Ltd.	33,621	0.90	30,259	972.85	-	-	-	-	-	0.00%	-	-
Bellhaven Copper & Gold Inc.	60,701	0.62	37,635	1,209.98	-	-	-	-	60,701	0.24%	146	321,175

Notes:
1.	The above information was obtained from S&P Capital IQ.

2.	See Schedule 27 relating to certain selected details of the comparable companies.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 34 of 40

Rio Novo Gold Inc.
Formal Valuation Report
In-Situ - Gold Resources
Comparable Transactions: Screening Summary
As at December 11, 2017			Schedule 27

	Buyer Company	Transaction Closed Date	Number of Properties
Acquired

Red Eagle Exploration Limited	Red Eagle Mining Corporation	5-Oct-15	1
Red Eagle Exploration Limited	Batero Gold Corp.	5-Oct-15	1
PC Gold Inc.	First Mining Finance Corp.	16-Nov-15	1
Clifton Star Resources, Inc.	First Mining Finance Corp.	8-Apr-16	1
Magellan Minerals Limited	Anfield Nickel Corp.	6-May-16	1
Sona Resources Corp.	Skeena Resources Limited	15-Sep-16	2
Rotation Minerals Ltd.	-	11-Jul-16	1
Kilo Goldmines Ltd.	Resolute (Treasury) Pty Ltd	26-Oct-16	1
Red Eagle Exploration Limited	Red Eagle Mining Corporation	2-Nov-16	1
AQM Copper Inc.	Teck Resources Limited	13-Jan-17	1
Orex Exploration Inc.	Anaconda Mining Inc.	19-May-17	1
Pinecrest Resources Ltd.	-	10-Apr-17	1
Bellhaven Copper & Gold Inc.	GoldMining Inc.	30-May-17	1

Notes:
1.	The above information was obtained from S&P Capital IQ screening with the following criteria:
Transaction Types: Merger/Acquisition;
Transaction Status: Closed;
Industry Classifications: Metals and Mining - Gold;
P&P Ore Reserves (in '000s of T) [Latest Annual] (Target/Issuer): NOT (is greater than 0);
Gold - Total Ore Resources (in '000s of T) [Latest Annual] (Target/Issuer): is greater than 0;
Other mineral resources, except for silver and copper: is not greater than 0;
Exchanges (All Listings): (TSX) The Toronto Stock Exchange OR (TSXV) TSX Venture Exchange;
Implied Total Enterprise Value: is less than $100mm CAD; and,
Transaction Value: > 0.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 35 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Analyst Forecast - Gold
As at December 11, 2017 (in USD $'s)										Schedule 28

Contributor	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

BMO Capital Markets Equity Research	1,216.0	1,250.0	1,250.0	1,200.0	n/a	n/a	n/a	n/a	n/a	n/a
Canaccord Genuity	1,246.0	1,272.0	1,297.0	1,348.0	1,375.0	1,382.0	1,382.0	n/a	n/a	n/a
Cantor Fitzgerald Canada Corporation	1,288.0	1,300.0	1,300.0	1,350.0	1,300.0	1,300.0	1,300.0	1,300.0	1,300.0	1,300.0
CIBC World Markets Inc.	1,249.0	1,300.0	1,300.0	1,300.0	n/a	n/a	n/a	n/a	n/a	n/a
CIMB Research	1,250.0	1,356.0	1,390.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Cormark Securities Inc.	1,250.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Desjardins Securities Inc.	1,246.0	1,255.0	1,280.0	1,290.0	1,300.0	n/a	n/a	n/a	n/a	n/a
FBR Capital Markets & Co.	1,219.0	1,262.0	1,262.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
GMP Securities L.P	1,240.0	1,350.0	1,350.0	1,350.0	n/a	n/a	n/a	n/a	n/a	n/a
Haywood Securities Inc.	1,295.0	1,400.0	1,400.0	1,400.0	1,400.0	1,400.0	1,400.0	n/a	n/a	n/a
Investec Bank Limited (SA)	1,250.0	1,290.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jefferies LLC	1,242.0	1,275.0	1,300.0	1,300.0	n/a	n/a	n/a	n/a	n/a	n/a
Laurentian Bank Securities, Inc.	1,250.0	1,300.0	1,350.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
National Bank Financial	1,242.0	1,325.0	1,350.0	1,350.0	n/a	n/a	n/a	n/a	n/a	n/a
Nordea Markets	1,250.0	1,250.0	1,250.0	1,250.0	1,250.0	1,250.0	n/a	n/a	n/a	n/a
PI Financial Corp.	1,325.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	n/a	n/a
Renaissance Capital	1,250.0	1,300.0	1,312.0	1,331.0	1,348.0	n/a	n/a	n/a	n/a	n/a
Scotiabank Global Banking and Market	1,211.0	1,250.0	1,300.0	1,300.0	1,300.0	n/a	n/a	n/a	n/a	n/a
Societe Generale Cross Asset Research	1,222.0	1,225.0	1,225.0	1,225.0	1,225.0	n/a	n/a	n/a	n/a	n/a
Swedbank Large Corporates & Institutions	1,250.0	1,250.0	1,250.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
TD Securities Equity Research	1,242.0	1,250.0	1,300.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Wood & Company	1,220.0	1,234.0	1,265.0	1,296.0	n/a	n/a	n/a	n/a	n/a	n/a

Mean	1,247.9	1,287.8	1,304.1	1,309.3	1,316.4	1,336.4	1,358.0	1,325.0	1,300.0	1,300.0
Median	1,247.5	1,275.0	1,300.0	1,300.0	1,300.0	1,350.0	1,366.0	1,325.0	1,300.0	1,300.0
Number of analyst estimates	22	21	20	15	9	5	4	2	1	1

Selected	1,247.9	1,287.8	1,304.1	1,309.3	1,316.4	1,336.4	1,358.0	1,325.0	1,300.0	1,300.0

Notes:
1.	Information obtained from S&P Capital IQ, www.capitaliq.com.

2.	We utilized analysts forecast until 2026. Post 2026, we assumed gold prices will remain consistant as 2026.

3.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 36 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Weighted Average Cost of Capital - Summary
As at December 11, 2017			Schedule 29

		Low	High

Cost of equity	Schedule 30	12.48%	13.52%

Unsystematic Risk Factors
Size risk premium	Note 1	3.67%	3.67%
Company specific premium	Note 2	2.00%	4.00%

Cost of equity		18.15%	21.19%

Cost of debt
Pre-tax cost of debt	Note 3	6.03%	6.03%
Incremental tax rate	Note 4	25.00%	25.00%

After-tax cost of debt		4.52%	4.52%

Market debt to equity ratio	Note 5	0.10	0.10

Weighted average cost of debt (9.09%)		0.41%	0.41%
Weighted-average cost of equity (90.91%)		16.50%	19.26%

Weighted-average cost of capital, rounded		17.00%	19.50%

Notes:
1.	As per Duff & Phelps, 2017 Valuation Handbook - Guide to Cost of Capital. The size premium is based on decile 10b, which includes the smallest companies from the dataset.

2.	In determining a risk premium we considered, among other things, risk factors assoicated with the cash flows to which the discount rate will apply. Risk factors include, but are not limited to, geography, political, realization of revenues, realization of expenses, execution on the timing of the cash flows and other factors.

3.	We have assumed that Rio Novo can obtain debt at 1 year United States LIBOR rate plus 4.3%. As at the Valuation Date, the 1 year United States LIBOR rate is 1.7%.

4.	Corporate income tax is based on the long term substantially enacted tax rates for Brazil.

5.	An appropriate capital structure has been assumed to be as reflected based on industry benchmark research.

6.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 37 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Weighted Average Cost of Capital - Screening
As at December 11, 2017 (in USD $ Millions)											Schedule 30

Guideline Companies	Ticker	Cash	Total Debt	Market Value of Equity	Total Enterprise Value (EV)	Net Debt to EV	Equity to EV	Historical Effective Tax Rate	Levered Equity Beta	Historical Debt to Equity	Unlevered Equity Beta

Roxgold Inc.	TSX:ROXG	70	77	453	464	1.5%	98.5%	7.2%	2.42	0.49	1.66
Premier Gold Mines Limited	TSX:PG	151	54	556	460	-21.0%	121.0%	35.6%	2.82	0.14	2.59
Wesdome Gold Mines Ltd.	TSX:WDO	30	12	415	397	-4.5%	104.5%	23.8%	1.32	0.09	1.24
Golden Star Resources Ltd.	TSX:GSC	49	135	331	326	26.4%	73.6%	0.0%	3.10	-	3.10
Teranga Gold Corporation	TSX:TGZ	129	19	323	229	-48.4%	148.4%	42.4%	2.87	0.02	2.83
Primero Mining Corp.	TSX:P	21	143	96	218	56.0%	44.0%	0.0%	2.10	0.22	1.72
Golden Queen Mining Co. Ltd.	TSX:GQM	13	58	88	220	20.5%	79.5%	0.0%	1.40	0.48	0.95
Marlin Gold Mining Ltd.	TSXV:MLN	11	46	143	178	19.7%	80.3%	0.0%	3.51	1.82	1.24
Alio Gold Inc.	TSX:ALO	52	2	222	172	-28.9%	128.9%	11.5%	2.94	0.01	2.91
AuRico Metals Inc.	TSX:AMI	17	-	187	169	-10.3%	110.3%	0.0%	-	-	-
Gran Colombia Gold Corp.	TSX:GCM	4	119	29	144	79.8%	20.2%	397.3%	4.86	0.46	(13.24)
Rye Patch Gold Corp.	TSXV:RPM	10	27	109	126	13.4%	86.6%	0.0%	1.67	0.40	1.19

								Average	2.42	0.35	0.52
								Median	2.62	0.18	1.45

								Selected	2.62	0.26	1.45

		Low	High

Unlevered Equity Beta		1.38	1.53	Unlevered equity beta = levered equity beta / [1+ (1 - tax rate) * debt-to-equity]
Debt-to-Equity		0.26	0.26	Above
Selected Subject Tax Rate		25.0%	25.0%	Based on the long term substantially enacted tax rates for Brazil.

Relevered Equity Beta		1.66	1.83	Levered equity beta = unlevered equity beta * [1 + (1 - tax rate) * debt-to-equity]

Risk-free Rate		2.6%	2.6%	Long-term 20 year U.S. Treasury Coupon Bond Yield
Equity Risk Premium		6.0%	6.0%	As per Duff & Phelps 2017 Valuation Handbook, Equity Risk Premium
Levered Equity Beta		1.66	1.83

Cost of Equity Capital		12.5%	13.5%	Cost of equity capital = risk-free rate + [equity beta * equity risk premium]

Notes:
1.	Information obtained from S&P Capital IQ.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 38 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Historical Statement of Comprehensive Income Summary
For the year ended December 31 (in USD $000's)					Schedule 31

					Sep 30
	2013	2014	2015	2016	2017
					9 months
Administrative expenses
Salaries and benefits	794	791	281	566	194
Professional fees	694	203	177	288	309
Office and general	495	270	321	321	161
Travel expenses	89	34	20	36	43
Regulatory fees	72	96	18	48	60

Loss before other (expense) income	2,144	1,394	816	1,258	767

Other (expense) income
Interest and other (expense)	30	(105)	(102)	(275)	(69)
Depreciation	(219)	(59)	(35)	(4)	(1)
Loss on disposal of plant and equipment	(112)	-	-	-	-
Foreign exchange (loss) gain	21	122	201	(42)	(72)
Gain on share purchase warrant revaluation	(13)	27	-	-	-
Settlement fee	-	(22)	-	-	-
Impairment reversal (write-off) of exploration and evaluation of assets	-	(200)	(7,712)	4,759	-
	-	-	-	-	-

Total other income (expense)	(292)	(237)	(7,649)	4,438	(142)

Income (loss) before income tax provision	(2,436)	(1,631)	(8,464)	3,180	(909)

Income tax (recovery) provision - deferred	2,039	1,946	3,760	(1,248)	(413)

Income (loss) and comprehensive income (loss)	(4,475)	(3,577)	(12,224)	4,428	(496)

Deficit, beginning of year	(17,885)	(22,360)	(25,937)	(38,161)	(33,733)
Income (loss) and comprehensive income (loss)	(4,475)	(3,577)	(12,224)	4,428	(496)

Deficit, end of year	(22,360)	(25,937)	(38,161)	(33,733)	(34,229)

Notes:
1.	The above information was obtained from the following:
- 2013 to 2016 inclusive, audited financial statements as audited by UHY McGovern Hurley LLP; and,
- Sep 30, 2017, unaudited financial statements.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A Page 39 of 40

Rio Novo Gold Inc.
Formal Valuation Report
Historical Consolidated Statements of Financial Position Summary
As at December 31 (in USD $000's)					Schedule 32

					Sep 30
	2013	2014	2015	2016	2017
Assets
Current
Cash and cash equivalents	78	43	60	41	14
Sundry assets and prepaid expenses	54	77	59	53	154

Total current assets	132	119	119	93	168

Non-current assets
Plant and equipment	5,939	5,820	5,705	5,689	5,680
Exploration and evaluation assets	73,859	74,259	66,920	73,128	73,703

Total assets	79,931	80,198	72,744	78,910	79,551

Liabilities
Current
Accounts payable and other liabilities	1,374	1,620	1,292	2,782	1,999
Loans payable	150	894	2,199	2,518	2,751

Total current liabilities	1,524	2,514	3,490	5,300	4,750

Non-current liabilities
Share purchase warrants	27	-	-	-	-
Deferred income tax liability	4,160	6,105	9,865	8,617	8,204

Total liabilities	5,711	8,619	13,355	13,917	12,954

Shareholders' equity
Contributed capital	91,874	92,756	96,058	98,540	100,617
Equity settled share-based payments reserve	4,707	4,760	1,492	186	208
Deficit	(22,360)	(25,937)	(38,161)	(33,733)	(34,229)

Total shareholders' equity	74,220	71,579	59,388	64,993	66,596

Total liabilities and shareholders' equity	79,931	80,198	72,744	78,910	79,551

Notes:
1.	The above information was obtained from the following:
- 2013 to 2016 inclusive, audited financial statements as audited by UHY McGovern Hurley LLP; and,
- Sep 30, 2017, unaudited financial statements.

2.	This schedule has been compiled without audit, forms part of and should only be read in conjunction with our Formal Valuation Report dated January 15, 2018.

Appendix A

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

Appendix B: Scope of Review

RIO NOVO GOLD INC.
FORMAL VALUATION REPORT
As At December 11, 2017

Appendix B – Scope of Review

Before reaching our conclusion on the value noted herein, we reviewed and relied, without audit or verification by us, primarily upon the following information:

1.	The audited consolidated financial statements of Rio Novo, as audited by UHY McGovern Hurley LLP, for the fiscal year ended December 31, 2013 to 2016, inclusive;

2.	The consolidated interim financial statements of Rio Novo, as prepared by Management for the period ended September 30, 2017;

3.	The annual management’s discussion and analysis, as prepared by Management for the fiscal year ended December 31, 2013 to 2016, inclusive;

4.	The Almas Gold Project technical report titled ‘Updated Feasibility Study Technical Report for the Almas Gold Project’ prepared by RungePincockMinarco Limited, dated August 9, 2016;

5.	The Tolda Fria Gold Project technical report titled ‘NI 43-101 Technical Report on the ToldaFria Project’ prepared by Gustavson Associates, dated May 31, 2011;

6.	The Matupa Gold Project technical report titled ‘Technical Report and Audit of the Preliminary Resource Estimate of the Guaranta Gold Project’ prepared by Marston & Marston, Inc. and Geosim Services Inc, dated February 12, 2010;

7.	Rio Novo’s corporate presentation dated July 2016;

8.	The Almas Gold Project’s life of mine financial model, as prepared by Management, dated September 17, 2016, and updated estimates provided by Management;

9.	Information obtained through our discussions with personnel of Rio Novo and BNP Paribas, including but not limited to:

a.	Mr. Patrick Panero, President & CEO of Rio Novo; and,

b.	Messrs. Paul Scherzer and Andre Court of BNP Paribas.

10.	A letter of representation obtained from Management of Rio Novo wherein they confirmed certain representations and warranties that they have made to us, including a general representation that they have no information or knowledge of any facts or material information not specifically noted in this Fairness Opinion which, in their view, would reasonably be expected to affect the fairness conclusions expressed herein;

11.	A review of the Aura and Rio Novo merger transaction announcement press release dated December 18, 2017 obtained from www.marketwired.com;

12.	Information obtained from the Duff & Phelps, 2017 Valuation Handbook – Guide to Cost of Capital;

13.	Information obtained U.S. Department of the Treasury website, www.home.treasury.gov;

14.	Industry information obtained from, but not limited to the following:

a.	IBISWorld Inc.; and,

b.	TD Economics.

15.	Information from Capital IQ, Inc. website, www.capitaliq.com, including, but not limited to the following:

a.	Market information; and,

b.	Comparable companies.

16.	Other publicly available information through an internet search; and,

17.	Overview of Rio Novo’s corporate website, www.rnovogold.com.

We have not audited or otherwise verified the accuracy or completeness of the information relied upon in preparing our Formal Valuation Report, except as specifically disclosed herein.

Should any of the above noted information not be factual or correct our valuation conclusion, as expressed herein, may be materially different.

Visit us at **mnp.ca**.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

MNP LLP

APPENDIX I

INFORMATION CONCERNING AURA MINERALS INC.

General

Aura’s registered office is located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands. Aura maintains a head office at 600 – 4770 Biscayne Blvd., Miami Florida 33137 and an operating office at 27th Floor - 161 Bay Street, Toronto, Ontario M5J 2S1. Aura was originally incorporated under the Business Corporations Act of Ontario by letters patent dated July 12, 1946 under the name “Baldwin Consolidated Mines Limited” and subsequently changed its name as follows: by Articles of Amendment dated July 11, 1989, Aura changed its name to “Canadian Baldwin Holdings Limited”; by Articles of Amendment dated July 27, 2005, Aura changed its name to “Canadian Baldwin Resources Limited”; by Articles of Amendment dated March 22, 2006, Aura changed its name to “Aura Gold Inc.”; by Articles of Continuance dated April 20, 2006, Aura was continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act; and by Articles of Amendment dated July 20, 2007, Aura changed its name to “Aura Minerals Inc.”, and continued as a company limited by shares under the BVIBCA, and ceased to be incorporated under the Canada Business Corporations Act, on December 30, 2016.

For a complete description of Aura’s organizational structure and material subsidiaries, see “Corporate Structure and Description of Capital Structure” in the Aura AIF, incorporated by reference into this Circular.

Summary Description of the Business

Aura is a mid-tier gold and copper production company focused on the development and operation of gold and base metal projects in the Americas. Aura’s shares are listed on the TSX under the symbol “ORA”. Aura’s assets include the San Andres (Honduras) and Ernesto/Pau-a-Pique (Brazil) producing gold mines and the Sao Francisco (Brazil) gold mine and the copper-gold-silver Aranzazu (Mexico) mine (currently on care-and-maintenance). On December 1, 2017, Aura agreed to sell its copper-gold-iron Serrote project. Aura is controlled by Northwestern.

For further information regarding Aura and its business activities, see “Description of the Business” and “General Development of the Business” in the Aura AIF, which is incorporated herein by reference.

Documents Incorporated by Reference

The following documents of Aura filed with the various securities commissions or similar authorities in the jurisdictions where Aura is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the Aura AIF;

(b)	the Aura Annual Financial Statements;

(c)	the Aura Annual MD&A;

(d)	the Aura Interim Financial Statements;

(e)	the Aura Interim MD&A;

(f)	the Aura 2017 AGM Circular;

(g)	the material change report of Aura dated May 31, 2017 regarding the election of directors; and

(h)	the material change report of Aura dated December 11, 2017 regarding the sale of the Serrote da Laje copper-gold-iron project;

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(i)	the material change report of Aura dated December 21, 2017 regarding the announcement of the Merger; and

(j)	the press release of Aura dated January 5, 2018 regarding the joint conference call to be hosted with Rio Novo in connection with the Merger and certain employment changes.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors’ report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to NI 44-101 to be incorporated by reference herein) filed by Aura with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and prior to the completion of the Merger will be deemed to be incorporated by reference in this Circular. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and Aura will, upon request by an Aura Shareholder, promptly provide a copy of any such document without charge.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained or otherwise accessed through Aura’s website, www.auraminerals.com or any website, other than those documents incorporated by reference herein and filed on the SEDAR website, does not form part of this Circular.

Description of Authorized and Issued Shares

Aura is authorized to issue an unlimited number of shares of a single class with no par value. As at January 23, 2018, Aura had the following issued and outstanding: 33,565,194 Aura Shares, 713,900 Aura Options, 350,000 share purchase warrants, 126,529 deferred share units and no restricted share units.

Aura Shareholders are entitled to receive notice of any meetings of Aura Shareholders, to attend and to cast one vote per Aura Share at all such meetings. Aura Shareholders are also entitled to an equal share in any dividend paid by Aura and an equal share in the distribution of the surplus assets of Aura on its liquidation. The Aura Shares do not carry any pre-emptive or conversion rights.

For further information regarding Aura’s capital structure, see “Corporate Structure and Description of Capital Structure” in the Aura AIF, which is incorporated herein by reference.

Dividend Policy

Aura has not paid dividends since incorporation. In order to maximize funds available for ongoing development efforts, Aura currently does not expect to use available cash to pay out dividends. The Aura Board will reconsider Aura’s dividend policy as and when Aura is in a position to pay dividends. The declaration and payment of dividends will depend on the results of Aura’s operations, its financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed to be relevant by the Aura Board at the time.

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Significant Acquisitions

There are no acquisitions that Aura has completed within 75 days prior to the date of this Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). In addition, other than the Merger, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Circular.

Price Range and Trading Volumes

The Aura Shares are listed and posted for trading on the TSX under the symbol “ORA”. The following table sets forth the price ranges and the volume traded of the Aura Shares for the periods indicated as reported by the TSX, as applicable.

Aura Shares (ORA)	High ($)	Low ($)	Close ($)	Volume
2017
January	1.97	0.16	1.76	365,419
February	1.90	1.60	1.90	67,799
March	1.90	1.42	1.53	249,230
April	1.60	1.40	1.50	135,081
May	1.80	1.42	1.59	101,075
June	1.63	1.40	1.44	495,593
July	1.45	1.30	1.35	95,904
August	2.15	1.30	2.15	207,771
September	2.15	1.71	1.71	207,678
October	1.90	1.74	1.79	32,795
November	1.88	1.65	1.69	134,003
December	2.74	1.73	2.53	387,719
January (1-22)	3.00	2.25	2.90	76,865

On December 15, 2017, the last trading day on which the Aura Shares traded prior to announcement of the Merger, the closing price of the Aura Shares on the TSX was $2.50. On January 22, 2018, the closing price of the Aura Shares on the TSX was $2.90.

Prior Sales

Aura has not purchased, sold or issued any securities of Aura, including Aura Shares or securities convertible into Aura Shares, during the 12 months prior to the date hereof, other than 145,000 Aura Shares issued pursuant to the exercise of Aura Options.

Risk Factors

Whether or not the Merger is completed, Aura will continue to face many of the risk factors that it currently faces with respect to its business and affairs. These risk factors are further detailed in the filings of Aura filed with the Canadian Securities Administrators and available on SEDAR at www.sedar.com. If the Merger is completed, Aura will face any additional risk factors described in the Rio Novo AIF.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Circular, Aura is not aware of any material interest, direct or indirect, of any “informed person” (as defined in NI 51-102) of Aura, or any associate or affiliate of such persons, in any transaction since the commencement of Aura’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Aura or any of its subsidiaries.

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Interests of Experts

PricewaterhouseCoopers LLP, the auditor of Aura, is independent with respect to Aura within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

Auditor, Transfer Agent and Registrar

The auditor of Aura is PricewaterhouseCoopers LLP, Chartered Professional Accountants, at its office located at PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2.

The transfer agent and registrar for the Aura Shares is TSX Trust Company, at its principal office located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

Agent for Service of Process in Canada

Aura is continued under the laws of a foreign jurisdiction. In addition, Paulo Carlos de Brito, Rodrigo Barbosa, Roberto Giannetti Da Fonseca and Philip Reade are all directors of Aura that reside outside of Canada. Aura and each of its directors that resides outside of Canada have appointed Blake, Cassels & Graydon LLP as their agent for service of process in Canada. Aura Shareholders and Rio Novo Shareholders are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Additional Information

Additional information relating to Aura is available on SEDAR at www.sedar.com. Financial information concerning Aura is contained in the Aura Annual Financial Statements and the Aura Interim Financial Statements and the accompanying Aura Annual MD&A and Aura Interim MD&A, respectively, each of which are incorporated herein by reference and can be accessed on SEDAR. In addition, Aura Shareholders and Rio Novo Shareholders may obtain copies of the Aura Annual Financial Statements, Aura Interim Financial Statements, Aura Annual MD&A and Aura Interim MD&A, free of charge by contacting Aura.

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APPENDIX J

INFORMATION CONCERNING RIO NOVO GOLD INC.

General

Rio Novo was incorporated on January 4, 2008 under the name Ferdi Investments Inc. pursuant to the BVIBCA. Rio Novo changed its name to Rio Novo Holdings S.A. on May 14, 2008 and to Rio Novo Gold Inc. on January 5, 2010. Rio Novo’s registered office is located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, VG1110, British Virgin Islands. Rio Novo maintains operating offices at Av das Americas 8445, sala 517, Edificio Barra Tower, Barra da Tijuca, Rio de Janeiro, Brazil and Cra 19 N° 72-61, Urb. Santa Clara, Manizales, Colombia; and has a corporate office at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

For a complete description of Rio Novo’s organizational structure and material subsidiaries, see “Corporate Structure” in the Rio Novo AIF, incorporated by reference into this Circular.

Summary Description of the Business

Rio Novo is a gold mining exploration company with assets located in Brazil and Colombia. The Rio Novo Shares are listed on the TSX under the symbol “RN”. Rio Novo has two projects in Brazil – the Almas Gold Project, located in Tocantins State, Brazil, and the Matupá Gold Project (formerly the Guarantã Gold Project), located in Mato Grosso State, Brazil – and one project, the Tolda Fria Gold Project, located in Caldas State, Colombia.

For further information regarding Rio Novo and its business activities, see “Business of the Company” and “General Development of the Business” in the Rio Novo AIF, which is incorporated herein by reference.

Documents Incorporated by Reference

The following documents of Rio Novo filed with the various securities commissions or similar authorities in the jurisdictions where Rio Novo is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the Rio Novo AIF;

(b)	the Rio Novo Annual Financial Statements;

(c)	the Rio Novo Annual MD&A;

(d)	the Rio Novo Interim Financial Statements;

(e)	the Rio Novo Interim MD&A; and

(f)	the Rio Novo 2017 AGM Circular.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors’ report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to NI 44-101 to be incorporated by reference herein) filed by Rio Novo with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and prior to the completion of the Merger will be deemed to be incorporated by reference in this Circular. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and Rio Novo will, upon request by a Rio Novo Shareholder, promptly provide a copy of any such document without charge.

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Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained or otherwise accessed through Rio Novo’s website, www.rnovogold.com/ or any website, other than those documents incorporated by reference herein and filed on the SEDAR website, does not form part of this Circular.

Description of Authorized and Issued Shares

Rio Novo is authorized to issue an unlimited number of shares of no par value, each of a single class. As at January 23, 2018, Rio Novo had the following issued and outstanding: 178,754,016 Rio Novo Shares, 2,910,000 stock options and 7,073,672 deferred share units.

Rio Novo Shareholders are entitled to receive notice of any meetings of Rio Novo Shareholders and to attend and cast one vote per Rio Novo Share at all such meetings. Rio Novo Shareholders are also entitled to an equal share in any dividend paid by Rio Novo and an equal share in the distribution of the surplus assets of Rio Novo on its liquidation. The Rio Novo Shares do not carry any pre-emptive or conversion rights.

For further information regarding Rio Novo’s capital structure, see “General Description of Capital Structure” in the Rio Novo AIF, which is incorporated herein by reference.

Dividend Policy

Rio Novo has not paid dividends since incorporation, and the Rio Novo Board does not anticipate paying dividends in the near future. The Rio Novo Board will reconsider Rio Novo’s dividend policy as and when Rio Novo is in a position to pay dividends. The declaration and payment of dividends will depend on the results of Rio Novo’s operations, its financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed to be relevant by the Rio Novo Board at the time.

Significant Acquisitions

There are no acquisitions that Rio Novo has completed within 75 days prior to the date of this Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Circular.

Price Range and Trading Volumes

The Rio Novo Shares are listed and posted for trading on the TSX under the symbol “RN”. The following table sets forth the price ranges and the volume traded of the Rio Novo Shares for the periods indicated as reported by the TSX, as applicable.

Rio Novo Shares (RN)	High ($)	Low ($)	Close ($)	Volume
2017
January	0.16	0.11	0.14	2,181,139
February	0.23	0.14	0.15	346,289
March	0.17	0.13	0.17	360,190
April	0.15	0.11	0.12	230,350
May	0.12	0.10	0.12	1,501,937
June	0.14	0.12	0.12	222,706
July	0.14	0.12	0.12	357,110
August	0.12	0.11	0.12	237,800
September	0.12	0.09	0.11	318,700
October	0.11	0.09	0.09	84,576
November	0.11	0.08	0.09	170,880
December	0.13	0.08	0.12	2,491,620
January (1-22)	0.15	0.12	0.15	886,868

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On December 15, 2017, the last trading day on which the Rio Novo Shares traded prior to announcement of the Merger, the closing price of the Rio Novo Shares on the TSX was $0.095. On January 22, 2018, the closing price of the Rio Novo Shares on the TSX was $0.145.

Prior Sales

Except as described below, Rio Novo has not purchased, sold or issued any securities of Rio Novo during the 12 months prior to the date hereof:

•	On June 1, 2017, Rio Novo issued 15,000,000 Rio Novo Shares to Northwestern in satisfaction of US$951,421.54 ($1,275,000) of indebtedness (being a deemed issue price of $0.085 per share).

•	On June 3, 2017, Rio Novo issued 12,271,763 Rio Novo Shares at a price of $0.12 per share through a non-brokered private placement to a subscriber that did not previously hold any Rio Novo Shares (and was unrelated to any insider of Rio Novo).

Risk Factors

If the Merger is not completed, Rio Novo will continue to face the risk factors that it currently faces with respect to its business and affairs. These risk factors are further detailed in the filings of Rio Novo filed with the Canadian Securities Administrators and available on SEDAR at www.sedar.com.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Circular, Rio Novo is not aware of any material interest, direct or indirect, of any “informed person” (as defined in NI 51-102) of Rio Novo, or any associate or affiliate of such persons, in any transaction since the commencement of Rio Novo’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Rio Novo or any of its subsidiaries.

Interests of Experts

UHY McGovern Hurley LLP, the auditor of Rio Novo, has advised Rio Novo that they are independent with respect to Rio Novo within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

Auditor, Transfer Agent and Registrar

Effective November 27, 2013, UHY McGovern Hurley, LLP, Chartered Professional Accountants, was appointed as the auditor of Rio Novo. UHY’s office is located at PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, M2J 4R3.

The transfer agent and registrar for the Rio Novo Shares is TSX Trust Company, at its principal office located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

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Agent for Service of Process in Canada

Rio Novo is incorporated or otherwise organized under the laws of a foreign jurisdiction. In addition, each of the directors of Rio Novo resides outside of Canada. Rio Novo and each of its directors have appointed McCarthy Tétrault LLP as their agent for service of process in Canada. Aura Shareholders and Rio Novo Shareholders are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Additional Information

Additional information relating to Rio Novo is available on SEDAR at www.sedar.com. Financial information concerning Rio Novo is contained in the Rio Novo Annual Financial Statements and the Rio Novo Interim Financial Statements and the accompanying Rio Novo Annual MD&A and Rio Novo Interim MD&A, respectively, each of which are incorporated herein by reference and can be accessed on SEDAR. In addition, Rio Novo Shareholders may obtain copies of the Rio Novo Annual Financial Statements, Rio Novo Interim Financial Statements, Rio Novo Annual MD&A and Rio Novo Interim MD&A, free of charge by contracting Rio Novo.

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APPENDIX K

AURA MINERALS INC. UNAUDITED PRO FORMA FINANCIAL STATEMENTS

K-1

Aura Minerals Inc.

Pro Forma Consolidated Statements of Income (Loss)

For the nine months ended September 30, 2017

Expressed in thousands of United States dollars

(Unaudited)

	For the nine months ended September 30, 2017
	Aura Minerals	Rio Novo Gold Inc.	Adjustments	Proforma Consolidated

Revenue	$118,977			$118,977
Cost of goods sold	96,671			96,671

Gross margin	22,306			22,306
				-
General and administrative expenses	9,235	$768		10,003
Care-and-maintenance expenses	3,538			3,538
Exploration expenses	827			827
Operating income	8,706	(768)		7,938
				-
Finance costs	(3,004)	(69)		(3,073)
Other gains (losses)	3,703	(72)		3,631
Income (loss) before income taxes	9,405	(909)	-	8,496
Income tax (expense) recovery	(5,592)	413		(5,179)
Income (loss) for the period	$3,813	$(496)	$–	$3,317

Income (Loss) per share (note 6):
Basic	$0.11			$0.08
Diluted	$0.11			$0.08

Weighted average number of common shares outstanding (note 6):
Basic	33,565,194		9,473,962	43,039,156
Diluted	33,565,194		9,473,962	43,039,156

Aura Minerals Inc.

Pro Forma Consolidated Statements of Income (Loss)

For the twelve months ended December 31, 2016

Expressed in thousands of United States dollars

(Unaudited)

	For the twelve months ended December 31, 2016
	Aura Minerals	Rio Novo Gold Inc.	Adjustments	Proforma Consolidated

Revenue	$146,209			$146,209
Cost of goods sold	115,196			115,196

Gross margin	31,013			31,013
				-
General and administrative expenses	7,885	1,262		9,147
Care-and-maintenance expenses	7,999			7,999
Exploration expenses	645			645
Operating income	14,484	(1,262)		13,222
				-
Finance costs	(2,721)	(275)		(2,996)
Impairment reversal		4,759		4,759
Gain on acquisition	19,886			19,886
Other gains (losses)	(2,956)	(42)		(2,998)
Income (loss) before income taxes	28,693	3,180	-	31,873
Income tax (expense) recovery	(9,673)	1,248		(8,425)
Income (loss) for the period	$19,020	$4,428	$–	$23,448
	-	-
Income (Loss) per share (note 6):
Basic	$0.64			$0.60
Diluted	$0.62			$0.58

Weighted average number of common shares outstanding (note 6):
Basic	29,845,060		9,473,962	39,319,022
Diluted	30,643,188		9,473,962	40,117,150

Aura Minerals Inc.

Pro Forma Consolidated Statements of Financial Position

As at September 30, 2017

Expressed in thousands of United States dollars

(Unaudited)

	Aura Minerals	Rio Novo Gold Inc.	Adjustments		Proforma Consolidated

ASSETS
Current
Cash and cash equivalents	$10,484	$14	$(1,799)	5(b)(i)	$8,699
Value added taxes and other receivables	16,432	154			16,586
Inventory	39,089				39,089
Other current assets	3,815				3,815
	69,820	168	(1,799)		68,189
					-
Other long-term assets	10,581				10,581
Property, plant and equipment	102,689	79,383	(28,906)	5(b)(iii)	153,166
Deferred income tax assets					-
	$183,090	$79,551	$(30,705)		$231,936
	-	-
LIABILITIES
Current
Trade and other payables	$30,915	1,999	$–		$32,914
Current portion of debts	19,954	2,751			22,705
Current income tax liabilities	4,755				4,755
Current portion of provision for mine closure and restoration	82				82
Current portion of other liabilities	2,144				2,144
	57,850	4,750	-		62,600
Debts	6,827				6,827
Deferred income tax liabilities	5,876	8,204	(2,800)	5(b)(ii)	11,280
Provision for mine closure and restoration	23,136				23,136
Other provisions	7,687				7,687
Other liabilities	1,441				1,441
	102,817	12,954	(2,800)		112,971
SHAREHOLDERS' EQUITY
Share capital	548,217	100,826	(100,826)	5(b)(iv)
			20,748	5(b)(v)	568,965
Contributed surplus	54,681				54,681
Accumulated other comprehensive loss	(8,049)				(8,049)
Deficit	(514,576)	(34,229)	34,229	5(b)(iv)
			(1,799)	5(b)(i)
			19,743	5(b)(vi)	(496,632)
	80,273	66,597	(27,905)		118,965
	$183,090	$79,551	$(30,705)		$231,936

AURA MINERALS INC.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Amounts are in thousands of US dollars unless otherwise stated)

1. Description of Transaction

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Financial Statements") of Aura Minerals Inc. ("Aura" or the "Company") have been prepared to give effect to the Merger Agreement (“Agreement”) entered into by Aura and Rio Novo Gold Inc. ("Rio Novo") dated December 18, 2017.

Pursuant to the Agreement, Aura and Rio Novo agreed to merge (the Merger”) and combine their respective businesses and Rio Novo Shareholders (excluding Rio Novo shareholders that exercise statutory dissent rights) will receive 0.053 of an Aura Share for each Rio Novo share held. Upon completion of the Merger, Aura shall be merged with Rio Novo, whereupon the separate corporate existence of Rio Novo shall cease, and Aura shall continue as the surviving company in the Merger and will continue the operations of Aura and Rio Novo on a combined basis.

The purchase consideration is expected to consist of 9,473,963 common shares of Aura estimated to be worth US$20,748 or US$2.19 per share based on the fair market value of Aura shares on January 19, 2018. The fair value of the purchase consideration will ultimately be determined upon the closing of the Merger. It is likely that the fair value of the purchase consideration at closing will differ from the fair value estimated for purposes of these pro forma financial statements and that difference may be material.

2. Basis of Presentation

These pro forma financial statements have been prepared to give effect to the Merger.

The unaudited pro forma consolidated statements of income / (loss) for the year ended December 31, 2016 and for the 9 months ended September 30, 2017 combine the historical consolidated statements of income / (loss) of Aura and Rio Novo to give effect to the Merger as if it had occurred on January 1, 2016. The unaudited pro forma consolidated statement of financial position as at September 30, 2017 combines the historical consolidated statement of financial positions of Aura and Rio Novo to give effect to the Merger as if it had occurred on September 30, 2017.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of Aura for any period following the closing of the Merger will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The pro forma financial statements are based on and should be read in conjunction with the following historical financial statements of Aura and Rio Novo, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board:

-	Audited consolidated financial statements of Aura as at and for the year ended December 31, 2016 and the related notes;

AURA MINERALS INC.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Amounts are in thousands of US dollars unless otherwise stated)
-	Audited consolidated financial statements of Rio Novo as at and for the year ended December 31, 2016 and the related notes; and
-	Unaudited condensed interim consolidated financial statements of Aura as at and for the nine months ended September 30, 2017 and the related notes
-	Unaudited condensed interim consolidated financial statements of Rio Novo as at and for the nine months ended September 30, 2017 and the related notes.

Management has concluded that both companies are under common control and as such the transaction is outside the scope of IFRS 3. Management has concluded that the activities of Rio Novo constitute a business. Consequently, management has elected to apply IFRS 3 by analogy to account for the combination of business under common control. The purchase price calculation and the purchase price allocation are dependent upon finalization of the fair value estimates and assumptions as at the Merger date and therefore, certain valuations are provisional and are subject to change. The purchase price allocation will reflect the fair value, at the purchase date, of the assets acquired and liabilities assumed based on Aura’s evaluation of such assets and liabilities following the close of the transaction and, accordingly, the final purchase price allocation may differ significantly from the result herein.

The financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of Aura and Rio or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3. Preparation of Pro forma statements

(a) Accounting Policies

The accounting policies used in the preparation of these financial statements are consistent with those described in the unaudited condensed interim consolidated financial statements for Aura for the nine months period ended September 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016.

Management has conducted a review of Rio Novo’s accounting policies and has identified no material differences in the significant accounting policies adopted by Rio Novo from the accounting policies of Aura. For the purposes of these pro forma financial statements no material reclassifications were required to be been made to Rio Novo’s historical financial statements to conform to the presentation policies adopted by Aura.

4. Assets acquired and liabilities assumed in the Merger

The following is a preliminary fair value estimate of the assets acquired and the liabilities assumed by Aura in connection with the Merger, reconciled to the estimated total fair value of the consideration provided (refer to note 1). Aura is in the process of conducting a detailed valuation of all assets acquired and liabilities assumed as of the Merger date. As a result, the fair value of the assets acquired and liabilities assumed may differ materially from those presented below:

AURA MINERALS INC.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Amounts are in thousands of US dollars unless otherwise stated)

Cash	$14
Value added taxes and other receivables	154
Property, plant and equipment	50,477
Trade and other payables	(1,999)
Current portion of debts	(2,751)
Deferred income tax liabilities	(5,404)
Total identifiable net assets acquired	40,491
Total purchase price	20,748
Bargain purchase gain	$19,743

Aura has preliminarily assessed that the carrying values for all assets acquired and liabilities assumed, that are not discussed below, approximate fair values based on the nature of those assets and liabilities.

For purposes of these pro forma financial statements, no adjustment has been made to the carrying values of Rio Novo’s plant and equipment which consists of fixtures, computers, leaseholds and equipment (including a rolling mill), based on Aura’s preliminary assessment that carrying values are a reasonable approximation of fair values. This preliminary assessment may be subject to change.

5. Pro forma adjustments in connection with the Merger

The following summarizes the pro forma adjustments in connection with the Merger to give effect to the Merger as if it has occurred on January 1, 2016 for purposes of the pro forma consolidated statements of income / (loss) for year ended December 31, 2016 and for the nine months ended September 30, 2017, and on September 30, 2017 for the purposes of the pro forma consolidated statement of financial position.

(a) Adjustments to the consolidated statement of income / (loss) for the year ended December 31, 2016 and nine months ended September 30, 2017

The Company has not identified any pro forma adjustments related to the Merger.

(b) Adjustments to the consolidated statement of financial position as at September 30, 2017

(i) This pro forma adjustment reflects Aura and Rio Novo’s combined estimated transaction costs of approximately $1,799 associated with the Merger. These costs are reflected as an adjustment to cash and cash equivalents and the deficit balance. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma consolidated income statement.

(ii) This pro forma adjustment of $2,800 reflects the estimated value of income tax losses not previously recognized by Rio Novo which are expected to be realized post merger and is based on the statutory tax rates of the relevant jurisdictions.

AURA MINERALS INC.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Amounts are in thousands of US dollars unless otherwise stated)

(iii) This pro forma adjustment of $28,906 reflects the estimated FMV adjustment to the exploration and evaluation assets held by Rio Novo.

(iv) The pro forma adjustments of $100,826 and $34,229 eliminate the historical equity accounts of Rio.

(v) This pro forma adjustment reflects the issuance of 9,473,963 common shares of Aura Minerals at $2.19 per share in connection with the Merger of 100% of the outstanding shares of Rio (see note 1).

(vi) This pro forma adjustment of $19,743 reflects the estimated bargain purchase gain. In the pro forma statement of financial position, this gain is reflected as a reduction of deficit of the merged company. The bargain purchase gain has not been reflected in the pro forma consolidated statement of income/(loss).

6. Pro forma Income (Loss) per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from the transaction described in Note 1 after giving effect to the Merger as if it had occurred January 1, 2016.

Rio Novo options outstanding at the date of the Merger will convert to Aura options on the basis of 0.053 Aura options for each Rio Novo option. The exercise price of the options issued shall be the exercise price of the Rio Novo options for which they are exchanged after dividing the Rio Novo exercise price by 0.053. The Aura options to be issued are not material for purposes of these pro forma financial statements and their potential impact on the purchase consideration. The issue of Aura options is also not expected to materially affect share capital.

7. Subsequent event - Sale of Serotte

On December 1, 2017, the Company announced that it has agreed to sell Mineração Vale Verde Ltda, (“MVV”) which owns the Serrote da Laje Copper Gold project for an aggregate consideration of US$40 million. Pursuant to a purchase and sale agreement with the purchaser group, Aura’s wholly owned subsidiary will sell 100% of its interest in MVV to the purchaser group. The total consideration of US$40 million is made up of a cash payment of US$30 million payable on closing, as well the delivery by the purchasers of a subordinated unsecured note in the principal amount of US$10 million.

The transaction is targeted to close before the end of February 2018, subject to customary closing conditions. The transaction has not been reflected in these pro forma financial statements.

Shareholders of:	Shareholders of:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Ryan Goodman, Corporate Secretary of Aura at:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Patrick Panero, President and Chief Executive Officer of Rio Novo at:

Telephone: 305-239-9332	Telephone: +55 (21) 3956-5025

E-mail: info@auraminerals.com	E-mail : info@rnovogold.com

Rio Novo Gold Inc.
(the “Company”)

FORM OF PROXY (“PROXY”)

Special Meeting
February 22, 2018 at 11:00 a.m. (BVI time)
BVI International Arbitration Centre, Ritter House, 3rd Floor,
Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
(the “Meeting”)

RECORD DATE:	January 18, 2018
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	February 20, 2018 at 11:00 a.m. (BVI Time)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Patrick Panero, President and Chief Executive Officer of the Company, whom failing William Dorson, Chairman of the Company (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Merger Resolution	FOR	AGAINST

To consider and, if thought advisable, to pass, with or without variation, resolutions, the full text of which are set forth in Appendix B to the accompanying joint management proxy circular of the Company and Aura Minerals Inc. ("Aura") dated January 23, 2018, to approve a plan of merger to implement the proposed merger under section 170 of the BVI Business Companies Act, 2004 between the Company and Aura pursuant to the Merger Agreement on the basis set out in the Information Circular in respect of the Meeting.

	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions
▬
1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.	If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.	Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.

7.	To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.	If the security holder is a company, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite
▬
TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit www.tsxtrust.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

www.tsxtrust.com

VANCOUVER CALGARY TORONTO MONTRÉAL

Rio Novo Gold Inc.
(the “Company”)

VOTING INSTRUCTION FORM (“VIF”)

Special Meeting
February 22, 2018 at 11:00 a.m. (BVI time)
BVI International Arbitration Centre, Ritter House, 3rd Floor,
Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
(the “Meeting”)

RECORD DATE:	January 18, 2018
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR VIF:	February 20, 2018 at 11:00 a.m. (BVI Time)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Patrick Panero, President and Chief Executive Officer of the Company, whom failing William Dorson, Chairman of the Company (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Merger Resolution	FOR	AGAINST

To consider and, if thought advisable, to pass, with or without variation, resolutions, the full text of which are set forth in Appendix B to the accompanying joint management proxy circular of the Company and Aura Minerals Inc. ("Aura") dated January 23, 2018, to approve a plan of merger to implement the proposed merger under section 170 of the BVI Business Companies Act, 2004 between the Company and Aura pursuant to the Merger Agreement on the basis set out in the Information Circular in respect of the Meeting.

	☐	☐

This VIF revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of beneficial owner(s)	Date (MM/DD/YYYY)

Voting Instructions – Guidelines and Conditions		Appointing yourself or someone else to vote your securities
▬		▬

The Company is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form (‘‘VIF’’) is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.

The completed VIF should be delivered to TSX Trust Company, in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space labeled “Please print appointee name” on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted.

Voting Instructions and Authority - Notes
▬
1.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

2.	The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.

3.	If internet voting is available, you can provide your voting instructions on the website noted on the reverse.

4.	To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Company.

5.

This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.

6.	Guidelines for proper execution of the proxy/VIF are available at www.stac.ca. Please refer to the Proxy Protocol.

For assistance, please contact TSX Trust Company.

Mail:	TSX Trust Company
301 - 100 Adelaide Street West Toronto, ON
M5H 4H1
Telephone:	416-361-0930
Facsimile:	416-595-9593
Email:	TMXEInvestorServices@tmx.com

www.tsxtrust.com

VANCOUVER CALGARY TORONTO MONTRÉAL

A detailed description of the transactions described in this Letter of Transmittal is contained in the Notices of Special Meetings and Joint Management Proxy Circular dated January 23, 2018 (the “Circular”) with respect to the proposed merger involving Aura Minerals Inc. (“Aura”) and Rio Novo Gold Inc. (“Rio Novo”) , mailed to registered holders of shares of Rio Novo (“Rio Novo Shareholders”) with this Letter of Transmittal in connection with the special meeting of Rio Novo Shareholders to be held on February 22, 2018 (the “Meeting”). You are strongly encouraged to read the Circular before completing this Letter of Transmittal. You may obtain an additional copy of the Circular under the profile of either Aura Minerals Inc. or Rio Novo Gold Inc. at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Circular.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. TSX Trust Company (“TSX Trust”) (see below for address and telephone number) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

WITH RESPECT TO CERTIFICATES REPRESENTING SHARES OF

RIO NOVO GOLD INC.

This Letter of Transmittal is for use by registered Rio Novo Shareholders in connection with the proposed merger (the “Merger”) involving Aura and Rio Novo that is to be submitted for approval at the Meeting.

The Merger is expected to close in March, 2018. At the Effective Time, Rio Novo Shareholders (other than certain ineligible Rio Novo Shareholders and Rio Novo Dissenting Shareholders) will receive, in exchange for each Rio Novo Share, 0.053 of a share in Aura (each whole share in Aura, an “Aura Share”).

Any registered Rio Novo Shareholder that, following completion of the Merger, wishes to exchange a certificate that, prior to the completion of the Merger, represented registered holdings of Rio Novo Shares, for a certificate representing registered holdings of Aura Shares should contact TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, including by properly completing, duly executing and delivering this Letter of Transmittal. Upon the consummation of the Merger, registered positions in Rio Novo Shares will be converted into registered positions in Aura Shares in accordance with the Plan of Merger without further action being required by Rio Novo Shareholders. If a Rio Novo Shareholder does not exchange a certificate representing a registered position in Rio Novo Shares for a certificate representing a registered position in Aura Shares, its rights as a holder of Aura Shares will not be affected. However, a transfer of such Aura Shares (or deposit into a brokerage account) may require delivery of the certificate(s) evidencing such Aura Shares.

In order for Rio Novo Shareholders to receive a certificate representing Aura Shares, Rio Novo Shareholders may deliver the certificates representing the Rio Novo Shares held by them to TSX Trust. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Rio Novo Shares delivered in accordance with the foregoing sentence in order to receive a certificate representing Aura Shares.

No certificates representing fractional Aura Shares will be issued upon the surrender for exchange of certificates representing Rio Novo Shares. All fractional Aura Shares will be rounded down to the nearest whole share in accordance with the Plan of Merger.

Please read the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Rio Novo Shares are registered in different names, a separate Letter of Transmittal should be submitted for each different registered owner. See Instruction 2(f).

Please note that the delivery of this Letter of Transmittal, together with your Rio Novo Share certificate(s), does not constitute a vote in favour of the Merger. To exercise your right to vote at the Meeting, you must attend the Meeting in Person or complete and return the form of Rio Novo proxy (printed on blue paper) that accompanied this Letter of Transmittal and the Circular to Rio Novo’s transfer agent and registrar, TSX Trust Company (in such capacity, the “Transfer Agent”), 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention: Proxy Department, not later than 11:00 a.m. (BVI time) on February 20, 2018 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. See “General Proxy Matters – Rio Novo” in the Circular.

The undersigned hereby delivers to TSX Trust the following share certificates representing Rio Novo Shares which the undersigned has full power and authority to deliver:

Certificate Number(s)	Number of Rio Novo Shares Represented by Certificate	Name in which Registered (Please fill in exactly as name(s) appear(s) on certificate(s))

NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

The undersigned hereby represents and warrants that:

(a)	the undersigned has full power and authority to deliver the certificate(s) representing the Rio Novo Shares being delivered;

(b)	the undersigned, or the person on whose behalf the certificate(s) representing the Rio Novo Shares is being delivered, has good title to and is the beneficial owner of the Rio Novo Shares being delivered, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

(c)	the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate;

(d)	the delivery of Rio Novo Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned; and

(e)	unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to TSX Trust prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of its Rio Novo Shares.

The above-listed share certificate(s) are hereby surrendered in exchange for certificate(s) representing Aura Shares on the basis of 0.053 of an Aura Share for every one (1) existing Rio Novo Share.

The undersigned hereby covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of the certificate(s) to be effected under this Letter of Transmittal.

If the Merger is not completed or proceeded with, the enclosed certificate(s) in respect of the Rio Novo Shares and all other ancillary documents will be returned forthwith to the undersigned at the address set out below or, if no instructions are given, to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Aura Shares pursuant to the Merger through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente letter d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

A.       NAME AND NUMBER OF CERTIFICATES FOR AURA SHARES:

The undersigned authorizes and directs TSX Trust to issue (a) certificate(s) for Aura Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

Certificate(s) representing Aura Shares are to be issued as follows:

Name on Certificate	Number of Aura Shares

B.       DELIVERY

Mail or make available for delivery certificate(s) representing Aura Shares as follows:

Name: ____________________________________

Address: __________________________________

__________________________________________

Postal (Zip) Code: ___________________________

Make available for pick-up at the office of TSX Trust Company, against a counter receipt, by:

Name:____________________________________

Address:__________________________________

________________________________________

Telephone #:

C.       IMPORTANT: This box must be completed fully if the name in which any Aura Share is to be issued differs from the name of the registered holder appearing on the existing certificate(s).

Date:___________________________________

Signature:_________________________________

Name:____________________________________

Address: _________________________________

_________________________________________

Postal (Zip) Code:__________________________

Signature Guaranteed by:

_________________________________________

Date:
Signature of Shareholder

NOTE: The instructions on the following pages should be read carefully before completing this Letter of Transmittal. TSX Trust (see below for address and telephone number) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Any registered Rio Novo Shareholder that, following completion of the Merger, wishes to exchange a certificate that, prior to the completion of the Merger, represented his, her or its registered holdings of Rio Novo Shares, for a certificate representing registered holdings of Aura Shares should contact TSX Trust, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, including by properly completing, duly executing and delivering this Letter of Transmittal. Upon the consummation of the Merger, registered positions in Rio Novo Shares will be converted into registered positions in Aura Shares in accordance with the Plan of Merger without any further action being required by Rio Novo Shareholders. If a Rio Novo Shareholder does not exchange a certificate representing a registered position in Rio Novo Shares for a certificate representing a registered position in Aura Shares, their rights as a holder of Aura Shares will not be affected. However, a transfer of such Aura Shares (or deposit into a brokerage account) may require delivery of the certificate(s) evidencing such Aura Shares.

(b)	Rio Novo Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(c)	This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Rio Novo Shares and all other required documents may be sent or delivered to TSX Trust at the address specified below.

(d)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Rio Novo Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by TSX Trust. It is recommended that the necessary documentation be hand delivered to TSX Trust at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(e)	Each registered Rio Novo Shareholder should fill in the delivery instructions in Part B and sign and date this Letter of Transmittal. If Part B is not completed, the certificate(s) representing Aura Shares will be mailed to the Rio Novo Shareholder’s address recorded on the books of the Transfer Agent.

(f)	Aura reserves the right if it so elects in its absolute discretion to instruct TSX Trust to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Signatures

(a)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(b)	If no change in the name of the registered holder appearing on the existing Rio Novo Share certificate(s) is desired but more than one new certificate is to be issued in that name, a holder should also fill out Part A of this Letter of Transmittal. Any holder who does not fill out Part A will receive one Aura Share certificate for each Rio Novo Share certificate delivered herewith. No charge will be made for one new replacement certificate but where more than one certificate is requested a charge of $6.00 (plus H.S.T.) will be levied for each additional certificate.

(c)	Share certificate(s) not registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed must be endorsed by the registered holder thereof or delivered together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an “Eligible Institution” or in some other manner satisfactory to TSX Trust.

An “Eligible Institution” means a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks in the United States.

(d)	A registered holder of Rio Novo Shares who wishes to have the certificate(s) representing Aura Shares registered in the name of a person other than the registered holder must fill in Part C as well as Parts A and B of this Letter of Transmittal and must endorse the existing Rio Novo Share certificate(s) delivered with this Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed by an Eligible Institution.

(e)	Where this Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, this Letter of Transmittal must be accompanied by evidence of the representative’s authority to act satisfactory to TSX Trust.

(f)	If any of the surrendered Rio Novo Shares are registered in different names or different forms on several certificates (e.g. ‘‘John Doe’’ and ‘‘J. Doe’’), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Rio Novo Shares.

3.	Lost Share Certificates

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal must be completed as fully as possible and forwarded to TSX Trust together with a letter stating the loss, theft or destruction. TSX Trust will respond with the replacement requirements, which must be properly completed and returned prior to affecting the exchange.

4.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Rio Novo Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	No alternative, conditional or contingent deliveries of certificates representing Rio Novo Shares will be accepted.

(c)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)	Additional copies of this Letter of Transmittal may be obtained from TSX Trust at the office listed on the following page.

Any questions and requests for assistance may be directed by

Rio Novo Shareholders to TSX Trust at the telephone number, e-mail address or location set out below:

TSX TRUST COMPANY

By Registered Mail, Hand or Courier

TMX Trust Company

301-100 Adelaide Street West

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Telephone: (416) 342-1091

1-866-600-5869

Facsimile: (416) 361-0470

E-mail: TMXEInvestorServices@tmx.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

(a)	merger agreement between Aura Minerals Inc. (“Aura”) and Rio Novo dated December 18, 2017;

(b)	Aura Form of Proxy;

(c)	Aura Voting Instruction Form; and

(d)	the press release of Aura and Rio Novo dated February 22, 2018 announcing the approval by shareholders of Aura and Rio Novo of the proposed merger.

(2)

(a)	the annual information form of Aura dated March 24, 2017 for the year ended December 31, 2016;

(b)	the audited consolidated statements of financial position and related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows of Aura as at and for the financial years ended December 31, 2016 and 2015;

(c)	the management’s discussion and analysis of Aura for the year ended December 31, 2016 and 2015;

(d)	Aura’s condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and 2016;

(e)	the management’s discussion and analysis of Aura for the three and nine months ended September 30, 2017 and 2016;

(f)	the management information circular of Aura dated April 25, 2017 in connection with the annual and special meeting of Aura Shareholders held on May 26, 2017;

(g)	the material change report of Aura dated May 31, 2017 regarding the election of directors;

(h)	the material change report of Aura dated December 11, 2017 regarding the sale of the Serrote da Laje Copper Gold project;

(i)	the material change report of Aura dated December 21, 2017 regarding the signing of the merger agreement;

(j)	the press release of Aura dated January 5, 2018 regarding the joint conference call to be hosted with Rio Novo in connection with the Merger and certain employment changes;

(k)	the technical report dated January 13, 2017, with an effective date of July 31, 2016, and entitled “Feasibility Study and Technical Report on the EPP Project, Mato Grosso, Brazil” prepared for Aura by a group of third-party consultants including P&E Mining Consultants Inc., MCB Brazil and Knight Piesold Ltd.;

(l)	the technical report dated July 2, 2014, with an effective date of December 31, 2013, and entitled “Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan, Honduras” prepared for Aura by Bruce Butcher, P.Eng., former Vice President, Technical Services, Ben Bartlett, FAusimm, former Manager Mineral Resources and Persio Rosario, P. Eng., former Principal Metallurgist;

(m)	the technical report dated January 31, 2012, with an effective date of September 30, 2011, and entitled “Resource and Reserve Estimates on the Sao Francisco Mine in the Municipality of Vila Bela da Santissima Trindade, State of Mato Grosso, Brazil” prepared for Aura Minerals by Bruce Butcher, P.Eng., former Vice President, Technical Services, J. Britt Reid, P.Eng., former Executive Vice President and Chief Operating Officer, and, Chris Keech, P.Geo., former Manager, Geostatistics;

(n)	the annual information form of Rio Novo dated March 23, 2017 for the year ended December 31, 2016;

(o)	the audited consolidated statements of financial position and related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows of Rio Novo as at and for the financial years ended December 31, 2016 and 2015;

(p)	the management’s discussion and analysis of Rio Novo for the year ended December 31, 2016 and 2015;

(q)	Rio Novo’s condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and 2016;

(r)	the management’s discussion and analysis of Rio Novo for the three and nine months ended September 30, 2017 and 2016;

(s)	the management information circular of Rio Novo dated August 31, 2017 in connection with the annual meeting of Rio Novo Shareholders held on September 29, 2017;

(t)	the technical report dated August 9, 2016, authored by Richard Kehmeier, C.P.G. and Paul Gates, P.E. of RPM and titled “Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil”;

(u)	the technical report dated February 12, 2010, authored by Susan Poos P.E and Michael Ward C.P.G, of Marston & Marston, Inc.,. Ronald Simpson B.Sc., P. Geo of GeoSim Services Inc. and Kathy Altman PhD., P.E. of Samuel Engineering Inc. and titled “Technical Report and Audit of the Preliminary Resources Estimate on the Guaranta Gold Project, Mato Grosso State, Brazil”; and

(v)	the technical report dated May 31, 2011 titled “NI 43-101 Technical Report on the Tolda Fria Project, Manizales, Colombia” authored by William J. Crowl, R.G. and Donald Hulse, P.E. of Gustavson Associates, LLC.

PART III

CONSENT TO SERVICE OF PROCESS

Aura filed Form F-X with the United States Securities and Exchange Commission on February 1, 2018, appointing an agent for service of process in connection with the transaction to which this Form CB/A relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURA MINERALS INC.

By:	/s/ Ryan Goodman
Name:	Ryan Goodman
Title:	VP, Legal Affairs & Business Development

Dated: February 23, 2018

EXHIBIT INDEX

Exhibit	Description
1.1*	merger agreement between Aura and Rio Novo dated December 18, 2017
1.2*	Aura form of proxy
1.3*	Aura voting instruction form
1.4	the press release of Aura and Rio Novo dated February 22, 2018 announcing the approval by shareholders of Aura and Rio Novo of the proposed merger
2.1*	the annual information form of Aura dated March 24, 2017 for the year ended December 31, 2016
2.2*	the audited consolidated statements of financial position and related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows of Aura as at and for the financial years ended December 31, 2016 and 2015
2.3*	the management’s discussion and analysis of Aura for the year ended December 31, 2016 and 2015
2.4*	Aura’s condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and 2016
2.5*	the management’s discussion and analysis of Aura for the three and nine months ended September 30, 2017 and 2016
2.6*	the management information circular of Aura dated April 25, 2017 in connection with the annual and special meeting of Aura Shareholders held on May 26, 2017
2.7*	the material change report of Aura dated May 31, 2017 regarding the election of directors
2.8*	the material change report of Aura dated December 11, 2017 regarding the sale of the Serrote da Laje Copper Gold project
2.9**	the technical report dated January 13, 2017, with an effective date of July 31, 2016, and entitled “Feasibility Study and Technical Report on the EPP Project, Mato Grosso, Brazil” prepared for Aura by a group of third-party consultants including P&E Mining Consultants Inc., MCB Brazil and Knight Piesold Ltd.
2.10**	the technical report dated July 2, 2014, with an effective date of December 31, 2013, and entitled “Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan, Honduras” prepared for Aura by Bruce Butcher, P.Eng., former Vice President, Technical Services, Ben Bartlett, FAusimm, former Manager Mineral Resources and Persio Rosario, P. Eng., former Principal Metallurgist
2.11*	the technical report dated January 31, 2012, with an effective date of September 30, 2011, and entitled “Resource and Reserve Estimates on the Sao Francisco Mine in the Municipality of Vila Bela da Santissima Trindade, State of Mato Grosso, Brazil” prepared for Aura Minerals by Bruce Butcher, P.Eng., former Vice President, Technical Services, J. Britt Reid, P.Eng., former Executive Vice President and Chief Operating Officer, and, Chris Keech, P.Geo., former Manager, Geostatistics
2.12*	the annual information form of Rio Novo dated March 23, 2017 for the year ended December 31, 2016

2.13*	the audited consolidated statements of financial position and related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows of Rio Novo as at and for the financial years ended December 31, 2016 and 2015
2.14*	the management’s discussion and analysis of Rio Novo for the year ended December 31, 2016 and 2015
2.15*	Rio Novo’s condensed interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017 and 2016
2.16*	the management’s discussion and analysis of Rio Novo for the three and nine months ended September 30, 2017 and 2016
2.17*	the management information circular of Rio Novo dated August 31, 2017 in connection with the annual meeting of Rio Novo Shareholders held on September 29, 2017
2.18*	the technical report dated August 9, 2016, authored by Richard Kehmeier, C.P.G. and Paul Gates, P.E. of RPM and titled “Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil”
2.19*	the technical report dated February 12, 2010, authored by Susan Poos P.E and Michael Ward C.P.G, of Marston & Marston, Inc.,. Ronald Simpson B.Sc., P. Geo of GeoSim Services Inc. and Kathy Altman PhD., P.E. of Samuel Engineering Inc. and titled “Technical Report and Audit of the Preliminary Resources Estimate on the Guaranta Gold Project, Mato Grosso State, Brazil”
2.20*	the technical report dated May 31, 2011 titled “NI 43-101 Technical Report on the Tolda Fria Project, Manizales, Colombia” authored by William J. Crowl, R.G. and Donald Hulse, P.E. of Gustavson Associates, LLC
2.21*	the material change report of Aura dated December 21, 2017 regarding the signing of the merger agreement
2.22*	the press release of Aura dated January 5, 2018 regarding the joint conference call to be hosted with Rio Novo in connection with the Merger and certain employment changes

_____________________

* Previously filed as an exhibit to Form CB on February 1, 2018

** Previously filed as an exhibit to Form CB/A on February 1, 2018